   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 1999

                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                          VISTA ENERGY RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                             1311                            75-2766114
    (State of Jurisdiction of        (Primary Standard Industrial             (I.R.S. Employer
          Corporation)                Classification Code Number)            Identification No.)

                             550 WEST TEXAS AVENUE
                                   SUITE 700
                              MIDLAND, TEXAS 79701
                                 (915) 570-5045
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                                C. RANDALL HILL
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          VISTA ENERGY RESOURCES, INC.
                             550 WEST TEXAS AVENUE
                                   SUITE 700
                              MIDLAND, TEXAS 79701
                                 (915) 570-5045
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

                 A. WINSTON OXLEY                                    ROBERT A. CURRY
              VINSON & ELKINS L.L.P.                                CONNER & WINTERS,
            3700 TRAMMELL CROW CENTER                           A PROFESSIONAL CORPORATION
                 2001 ROSS AVENUE                                 3700 FIRST PLACE TOWER
               DALLAS, TEXAS 75201                                 15 EAST FIFTH STREET
                  (214) 220-7700                                  TULSA, OKLAHOMA 74103
                                                                      (918) 586-5725

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                                PROPOSED
                                                                                 MAXIMUM
         TITLE OF EACH CLASS OF SECURITIES                 AMOUNT TO            AGGREGATE            AMOUNT OF
                  TO BE REGISTERED                       BE REGISTERED       OFFERING PRICE     REGISTRATION FEE(3)
-------------------------------------------------------------------------------------------------------------------
Common Stock issuable in the merger.................       8,296,123         $84,857,014(2)         $22,403(2)
-------------------------------------------------------------------------------------------------------------------
Convertible Preferred Stock issuable in the                3,979,372               (2)                  (2)
  merger............................................
-------------------------------------------------------------------------------------------------------------------
Common Stock issuable upon conversion of the               3,979,372               N/A                  $0
  Convertible Preferred Stock(1)....................
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) No additional fee is required to be paid for these securities in accordance with Rule 457(i) under the Securities Act.
(2) Calculated in accordance with Rule 457(f)(2) under the Securities Act based on the book value of all of the issued and outstanding shares of common stock and convertible preferred stock of Prize Energy Corp. at September 30, 1999.
(3) All of the registration fee has been previously paid in connection with the preliminary proxy statement filed by the registrant on October 22, 1999.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION CONTAINED IN THIS DOCUMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS DOCUMENT IS NOT AN OFFER TO SELL THESE SECURITIES OR AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

 VISTA ENERGY    PRIZE ENERGY
RESOURCES, INC.     CORP.

                 PROPOSED MERGER -- YOUR VOTE IS VERY IMPORTANT

     The boards of directors of Vista Energy Resources, Inc. and Prize Energy Corp. have agreed to merge the two companies. The merger is intended to create a larger, financially stronger and more cost efficient enterprise. In connection with the merger, Vista will be renamed "Prize Energy Corp.," creating "New Prize."

     The Vista common stock trades on the American Stock Exchange under the symbol "VEI." Application has been made for the continued listing of the common stock of New Prize on the American Stock Exchange after the merger is completed under the symbol "PRZ."

     We can only complete the merger if a majority of the Vista stockholders and a majority of the Prize stockholders approve the merger agreement.

     Additionally, we are asking the Vista stockholders to approve:

     - a one-for-seven reverse stock split of all issued and outstanding shares of Vista common stock; and

     - a change of the company's name to "Prize Energy Corp." upon completion of the merger.

     We have scheduled special meetings for the Vista stockholders and the Prize stockholders to vote on these matters.

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF RISKS THAT YOU SHOULD CONSIDER IN EVALUATING THE MERGER.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER, THE COMMON STOCK AND CONVERTIBLE PREFERRED STOCK TO BE ISSUED IN THE MERGER OR THE FAIRNESS OR THE MERITS OF THE MERGER OR HAS DETERMINED WHETHER THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This document is dated December   , 1999, and is first being mailed to
Vista stockholders and Prize stockholders on December   , 1999.

                          VISTA ENERGY RESOURCES, INC.
                        550 WEST TEXAS AVENUE, SUITE 700
                              MIDLAND, TEXAS 79701

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON JANUARY   , 2000

To the Stockholders of Vista Energy Resources, Inc.:

     A special meeting of the holders of common stock of Vista Energy Resources, Inc., a Delaware corporation, will be held at 10:00 a.m., local time, on
          , January   , 2000, at The Midland Room, Fasken Center, Tower II, 2nd
Floor, 550 West Texas Avenue, Midland, Texas 79701. At the special meeting, the holders of Vista common stock will:

          1. Consider and vote upon a proposal to:

         - approve and adopt the Agreement and Plan of Merger, dated as of October 8, 1999, between Vista and Prize Energy Corp., a Delaware corporation, relating to the merger of a wholly-owned subsidiary of Vista with and into Prize, with Prize surviving the merger and becoming a wholly-owned subsidiary of New Prize; based on the number of outstanding shares of Prize common and convertible preferred stock and Vista common stock as of the date of this notice and assuming the merger closes on January 28, 2000, each share of common stock of Prize will be converted into 1,666.156 shares of New Prize common stock, reflecting the one-for-seven reverse stock split, and each share of Prize convertible preferred stock will be converted into 1,666.156 shares of New Prize convertible preferred stock, reflecting the one-for-seven reverse stock split, in each case other than dissenting shares; a description of the merger and the merger agreement is contained in the accompanying document, which includes a copy of the merger agreement; and

         - effect a one-for-seven reverse stock split of all issued and outstanding shares of Vista common stock.

          2. Consider and vote upon a proposal, contingent upon the passing of the proposal described in paragraph 1., to change the company's name to "Prize Energy Corp."

          3. Transact other business as may properly come before the special meeting or any adjournment or postponement of the meeting.

     The board of directors of Vista has fixed the close of business on December 30, 1999, as the record date for determining which stockholders are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the meeting. Complete lists of these stockholders will be available for examination at the offices of Vista during normal business hours by any holder of Vista common stock, for any purpose relevant to the special meeting, for a period of 10 days prior to the special meeting.

     THE BOARD OF DIRECTORS OF VISTA UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, INCLUDING THE RELATED ONE-FOR-SEVEN REVERSE STOCK SPLIT, AND FOR THE CHANGE OF THE COMPANY'S NAME TO "PRIZE ENERGY CORP." The affirmative vote of the holders of a majority of the outstanding shares of Vista common stock is required to approve and adopt the merger agreement, the reverse stock split and the change of the company's name. Each member of Vista's board of directors intends to vote his shares of Vista common stock for both of these proposals.

     IF YOU DO NOT SEND IN YOUR PROXY OR VOTE AT THE SPECIAL MEETING, IT WILL HAVE THE SAME EFFECT AS IF YOU VOTED AGAINST THE MERGER AGREEMENT.

     Even if you expect to be present at the special meeting, we request that you sign, vote and date the enclosed proxy and return it promptly in the enclosed envelope. If you give a proxy, you have the power to revoke it at any time prior to the special meeting. If you are present at the special meeting, you may withdraw your proxy and vote in person.

                                        By Order of the Board of Directors,

                                        R. Cory Richards
                                        Secretary

               ,

                               PRIZE ENERGY CORP.
                        3500 WILLIAM D. TATE, SUITE 200
                             GRAPEVINE, TEXAS 76051

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON JANUARY   , 2000

To the Stockholders of Prize Energy Corp.:

     A special meeting of the holders of common stock and convertible preferred stock of Prize Energy Corp., a Delaware corporation, will be held at 10:00 a.m.,
local time, on           , January   , 2000, at 3500 William D. Tate, Suite 200,
Grapevine, Texas 76501. At the special meeting, the holders of Prize common stock and Prize convertible preferred stock will:

          1. Consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 8, 1999, between Prize and Vista Energy Resources, Inc., a Delaware corporation, relating to the merger of a wholly-owned subsidiary of Vista with and into Prize, with Prize surviving the merger and becoming a wholly-owned subsidiary of New Prize; based on the number of outstanding shares of Prize common and convertible preferred stock and Vista common stock as of the date of this notice and assuming the merger closes on January 28, 2000, each share of common stock of Prize will be converted into 1,666.156 shares of New Prize common stock, reflecting the one-for-seven reverse stock split, and each share of convertible preferred stock of Prize will be converted into 1,666.156 shares of New Prize convertible preferred stock, reflecting the one-for-seven reverse stock split, in each case other than dissenting shares. A description of the merger and the merger agreement is contained in the accompanying document, which includes a copy of the merger agreement.

          2. Transact other business as may properly come before the special meeting or any adjournment or postponement of the meeting.

     The board of directors of Prize has fixed the close of business on December 30, 1999, as the record date for determining which stockholders are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the meeting. Complete lists of these stockholders will be available for examination at the offices of Prize during normal business hours by any holder of Prize common stock or convertible preferred stock, for any purpose relevant to the special meeting, for a period of 10 days prior to the special meeting.

     THE BOARD OF DIRECTORS OF PRIZE UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. Under the terms of the merger agreement, the affirmative vote of the holders of a majority of the outstanding shares of Prize common stock and Prize convertible preferred stock is required to approve and adopt the merger agreement. Each member of Prize's board of directors intends to vote his shares of Prize common stock or convertible preferred stock FOR the merger proposal.

     IF YOU DO NOT SEND IN YOUR PROXY OR VOTE AT THE SPECIAL MEETING, IT WILL HAVE THE SAME EFFECT AS IF YOU VOTED AGAINST THE MERGER AGREEMENT.

     Even if you expect to be present at the special meeting, we request that you sign, vote and date the enclosed proxy and return it promptly in the enclosed envelope. If you give a proxy, you have the power to revoke it at any time prior to the special meeting. If you are present at the special meeting, you may withdraw your proxy and vote in person.

                                            By Order of the Board of Directors,

                                            Monica L. Griffin
                                            Secretary

               ,

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
QUESTIONS AND ANSWERS ABOUT THE
MERGER................................  Q-1
SUMMARY...............................    1
  The Companies.......................    1
  Reasons for the Merger..............    2
  Business Strategy of New Prize......    2
  Directors and Officers of New Prize
     Following the Merger.............    2
  Material U.S. Federal Income Tax
     Consequences.....................    2
  Dissenters' Appraisal Rights........    3
  Risks Associated with the Merger....    3
  Interests of Officers and Directors
     in the Merger that Differ from
     Your Interests...................    3
  The Special Meetings................    4
  Record Date; Voting Power...........    4
  Stockholder Vote Required to Approve
     the Merger Agreement.............    4
  Our Recommendations to
     Stockholders.....................    4
  Opinion of Vista's Financial
     Advisor..........................    5
  Voting Agreement....................    5
  Officers and Directors of Vista and
     Prize Will Vote in Favor of the
     Merger...........................    5
  Market Price Data...................    5
  Accounting Treatment................    5
  Conditions to the Merger............    6
  Termination of the Merger
     Agreement........................    6
  Termination Fee.....................    6
  Summary Historical and Pro Forma
     Consolidated Financial Data for
     Vista............................    7
  Summary Historical and Pro Forma
     Consolidated Financial Data for
     Prize............................    9
  Summary of Oil and Gas Reserve and
     Production Information...........   11
  Summary Unaudited Pro Forma Combined
     Financial Data For New Prize.....   12
RISK FACTORS..........................   13
  Risk Factors Relating to the
     Merger...........................   13
  Risk Factors Relating to New
     Prize............................   14
FORWARD LOOKING STATEMENTS............   18
VISTA SPECIAL MEETING.................   19
  Time and Place; Purpose.............   19
  Record Date; Voting Rights and
     Proxies..........................   19

                                        PAGE
                                        ----
  Solicitation of Proxies.............   20
  Information Agent...................   20
  Quorum..............................   20
  Required Vote; Failure to Vote and
     Broker Non-Votes.................   20
PRIZE SPECIAL MEETING.................   21
  Time and Place; Purpose.............   21
  Record Date; Voting Rights and
     Proxies..........................   21
  Solicitation of Proxies.............   21
  Quorum..............................   21
  Required Vote; Failure to Vote......   22
MARKET PRICE DATA.....................   23
  Dividend Policies...................   23
THE MERGER............................   24
  General.............................   24
  Consideration.......................   24
  Amendment to Vista's Certificate of
     Incorporation....................   24
  Appointment of New Directors and
     Executive Management.............   24
  Ownership of New Prize Following the
     Merger...........................   24
  Background of the Merger............   25
  Vista's Reasons for the Merger......   30
  Prize's Reasons for the Merger......   31
  Opinion of Vista's Financial
     Advisor..........................   32
  Dain Rauscher Wessels' Engagement
     Agreement........................   37
  The Reverse Stock Split of Vista
     Common Stock.....................   37
  Interests of Vista Directors and
     Officers and Significant
     Stockholders of Vista and
     Prize............................   40
  Other Agreements....................   40
  Material U.S. Federal Income Tax
     Consequences of the Merger.......   42
  Material U.S. Federal Income Tax
     Consequences of the Reverse Stock
     Split............................   43
  Accounting Treatment................   44
  Rights of Dissenting Stockholders...   44
  Federal Securities Laws
     Consequences; Resale
     Restrictions.....................   46

                                        PAGE
                                        ----
VISTA.................................   47
  Selected Historical and Pro Forma
     Consolidated Financial Data for
     Vista............................   47
  Management's Discussion and Analysis
     of Financial Condition and
     Results of Operations of Vista...   49
  Business of Vista...................   59
  Properties of Vista.................   64
PRIZE.................................   71
  Selected Historical and Pro Forma
     Consolidated Financial Data for
     Prize............................   71
  Management's Discussion and Analysis
     of Financial Condition and
     Results of Operations of Prize...   72
  Business of Prize...................   81
  Properties of Prize.................   86
NEW PRIZE.............................   88
  General.............................   88
  Business Strategy...................   88
  Strengths...........................   88
  New Credit Facility.................   89
  Management..........................   89
  Related Party Transactions..........   92
THE MERGER AGREEMENT..................   94
  Structure; Effective Time...........   94
  Conversion or Cancellation of Prize
     Securities in the Merger.........   94
  Directors and Officers of New Prize
     Following the Merger.............   94
  Conversion of Shares................   94
  Conduct of Business Prior to
     Merger...........................   94
  Covenants and Agreements............   95
  Representations and Warranties of
     Vista and Prize..................   96
  Conditions to the Merger............   97
  Termination of the Merger
     Agreement........................   99
  Termination Fee and Expenses........  100

                                        PAGE
                                        ----
  Merger Expenses.....................  100
  Amendments..........................  100
OWNERSHIP OF VISTA, PRIZE AND NEW
  PRIZE STOCK.........................  101
COMPARISON OF STOCKHOLDER RIGHTS......  105
  General.............................  105
  Summary Comparison of Terms of Vista
     Securities and Prize
     Securities.......................  105
DESCRIPTION OF VISTA CAPITAL STOCK....  109
  Authorized Capital Stock............  109
  Common Stock........................  109
  Series A 6% Convertible Preferred
     Stock............................  109
  Warrants............................  114
  Transfer Agent and Registrar........  115
  Stock Exchange Listing..............  115
LEGAL MATTERS.........................  115
EXPERTS...............................  115
FUTURE STOCKHOLDER PROPOSALS..........  116
WHERE YOU CAN FIND MORE INFORMATION...  116
COMMONLY USED OIL AND GAS TERMS.......  117
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1
LIST OF ANNEXES
  Annex A -- Agreement and Plan of
     Merger
  Annex B -- Opinion of Dain Rauscher
     Wessels
  Annex C -- Section 262 of the
     Delaware General Corporation Law

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   HOW DO I VOTE?

A: After reading this document, please fill out and sign your proxy card. Then mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares will be represented at your special meeting.

Q:   WHAT HAPPENS IF I DO NOT RETURN A PROXY CARD?

A: The failure to return your proxy card will have the same effect as voting against the merger agreement.

Q:   MAY I VOTE IN PERSON?

A: Yes. You may attend your special meeting and vote your shares in person, rather than signing and mailing your proxy card.

Q:   MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY
     SIGNED PROXY CARD?

A: Yes. You may change your vote at any time before your proxy is voted at your special meeting by following the instructions on page 19 or page 21. You then may either change your vote by sending in a new proxy or attending your special meeting and voting in person.

Q:   IF MY SHARES ARE HELD IN "STREET NAME" BY MY
     BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions provided by your broker.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:   No. If the merger is completed, Prize
     stockholders will exchange their stock certificates at the closing. Vista stockholders will exchange their stock certificates by following instructions in a letter of transmittal sent to them by New Prize's transfer agent after the merger is completed.

Q:   WHAT WILL PRIZE STOCKHOLDERS RECEIVE IN THE
     MERGER?

A: Assuming the merger closes on January 28, 2000, each share of Prize common stock will be converted into 1,666.156 shares of New Prize common stock and each share of Prize convertible preferred stock will be converted into 1,666.156 shares of New Prize convertible preferred stock, in each case other than dissenting shares. The above conversion ratio is based on the number of outstanding shares of Prize common and convertible preferred stock and Vista common stock as of the date of this document and reflects the one-for-seven reverse stock split. After the merger, Prize stockholders will collectively own approximately 84% of the common stock, on a fully converted basis, of New Prize.

Q:   WHAT ARE THE CONVERSION TERMS OF THE NEW
     PRIZE CONVERTIBLE PREFERRED STOCK?

A: Each share of the convertible preferred stock of New Prize may be initially converted at any time into one share of New Prize common stock.

Q:   WHAT ARE THE REDEMPTION TERMS OF THE NEW
     PRIZE CONVERTIBLE PREFERRED STOCK?

A:   The convertible preferred stock may be
     redeemed by New Prize, if not converted by the holders into shares of New Prize common stock, if the New Prize common stock price for 30 consecutive trading days exceeds approximately $9.36 per share, as adjusted for the one-for-seven reverse stock split.

Q:   WILL VISTA STOCKHOLDERS RECEIVE ANY SHARES IN
     THE MERGER?

A: No. Each share of Vista common stock will remain outstanding, as adjusted to reflect the one-for-seven reverse stock split. After the merger, New Prize's transfer agent will distribute a letter of transmittal to all Vista stockholders. You should follow the instructions in the letter of transmittal regarding the surrender of your Vista stock certificates to the transfer agent, after which time you will receive new stock certificates representing your shares of New Prize common stock and reflecting the one-for-seven reverse stock split. After the merger, Vista stockholders will own approximately 16% of the common stock, on a fully converted basis, of New Prize.

Q:   HOW WILL THE ONE-FOR-SEVEN REVERSE STOCK SPLIT
     AFFECT THE OUTSTANDING SHARES OF VISTA COMMON STOCK?

A: Each seven shares of Vista common stock will represent one share of New Prize common stock.

Q:   WILL VISTA STOCKHOLDERS RECEIVE FRACTIONAL
     SHARES OF NEW PRIZE COMMON STOCK AS A RESULT OF THE ONE-FOR-SEVEN REVERSE STOCK SPLIT?

A: No. Vista stockholders who would be entitled to receive fractional shares of New Prize common stock as a result of the one-for-seven reverse stock split will receive instead a cash distribution.

Q:   WHAT WILL HAPPEN TO MY VISTA WARRANTS?

A: Your Vista warrants will remain outstanding in accordance with their terms. Under their terms, the number of outstanding warrants and the exercise prices of the outstanding warrants will be automatically adjusted as a result of the one-for-seven reverse stock split of all issued and outstanding shares of Vista common stock. Approximately 98% of the outstanding warrants have an exercise price of $4.00 per share, or $28.00 per share following the one-for-seven reverse stock split. All of these warrants will expire on November 1, 2002.

Q:   WHEN DO YOU EXPECT THE MERGER TO BE
     COMPLETED?

A: We are working to complete the merger in January of 2000.

Q:   WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have additional questions about the merger, please call Vista Investor Relations at (915) 570-5045 or Prize Investor Relations at (817) 416-4206. In addition, you may call Vista's information agent, American Stock Transfer & Trust Company, at (800) 937-5449.

                                    SUMMARY

     This summary, together with the preceding questions and answers section, highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and to obtain a more detailed description of the legal terms of the merger, you should carefully read this entire document and the documents described in "Where You Can Find More Information" on page 116. For definitions of oil and gas terms used in this document, see "Commonly Used Oil and Gas Terms" on page 117.

     The merger agreement is included as Annex A to this document. It is the legal document that governs the merger. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

                                 THE COMPANIES

VISTA ENERGY RESOURCES, INC.
550 West Texas Avenue, Suite 700
Midland, Texas 79701
(915) 570-5045

     In this document, we call this company "Vista." Vista is an independent oil and gas company engaged in the acquisition, exploration, production and development of oil and natural gas primarily in the Permian Basin of West Texas and Southeastern New Mexico and the onshore Gulf Coast region of South Texas. Its common stock is traded on the American Stock Exchange under the symbol "VEI." After the merger, Vista is sometimes referred to in this document as "New Prize."

     As of September 30, 1999, Vista had estimated net proved reserves of approximately 15 million barrels, or MMBbls, of oil and 38 billion cubic feet, or Bcf, of natural gas, or an aggregate of 21 million barrels of oil equivalent, or MMBOE. Those estimated net proved reserves had a PV-10 value of $153 million at September 30, 1999. The PV-10 valuation is a present value calculation of estimated future net revenues before income taxes using a 10% discount rate and constant prices. On a barrels of oil equivalent basis, approximately 70% of Vista's proved reserves are oil and approximately 67% of Vista's proved reserves are proved developed reserves. As of September 30, 1999, Vista operated 552 gross, 509.3 net, oil and gas wells. Vista's operated properties represent approximately 93% of its proved reserve base at September 30, 1999. Vista's emphasis on controlling the operation of its properties enables it to better manage expenses, capital allocation and other aspects of development and exploration.

PRIZE ENERGY CORP.
3500 William D. Tate, Suite 200
Grapevine, Texas 76051
(817) 416-4206

     In this document, we call this company "Prize." Prize, which commenced operations in January 1999, is a privately held, independent oil and gas company focused on the acquisition, enhancement and exploitation of producing oil and gas properties. All of Prize's properties are located in the United States, with principal operations conducted in portions of the Permian Basin, the onshore Gulf Coast and the Mid-Continent regions.

     As of September 30, 1999, Prize's estimated net proved reserves totaled
35.8 MMBbls of oil and natural gas liquids and 251.8 Bcf of natural gas, or an aggregate of 77.7 MMBOE. Those estimated net proved reserves had a PV-10 value of $450.4 million at September 30, 1999. On a barrels of oil equivalent basis, approximately 54% of Prize's proved reserves are natural gas and approximately 79% of Prize's proved reserves are proved developed reserves. At September 30, 1999, Prize owned interests in 970 gross, 658 net, operated and 1,076 gross, 221 net, non-operated oil and gas wells. Prize's operated properties represent approximately 75% of its proved reserve base at September 30, 1999. Prize's emphasis on controlling the operation of its properties enables it to better manage expenses, capital allocation and other aspects of enhancement and exploitation.

                             REASONS FOR THE MERGER
                             (SEE PAGES 30 AND 31)

     VISTA. Based on the recommendation of a special committee of the Vista board of directors, the Vista board determined that the terms of the merger are fair to, advisable and in the best interests of Vista's stockholders. In reaching its recommendation, the Vista special committee considered, among other things, the following factors:

     - financial condition, assets, results of operations, business and prospects of each of Vista and Prize and the risks inherent in achieving the respective prospects;

     - reduction in general and administrative costs;

     - opportunity to create a combined company with a larger market capitalization, greater liquidity and enhanced visibility in the capital markets;

     - reduction in Vista's overall debt ratios;

     - the fairness opinion of Dain Rauscher Wessels;

     - terms and conditions of the merger agreement;

     - trading history of Vista common stock; and

     - the structure of the merger as a "tax-free" reorganization.

     PRIZE. The board of directors of Prize believes that the merger is desirable for a number of reasons, including the following:

     - the merger allows Prize to become a public company which the board of directors of Prize believes will improve the liquidity and market valuation of the common stock of Prize, provide access to the public capital markets for future financing needs and increase the likelihood that the Prize convertible preferred stock will be converted to common stock of New Prize;

     - the merger creates a combined company with greater financial resources, competitive strength and business opportunities than would be possible for Prize alone;

     - the Vista properties are concentrated and are primarily operated by Vista; and

     - the Vista properties offer additional enhancement and exploitation opportunities.

                         BUSINESS STRATEGY OF NEW PRIZE
                                 (SEE PAGE 88)

     New Prize's business strategy will be to increase its reserves, cash flow and net income on a per share basis by acquiring, enhancing and exploiting producing oil and gas properties in its core operating areas and by maintaining a low operating and corporate cost structure.

                 DIRECTORS AND OFFICERS OF NEW PRIZE FOLLOWING
                            THE MERGER (SEE PAGE 89)

     As a condition to the merger agreement, Prize will receive the resignations of each of the executive officers and directors of Vista, except those directors designated by Prize to remain on the board of New Prize. Prize has designated David R. Albin and Kenneth A. Hersh, current Vista directors, to remain on the board of New Prize. It is anticipated that Prize will designate, and the existing directors will appoint, Philip B. Smith, Lon C. Kile, Scott D. Sheffield and Mark L. Withrow to fill the vacancies on the board.

     After completion of the merger, it is anticipated that the board of directors of New Prize will appoint the current executive officers of Prize to serve as the new executive officers of New Prize.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
                             (SEE PAGES 42 AND 43)

     We have structured the merger so that the Prize security holders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

     Prize has received an opinion from its tax counsel that the merger will constitute a "tax-free" reorganization.

     Vista stockholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of either the merger or the reverse stock split except to the extent that cash is received in lieu of fractional shares as a result of the reverse stock split.

     TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER AND THE REVERSE STOCK SPLIT TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD SEEK TAX ADVICE FOR A FULL UNDERSTANDING OF THE PARTICULAR TAX CONSEQUENCES TO YOU.

                          DISSENTERS' APPRAISAL RIGHTS
                                 (SEE PAGE 44)

     If you own shares of Prize common or convertible preferred stock, you do not vote in favor of the proposal to approve and adopt the merger agreement and you comply strictly with the applicable provisions of Section 262 of the Delaware General Corporation Law, you have the right to dissent and be paid cash for the "fair value" of your shares of Prize common or convertible preferred stock. This payment may be more than, the same as, or less than the merger consideration you will receive in the merger. To perfect these appraisal rights with respect to the merger, you must follow the required procedures precisely. The applicable provisions of Section 262 of the Delaware General Corporation Law are attached to this document as Annex C.

     Vista stockholders have no appraisal rights under Delaware law or under Vista's certificate of incorporation or bylaws in connection with the merger or the one-for-seven reverse stock split.

                        RISKS ASSOCIATED WITH THE MERGER
                                 (SEE PAGE 13)

     You should be aware of and carefully consider the risks relating to the merger described under "Risk Factors." These risks include:

     - the possible difficulties in combining two companies that have previously operated independently;

     - the merger consideration is fixed and will not be adjusted for changes in the stock price of Vista before the merger is completed;

     - three members of the Vista board of directors and two members of the Prize board of directors had conflicts of interests in evaluating the merger because they are affiliated with related investment partnerships that hold a majority of the common stock of both companies;
     - two members of the Prize board of directors had conflicts of interest in evaluating the merger because they are executive officers of the holder of the Prize convertible preferred stock;

     - two other members of the Vista board of directors had additional conflicts of interest because as executive officers of Vista, these members will receive severance payments if the merger is completed; and

     - the one-for-seven reverse stock split will not guarantee that the common stock of New Prize will trade at seven times the current market price of the common stock of Vista.

                      INTERESTS OF OFFICERS AND DIRECTORS
                 IN THE MERGER THAT DIFFER FROM YOUR INTERESTS
                                 (SEE PAGE 40)

     You should be aware that Vista's executive officers, two of whom are members of the Vista board of directors, have agreements that may provide them with interests in the merger that are different from yours. Generally, the merger would result in severance payments being made to these officers and directors. The Vista and Prize boards were aware of these interests and considered them in approving the merger.

     In addition, three directors of Vista manage and own interests in Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. These partnerships collectively own approximately 52% of Vista's outstanding common stock. Two of the individuals serving as Vista directors also serve as directors of Prize. These individuals also manage and own interests in Natural Gas Partners V, L.P. This partnership owns common stock constituting approximately 60% of Prize's outstanding voting shares, including both common stock and convertible preferred stock. Assuming completion of the merger on January 28, 2000, Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. and Natural Gas Partners V, L.P. will own, collectively, approximately 58% of the outstanding voting shares of common stock of New Prize, assuming conversion of the New Prize convertible preferred stock, and will have three seats on New Prize's board of directors.

     In addition, two directors of Prize are also executive officers of Pioneer Natural Resources

USA, Inc., which owns all of the shares of outstanding Prize convertible preferred stock. Under the merger agreement, shares of Prize convertible preferred stock will be converted into shares of New Prize convertible preferred stock. Assuming completion of the merger on January 28, 2000, and conversion of the New Prize convertible preferred stock to New Prize common stock, Pioneer will own approximately 27% of the outstanding shares of common stock of New Prize and will have two seats on New Prize's board of directors.

                              THE SPECIAL MEETINGS
                             (SEE PAGES 19 AND 21)

     VISTA. At the Vista special meeting, holders of Vista common stock will be asked to:

     - approve and adopt the merger agreement and the one-for-seven reverse stock split; and

     - approve the change of the company's name to "Prize Energy Corp."

     PRIZE. At the Prize special meeting, holders of Prize common and convertible preferred stock will be asked to approve and adopt the merger agreement.

                           RECORD DATE; VOTING POWER
                             (SEE PAGES 19 AND 21)

     VISTA. You may vote at the Vista special meeting if you owned Vista common stock as of the close of business on December 30, 1999, the Vista record date. You may cast one vote for each share you own.

     PRIZE. You may vote at the Prize special meeting if you owned Prize common or convertible preferred stock as of the close of business on December 30, 1999, the Prize record date. You may cast one vote for each share of Prize common stock and one vote for each share of Prize convertible preferred stock you own.

                    STOCKHOLDER VOTE REQUIRED TO APPROVE THE
                                MERGER AGREEMENT
                             (SEE PAGES 20 AND 22)

     VISTA. The favorable vote of the holders of a majority of the outstanding shares of Vista common stock is required to approve:
     - the merger agreement and the one-for-seven reverse stock split; and

     - the change of the company's name to "Prize Energy Corp."

     PRIZE. The favorable vote of the holders of a majority of the outstanding shares of Prize common stock and a majority of the outstanding shares of Prize convertible preferred stock is required to approve the merger agreement.

     NATURAL GAS PARTNERS. Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. collectively own approximately 52% of the outstanding shares of Vista common stock. Natural Gas Partners V, L.P. owns common stock constituting approximately 60% of the outstanding voting shares of Prize, including both common stock and convertible preferred stock. If the Natural Gas Partners partnerships vote in favor of the merger agreement, it will be approved by the common stockholders of Vista and Prize without regard to the vote of any other Vista or Prize common stockholders. Similarly, if the Natural Gas Partners partnerships vote against the merger agreement, it will not be approved and the merger will not close. Each of the Natural Gas Partners partnerships has indicated that it will vote in favor of the merger.

                      OUR RECOMMENDATIONS TO STOCKHOLDERS

     VISTA STOCKHOLDERS. The Vista board, after receiving the recommendation of a special committee of its board of directors, believes that the merger is fair to you, advisable and in your best interests and unanimously recommends that you vote FOR:

     - approval of the merger agreement and the one-for-seven reverse stock split; and

     - the change of the company's name to "Prize Energy Corp."

     PRIZE STOCKHOLDERS. The Prize board believes that the merger is fair to you, advisable and in your best interests and unanimously recommends that you vote FOR approval of the merger agreement.

                      OPINION OF VISTA'S FINANCIAL ADVISOR
                                 (SEE PAGE 32)

     In deciding to approve the merger, the Vista board considered the opinion from its financial advisor as to the fairness, from a financial point of view, to the holders of Vista common stock of the consideration to be issued by Vista in the merger of Vista with Prize.

     The special committee and the Vista board received an oral opinion on October 8, 1999, of its financial advisor, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, that, as of that date, the consideration to be issued by Vista in the merger is fair, from a financial point of view, to the holders of Vista common stock. Subsequent to the delivery of the above oral opinion, Dain Rauscher Wessels delivered a confirming written opinion dated the same date.

     The full text of the Dain Rauscher Wessels opinion, which sets forth the principal assumptions made, matters considered and qualifications and limitations on the review undertaken by Dain Rauscher Wessels in rendering its opinion, is attached to this document as Annex B. We encourage you to read this opinion thoroughly before voting on the merger.

                                VOTING AGREEMENT
                                 (SEE PAGE 40)

     Pioneer Natural Resources USA, Inc. owns all of the outstanding Prize convertible preferred stock.

     In connection with the signing of the merger agreement, Prize and Pioneer entered into a voting agreement in which Pioneer agreed to vote all of its shares of Prize convertible preferred stock in favor of the merger agreement.

   OFFICERS AND DIRECTORS OF VISTA AND PRIZE WILL VOTE IN FAVOR OF THE MERGER
                                 (SEE PAGE 101)

     VISTA. As of the record date for the Vista special meeting, Vista directors and executive officers owned approximately 15% of the outstanding shares of Vista common stock. These shares do not include shares that may be deemed owned by directors who manage and own interests in Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. that collectively own approximately 52% of the outstanding shares of Vista common stock. Each of the directors and executive officers of Vista has advised Vista that he plans to vote his shares FOR approval of the merger agreement, the one-for-seven reverse stock split and the change of the company's name to "Prize Energy Corp."

     PRIZE. As of the record date for the Prize special meeting, Prize directors and executive officers owned approximately 8% of the outstanding voting shares of Prize, including both common stock and convertible preferred stock. These shares do not include shares that may be deemed owned by directors who manage and own interests in Natural Gas Partners V, L.P. that is the record holder of common stock constituting approximately 60% of the outstanding voting shares of Prize, including both common stock and convertible preferred stock. Each of the directors and executive officers of Prize has advised Prize that he plans to vote his shares FOR approval of the merger agreement.

                               MARKET PRICE DATA
                                 (SEE PAGE 23)

     VISTA. On October 8, 1999, the last full trading day before the public announcement of the proposed merger, Vista common stock closed at $2 1/4 per share. On December 7, 1999, Vista common stock closed at $1 3/4 per share.

     PRIZE. There is no established trading market for the common or convertible preferred stock of Prize.

                              ACCOUNTING TREATMENT
                                 (SEE PAGE 44)

     As a result of the merger, Prize stockholders will own approximately 84% of the common stock of New Prize, assuming conversion of the New Prize convertible preferred stock. Accordingly, the merger will be accounted for as a reverse acquisition, in which Prize is the purchaser of Vista. Therefore, following the merger, the historical financial statements of New Prize will be the historical financial statements of Prize.

                            CONDITIONS TO THE MERGER
                                 (SEE PAGE 97)

     We will complete the merger only if the conditions of the merger agreement are satisfied or, if permitted, waived. These conditions include:

     - the adoption and approval of the merger agreement by the stockholders of Vista and Prize; and

     - the absence of any law or court order that prohibits the merger.

     Either of us may choose to complete the merger even though a condition has not been satisfied if the stockholders have approved the merger and the law allows us to do so.

                      TERMINATION OF THE MERGER AGREEMENT
                                 (SEE PAGE 99)

     We may jointly agree to terminate the merger agreement at any time, even after stockholder approval.

     In addition, either of us may terminate the merger agreement in other circumstances, including the following:

     - the merger is not completed by February 1, 2000;

     - the stockholders of either company fail to approve the merger agreement;
       or

     - Vista's board of directors accepts a merger or business combination with or acquisition by another company after concluding that the action is necessary for the board to act in a manner consistent with its fiduciary duties.

                         TERMINATION FEE (SEE PAGE 100)

     Vista must pay Prize a $1,100,000 termination fee and reimburse Prize's expenses in the amount of $400,000 if Vista accepts a merger or business combination with or acquisition by another company.

     SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA FOR VISTA

     The following table sets forth selected pro forma financial information for Vista and its predecessor, Vista Resources Partners, L.P., for the year ended December 31, 1998, which statement of income data assumes that Vista completed the acquisitions of IP Petroleum Company, Inc. and Midland Resources, Inc. on January 1, 1998. The following table also sets forth selected financial information for Vista and Vista Resources Partners, L.P. for the nine months ended September 30, 1999 and 1998, for the years ended December 31, 1998, 1997 and 1996, and for the period from inception, September 21, 1995, through December 31, 1995. This financial information was derived from the consolidated financial statements of Vista. This data should be read in conjunction with the consolidated financial statements of Vista and the related notes and "Vista -- Management's Discussion and Analysis of Financial Condition and Results of Operations of Vista."

                                                                                                                   FOR THE PERIOD
                                                                                                                        FROM
                                                                                                                     INCEPTION
                                                                                                                     (SEPT. 21,
                             PRO FORMA         NINE MONTHS ENDED                                                       1995)
                             YEAR ENDED          SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,               THROUGH
                            DECEMBER 31,   -------------------------   -----------------------------------------    DECEMBER 31,
                                1998          1999          1998           1998           1997          1996            1995
                            ------------   -----------   -----------   ------------   ------------   -----------   --------------
                            (UNAUDITED)           (UNAUDITED)
REVENUES:
  Oil and gas sales.......  $ 17,201,844   $12,856,692   $ 5,984,676   $  8,737,056   $  8,874,961   $ 5,537,720    $ 1,348,647
                            ------------   -----------   -----------   ------------   ------------   -----------    -----------
        Total revenues....    17,201,844    12,856,692     5,984,676      8,737,056      8,874,961     5,537,720      1,348,647
                            ------------   -----------   -----------   ------------   ------------   -----------    -----------
COSTS AND EXPENSES:
  Lease operating.........     8,076,400     4,655,601     2,777,877      4,398,384      3,688,695     2,544,567        728,540
  Exploration costs.......       161,301        52,850        25,458         32,077         97,211       273,843             --
  Depreciation, depletion
    and amortization......     6,541,676     3,593,750     1,229,601      3,014,707      2,169,098     1,272,316        308,132
  Impairment of oil and
    gas properties........    24,849,632            --            --     24,849,632             --            --             --
  General and
    administrative........     2,331,875     1,480,879     1,184,641      1,743,814        987,020       581,048        208,509
  Amortization of unit
    option awards.........     4,262,089            --       214,303      4,262,089        315,518            --             --
                            ------------   -----------   -----------   ------------   ------------   -----------    -----------
        Total costs and
          expenses........    46,222,973     9,783,080     5,431,880     38,300,703      7,257,542     4,671,774      1,245,181
                            ------------   -----------   -----------   ------------   ------------   -----------    -----------
        Operating income
          (loss)..........   (29,021,129)    3,073,612       552,796    (29,563,647)     1,617,419       865,946        103,466
  Gain (loss) on sale of
    property..............      (366,246)      147,141      (339,362)      (317,293)       (87,678)      (56,738)            --
  Interest income.........         5,833         8,172            --          5,833             --            --             --
  Interest expense........    (3,413,423)   (3,047,674)   (1,070,123)    (1,597,350)    (1,048,009)     (476,363)       (77,093)
  Other income, net.......       229,165        50,512        60,907        111,745        115,949        61,437         33,684
                            ------------   -----------   -----------   ------------   ------------   -----------    -----------
NET INCOME (LOSS) BEFORE
  TAXES(1)................   (32,565,800)      231,763      (795,782)   (31,360,712)       597,681       394,282         60,057
                            ------------   -----------   -----------   ------------   ------------   -----------    -----------
  Deferred federal income
    tax expense
    (benefit).............    (6,982,132)       81,117            --     (6,560,351)            --            --             --
Pro forma benefit
  (provision) for taxes...            --            --       278,524             --        211,720       139,284         21,190
                            ------------   -----------   -----------   ------------   ------------   -----------    -----------
NET INCOME (LOSS).........  $(25,583,668)  $   150,646   $  (517,258)  $(24,800,361)  $    385,961   $   254,998    $    38,867
                            ============   ===========   ===========   ============   ============   ===========    ===========
NET INCOME (LOSS) PER
  SHARE...................  $      (1.57)  $       .01   $      (.04)  $      (1.95)  $        .03   $       .02    $        --
                            ============   ===========   ===========   ============   ============   ===========    ===========
CASH FLOW DATA:
  EBITDAEX(2).............           N/A   $ 6,926,037   $ 1,743,703   $  2,395,143   $  4,227,517   $ 2,415,804    $   445,282
  Cash flows from
    operating
    activities............           N/A     3,047,773       439,525       (655,633)     3,469,638     2,072,649        195,878
  Cash flows from
    investing
    activities............           N/A    (4,929,996)   (1,883,563)   (22,256,996)   (12,648,815)   (7,046,720)    (7,948,840)
  Cash flows from
    financing
    activities............           N/A     1,902,846     1,000,000     22,385,500      9,189,095     5,015,077      8,265,167
  Capital expenditures....           N/A     5,265,215     2,427,927     22,805,360     13,038,815     7,417,091      7,720,478
  Ratio of earnings to
    fixed charges(3)......           N/A          1.1x            --             --           1.6x          1.8x           1.8x
BALANCE SHEET DATA (end of
  period):
  Working capital.........           N/A   $  (227,090)  $    80,627   $   (427,266)  $    421,132   $   613,666    $   648,130
  Property, plant, and
    equipment, net........           N/A    58,114,797    25,228,259     56,543,988     24,870,766    14,523,202      9,076,679
  Total assets............           N/A    63,362,463    27,471,499     59,743,317     27,036,103    16,259,340     10,364,620
  Long-term debt..........           N/A    52,633,740    18,900,000     50,730,894     17,900,000     8,615,077      3,600,000
  Stockholders' equity....           N/A     5,519,341     7,115,173      5,368,695      7,696,652     6,783,453      6,389,171

---------------

(1) The pro forma benefit (provision) for taxes is the amount that would have been recorded in the financial statements had Vista been a taxable entity during the relevant period. Vista became a taxable entity in connection with the Midland Resources merger on October 28, 1998.

(2) Vista believes that EBITDAEX may provide additional information about Vista's discretionary cash flow and its ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDAEX is a financial measure commonly used in the oil and gas industry and should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measures of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDAEX excludes some, but not all, items that affect net income and these measures may vary among companies, the EBITDAEX data presented above may not be comparable to similarly titled measures of other companies. EBITDAEX, as used in this document, is calculated by adding depletion, depreciation and amortization, impairment of oil and gas properties and exploration costs to net income before taxes. Exploration costs represent discretionary cost items. Therefore, exploration costs have been added back in order to present a discretionary cash flow for Vista. Discretionary cash flow is cash flow that is available to meet future debt service and other cash requirements.

(3) For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income (loss) before taxes plus fixed charges. Fixed charges consist of interest expense, which includes amortization of deferred loan costs and the portion of rental expense deemed to be interest. Earnings were insufficient to cover fixed charges by $0.8 million and $29.8 million for the nine months ended September 30, 1998 and the year ended December 31, 1998, respectively.

            SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL
                                 DATA FOR PRIZE

     The following table presents for the periods indicated the revenues and direct operating expenses from the producing oil and gas properties acquired by Prize from Pioneer Natural Resources USA, Inc., which we refer to in this document as the acquired properties. The acquisition of the acquired properties from Pioneer was effective July 1, 1999. As a result of the limited operating history of Prize, which commenced operations in January 1999, the management of Prize believes that the following presentation of revenues and direct operating expenses is indicative of the historical performance of Prize prior to the properties being acquired from Pioneer. The data for the nine months ended September 30, 1998, is presented for comparative purposes, versus the data for the nine months ended September 30, 1999. To arrive at the data for the nine months ended September 30, 1999, the data for the six months ended June 30, 1999 of the acquired properties prior to the purchase must be added to the historical operating results of Prize for the three months ended September 30, 1999 after the purchase. The table should be read in conjunction with the Statements of Revenues and Direct Operating Expenses of the Producing Properties Acquired by Prize from Pioneer included elsewhere in this document.

                               ACQUIRED        PRIZE -                        ACQUIRED
                             PROPERTIES -       THREE         COMBINED      PROPERTIES -
                              SIX MONTHS       MONTHS        NINE MONTHS     NINE MONTHS
                                ENDED           ENDED           ENDED           ENDED
                               JUNE 30,     SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                               1999(1)         1999(2)          1999           1998(3)
                             ------------   -------------   -------------   -------------
Revenues:
  Oil and gas sales........  $33,206,914     $22,692,680     $55,899,594     $62,748,095
Direct operating expenses:
  Lease operating
    expenses...............    7,255,141       3,740,714      10,995,855      14,138,312
  Oil and gas production
    taxes..................    3,612,153       2,277,453       5,889,606       5,435,932
                             -----------     -----------     -----------     -----------
        Total direct
          operating
          expenses.........   10,867,294       6,018,167      16,885,461      19,574,244
                             -----------     -----------     -----------     -----------
Revenues in excess of
  direct operating
  expenses.................  $22,339,620     $16,674,513     $39,014,133     $43,173,851
                             ===========     ===========     ===========     ===========


                                       ACQUIRED PROPERTIES -
                                      YEAR ENDED DECEMBER 31,
                             -----------------------------------------
                               1998(4)       1997(4)        1996(4)
                             -----------   ------------   ------------
Revenues:
  Oil and gas sales........  $79,418,094   $120,820,981   $109,265,962
Direct operating expenses:
  Lease operating
    expenses...............   18,114,389     22,289,235     15,012,345
  Oil and gas production
    taxes..................    8,096,670     10,450,116      9,221,071
                             -----------   ------------   ------------
        Total direct
          operating
          expenses.........   26,211,059     32,739,351     24,233,416
                             -----------   ------------   ------------
Revenues in excess of
  direct operating
  expenses.................  $53,207,035   $ 88,081,630   $ 85,032,546
                             ===========   ============   ============

---------------

(1) Data for the six months ended June 30, 1999, excludes revenues of $1,911,604 and direct operating expenses of $259,018 associated with the mineral interest properties, which were sold subsequent to the acquisition of the acquired properties.

(2) These amounts represent the revenues and direct operating expenses of Prize for the three months ended September 30, 1999, and include results of the acquired properties as operated by Prize for that period.

(3) Data for the nine months ended September 30, 1998, excludes revenues of $4,007,254 and direct operating expenses of $600,493 associated with the mineral interest properties, which were sold subsequent to the acquisition of the acquired properties.

(4) These amounts are derived from the audited statements of revenues and direct operating expenses. The data for the years ended December 31, 1998, 1997 and 1996, excludes revenues of $5,136,967, $7,189,442 and $8,578,608, respectively, as well as direct operating expense of $793,131, $1,115,379 and $1,037,518, respectively, associated with the mineral interest properties, which were sold subsequent to the acquisition of the acquired properties.

     The following table presents unaudited historical and pro forma financial information for Prize for the periods indicated. The table should be read in conjunction with the unaudited historical and pro forma condensed financial statements for Prize included elsewhere in this document. The unaudited pro forma statement of operations data for the nine months ended September 30, 1999, and the year ended December 31, 1998, assumes that the purchase of properties from Pioneer, the subsequent sale of the mineral interests and the acquisition of Sunterra Petroleum LLC occurred on January 1, 1998.

                                                                                       HISTORICAL PRIZE
                                                        PRO FORMA PRIZE               -------------------
                                             --------------------------------------    JANUARY 15, 1999
                                             NINE MONTHS ENDED       YEAR ENDED       (INCEPTION) THROUGH
                                             SEPTEMBER 30, 1999   DECEMBER 31, 1998   SEPTEMBER 30, 1999
                                             ------------------   -----------------   -------------------
                                                                    (IN THOUSANDS)
Revenues:
  Oil and gas sales........................       $57,218              $81,760             $  22,693
Costs and expenses:
  Lease operating expenses.................        17,406               27,001                 6,019
  Depreciation, depletion and
     amortization..........................        12,493               19,535                 4,646
  General and administrative...............         3,972                6,500                   722
                                                  -------              -------             ---------
          Total costs and expenses.........        33,871               53,036                11,387
                                                  -------              -------             ---------
          Operating income (loss)..........        23,347               28,724                11,306
Other
  Interest (income) expense................         8,085               10,797                 3,101
  Other....................................          (116)                  --                  (204)
                                                  -------              -------             ---------
          Total other......................         7,969               10,797                 2,897
                                                  -------              -------             ---------
Income before tax..........................        15,378               17,927                 8,409
Provision for income tax...................         5,685                6,628                 2,745
                                                  -------              -------             ---------
          Net income.......................         9,693               11,299                 5,664
Less preferred dividends...................        (1,454)              (1,841)                 (450)
                                                  -------              -------             ---------
Income available to common stockholders....       $ 8,239              $ 9,458             $   5,214
                                                  =======              =======             =========
Balance sheet data (end of period):
  Working capital..........................           N/A                  N/A             $   9,024
  Property, plant and equipment, net.......           N/A                  N/A             $ 212,486
  Total assets.............................           N/A                  N/A             $ 247,103
  Long-term debt...........................           N/A                  N/A             $ 139,000
  Preferred stock..........................           N/A                  N/A             $  30,450
  Stockholders' equity.....................           N/A                  N/A             $  84,857

           SUMMARY OF OIL AND GAS RESERVE AND PRODUCTION INFORMATION

     The following table sets forth summary information with respect to the historical proved oil and gas reserves of Prize and Vista and the pro forma proved oil and gas reserves of New Prize as of September 30, 1999.

                                                              HISTORICAL   HISTORICAL   PRO FORMA
                                                                PRIZE        VISTA      NEW PRIZE
                                                              ----------   ----------   ---------
TOTAL PROVED RESERVES:
Oil/liquids (MBbls).........................................     35,752       14,839      50,591
Natural gas (MMcf)..........................................    251,806       38,410     290,216
Total (MBOE)................................................     77,720       21,241      98,961
Percent proved developed....................................         79%          67%         77%
PV-10 (in thousands)........................................   $450,419     $153,344    $603,763
TOTAL PROVED RESERVES (MBOE) BY CORE OPERATING AREAS:
Permian Basin...............................................     27,551       19,284      46,835
Onshore Gulf Coast..........................................     30,675        1,845      32,520
Mid-Continent...............................................     19,494          112      19,606
                                                               --------     --------    --------
                                                                 77,720       21,241      98,961
                                                               ========     ========    ========

     The following table summarizes production, revenue and cost data for Vista and pro forma production, revenue and cost data for Prize and New Prize for the nine months ended September 30, 1999.

                                                              PRO FORMA   HISTORICAL   PRO FORMA
                                                                PRIZE       VISTA      NEW PRIZE
                                                              ---------   ----------   ---------
Average Daily Production:
  Oil/liquids (Bbls)........................................     6,808       2,519        9,327
  Natural gas (Mcf).........................................    57,797       8,219       66,016
  Total (BOE)...............................................    16,441       3,889       20,330

Oil and gas sales (in thousands)............................  $ 57,218     $12,857     $ 70,075
Direct operating expenses (in thousands)....................   (17,406)     (4,656)     (22,062)
                                                              --------     -------     --------
Revenues in excess of direct operating expenses (in
  thousands)................................................  $ 39,812     $ 8,201     $ 48,013

       SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA FOR NEW PRIZE

     The following table sets forth summary unaudited pro forma combined financial data that is presented to give effect to the merger. The information was prepared based on the following assumptions:

     - The merger will be accounted for as a purchase business combination under generally accepted accounting principles.

     - The income statement data is presented as if the merger had been consummated on January 1, 1998.

     - The balance sheet data is presented as if the merger had been consummated on September 30, 1999.

     You should consider the following:

     - The unaudited pro forma combined financial data are not necessarily indicative of the results of operations or the financial position that would have occurred had the merger been consummated on January 1, 1998, nor are they necessarily indicative of future results of operations or financial position.

     The unaudited pro forma combined financial data should be read together with the historical consolidated financial statements of Vista and Prize and the unaudited pro forma combined financial statements contained elsewhere in this document.

                                                                 NINE MONTHS
                                                                    ENDED             YEAR ENDED
                                                              SEPTEMBER 30, 1999   DECEMBER 31, 1998
                                                              ------------------   -----------------
                                                                (IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
  Revenues..................................................     $    70,075          $    98,962
  Lease operating expenses..................................          22,062               35,077
  Exploration costs.........................................              53                  161
  General and administrative................................           5,453                8,832
  Depreciation, depletion and amortization..................          17,898               27,281
  Operating income..........................................          24,609               27,611
  Interest expense, net.....................................          11,125               13,976
  Net income................................................           8,697                8,363
  Income available to common stockholders...................           7,243                6,522
EARNINGS PER SHARE:
  Basic.....................................................     $       .68          $       .61
  Diluted...................................................             .59                  .57
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic.....................................................      10,650,584           10,650,584
  Diluted...................................................      14,860,097           14,651,394
BALANCE SHEET DATA (at September 30, 1999):
  Properties and equipment, net.............................     $   315,829                  N/A
  Total assets..............................................         355,365                  N/A
  Long-term debt............................................         191,634                  N/A
  Convertible voting preferred..............................          30,450                  N/A
  Stockholders' equity......................................         109,450                  N/A

                                  RISK FACTORS

     You should carefully consider the following risk factors in determining whether to vote to approve the merger agreement and, in the case of Vista stockholders, the reverse stock split and the change of the company's name to "Prize Energy Corp."

                      RISK FACTORS RELATING TO THE MERGER

THE VALUE OF NEW PRIZE SECURITIES THAT THE PRIZE STOCKHOLDERS WILL RECEIVE MAY DECREASE BETWEEN THE DATE OF THIS DOCUMENT AND COMPLETION OF THE MERGER.

     The number of shares of New Prize common stock to be received in the merger for each share of Prize common stock is fixed and the number of shares of New Prize convertible preferred stock to be received in the merger for each share of Prize convertible preferred stock is fixed. Therefore, because the market price of Vista common stock is subject to fluctuation, the value at the time of the merger of the consideration to be received by the Prize stockholders will depend on the market price of Vista common stock at that time and may be lower than the market price of Vista common stock on the date of this document. For historical and current market prices of Vista common stock, see "Market Price Data" on page 23.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE VISTA AND PRIZE AND MAY NOT REALIZE EXPECTED BENEFITS.

     Vista and Prize have entered into the merger agreement with the expectation that the merger will result in cost savings, operating efficiencies, revenue enhancements and other synergies. However, achieving the anticipated benefits of the merger will depend in part upon the integration of the businesses of Vista and Prize in an efficient manner, and there can be no assurance that this will occur. For a discussion of other factors and assumptions related to the anticipated benefits of the merger, see "The Merger -- Vista's Reasons for the Merger" on page 30 and "The Merger -- Prize's Reasons for the Merger" on page 31.

IF THE MERGER DOES NOT OCCUR, THE COMPANIES WILL NOT BENEFIT FROM THE EXPENSES THEY HAVE INCURRED IN THE PURSUIT OF THE MERGER.

     The merger may not be completed. If the merger is not completed, Vista and Prize will have incurred substantial expenses for which no ultimate benefit will have been received by either Vista or Prize. Additionally, if the merger agreement is terminated, Vista may be required to pay Prize a $1,100,000 termination fee and to reimburse Prize for expenses in the amount of $400,000. See "The Merger Agreement -- Termination Fee and Expenses" on page 100.

NATURAL GAS PARTNERS HAS THE POWER TO DETERMINE THE OUTCOME OF THE VOTE OF BOTH THE VISTA COMMON STOCKHOLDERS AND THE PRIZE COMMON STOCKHOLDERS.

     Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. collectively own approximately 52% of the outstanding shares of Vista common stock, and Natural Gas Partners V, L.P. owns common stock constituting approximately 60% of the outstanding voting shares of Prize, including both common stock and convertible preferred stock. If these Natural Gas Partners investment partnerships vote in favor of the merger agreement, it will be approved by the common stockholders of Vista and Prize, despite the vote of any other Vista or Prize common stockholders. Similarly, if these Natural Gas Partners investment partnerships vote against the merger agreement, it will not be approved and the merger will not close. Each of the Natural Gas Partners partnerships has indicated that it will vote in favor of the merger.

THE REVERSE STOCK SPLIT MAY NOT HAVE THE ANTICIPATED BENEFICIAL EFFECT ON THE NEW PRIZE COMMON STOCK.

     There can be no assurance that the market price of the New Prize common stock immediately after implementation of the one-for-seven reverse stock split will increase and, if it increases, no assurance that the increase can be maintained for any period of time, or that the market price will approximate seven times the market price before the reverse stock split. In addition, there can be no assurance that any increase in the market price of the New Prize common stock will increase investment in the stock by brokerage firms or individual investors, or otherwise facilitate New Prize's access to the equity markets, especially since there are many other factors that affect demand for stock. Finally, the liquidity of the New Prize common stock could be adversely affected by the reduced number of shares that will be outstanding after the reverse stock split.

THE INTERESTS OF DIRECTORS AND OFFICERS OF VISTA AND PRIZE MAY DIFFER FROM YOUR INTERESTS BECAUSE THE MERGER WILL RESULT IN DIRECT OR INDIRECT ECONOMIC GAIN.

     Vista's principal stockholders are Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P., with a combined common stock ownership of approximately 52%. David R. Albin, John S. Foster and Kenneth A. Hersh, who serve as directors of Vista, are the principal managers of, and own interests in, both Natural Gas Partners partnerships. In addition, each of C. Randall Hill, Vista's chairman and chief executive officer, Steven D. Gray, Vista's president, and R. Cory Richards, Vista's executive vice president, will be entitled to receive a cash severance payment in the amount of $333,333 following completion of the merger. Messrs. Hill and Gray also serve as directors of Vista. Consequently, these Vista directors have a conflicting interest because of the resulting direct or indirect economic benefit to them.

     Prize's principal stockholder, Natural Gas Partners V, L.P., owns common stock constituting approximately 60% of the outstanding voting shares of Prize, including both common stock and convertible preferred stock. Messrs. Albin and Hersh, who serve as directors of Prize, are the principal managers of, and own interests in, Natural Gas Partners V, L.P. In addition, Pioneer Natural Resources USA, Inc. owns all of Prize's preferred stock. Scott D. Sheffield and Mark L. Withrow, who serve as directors of Prize, are executive officers of Pioneer. Consequently, these Prize directors have a conflicting interest because of the resulting indirect economic benefits to them.

                       RISK FACTORS RELATING TO NEW PRIZE

A DECREASE IN OIL AND NATURAL GAS PRICES WILL ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     Our success will depend on the market prices of oil and gas. These prices tend to fluctuate significantly. A decrease in oil and gas prices will not only reduce revenues and profits, but will also reduce the quantities of reserves that are commercially recoverable and may result in charges to earnings for impairment of the value of these assets. If oil and gas pricing conditions decline in the future, we might not be able to generate enough cash flow from operations to meet our obligations and make planned capital expenditures.

ESTIMATES OF PROVED RESERVES MAY CHANGE.

     The calculations of proved reserves of crude oil and natural gas included in this document have been prepared by Vista and Prize, respectively. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretations and judgment and the assumptions used regarding quantities of recoverable oil and natural gas reserves and prices for crude oil and natural gas. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in our estimates, and these variances may be significant. Any significant variance from the assumptions used could result in the actual quantity of our reserves and future net cash flow being materially different from the estimates in our reserve reports. In addition, results of drilling, testing and production and changes in crude oil and natural gas prices after the date of the estimate may result in substantial upward or downward revisions.

NEW PRIZE MAY NOT BE ABLE TO REPLACE RESERVES.

     Without successful enhancement, exploitation or acquisition activities, our reserves and revenues will decline over time. These activities will require significant expenditures. New Prize intends to finance its capital expenditures primarily with funds provided by operations and borrowings under its credit agreement, to be supplemented from time to time with funds obtained from additional equity offerings. New Prize's ability to obtain additional debt and equity financing upon acceptable terms will be dependent upon a number of economic factors that are beyond the control of New Prize, such as the prevailing price of commodities and the general condition of the economy. If New Prize's cash flow from operations and availability under existing credit facilities are not sufficient to satisfy capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to allow it to fund the activities necessary to replace or grow its reserves.

PRIZE HAS A LIMITED OPERATING HISTORY AND NEW PRIZE MAY NOT BE PROFITABLE.

     Prize, which began operations in January 1999, has a brief operating history upon which stockholders may base their evaluation of its performance. As a result of its brief operating history and rapid growth, the operating results from historical periods are not readily comparable and may not be indicative of future results. There can be no assurance that New Prize will continue to experience growth in, or maintain its current level of, revenues, oil and gas reserves or production. Prize's rapid growth has placed significant demands on its administrative, operational and financial resources. Any future growth of New Prize's oil and gas reserves, production and operations would place significant further demands on Prize's financial, operational and administrative resources. New Prize's future performance and profitability will depend in part on its ability to successfully integrate the administrative and financial functions of acquired properties, like the Pioneer properties, and companies, like Vista, into New Prize's operations and to implement necessary enhancements to its management systems to respond to changes in its business. There can be no assurance that New Prize will be successful in these efforts.

THE SUCCESS OF FUTURE ACQUISITIONS BY NEW PRIZE IS UNCERTAIN.

     Prize's rapid growth since its inception in January 1999 has been the result of acquisitions of producing properties. New Prize expects to continue to evaluate and pursue acquisition opportunities available on terms management considers favorable to New Prize. The successful acquisition of producing properties involves an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond New Prize's control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with this assessment, New Prize will perform a review of the subject properties it believes to be generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. New Prize may in many cases assume pre-closing liabilities, including environmental liabilities, and will likely acquire interests in properties on an "as is" basis. There can be no assurance that New Prize's acquisitions will be successful. The failure of New Prize to successfully complete acquisitions could have a material adverse effect on New Prize.

NEW PRIZE MAY NOT BE ABLE TO MEET ITS CAPITAL REQUIREMENTS.

     New Prize will need to continue to make substantial capital expenditures for the acquisition, enhancement, exploitation and production of reserves. See "Prize -- Management's Discussion and Analysis of Financial Condition and Results of Operations of Prize -- Liquidity and Capital Resources -- Capital Sources" on page 77. At September 30, 1999, on a pro forma basis, the companies had cash reserves of $9.8 million and working capital of $2.3 million. New Prize intends to finance its capital expenditures primarily with funds provided by operations and borrowings under its credit agreement, to be supplemented from time to time with funds obtained from additional equity offerings. New Prize's ability to obtain additional debt and equity financing upon acceptable terms will be dependent upon a number of economic factors that are beyond the control of New Prize, such as the prevailing price of commodities and the general condition of the economy. If New Prize's cash flow from operations and availability under existing credit facilities are not sufficient to satisfy capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to allow it to fund its continued growth.

HEDGING ACTIVITIES COULD RESULT IN LOSSES TO NEW PRIZE.

     Prize and Vista currently use, and it is expected that New Prize will continue to use, energy swap arrangements and financial futures to reduce sensitivity to oil and gas price volatility. If New Prize's reserves are not produced at the rates estimated by New Prize due to inaccuracies in the reserve estimation process, operational difficulties or regulatory limitations, New Prize will be required to satisfy obligations it may have under fixed price sales and hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of its own production. Further, the terms under which New Prize enters into fixed price sales and hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation costs to delivery points. Substantial variations between the assumptions and estimates used and actual results experienced could materially adversely affect anticipated profit margins and New Prize's ability to manage the risk associated with fluctuations in oil and gas prices. Additionally, fixed price sales and hedging contracts limit the benefits New Prize will realize if actual prices rise above the contract prices. Based upon prices in effect at September 30, 1999, the fair value (loss) of the crude oil and natural gas hedging instruments were $(5.5) million for Vista and $(8.9) million for Prize. In addition, fixed price sales and hedging contracts are subject to the risk that the counter-party may prove unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse financial effect on New Prize.

NEW PRIZE'S SIGNIFICANT INDEBTEDNESS COULD HAVE IMPORTANT CONSEQUENCES TO YOU.

     After the merger New Prize will have a substantial amount of indebtedness. At September 30, 1999, on a pro forma basis, New Prize's total long term debt outstanding was approximately $193 million and New Prize had a long term debt to total capitalization ratio of 64 percent. New Prize may incur additional indebtedness under New Prize's credit facility. Our significant indebtedness could have important consequences to you. For example:

     - New Prize's ability to obtain any necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes may be limited;

     - a portion of New Prize's cash flow from operations must be utilized for the payment of interest on New Prize's indebtedness and will not be available for financing capital expenditures or other purposes;

     - New Prize's level of indebtedness and the covenants governing New Prize's current indebtedness could limit New Prize's flexibility in planning for, or reacting to, changes in New Prize's business because financing options may be limited or prohibited;

     - New Prize's level of indebtedness may make New Prize more vulnerable during periods of low oil and gas prices or in the event of a downturn in New Prize's business because of New Prize's fixed debt service obligations; and

     - it is anticipated that the terms of New Prize's credit facility will require New Prize to make interest and principal payments and to maintain stated financial covenants; if the requirements of this facility are not satisfied, the lenders under this facility would be entitled to accelerate the payment of all outstanding indebtedness under this facility; in such event, New Prize cannot assure you that it would have sufficient funds available or could obtain the financing required to meet its obligations.

COSTS TO COMPLY WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT.

     Environmental and other governmental laws have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells and related facilities. New Prize may expend significant financial and managerial resources to comply with environmental laws although, to date, the expenditures for environmental compliance made by both Vista and Prize have been immaterial. Increasingly strict environmental laws and enforcement policies, and claims for damages to property, employees, other persons and the environment resulting from our operations, could cause us to incur substantial costs and liabilities. See "Vista -- Business of Vista -- Governmental Regulation" on page 62 and
"Prize -- Business of Prize -- Governmental Regulation" on page 84.

MARKETABILITY OF NEW PRIZE'S PRODUCTION MAY BE AFFECTED BY FACTORS BEYOND ITS CONTROL.

     The marketability of New Prize's production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of New Prize's natural gas will be delivered through gathering systems and pipelines that are not owned by New Prize. Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect New Prize's ability to produce and market its oil and gas.

OPERATION OF NEW PRIZE WILL INVOLVE DRILLING RISKS.

     Our oil and gas operations will be subject to the economic risks typically associated with enhancement, exploitation and production activities, including the necessity of expenditures to locate and acquire producing properties and to drill wells. In conducting drilling activities, unanticipated pressure, irregularities in formations, miscalculations or accidents may cause our drilling activities to be unsuccessful. This could result in a total loss of our investment in drilling activities. In addition, the cost and timing of drilling, completing and operating wells is often uncertain.

OUR SUCCESS DEPENDS ON KEY MEMBERS OF OUR MANAGEMENT.

     New Prize's success will be highly dependent on a limited number of senior management personnel, none of whom will be subject to employment contracts. Loss of the services of any of these individuals could have a material adverse effect on New Prize's operations.

A SMALL NUMBER OF STOCKHOLDERS WILL CONTROL NEW PRIZE.

     Upon completion of the merger, directors, executive officers and principal stockholders of New Prize, and their affiliates, will beneficially own approximately 92% of New Prize's outstanding common stock, assuming conversion of New Prize's convertible preferred stock. Accordingly, these stockholders, as a group, will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in New Prize's certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of New Prize common stock will be able to affect the management or direction of New Prize. These factors may also have the effect of delaying or preventing a change in the management or voting control of New Prize, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of New Prize common stock.

FUTURE SALES OF NEW PRIZE COMMON STOCK MAY RESULT IN A DECREASE IN VALUE TO EXISTING STOCKHOLDERS.

     After the merger, assuming the merger closes on January 28, 2000, New Prize will have 10,634,312 shares of common stock and 3,979,372 shares of convertible preferred stock outstanding. Of those shares, 973,117 shares of common stock will be freely transferable without restriction, and all of the shares of convertible preferred stock and 9,661,195 shares of common stock will be currently eligible for sale subject to compliance with the requirements of Rule 144 or Rule 145. Future sales of substantial amounts of common stock, or the perception that these sales could occur, may affect the market price of our common stock.

THE NEW PRIZE BOARD OF DIRECTORS WILL BE AUTHORIZED TO ISSUE NEW SHARES OF PREFERRED STOCK.

     New Prize's certificate of incorporation will authorize its board of directors to issue up to 10 million shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine. These provisions, alone or in combination with each other may discourage transactions involving actual or potential changes of control of New Prize, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of New Prize common stock. New Prize also is subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult.

                           FORWARD LOOKING STATEMENTS

     This document includes "forward looking statements" as defined by the Securities and Exchange Commission. These statements concern the companies' plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this document that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward looking statements and include the following:

     - completion of the proposed merger;

     - reserve estimates;

     - future production of oil and gas;

     - future acquisition of oil and gas producing properties;

     - future drilling activity and other capital expenditures; and

     - future financial performance.

     These forward looking statements are based on assumptions, which the companies believe are reasonable, but which are open to a wide range of uncertainties and business risks. Factors that could cause actual results to differ materially from those anticipated are discussed in the discussion of risk factors in this document and in Vista's periodic filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 1998. For a discussion of some of these risks and uncertainties, which could cause actual results to differ from those contained in the forward looking statements, see "Risk Factors" on page 13 of this document.

                             VISTA SPECIAL MEETING

     This document is furnished in connection with the solicitation of proxies from the holders of Vista common stock by the Vista board of directors for use at the Vista special meeting. This document and accompanying form of proxy are first being mailed to the stockholders of Vista on or about December , 1999.

TIME AND PLACE; PURPOSE

     The Vista special meeting will be held at 10:00 a.m., local time, on
          , January   , 2000, at The Midland Room, Fasken Center, Tower II, 2nd
Floor, 550 West Texas Avenue, Midland, Texas 79701. At the Vista special meeting and any adjournment or postponement of the Vista special meeting, the stockholders of Vista will be asked to consider and vote upon:

     - the approval and adoption of the merger agreement and a one-for-seven reverse stock split of all issued and outstanding shares of Vista common stock;

     - the change of the company's name to "Prize Energy Corp."; and

     - any other matters as may properly come before the Vista special meeting.

     Vista stockholder approval and adoption of the merger agreement, the reverse stock split and the change of name is required by the Delaware General Corporation Law and the rules of the American Stock Exchange.

     THE VISTA BOARD HAS UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT, THE MERGER, THE REVERSE STOCK SPLIT AND THE CHANGE OF NAME. AFTER RECEIVING THE RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF VISTA, THE VISTA BOARD HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE MERGER ARE FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF, VISTA AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF VISTA COMMON STOCK VOTE FOR:

     - APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE ONE-FOR-SEVEN REVERSE STOCK SPLIT; AND

     - THE CHANGE OF THE COMPANY'S NAME TO "PRIZE ENERGY CORP."

     One or more representatives of Arthur Andersen LLP are expected to be present at the special meeting to answer questions of Vista stockholders and to make a statement if so desired.

RECORD DATE; VOTING RIGHTS AND PROXIES

     Only holders of record of Vista common stock at the close of business on December 30, 1999, are entitled to notice of and to vote at the Vista special
meeting. As of the record date, there were      shares of Vista common stock
outstanding, each of which entitles its holder to one vote. There were
approximately           holders of record on the record date.

     All shares of Vista common stock represented by properly executed proxies will, unless these proxies have been previously revoked, be voted in accordance with the instructions indicated in these proxies. If no instructions are indicated, these shares of Vista common stock will be voted FOR approval and adoption of the merger agreement and the one-for-seven reverse stock split and FOR approval of the change of the company's name to "Prize Energy Corp." Vista does not know of any matters other than the approval of the merger agreement and the reverse stock split and the change of the company's name that are to come before the Vista special meeting. If any other matter or matters are properly presented for action at the Vista special meeting, the persons named in the enclosed form of proxy and acting under the proxy will have the discretion to vote on those matters in accordance with their best judgment. A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice of revocation to Vista, by signing and returning a later dated proxy, or by voting in person at the Vista special meeting.

SOLICITATION OF PROXIES

     In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Vista in person or by telephone, telegram or other means of communication. Those directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Arrangements have also been made with brokerage firms, banks, custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to owners of Vista common stock held of record by those persons. Those firms will be reimbursed for reasonable expenses incurred in forwarding those materials.

INFORMATION AGENT

     Vista has appointed American Stock Transfer & Trust Company as its information agent with respect to the merger. Any questions or requests for additional copies of this document or a proxy card may be directed to the information agent at the following address and telephone number:

                    American Stock Transfer & Trust Company
                           40 Wall Street, 46th Floor
                            New York, New York 10005
                        Attention: Shareholder Relations
                                 (800) 937-5449

     Any stockholder of Vista whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee may also receive copies of this document or a proxy card by contacting such nominee.

     Vista will pay the fees and expenses of the information agent and has also agreed to indemnify the information agent from liabilities that it may incur in connection with the merger.

QUORUM

     The presence in person or by properly executed proxy of the holders of a majority of the issued and outstanding shares of Vista common stock entitled to vote is necessary to constitute a quorum at the Vista special meeting.

REQUIRED VOTE; FAILURE TO VOTE AND BROKER NON-VOTES

     Approval and adoption of the merger agreement, including the reverse stock split, and the change of the company's name requires the affirmative vote of a majority of the outstanding shares of Vista common stock.

     Any failure to vote, or a vote to abstain, will have the effect of a vote against the merger agreement, including the reverse stock split, and the name change.

     Under American Stock Exchange rules, brokers who hold shares in street name for customers have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, these brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters such as those being presented at the Vista special meeting and, thus, absent specific instructions from the beneficial owner of the shares, brokers are not empowered to vote the shares with respect to the merger agreement, including the reverse stock split, and the name change. These "broker non-votes" will have the effect of a vote against the merger agreement, including the reverse stock split, and the name change.

                             PRIZE SPECIAL MEETING

     This document is furnished in connection with the solicitation of proxies from the holders of Prize common and convertible preferred stock by the Prize board of directors for use at the Prize special meeting. This document and accompanying form of proxy are first being mailed to the stockholders of Prize
on or about December   , 1999.

TIME AND PLACE; PURPOSE

     The Prize special meeting will be held at 10:00 a.m., local time, on
          , January   , 2000, at 3500 William D. Tate, Suite 200, Grapevine,
Texas 76051. At the Prize special meeting and any adjournment or postponement of the Prize special meeting, the stockholders of Prize will be asked to consider and vote upon the approval and adoption of the merger agreement and any other matters as may properly come before the Prize special meeting.

     Prize common and convertible preferred stockholder approval and adoption of the merger agreement is required by the Delaware General Corporation Law.

     THE PRIZE BOARD HAS UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT AND THE MERGER, UNANIMOUSLY BELIEVES THAT THE TERMS OF THE MERGER AND THE MERGER AGREEMENT ARE FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF, PRIZE AND ITS COMMON AND CONVERTIBLE PREFERRED STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF PRIZE COMMON STOCK AND CONVERTIBLE PREFERRED STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

RECORD DATE; VOTING RIGHTS AND PROXIES

     Only holders of record of Prize common stock and convertible preferred stock at the close of business on December 30, 1999, are entitled to notice of and to vote at the Prize special meeting. As of the record date, there were 4,979.201 shares of Prize common stock outstanding, each of which entitles its holder to one vote, and 2,342.308 shares of Prize convertible preferred stock outstanding, each of which entitles its holder to one vote. There were six holders of record of common stock and one holder of record of convertible preferred stock on the record date.

     All shares of Prize common stock and convertible preferred stock represented by properly executed proxies will, unless these proxies have been previously revoked, be voted in accordance with the instructions indicated in the proxies. If no instructions are indicated, the shares of Prize common stock and convertible preferred stock will be voted FOR approval and adoption of the merger agreement. Prize does not know of any matters other than the approval of the merger agreement that are to come before the Prize special meeting. If any other matter or matters are properly presented for action at the Prize special meeting, the persons named in the enclosed form of proxy and acting under the proxy will have the discretion to vote on those matters in accordance with their best judgment. A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice of revocation to Prize by signing and returning a later dated proxy, or by voting in person at the Prize special meeting.

SOLICITATION OF PROXIES

     In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Prize in person or by telephone, telegram or other means of communication. Those directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation.

QUORUM

     The presence in person or by properly executed proxy of a majority of the issued and outstanding shares of Prize common stock and convertible preferred stock entitled to vote is necessary to constitute a quorum at the Prize special meeting.

REQUIRED VOTE; FAILURE TO VOTE

     It is a condition to the obligation of Vista to close under the merger agreement that the merger agreement be approved and adopted by the affirmative vote of a majority of the outstanding shares of Prize common stock and the affirmative vote of a majority of the outstanding shares of Prize convertible preferred stock. Pioneer has agreed to vote its shares of Prize convertible preferred stock FOR approval of the merger agreement.

     Any failure to vote, or a vote to abstain, will have the effect of a vote against the merger agreement.

                               MARKET PRICE DATA

     There is no established public trading market for the common stock or convertible preferred stock of Prize. Application has been made for the continued listing of the outstanding shares of Vista common stock, as shares of New Prize common stock, and for the shares of New Prize common stock to be issued in the merger and issuable upon conversion of shares of New Prize convertible preferred stock received in the merger to be listed, on the American Stock Exchange under the symbol "PRZ."

     Vista common stock was first traded on the American Stock Exchange under the symbol "VEI" on October 29, 1998. The following table sets forth the high and low sales prices of Vista common stock for the periods indicated.

                                                                  HIGH            LOW
                                                                  ----            ---
1998
  Quarter ended December 31 (from October 29)...............     $3 3/8          $1 5/8
1999
  Quarter ended March 31....................................      2 1/8           1 1/8
  Quarter ended June 30.....................................      2 1/2           1 1/4
  Quarter ended September 30................................      2 3/4           1 3/4
  Quarter ending December 31 (through December 7)...........      2 11/16         1 5/8

     On October 8, 1999, the last full trading day prior to the public announcement by Vista and Prize of the proposed merger, the last reported sales price on the American Stock Exchange of the Vista common stock was $2 1/4 and the high and low sales prices were $2 1/4 and $1 3/4, respectively. As of the last trading date immediately before the date of this document, the last reported sales price on the American Stock Exchange of the Vista common stock
was $     and the high and low sales prices were $     and $     , respectively.

     On December 30, 1999, there were 16,367,328 shares of Vista common stock
outstanding held of record by   stockholders and there were 4,979.201 shares of
Prize common stock outstanding held of record by seven stockholders and 2,342.308 shares of Prize convertible preferred stock outstanding held of record by one stockholder.

DIVIDEND POLICIES

     Neither Vista nor Prize has paid cash dividends on its common stock. Prize is currently prohibited from paying cash dividends on its common stock under its existing bank credit facility and this prohibition is expected to be continued in any amendment to this facility which is required as a result of the merger. It is New Prize's intention to retain earnings to fund future growth and, therefore, New Prize will not pay dividends in the foreseeable future.

                                   THE MERGER

GENERAL

     The merger agreement provides that, following the satisfaction or waiver of the conditions contained in the merger agreement, a wholly-owned subsidiary of Vista will be merged into Prize, with Prize surviving the merger as a wholly-owned subsidiary of New Prize.

CONSIDERATION

     Assuming the merger closes on January 28, 2000:

     - each outstanding share of Prize common stock, other than dissenting shares, will automatically be converted into 1,666.156 shares of New Prize common stock and each share of Prize convertible preferred stock, other than dissenting shares, will automatically be converted into 1,666.156 shares of New Prize convertible preferred stock; the above conversion ratio is based on the number of outstanding shares of Prize and Vista stock as of the date of this document and reflects the one-for-seven reverse stock split; and

     - New Prize will assume each outstanding Prize option to purchase shares of Prize common stock and each option will be exercisable on the same terms as existed immediately before the merger, except that the number of shares of New Prize common stock to be issued upon exercise of the options will be 2,142,546, reflecting the one-for-seven reverse stock split, and the exercise price of these options will be $7.83.

AMENDMENT TO VISTA'S CERTIFICATE OF INCORPORATION

     The merger agreement provides that, at the effective time of the merger, Vista's certificate of incorporation will be amended to effect a one-for-seven reverse stock split of all issued and outstanding shares of Vista common stock and a change in its corporate name to "Prize Energy Corp." This amendment will occur if it is approved by the requisite vote of Vista's stockholders and if the merger is completed. If the merger is not completed, the certificate of incorporation will not be amended.

APPOINTMENT OF NEW DIRECTORS AND EXECUTIVE MANAGEMENT

     The merger agreement provides for the resignation of all of Vista's executive officers and directors, except for Messrs. Albin and Hersh, who shall continue to serve as directors of New Prize after completion of the merger. After completion of the merger, the remaining members of New Prize's board of directors will appoint Prize designees to fill the vacancies on the board. It is anticipated that Prize will designate Philip B. Smith, Lon C. Kile, Scott D. Sheffield and Mark L. Withrow to fill vacancies on the board.

     After the merger, it is anticipated that the board of directors of New Prize will subsequently appoint the current executive officers of Prize to serve as executive officers of New Prize. See "The Merger Agreement -- Directors and Officers of New Prize Following the Merger" on page 94.

OWNERSHIP OF NEW PRIZE FOLLOWING THE MERGER

     The shares of New Prize common stock to be issued to holders of Prize common stock in the merger, and the shares of New Prize common stock issuable on the conversion of the shares of New Prize convertible preferred stock to be issued to holders of Prize convertible preferred stock in the merger, will constitute approximately 84% of New Prize common stock immediately after the merger, assuming conversion of the New Prize convertible preferred stock. The existing stockholders of Vista will hold approximately 16% of all the New Prize common stock immediately after the merger, assuming conversion of the New Prize convertible preferred stock.

BACKGROUND OF THE MERGER

     GENERAL. Vista became a publicly traded company through its acquisition of Midland Resources, Inc. on October 28, 1998. Vista's objectives as a public company remained very similar to its objectives as a private company, which were to rapidly grow its oil and gas reserves, production, cash flow and net asset value. In addition, as a new public company, Vista also sought to increase the share price and liquidity of its common stock. Vista's strategy to accomplish these objectives had been through the acquisition and exploitation of proved oil and gas reserves and the implementation and maintenance of a low cost operating structure. Vista believed that it could implement its strategy and achieve its objectives either by acquiring assets or by acquiring other oil and gas companies, through mergers or otherwise.

     On January 25, 1999, Prize Energy Corp. was organized by Natural Gas Partners V, L.P. and Philip B. Smith. The initial board of directors of Prize consisted of Kenneth A. Hersh, David R. Albin and Philip B. Smith. Prize was formed to acquire and exploit producing oil and gas properties located in the mid-continent area of the United States and to acquire oil and gas companies. The staff of Prize immediately began evaluating various acquisition opportunities and companies.

     VISTA'S REVIEW OF POSSIBLE TRANSACTIONS. In accordance with its objectives and strategy, Vista acquired a group of producing oil and gas properties from IP Petroleum Company, Inc. in December 1998 for a purchase price of approximately $19.1 million. Vista financed this acquisition through borrowings under its bank credit facility with BankBoston, N.A. After the closing of the IP acquisition, Vista began looking for additional acquisition opportunities. However, during the first quarter of 1999, there were a limited number of asset acquisition opportunities available within the entire industry. The industry was in a severely depressed state due to the continued drop in oil prices from over $20.00 per barrel in December 1997 to near $10.00 per barrel in December 1998. Because of this prolonged and steep decline in oil prices, few companies elected to sell oil and gas properties at the prevailing prices.

     Given the scarcity of acquisition opportunities, Vista turned its attention to finding and evaluating potential merger candidates within the industry. Throughout January, February and March 1999, Vista analyzed and had discussions with four oil and gas companies of similar size to Vista concerning a potential merger with Vista. After discussions and evaluation, Vista concluded that a merger with any of these potential merger candidates would not be in the best interests of Vista's stockholders. Similar to Vista, each of these potential merger candidates was a small, micro-cap company with less than $100 million of market equity capitalization, a highly-leveraged balance sheet and little liquidity in its stock.

     In March and April 1999, Vista began analyzing and having discussions with companies larger than Vista concerning potential merger opportunities. Throughout this process, Vista had discussions with five companies that were larger or significantly larger than Vista about a potential merger. Of these companies, only two were seriously interested in evaluating a potential merger with Vista. Throughout May, June and early July 1999, Vista had discussions with each of these two companies. Vista and each of these two companies also conducted substantial due diligence regarding each other to determine if a merger with either company was feasible and in the best interests of their respective stockholders. In early July, executive management of Vista had discussions with the presidents of each of these two companies to determine their respective interests in merging with Vista. In each case Vista was told that, while the other company was interested in acquiring Vista through a merger, its best offer would have consisted of an amount of its own stock, having a market value substantially less than the then current market value of Vista's common stock. Vista decided not to pursue further merger discussions with either company unless and until the time it would be willing to offer merger consideration that was at least equal to the value of Vista's market equity capitalization.

     PRIZE'S ACQUISITION OF PIONEER PROPERTIES. On April 15, 1999, Costilla Energy, Inc. announced that it had been unable to consummate the acquisition of oil and gas properties from affiliates of Pioneer Natural Resources Company. Within a few days, Lon C. Kile, who at that time was an executive officer of Pioneer, and Mr. Smith, who at that time was a member of the board of directors of Pioneer, began a joint evaluation of those same properties to determine if Prize would be interested in making an offer to acquire the properties. During the following month, Prize submitted an offer to purchase properties from Pioneer, located primarily in Texas and Oklahoma. In response to this offer, Pioneer initiated a new auction process for the properties under the supervision of a special committee of Pioneer's board of directors, which excluded Mr. Smith and Mr. Hersh, who at that time was a member of the board of directors of Pioneer. After evaluating a number of competing offers received by Pioneer, the special committee ultimately determined to sell the properties to Prize. On May 16, 1999, Prize and affiliates of Pioneer signed a purchase and sale agreement for the purchase of Pioneer properties located primarily in Texas and Oklahoma. Also on May 16, 1999, Mr. Kile resigned from Pioneer and Messrs. Hersh and Smith resigned from the board of directors of Pioneer. The purchase of the Pioneer properties by Prize was completed on June 29, 1999. As a part of the Pioneer acquisition, Pioneer received convertible preferred stock of Prize valued at $30 million. Following the Pioneer acquisition, Mr. Kile joined Prize as president and chief operating officer and Scott D. Sheffield and Mark L. Withrow, senior executives of Pioneer, were added to the board of directors of Prize. The business plan of Prize was to exploit and develop the Pioneer properties and to acquire other producing properties. During June, July and August 1999, Prize completed its staffing and commenced these exploitation efforts.

     VISTA AND PRIZE BEGIN DISCUSSIONS WITH EACH OTHER. On May 17, 1999, while Mr. Smith was in Midland, Texas, acquiring due diligence data pertaining to the Pioneer properties, he met with C. Randall Hill, chairman and chief executive officer of Vista, and discussed the pending purchase of the Pioneer properties by Prize. As part of that discussion, it was noted that many of Vista's properties were in the vicinity of the Pioneer properties, and that Vista currently was in the process of evaluating its strategic alternatives. Mr. Hill advised Mr. Smith that Vista had engaged in discussions with other companies over the prior several months to assess its strategic alternatives.

     In early June 1999, Messrs. Hill and Smith had further discussions about Prize's pending acquisition of producing properties from Pioneer. During these discussions, Messrs. Hill and Smith discussed the oil and gas business in general and the possibility of combining Vista and Prize in the future to create a mid-sized independent public oil and gas company with more potential growth prospects and access to public capital markets. Mr. Hill and Mr. Smith agreed to consider the idea further after Prize had closed its acquisition of the Pioneer properties.

     Prize closed its acquisition of the Pioneer properties on June 29, 1999. On that day, Mr. Hill and Steven D. Gray, president of Vista, met in Vista's offices in Midland with Mr. Smith and Mr. Kile concerning each company's interest in pursuing further discussions about a potential merger of Vista and Prize. The parties agreed to explore the possibility of such a transaction and agreed to exchange limited information with each other.

     During an industry conference hosted by Natural Gas Partners in Santa Fe, New Mexico, in mid-July, members of Vista's executive management met with Prize executives about a potential Vista and Prize merger. The parties discussed in detail their respective companies' properties, financial position, goals, objectives and operating philosophies and determined that further discussions were desirable. The parties agreed to enter into detailed discussions about the proposed merger and to conduct due diligence investigations during the next 30 days, including the exchange of summary reserve data for each company.

     During the final two weeks of July and the first two weeks of August, the parties exchanged due diligence information and had several due diligence meetings concerning each other's properties, reserves, production and financial position.

     On August 4, 1999, Mr. Smith and Mr. Kile met with Mr. Hersh to discuss possible acquisition possibilities and business alternatives for Prize. The meeting included discussions about several publicly traded companies that could be potential merger candidates for Prize based on publicly available information. Vista was included among these candidates. Messrs. Hersh, Smith and Kile concluded that discussions with Vista management should continue, but that representatives of Natural Gas Partners should not be involved in any detailed discussions or negotiations with Vista in light of the Natural Gas Partners partnerships' ownership interests in Vista.

     On August 5, 1999, a meeting was held in the Midland, Texas, office of Vista between executive management of Vista and executive management of Prize. At the meeting, detailed reservoir engineering, geological and accounting data concerning Vista was reviewed and discussed. It was agreed at this meeting that Vista and Prize should exchange additional engineering reports and accounting data. During the next several days this data was exchanged and analyzed by the respective parties.

     On August 17, 1999, meetings between representatives of Prize and Vista were held in the Fort Worth office of Natural Gas Partners. In the first meeting, technical representatives from Prize explained various aspects of the Prize reserves to technical representatives from Vista. In subsequent meetings, the executive management of Prize and Vista met to discuss aspects of valuations of Prize and Vista and the relative merits of different valuation measures. It was determined that, among other factors, Vista had a higher amount of financial leverage than Prize, a higher percentage of oil to total reserves than Prize, a higher percentage of non-producing reserves than Prize, and had scheduled development of its non-producing reserves on a very fast time table. The effect of this scheduling on different financial measurements was discussed in detail.

     On August 18, 1999, additional discussions were held via telephone conferences between executive management of Vista and executive management of Prize. Late in the day, Prize made a proposal to Vista regarding the basic terms of a proposed merger which included a proposed split of the equity of the combined company to be held 16% by Vista stockholders and 84% by Prize stockholders, inclusive of the Prize convertible preferred stock. Vista promptly notified its board of directors of the status of the management teams' discussions. These notifications took place by telephone calls made during the evening of August 18 and the morning of August 19.

     THE BOARDS REVIEW THE PROPOSED TRANSACTION. A meeting of the full board of directors of Vista was held on August 25, 1999. At that board meeting, which was held telephonically, each Vista board member was presented with management analyses of the proposed transaction along with detailed information concerning the background of Vista's discussions with Prize, the proposed terms of the merger and the potential effects of the proposed merger on Vista. The role of the Natural Gas Partners partnerships as owners of a majority of the outstanding voting securities of Vista and of Prize was also discussed along with the conflict of interest presented by its ownership position in each company. The potential for conflicts of interest involving members of Vista executive management as a result of proposed severance payments to be made to Vista executive management were also disclosed and discussed in detail.

     As a result of these discussions, the Vista board of directors unanimously voted to establish a special committee of the Vista board of directors consisting of John Q. Adams, Sr. and authorized and empowered the special committee to evaluate the merits of the proposed merger, to make recommendations to the full board of directors of Vista regarding the advisability of the proposed merger and to engage legal counsel and a financial advisor to represent, assist and advise the special committee. The Vista board of directors appointed Mr. Adams as the sole member of the special committee because he is the only director without a conflicting interest in the merger. Messrs. Hill and Gray will receive severance benefits if the merger is completed and Messrs. Hersh, Albin and Foster have indirect economic interests in both Vista and Prize because of their affiliation with Natural Gas Partners. The board of directors also unanimously voted to establish a negotiating committee of Vista for the purpose of negotiating the terms of the proposed merger with Prize. The negotiating committee was established to consist solely of the member of the special committee, Mr. Adams. Subject to the control and direction of the negotiating committee, Messrs. Hill, Gray and Richards, as members of the executive management of Vista, were instructed to assist the negotiating committee in the performance of its duties. Subsequently on October 5, 1999, the Vista board of directors approved a payment of $10,000 to Mr. Adams as compensation for his significant time commitment in connection with his duties.

     On August 25, 1999, Messrs. Smith and Kile met with representatives of Pioneer, the sole holder of the Prize convertible preferred stock. Also present at this meeting were Messrs. Sheffield and Withrow, both of whom are senior executives of Pioneer and members of the board of directors of Prize. The purpose of the meeting was to describe the proposed merger and to discuss and review the rights of the convertible preferred stockholder under its agreements with Prize. Discussions concerning these rights continued until October 6, 1999.

     On August 31, 1999, the Vista special committee determined to retain Haynes and Boone, LLP as its legal advisors in connection with the proposed transaction. At this meeting, Haynes and Boone discussed with the Vista special committee the scope of its duties and obligations in connection with the evaluation and negotiation of a potential transaction with Prize.

     From August 31 through September 3, 1999, the Vista special committee discussed with five investment banking firms their possible engagement as financial advisor to the Vista special committee. In the course of these discussions, the Vista special committee considered each firm's expertise as an investment bank in transactions similar to the proposed transaction with Prize. After consultation with its legal advisors and after disclosure by each investment bank of its prior engagements with Prize's affiliates and predecessors, on September 3, 1999, the Vista special committee retained Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, to serve as the financial advisor to the Vista special committee.

     On September 8 and September 16, 1999, the Vista special committee met and discussed with its advisors various drafts of the merger agreement and related documentation. In these meetings, Mr. Adams consulted with Haynes and Boone and coordinated negotiations regarding substantive provisions in the documents. During this period and through early October 1999, the financial and legal advisors to the Vista special committee also conducted a financial and legal due diligence review of both Vista and Prize and reviewed public and non-public information regarding Vista and Prize. They also conducted meetings and discussions with members of senior management of Vista and Prize relating to the business and financial condition of Vista and Prize and their respective plans and prospects. Throughout this period, the Vista special committee and its advisors met frequently to discuss the information that had been reviewed and the progress of the investigations.

     On September 10, 1999, a meeting of the board of directors of Prize was held in which all members attended. The board of directors unanimously agreed that Messrs. Smith and Kile should continue to try to negotiate a merger agreement with Vista based upon Prize's proposed equity split of the combined company, and that, if the documentation could be satisfactorily completed, the members of the Prize board of directors would vote in favor of the proposed transaction. Further, it was unanimously agreed that if the holder of the convertible preferred stock of Prize would agree to vote in favor of the proposed transaction, the terms of the registration rights of the convertible preferred stock of Prize would be amended to provide that holder a preferred right to include registrable securities in the first underwritten offering of New Prize common stock commenced after the merger to the extent of the lesser of:

     - shares with a value of $50 million; or

     - 50% of the total number of shares to be sold in the offering.

     The changes were subsequently made and are reflected in the registration rights agreement attached to the merger agreement.

     On October 4, 1999, at a meeting of the Vista special committee, Dain Rauscher Wessels presented the preliminary results of its financial review of the proposed transaction. The presentation included a financial review of each of Vista and Prize, together with valuations of Vista and Prize, applying various methodologies. The Vista special committee directed a number of questions to its financial advisor regarding industry conditions, the financial condition of the combined company and the consideration proposed to be paid in the proposed transaction. Based upon the factors discussed and subject to the completion of their review, the representatives of Dain Rauscher Wessels advised the Vista special committee of their preliminary conclusion that the consideration to be issued by Vista in the merger was fair, from a financial point of view, to the holders of Vista common stock. At the same meeting, representatives of Haynes and Boone presented legal due diligence findings and answered related questions raised by the Vista special committee.

     On October 5, 1999, Mr. Adams, acting in his capacity as both the Vista special committee and the Vista negotiating committee, contacted Mr. Smith to discuss several items that had not yet been resolved in the negotiation of the merger agreement and related documentation. In particular, Mr. Adams argued that Prize's proposed equity split of the combined company should be adjusted slightly in favor of Vista stockholders based on financial arguments. Additionally, Mr. Adams argued that the amount of the termination fee set forth in the then current draft of the merger agreement should be reduced and that the triggers relating to the required payment of the fee should be narrowed. Mr. Smith telephoned Mr. Adams back later in the day to respond to the items raised and made various arguments in support of Prize's proposed equity split of the combined company. As a compromise, Mr. Smith agreed to reduce the termination fee and to narrow the triggers relating to the fee, as proposed by Mr. Adams, but was not willing to make any adjustment to Prize's proposed equity split of the combined company. After further discussion and consideration, taking into consideration the advice of the financial and legal advisors to the Vista special committee, Mr. Adams determined that the terms proposed by Mr. Smith were acceptable and in the best interests of the Vista stockholders.

     On the evening of October 6, 1999, the board of directors of Prize unanimously:

     - approved the merger and the proposed form of merger agreement, as revised to reflect the negotiations earlier in the day;

     - determined that the terms of the merger are fair to, advisable and in the best interests of Prize's stockholders; and

     - determined to recommend to Prize's stockholders that they vote to approve and adopt the merger and the merger agreement.

     On October 7, 1999, the Vista special committee and its legal advisors worked with representatives of Vista and Prize to finalize negotiations relating to the merger agreement. Final drafts of the merger agreement and ancillary documents were delivered to the Vista special committee, as well as to the members of the Vista board of directors. Dain Rauscher Wessels also delivered a final copy of its financial analysis of the proposed transaction to Mr. Adams and the other members of the Vista board of directors.

     On October 8, 1999, the Vista special committee and its legal and financial advisors held a telephonic meeting for the purpose of discussing the final copy of the financial analysis of the proposed transaction prepared by Dain Rauscher Wessels. At this time, representatives of Dain Rauscher Wessels updated their preliminary analysis presented to Mr. Adams earlier in the week and advised the Vista special committee that it had concluded that the proposed transaction, as negotiated by Mr. Adams, was fair, from a financial point of view, to the holders of Vista common stock. Dain Rauscher Wessels also confirmed that it was prepared to deliver a written fairness opinion setting forth this conclusion. Mr. Adams then confirmed that he had concluded that the proposed transaction was fair and in the best interests of Vista's stockholders and that he would recommend that the Vista board of directors approve the execution of the merger agreement and the consummation of the merger.

     Later in the morning of October 8, 1999, a full meeting of the board of directors of Vista was held telephonically with all members in attendance. The Vista special committee led the directors through a detailed review of its activities over the immediately preceding six weeks of merger negotiations and discussions. Dain Rauscher Wessels then discussed in detail its analysis of the proposed transaction and its fairness, from a financial point of view, to the holders of Vista common stock. Following discussion by members of the Vista board of directors, the Vista special committee described various factors that it had considered in its review of the proposed transaction and stated that it had concluded that the proposed transaction was fair and in the best interests of Vista's stockholders and that it recommended that the Vista board of directors approve the execution of the merger agreement and the consummation of the merger. See "-- Vista's Reasons for the Merger" at page 30. Based on the recommendation of the Vista special committee, the Vista board of directors then unanimously:

     - approved the merger and the merger agreement;

     - determined that the terms of the merger are fair to, advisable and in the best interests of Vista's stockholders; and

     - determined to recommend to Vista's stockholders that they vote to approve and adopt the merger and the merger agreement.

     Later in the evening on October 8, 1999, the merger agreement and all related documentation were completed, executed and delivered by all parties. On Monday, October 11, 1999, Vista and Prize publicly announced the proposed transaction.

VISTA'S REASONS FOR THE MERGER

     At a meeting held on October 8, 1999, the Vista special committee determined that the terms of the merger agreement and the merger are fair to and in the best interests of Vista's stockholders and voted to recommend that the merger agreement and the merger be approved by the full Vista board of directors. See "Background of the Merger" at page 25.

     The Vista Special Committee. In determining to recommend to the Vista board of directors that it approve the merger and the merger agreement and in determining the fairness of the terms of the merger, the Vista special committee considered, among other items, the following factors, each of which, in the Vista special committee's view, supported the Vista special committee's determination to recommend the merger:

     - the financial condition, assets, results of operations, business and prospects of each of Vista and Prize and the risks inherent in achieving those prospects;

     - the reduction in general and administrative costs that should result from the combination of Vista and Prize into a single company;

     - the opportunity to create a combined company with a larger market capitalization, greater liquidity and enhanced visibility in the capital markets;

     - the reduction in Vista's overall debt ratios that will result in the combined entity;

     - the opinion of Dain Rauscher Wessels that the consideration to be issued by Vista in the merger was fair, from a financial point of view, to the holders of Vista common stock, and the various analyses presented to the Vista special committee and the Vista board of directors by Dain Rauscher Wessels. See "-- Opinion of Vista's Financial Advisor" at page 32;

     - the terms and conditions of the merger agreement, including the amount and form of consideration, the nature of the parties' representations, warranties, covenants and agreements, and the fact that the conditions to Prize's obligation to consummate the merger are reasonably limited and thus the risk that the merger would not be consummated was reasonably small;

     - the trading history of Vista common stock; and

     - the structure of the merger, which causes the Prize common stock and Prize convertible preferred stock to be converted into Vista common stock and Vista convertible preferred stock, respectively, in a transaction that is intended to be a tax-free reorganization for federal income tax purposes. See "-- Material U.S. Federal Income Tax Consequences of the Merger" at page 42.

     In light of the number and variety of factors the Vista special committee considered in connection with its evaluation of the merger, the Vista special committee did not find it practical to assign relative weights to the foregoing factors, and accordingly, it did not do so.

     The Vista special committee consulted with Dain Rauscher Wessels during the course of its work and took into consideration the work and analysis of Dain Rauscher Wessels in the course of its engagement. The Vista special committee believed that Dain Rauscher Wessels' analysis was reasonable.

     The Vista special committee believes that the merger is procedurally fair because:

     - the Vista special committee was comprised of a disinterested director appointed to represent the interests of, and to negotiate on an arm's-length basis with Prize on behalf of, the Vista stockholders;

     - the special committee retained and was advised by independent legal counsel; and

     - the Vista special committee retained Dain Rauscher Wessels as its financial advisor to assist it in evaluating the fairness, from a financial point of view, of the proposed merger.

PRIZE'S REASONS FOR THE MERGER

     The board of directors of Prize has determined that the merger is fair to, advisable and in the best interests of, Prize and its stockholders. Accordingly, the Prize board of directors has unanimously approved the merger and the merger agreement, and recommends that Prize stockholders vote for approval and adoption of the merger and the merger agreement. The Prize board of directors believes that the merger is desirable for the following principal reasons:

     - the merger allows Prize to become a public company, which the Prize board of directors believes will be beneficial in a number of respects, including improving the liquidity and market valuation of the common stock of New Prize, providing access to the public capital markets for future financing needs, and increasing the likelihood that the Prize convertible preferred stock will ultimately be converted to New Prize common stock;

     - the merger offers the opportunity to create a combined company with greater financial resources, competitive strength and business opportunities than would be possible for Prize alone;

     - the Vista properties are concentrated and are primarily operated by Vista; and

     - the Vista properties offer additional enhancement and exploitation opportunities.

Each of these factors is discussed in more detail below.

     PUBLIC COMPANY, STOCK LIQUIDITY, SIMPLIFICATION OF CAPITAL STRUCTURE. While it remains difficult for any independent oil and gas company to market an initial public offering of securities, the Prize board of directors believes the merger is attractive because it will allow Prize to become a public company without having to wait for the return of the initial public offering market. Having access to the public markets offers a number of benefits to Prize. As a public company, New Prize would be in the group of mid-sized independent oil and gas companies. This group historically has a higher market valuation than companies grouped in the small independent oil and gas companies, and also has a much larger market followed by institutions and analysts. This will provide liquidity for the Prize common stock and improve the market valuation and trading characteristics of the common stock of New Prize over that of Vista. In addition, New Prize will be afforded access to the public capital markets for future financing needs. Although the market for initial public offerings of securities is weak at the current time, the market for follow-on and secondary equity offerings is currently viable. Finally, the existence of a public market for the common stock of New Prize may provide New Prize with an opportunity to simplify its capital structure by exercising its right to redeem the convertible preferred stock of New Prize. Under the terms of the convertible preferred stock of New Prize, New Prize will have the right to redeem the convertible preferred stock if the average of the closing prices of the common stock of New Prize exceeds a stated level, which the Prize board of directors believes is likely to be achieved, during a period of 30 trading days. In order to avoid a potential redemption, the Prize board of directors believes that the merger will likely result in the convertible preferred stock of New Prize being converted into common stock of New Prize.

     FINANCIAL ASPECTS. After the merger, New Prize will be much larger than either Vista or Prize and the financial leverage of Vista will be substantially lower. The Prize board of directors believes that this increase in size and decrease in financial leverage will enable New Prize to obtain better access to capital at a lower cost. The increase in size should also result in exposure to a greater number of business opportunities, and should facilitate its ability to take advantage of capturing these opportunities.

     OPERATIONS AND CONCENTRATION. Vista's operations are concentrated in the Permian Basin, which is already a core area for Prize. Since both Vista and Prize operate most of their wells in the Permian Basin, economies of scale should be realized through operational efficiency and control.

     EXPLOITATION AND DEVELOPMENT POTENTIAL. The Prize board of directors believes that there are extensive exploitation and development opportunities to be pursued on the Vista properties. In the process of acquiring proved developed producing properties, Vista has assembled a substantial inventory of exploitation opportunities, ranging from low risk proved undeveloped drillsites to attractive probable locations. In addition, because Vista has focused primarily on acquisitions, it has not attempted to develop any potential for expanding development ideas to offset leases which could be excellent acquisition targets.

     In making its determination, the Prize board of directors considered the above factors as a whole and did not assign specific or relative weights to these factors. In addition, individual members of the Prize board of directors may have given different weights to different factors. Moreover, the foregoing discussion of the factors considered by the Prize board of directors is not intended to be exhaustive. However, the discussion is believed to include all material factors considered by the Prize board of directors.

OPINION OF VISTA'S FINANCIAL ADVISOR

     On September 16, 1999, the special committee of the Vista board of directors formally retained Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, to render an opinion to the special committee and the Vista board relating to the fairness, from a financial point of view, to the holders of Vista common stock of the consideration to be issued by Vista in the merger of Vista with Prize. On October 8, 1999, Dain Rauscher Wessels rendered to the Vista special committee and the Vista board an oral opinion, which was subsequently confirmed in writing on October 8, 1999, stating that, as of that date and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be issued by Vista in the merger is fair, from a financial point of view, to the holders of Vista common stock.

     The full text of the Dain Rauscher Wessels opinion, which sets forth the principal assumptions made, matters considered and qualifications and limitations on the review undertaken by Dain Rauscher Wessels in rendering its opinion, is attached to this document as Annex B and is incorporated by reference. This summary of the Dain Rauscher Wessels opinion addresses the material items on which Dain Rauscher Wessels based its opinion. Dain Rauscher Wessels has given consent to the inclusion of its opinion in this document. Holders of Vista common stock are urged to thoroughly read the Dain Rauscher Wessels opinion.

     The Dain Rauscher Wessels opinion was provided to the Vista special committee and the Vista board for their information and is directed only to the fairness, from a financial point of view, to the holders of Vista common stock of the consideration to be issued by Vista in the merger. The Dain Rauscher Wessels opinion does not address the merits of the underlying decision by Vista to engage in the merger and does not constitute a recommendation to any holder of Vista common stock as to how that holder should vote on the approval and adoption of the merger agreement or any matter related to the merger agreement.

     The summary set forth below describes material aspects of the analyses underlying the Dain Rauscher Wessels opinion and the presentation made by Dain Rauscher Wessels to the Vista special committee and the Vista board. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, the Dain Rauscher Wessels opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Dain Rauscher Wessels did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Dain Rauscher Wessels believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying the Dain Rauscher Wessels opinion.

     In performing its analyses, Dain Rauscher Wessels made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Dain Rauscher Wessels, Vista and Prize. Any estimates contained in the analyses performed by Dain Rauscher Wessels are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which the businesses or securities might actually be sold. Accordingly, the analyses and estimates are inherently subject to substantial uncertainty. The Dain Rauscher Wessels opinion and Dain Rauscher Wessels' presentation to the Vista special committee and the Vista board were among several factors taken into consideration by the Vista board in making its determination to approve the merger agreement. Consequently, the Dain Rauscher Wessels' analyses described below should not be viewed as determinative of the decision of the Vista board or Vista's executive management to engage in the merger.

     In arriving at its opinion, Dain Rauscher Wessels met with the executive managements of Vista and Prize to discuss the businesses, operations and prospects of Vista and Prize. Dain Rauscher Wessels also considered certain long-term strategic benefits of the merger, both operational and financial, that were described to Dain Rauscher Wessels by the executive managements of Vista and Prize. In addition, Dain Rauscher Wessels reviewed:

     - the merger agreement and related documents;

     - the annual report on Form 10-K for the year ended December 31, 1998, and the quarterly reports on Form 10-Q and related unaudited financial information for interim periods, including the six months ended June 30, 1999, for Vista;

     - the proxy statement filed on Schedule 14A dated May 3, 1999, for Vista;

     - the audited statements of revenues and direct operating expenses of producing properties acquired by Prize from affiliates of Pioneer for the years ended December 31, 1996, 1997 and 1998, prepared by Prize and audited by Ernst & Young LLP, independent public accountants;

     - the unaudited statements of revenues and direct operating expenses of producing properties acquired by Prize from affiliates of Pioneer for the six months ended June 30, 1998 and 1999, prepared by Prize;

     - the unaudited consolidated balance sheet of Prize at June 30, 1999, prepared by Prize;

     - Vista's proved oil and gas reserves and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves as of January 1, 1999, estimated by Williamson Petroleum Consultants, Inc., independent petroleum engineers, and adjusted by Vista management to July 1, 1999;

     - Prize's proved oil and gas reserves and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves as of July 1, 1999, estimated by Prize management;

     - the projected consolidated financial statements for Vista, Prize and the pro forma combined company for the years ending December 31, 1999 and 2000, as prepared by Vista's and Prize's management;

     - the projected consolidated balance sheet for Vista, Prize and the pro forma combined company at December 31, 1999, as prepared by Vista's and Prize's management;

     - the capitalization and financial condition of Vista and Prize;

     - pro forma financial effects which could result from the merger;

     - historical market prices and trading volumes for Vista's common stock;

     - publicly available financial data and stock market performance data of publicly held companies that Dain Rauscher Wessels deemed reasonably comparable to Prize and the pro forma combined company;

     - the financial terms of business combinations of comparable exploration and production companies;

     - the relative ownership of Vista common stock after the merger by the current holders of Vista common stock and the current holders of Prize common and convertible preferred stock; and

     - other information, financial studies, analyses and investigations and financial, economic and market criteria as Dain Rauscher Wessels deemed relevant in arriving at the Dain Rauscher Wessels opinion.

     In preparing its opinion, Dain Rauscher Wessels did not independently verify any of the foregoing information, and relied upon the information being complete and accurate in all material respects. Dain Rauscher Wessels assumed, with Vista's consent, that the financial estimates provided to Dain Rauscher Wessels and discussed with Dain Rauscher Wessels were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the executive managements of Vista and Prize as to the expected future performance of Vista and Prize, and of the combined companies subsequent to the proposed merger. In addition, Dain Rauscher Wessels did not conduct a physical inspection or make an independent evaluation or appraisal of the assets of Vista or Prize, nor was Dain Rauscher Wessels furnished with any evaluation or appraisal. Dain Rauscher Wessels assumed that the Prize convertible preferred stock held by Pioneer Natural Resources USA, Inc. would convert into common stock of Vista shortly after the closing of the merger. In rendering its opinion, Dain Rauscher Wessels assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed merger, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the proposed merger. The Dain Rauscher Wessels opinion is based on circumstances as they existed and could be evaluated on, and the information made available to Dain Rauscher Wessels at the date of, the Dain Rauscher Wessels opinion.

     For purposes of rendering its opinion, Dain Rauscher Wessels assumed, in all respects material to its analyses, that the representations and warranties of each party to the merger agreement and all related documents and instruments contemplated by the merger agreement were true and correct in all material respects, that each party to these documents will perform all of the covenants and agreements required to be performed by each party under the documents, and that all conditions to the consummation of the merger will be satisfied without waiver.

     The following is a brief summary of the material aspects of the analyses performed by Dain Rauscher Wessels in preparing the Dain Rauscher Wessels opinion.

  PRO FORMA ANALYSIS

     Dain Rauscher Wessels analyzed the expected pro forma impact which could result from the merger on cash flow per share, which is defined as net income from continuing operations plus depreciation, depletion and amortization, deferred taxes and other non-cash items before changes in working capital, divided by diluted shares outstanding, for the projected years ending December 31, 1999 and 2000. Dain Rauscher Wessels also analyzed the expected pro forma impact which could result from the merger on net asset value per share. Net asset value per share is defined as the standardized measure of discounted cash flow value at July 1, 1999, plus the value of undeveloped acreage, valued at $50.00 per acre, less the discounted effect of hedging contracts, plus other assets at book value, less total debt and other long-term liabilities projected at December 31, 1999 and less estimated transaction costs, divided by diluted shares outstanding. In addition, the standardized measure of discounted cash flow value was assigned reserve category risk weightings as follows: proved developed producing reserves, 100% of present value; proved developed non-producing reserves, 75% of present value; and proved undeveloped reserves, 50% of present value. Dain Rauscher Wessels noted that the merger would be approximately 7% accretive to 1999 cash flow per share, 5% dilutive to 2000 cash flow per share and 11% dilutive to net asset value per share, assuming diluted shares outstanding.

     In addition, Dain Rauscher Wessels analyzed the expected pro forma impact which could result from the merger on a projected consolidated pro forma balance sheet at December 31, 1999. Dain Rauscher Wessels noted that the ratio of total debt, including short-term debt, to total capitalization decreased approximately 25%.

  COMPARABLE COMPANY ANALYSIS

     Dain Rauscher Wessels used publicly available information to compare valuation criteria for companies, which in Dain Rauscher Wessels' judgment, were reasonably comparable to Prize and the pro forma combined company for purposes of this analysis. Valuation criteria considered included enterprise value, defined as market value of equity plus book value of debt and liquidation value of preferred stock, less excess cash and equivalents, to projected EBITDA, defined as earnings before interest expense, taxes and depreciation, depletion and amortization, for the projected year ending December 31, 1999. In addition, Dain Rauscher Wessels compared adjusted enterprise value, defined as enterprise value less book value of non-oil and gas assets and undeveloped acreage, valued at $50.00 per acre, to proved reserve volume and the standardized measure of discounted cash flow value. Dain Rauscher Wessels considered a number of factors in selecting companies for comparison, including size, financial condition and geographic scope of operations. The group of companies used in the comparison included:

     - Belco Oil & Gas Corp.;

     - Cross Timbers Oil Company;

     - HS Resources, Inc.;

     - Louis Dreyfus Natural Gas Corp.;

     - Magnum Hunter Resources, Inc.;

     - Swift Energy Company;

     - Titan Exploration, Inc.; and

     - Tom Brown, Inc.

     The mean and median results for the comparable companies are compared to the implied transaction multiples of Prize below.

                                                               COMPARABLE
                                                                COMPANIES
                                                             ---------------
                                                              MEAN    MEDIAN   PRIZE
                                                             ------   ------   ------
ADJUSTED ENTERPRISE VALUE TO:
Proved Reserve Volume (MMBOE)..............................  $ 5.47   $ 5.66   $ 4.28
Standardized Measure of Discounted Cash Flow Value.........   150.5%   133.8%   103.6%

ENTERPRISE VALUE TO:
1999 EBITDA................................................     7.5x     7.2x     6.3x

     No public company utilized as a comparison is identical to the pro forma combined company or the business segment for which a comparison is being made. An analysis of the results of this comparison is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies to which Vista and the pro forma combined company were being compared.

  RELATIVE CONTRIBUTION ANALYSIS

     Dain Rauscher Wessels performed a relative contribution analysis to examine the relationship between the percentage ownership of the combined company that the Vista and Prize stockholders would receive in the merger, and the relative contributions of Vista and Prize to cash flow for the projected years ending December 31, 1999 and 2000 and net asset value of the pro forma combined company. Cash flow is defined as net income from continuing operations plus depreciation, depletion and amortization, deferred taxes and other non-cash items before changes in working capital. Net asset value is defined as the standardized measure of discounted cash flow value at July 1, 1999, plus the value of undeveloped acreage, valued at $50.00 per acre, less the discounted effect of hedging contracts, plus other assets at book value, less total debt and other long-term liabilities projected at December 31, 1999 and less estimated transaction costs. In addition, the standardized measure of discounted cash flow value was assigned reserve category risk weightings as follows: proved developed producing reserves, 100% of present value; proved developed non-producing reserves, 75% of present value; and proved undeveloped reserves, 50% of present value.

     Dain Rauscher Wessels calculated that the ownership of the pro forma combined company by the Vista stockholders, based on basic shares outstanding, would be approximately 16% and, based on diluted shares outstanding, would be approximately 15%. Vista and Prize contributions to 1999 and 2000 cash flow and net asset value are compared to these ownership percentages below.

                                                                             IMPLIED PRO
                                                                                FORMA
                                                  CASH FLOW                   OWNERSHIP
                                                 -----------   NET ASSET   ---------------
                                                 1999   2000     VALUE     BASIC   DILUTED
                                                 ----   ----   ---------   -----   -------
Vista..........................................  14.0%  15.8%    16.7%     16.0%    15.0%
Prize..........................................  86.0%  84.2%    83.3%     84.0%    85.0%

  COMPARABLE TRANSACTIONS ANALYSIS

     Dain Rauscher Wessels conducted a comparable transactions analysis by examining the terms of publicly disclosed acquisitions of businesses and assets related to the exploration and production industry from 1996 through 1999, having transaction enterprise values of less than $500 million. Transaction enterprise value is defined as shares outstanding multiplied by the acquisition price per share plus book value of debt and liquidation value of preferred stock, less excess cash and equivalents. With respect to the significant majority of these transactions, public disclosure regarding acquisition price and target financial results was insufficient to permit Dain Rauscher Wessels to draw conclusions regarding value. Sufficient data did exist with respect to 14 transactions, which Dain Rauscher Wessels considered reasonably comparable to the merger. These transactions are listed below (Acquiror/Target):

     - Santa Fe Energy Resources Inc./Snyder Oil Corp.

     - Pogo Producing Company/Arch Petroleum Inc.

     - Midland Resources, Inc./Vista Resources Partners, L.P.

     - Southern Mineral Corporation/Amerac Energy Corporation

     - Chesapeake Energy Corporation/Hugoton Energy Corp.

     - Titan Exploration, Inc./Carrollton Resources, LLC

     - Belco Oil & Gas Corp./Coda Energy, Inc.

     - Chesapeake Energy Corporation/DLB Oil & Gas, Inc.

     - Louis Dreyfus Natural Gas Corp./American Exploration Company

     - Monterey Resources, Inc./McFarland Energy, Inc.

     - Columbia Natural Resources, Inc./Alamco, Inc.

     - Texas Pacific Group, Inc./Belden & Blake Corporation

     - HS Resources, Inc./Tide West Oil Company

     - National Energy Group, Inc./Alexander Energy Corporation

     Dain Rauscher Wessels compared transaction enterprise value to latest twelve months, or LTM, EBITDA, defined as earnings before interest expense, taxes and depreciation, depletion and amortization for the target companies. In addition, Dain Rauscher Wessels compared adjusted transaction enterprise value, defined as transaction enterprise value less book value of non-oil and gas assets and undeveloped acreage, valued at $50.00 per domestic onshore acre, $100.00 per domestic offshore acre and $25.00 per international acre, to proved reserve volume and the standardized measure of discounted cash flow value for the target companies. The mean and median results for the comparable transactions are compared to the implied transaction multiples of Prize below. "NA" in the Prize column indicates that data is not available due to a lack of operating history for Prize.

                                                                COMPARABLE
                                                               TRANSACTIONS
                                                              --------------
                                                              MEAN    MEDIAN   PRIZE
                                                              -----   ------   ------
ADJUSTED TRANSACTION ENTERPRISE VALUE TO:
Proved Reserve Volume (MMBOE)...............................  $5.26   $5.64    $ 4.28
Standardized Measure of Discounted Cash Flow Value..........   96.4%   89.4%    103.6%
TRANSACTION ENTERPRISE VALUE TO:
LTM EBITDA..................................................    8.3x    8.2x       NA

DAIN RAUSCHER WESSELS' ENGAGEMENT AGREEMENT

     Dain Rauscher Wessels was retained to render the Dain Rauscher Wessels opinion on the basis of its experience with mergers and acquisitions in the energy industry in general, and on the basis of its experience with companies in the exploration and production sector of the energy industry. Dain Rauscher Wessels is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Dain Rauscher Wessels and its affiliates may actively trade the equity securities of Vista for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in the securities.

     Under the terms of the engagement agreement between the Vista special committee and Dain Rauscher Wessels, Vista paid Dain Rauscher Wessels a fee of $50,000 upon the execution of the engagement agreement and $125,000 upon the initial delivery of the Dain Rauscher Wessels opinion to the Vista special committee and the Vista board. Vista has agreed to reimburse Dain Rauscher Wessels for its out-of-pocket expenses not to exceed $25,000, and to indemnify Dain Rauscher Wessels and its controlling persons against liabilities and expenses relating to or arising out of the consummation of the merger, including liabilities under federal securities laws. To the extent that the indemnification includes liabilities arising under federal securities laws, it may not be enforceable as it may be determined to be against public policy. No portion of Dain Rauscher Wessels' fee was contingent upon the closing of the merger or whether Dain Rauscher Wessels rendered a favorable opinion with respect to the proposed merger. The terms of Dain Rauscher Wessels' engagement agreement with the Vista special committee, which are customary for transactions of this nature, were negotiated at arm's length between the Vista special committee and Dain Rauscher Wessels, and the Vista board was aware of these terms at the time of its approval of the merger agreement.

THE REVERSE STOCK SPLIT OF VISTA COMMON STOCK

     REASONS FOR THE REVERSE STOCK SPLIT. Many investors look upon low priced stock as unduly speculative in nature and, as a matter of policy, avoid investment in these stocks. Investors may believe that low stock prices reflect companies that are of low quality or poor performers. Accordingly, the Vista board believes that the current per share price of the Vista common stock may reduce the effective marketability of the shares because of the reluctance of many leading brokerage firms to recommend low priced stocks to their clients. Brokerage firm policies and practices tend to discourage individual brokers from dealing in low priced stocks for various reasons, including the perception that those stocks are unduly speculative. Some of those policies and practices pertain to the payment of brokers' commissions and to time-consuming procedures that function to make the handling of low priced stocks unattractive to brokers from an economic standpoint. Additionally, many institutional investors have policies prohibiting them from holding low priced stock in their own portfolios. In addition, the structure of trading commissions tends to have an adverse impact upon holders of low priced stock because the brokerage commission on a purchase or sale of low priced stock generally represents a higher percentage of the sales price than the commission on higher priced stocks. Moreover, the analysts at many brokerage firms will not monitor the trading activity of lower priced stocks.

     The Vista board believes that the reverse stock split should result in a stock price of seven times the current price range, putting the New Prize common stock in a price range that will enhance its marketability to the financial community and investing public and will mitigate any reluctance on the part of brokers and investors to trade in the New Prize common stock.

     Dissenting Vista stockholders have no appraisal rights under Delaware law or under the Vista certificate of incorporation or bylaws in connection with the one-for-seven reverse stock split.

     EFFECTIVENESS OF THE REVERSE STOCK SPLIT. If the Vista stockholders approve and adopt the merger agreement, the one-for-seven reverse stock split would become effective when Vista files its amended and restated certificate of incorporation with the Secretary of State of Delaware, which is anticipated to occur as soon as practicable following the Vista special meeting. Even if the reverse stock split is approved by the Vista stockholders, it is within the discretion of the Vista board not to carry out the reverse stock split. Upon the filing of the Vista amended and restated certificate of incorporation, all of the Vista common stock will evidence the effect of the one-for-seven reverse stock split. No fractional shares will be issued in the reverse stock split. In lieu of any fractional shares, each Vista stockholder who is entitled to a fractional share of New Prize common stock will instead receive an amount of cash, without interest, determined by multiplying:

     - the fractional interest to which the Vista stockholder would otherwise be entitled, after taking into account all shares of Vista common stock then held by the stockholder; and

     - the average of the closing prices of Vista common stock on the American Stock Exchange for the five successive trading days immediately preceding the date on which the merger closes.

     EFFECTS OF THE REVERSE STOCK SPLIT. If the Vista stockholders approve and adopt the merger agreement, the principal effect of the one-for-seven reverse stock split will be to decrease the number of outstanding shares of Vista common stock from 16,367,328 to approximately 2,338,189 shares of New Prize common stock, based on share information as of the Vista record date. The reverse stock split would not affect the proportionate equity interest in New Prize of any holder of Vista common stock, except as may result from the provisions for the elimination of fractional shares, as described below. In addition, the New Prize board will take appropriate action to adjust proportionately the number of shares of New Prize common stock issuable upon exercise of outstanding warrants, options and other convertible securities, and to adjust the related exercise and conversion prices, to reflect the reverse stock split. The reverse stock split will not affect the registration of the New Prize common stock under the Securities Exchange Act of 1934 or the listing of the New Prize common stock on the American Stock Exchange. The relative rights and preferences of the New Prize common stock will be identical to the relative rights and preferences of the Vista common stock.

     The reverse stock split may leave some Vista stockholders with one or more "odd lots" of New Prize common stock, which means stock in amounts of less than 100 shares. These odd lots may be more difficult to sell or require greater transaction costs per share to sell, than shares in even multiples of 100.

     Each Vista stockholder's percentage ownership of the New Prize common stock will not be altered except for the effect of the elimination of fractional shares. Vista estimates that it will cost less than $8,000 to pay for fractional shares. While the authorized common stock of New Prize will remain unchanged from that of Vista, the reverse stock split will greatly reduce the number of shares of New Prize common stock outstanding from the number of shares of Vista common stock currently outstanding, and the overall effect will be an increase in authorized but unissued shares of New Prize common stock as a result of the reverse stock split. Vista has authorized, and New Prize will continue to have after the reverse stock split, authorized capital consisting of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock.

     As of the Vista record date, Vista had 33,626,371 shares of authorized but unissued common stock, 6,300 shares of issued common stock held in treasury, and 10,000,000 shares of authorized but unissued preferred stock. As a result of the reverse stock split and the merger, assuming the merger closes on January 28, 2000, New Prize will have approximately 35,385,415 shares of authorized but unissued common stock, 900 shares of issued common stock held in treasury, and 6,020,628 shares of authorized but unissued convertible preferred stock. Those shares may be issued by the New Prize board in its discretion. Any future issuance will have the effect of diluting the percentage of stock ownership and voting rights of all the holders of New Prize common stock, including the present holders of Vista common stock.

     EXCHANGE OF VISTA STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES. If the Vista stockholders approve and adopt the merger agreement, Vista stockholders will be required to exchange their stock certificates for new certificates representing the shares of New Prize common stock and which will evidence the effect of the one-for-seven reverse stock split. Vista stockholders of record on the date that the merger closes will be furnished the necessary materials and instructions for the surrender and exchange of share certificates at the appropriate time by New Prize's transfer agent, American Stock Transfer & Trust Company. Vista stockholders will not have to pay a transfer fee or other fee in connection with the exchange of certificates. Vista stockholders should not submit any certificates until requested to do so.

     As soon as practicable after the date that the merger closes, New Prize will request all Vista stockholders to return their stock certificates representing issued shares of Vista common stock outstanding on the date that the merger closes in exchange for certificates representing the number of whole shares of New Prize common stock after giving effect to the reverse stock split. Each Vista stockholder will receive a letter of transmittal from American Stock Transfer & Trust Company containing instructions on how to exchange certificates. VISTA STOCKHOLDERS SHOULD NOT SUBMIT THEIR OLD CERTIFICATES TO THE TRANSFER AGENT UNTIL THEY RECEIVE THESE INSTRUCTIONS. In order to receive certificates representing shares of New Prize common stock, Vista stockholders must surrender their Vista common stock certificates according to the transfer agent's instructions, together with the properly executed and completed letter of transmittal and evidence of ownership of the shares that New Prize may require.

     Beginning with the date on which the merger closes, each certificate representing shares of Vista common stock, until surrendered and exchanged as described above, will be deemed for all corporate purposes to evidence ownership of the whole number of shares of New Prize common stock after giving effect to the one-for-seven reverse stock split.

     No fractional shares of New Prize common stock will be issued as a result of the reverse stock split. Instead of receiving fractional shares, Vista stockholders who hold a number of shares not evenly divisible by seven immediately prior to the date that the merger closes will be entitled to receive cash for any fractional share as described above.

     Any Vista stockholder whose certificate for Vista common stock has been lost, destroyed or stolen will be entitled to issuance of a certificate representing the shares of New Prize common stock after giving effect to the one-for-seven reverse stock split upon compliance with the requirements of New Prize and the transfer agent.

INTERESTS OF VISTA DIRECTORS AND OFFICERS AND SIGNIFICANT STOCKHOLDERS OF VISTA AND PRIZE

     TERMINATION AND CONSULTING AGREEMENTS. In connection with the merger, Vista has entered into termination and consulting agreements with each of C. Randall Hill, Vista's chairman and chief executive officer, Steven D. Gray, Vista's president, and R. Cory Richards, Vista's executive vice president. Under these agreements, each executive officer will be entitled to receive a cash severance payment in the amount of $333,333 following completion of the merger and, as may be requested by New Prize, will provide consulting services to New Prize at a monthly compensation equal to their respective current monthly compensation. Each of Messrs. Hill and Gray currently receives monthly compensation of $13,750. Mr. Richards currently receives monthly compensation of $11,459. The consulting services may be terminated at any time by New Prize and in no event will the consulting services extend beyond February 28, 2000.

     AMENDMENT TO CONFIDENTIALITY AND NON-COMPETE AGREEMENTS. In connection with the merger, Vista has amended its confidentiality and non-compete agreements with each of C. Randall Hill and Steven D. Gray to terminate the non-competition provisions of those agreements, effective upon completion of the merger.

     NATURAL GAS PARTNERS' EQUITY OWNERSHIP IN NEW PRIZE. Each of David R. Albin, John S. Foster and Kenneth A. Hersh, who serve as directors of Vista, are principal managers of, and own interests in, Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P., which entities own a majority of the outstanding shares of Vista common stock. In addition, each of Messrs. Albin and Hersh, who serve as directors of Prize, are principal managers of, and own interests in, Natural Gas Partners V, L.P., which owns a majority of the outstanding shares of Prize common stock. Assuming the merger closes on January 28, 2000, Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. and Natural Gas Partners V, L.P. will own, collectively, assuming conversion of the New Prize convertible preferred stock, approximately 58% of the outstanding shares of common stock of New Prize.

     PIONEER'S EQUITY OWNERSHIP IN NEW PRIZE. Each of Scott D. Sheffield and Mark L. Withrow, who serve as directors of Prize, are executive officers of Pioneer Natural Resources USA, Inc., which owns all of the outstanding shares of Prize convertible preferred stock. Assuming the merger closes on January 28, 2000, and conversion of the New Prize convertible preferred stock to New Prize common stock, Pioneer will own approximately 27% of the outstanding shares of common stock of New Prize.

OTHER AGREEMENTS

     REGISTRATION RIGHTS AGREEMENT. The merger agreement provides that, at the effective time of the merger, Vista and Prize will enter into a registration rights agreement with all holders of shares of Prize common stock and Prize convertible preferred stock and various holders of Vista common stock and Vista warrants.

     The registration rights granted under the registration rights agreement entitle the parties to numerous demand, piggyback and shelf registration rights. In addition, the registration rights agreement grants Pioneer the right to include registrable securities in the first underwritten offering of New Prize common stock commenced after the merger to the extent of the lesser of:

     - shares with a value of $50 million; or

     - 50% of the total number of shares to be sold in the offering, plus 50% of any over-allotment for that offering.

     The registration rights agreement also contains customary provisions regarding the payment of expenses by New Prize and mutual indemnification agreements between New Prize and the securityholders who are parties to the registration rights agreement for securities law violations.

     AGREEMENT TO VOTE. Concurrently with the execution of the merger agreement, Prize and Pioneer entered into an agreement to vote that requires Pioneer to vote all shares of Prize convertible preferred stock in favor of the merger. The voting agreement terminates upon the earlier of the termination of the merger agreement, the effective time of the merger or April 8, 2000.

     VOTING AND SHAREHOLDERS AGREEMENT. The merger agreement provides that, at the effective time of the merger, the existing voting and shareholders agreement between Prize, Natural Gas Partners V, L.P., Pioneer Natural Resources USA, Inc. and the other stockholders of Prize will be terminated and New Prize will enter into an agreement with the holders of Prize common stock and Prize convertible preferred stock having substantially the same terms and conditions as the prior agreement.

     It is anticipated that, under the terms of the voting and shareholders agreement, the parties to the agreement will have the following rights to nominate and elect directors to the New Prize board:

     - Stockholders who are members of Prize management may designate one member;

     - Natural Gas Partners V, L.P. may designate three members; and

     - Pioneer may designate two members.

However, on the date on which Pioneer no longer owns at least 60% of the shares of New Prize convertible preferred stock initially issued to it in the merger, or the equivalent number of shares of New Prize Common Stock obtained upon conversion, Pioneer shall have the right to nominate and elect one director to the New Prize board and Natural Gas Partners V, L.P. shall have the right to nominate and elect four directors to the New Prize board.

     The provisions of the voting and shareholders agreement described above regarding election of directors terminates as to:

     - any single Prize management member on the first to occur of the termination of that person's employment by New Prize, the death of that person and the date on which that person transfers New Prize securities in violation of the transfer restrictions provided for in the agreement;

     - Pioneer on the date on which Pioneer no longer owns shares of New Prize common stock and shares of New Prize convertible preferred stock, which are convertible into shares of New Prize common stock, that constitute, on an as converted basis, at least 16.7% of the New Prize common stock outstanding; and

     - all parties to the agreement on June 29, 2009.

     JOINT PARTICIPATION AGREEMENT. The merger agreement provides that, at the effective time of the merger, Prize shall assign to New Prize all of its rights and obligations under a joint participation agreement between Prize and Pioneer. Under the joint participation agreement, New Prize will be obligated to notify Pioneer of any opportunity to acquire oil and gas interests or securities of a company that is engaged in the acquisition, exploitation, exploration and development of oil and gas if:

     - the opportunity has been disclosed to the New Prize board of directors;
       and

     - the consideration to be paid by New Prize is at least $50 million.

In addition, New Prize will be obligated to notify Pioneer of any decision by the New Prize board of directors to sell to any unaffiliated third party direct property interests in a New Prize exploration project or equity ownership interests in an entity owned or controlled by Prize that owns an exploration project, in either case, for the purpose of financing the exploration project.

     Under the terms of the joint participation agreement, Pioneer shall have the right to participate, up to 50%, in any acquisition or investment opportunity or exploration project described above.

     The joint participation agreement terminates upon the earlier of the date on which Pioneer no longer owns at least 80% of its shares of New Prize convertible preferred stock, or the equivalent number of common shares obtained upon conversion, and June 29, 2009.

     SEVERANCE BENEFIT PLAN. Under the terms of the merger agreement, after the closing of the merger, New Prize will promptly pay severance payments due under the New Prize severance benefit plan. Under the terms of the severance benefit plan, if New Prize terminates the employment of New Prize employees within six months after the closing of the merger, each employee so terminated shall receive from New Prize one month's salary plus an additional month's salary for each year of service with Vista rounded up to the nearest month.

     New Prize may not terminate the severance benefit plan for six months following the closing of the merger.

     AMENDMENT OF VISTA BYLAWS. Immediately after the closing of the merger, the New Prize board of directors will replace the existing Vista bylaws with bylaws that are substantially the same as the Prize bylaws. The primary difference between the Vista and Prize bylaws is that the Prize bylaws contain special authorization requirements that prohibit Prize from taking specified actions without the approval of at least a majority of all of the directors. In addition, amendment to the special authorization provisions requires approval of 70% of all directors then serving on the board of directors or by the unanimous written consent of all the directors. See "Comparison of Stockholder Rights" on page 105 for a more detailed discussion of the terms of the Prize bylaws.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion summarizes the opinion of Conner & Winters, A Professional Corporation, as to the material U.S. federal income tax consequences of the merger. We have filed this opinion with the Securities and Exchange Commission as an exhibit to the registration statement related to this document. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations under the Code, Internal Revenue Service rulings, and judicial and administrative rulings in effect as of the date of this document, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a stockholder in light of the stockholder's particular circumstances, such as stockholders who are not citizens or residents of the United States, financial institutions, tax-exempt organizations, insurance companies, dealers in securities, stockholders who acquired their Prize common stock by exercising options or similar derivative securities or otherwise as compensation or stockholders who hold their Prize common stock or convertible preferred stock as part of a straddle or conversion transaction. This discussion assumes that Prize stockholders hold their respective shares of Prize common stock and Prize convertible preferred stock as capital assets within the meaning of Section 1221 of the Code.

     It is a condition to the obligation of Prize to complete the merger that Prize receive a legal opinion from its counsel that the merger constitutes a "tax-free" reorganization, within the meaning of Section 368 of the Code, for U.S. federal income tax purposes. That legal opinion will assume the absence of changes in the existing facts and will rely on assumptions, representations and covenants made by Vista, Prize and the Vista subsidiary, including those contained in certificates of officers of Vista, Prize and the Vista subsidiary. If any of those factual assumptions is inaccurate, the tax consequences of the merger could differ from those described here. The opinion regarding the tax consequences of the merger neither binds the IRS nor precludes the IRS from adopting a contrary position. Neither Prize nor Vista intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

     TREATMENT OF PRIZE, VISTA AND THE VISTA SUBSIDIARY. Prize, Vista and the Vista subsidiary will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code, and for federal income tax purposes, none of Prize, Vista or the Vista subsidiary will recognize any gain or loss as a result of the merger.

     TREATMENT OF HOLDERS OF PRIZE COMMON STOCK AND PRIZE CONVERTIBLE PREFERRED STOCK. A Prize stockholder whose Prize common stock is converted into New Prize common stock or whose Prize convertible preferred stock is converted into New Prize convertible preferred stock in the merger generally will not recognize any gain or loss upon the conversion. A Prize stockholder's aggregate tax basis in New Prize common stock or New Prize convertible preferred stock into which the stockholder's Prize common stock or Prize convertible preferred stock is converted in the merger will equal the holder's aggregate tax basis in the Prize common stock or Prize convertible preferred stock, respectively, which is converted. The holding period of the shares of New Prize common stock or New Prize convertible preferred stock into which a Prize stockholder's Prize common stock or Prize convertible preferred stock is converted in the merger will include the holding period of the Prize common stock or Prize convertible preferred stock, respectively, which is converted.

     THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. WE DO NOT INTEND THAT IT BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IN ADDITION, WE DO NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, WE DO NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE YOUR PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES RESULTING FROM THE MERGER, WITH RESPECT TO YOUR INDIVIDUAL CIRCUMSTANCES.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT

     The following discussion summarizes the material federal income tax consequences of the one-for-seven reverse stock split on Vista stockholders and is based upon the Internal Revenue Code of 1986, as amended, the regulations under the Code, Internal Revenue Service rulings, and judicial and administrative rulings in effect as of the date of this document, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a Vista stockholder in light of the stockholder's particular circumstances, such as stockholders who are not citizens or residents of the United States, financial institutions, tax-exempt organizations, insurance companies, dealers in securities, stockholders who acquired their Vista common stock by the exercise of options or similar derivative securities or otherwise as compensation or stockholders who hold their Vista common stock as part of a straddle or conversion transaction. This discussion assumes that Vista stockholders hold their shares of Vista common stock as capital assets within the meaning of Section 1221 of the Code.

     The one-for-seven reverse stock split will qualify as a recapitalization described in Section 386(a)(1)(E) of the Code, and no gain or loss will be recognized by Vista in connection with the reverse stock split. The receipt by a Vista stockholder of shares of New Prize common stock, except to the extent that cash is received in lieu of fractional shares, in the reverse stock split will be a nontaxable transaction for federal income tax purposes. Consequently, except with respect to cash received in lieu of fractional shares of New Prize common stock, a Vista stockholder will not recognize taxable gain or loss with respect to shares of New Prize common stock received as a result of the reverse stock split. In addition, the aggregate tax basis of the stockholder's shares of Vista common stock prior to the reverse stock split, excluding the portion of the basis allocable to fractional shares of New Prize common stock, will carry over as the tax basis of the stockholder's shares of New Prize common stock received as a result of the reverse stock split. Each Vista stockholder will be required to allocate his or her basis in the shares of Vista common stock ratably among the total number of shares of New Prize common stock received as a result of the reverse stock split. The holding period of the shares of New Prize common stock will include the holding period during which the stockholder held the Vista common stock, provided that the Vista common stock is held by the stockholder as a capital asset when the merger is completed.

     The receipt by a Vista stockholder of cash in lieu of a fractional share of New Prize common stock as a result of the reverse stock split will be a taxable transaction for federal income tax purposes. The receipt of cash in lieu of a fractional share of New Prize common stock will generally result in taxable gain or loss to the Vista stockholder measured by the difference between the amount of cash received and the adjusted basis of the fractional share. However, a Vista stockholder should consult his or her tax advisor as to the possibility of dividend treatment upon the receipt of cash in lieu of a fractional share under
Section 302 of the Code. Assuming that the receipt of cash in lieu of a fractional share is not treated as a dividend and that the Vista common stock was held by the stockholder as a capital asset when the merger is completed, any gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss if, when the merger is completed, the Vista stockholder has held the shares of Vista common stock for more than one year.

     The payment of cash in lieu of a fractional share of New Prize common stock to a Vista stockholder, other than exempt persons or entities, will be subject to "backup withholding" for federal income tax purposes, unless specified requirements are met. New Prize or a third-party paying agent, as the case may be, must withhold 31% of the cash paid to that stockholder, unless that stockholder:

     - is a corporation or comes within other exempt categories and, when required, demonstrates this fact; or

     - provides New Prize or the third-party paying agent, as the case may be, with his or her taxpayer identification number and completes a form in which he or she certifies that he or she has not been notified by the Internal Revenue Service that he or she is subject to backup withholding as a result of a failure to report interest and dividends.

The taxpayer identification number of an individual is his or her Social Security number. Any amount paid as backup withholding will be credited against the stockholder's federal income tax liability.

     THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT. WE DO NOT INTEND THAT IT BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT. IN ADDITION, WE DO NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, WE DO NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT. ACCORDINGLY, WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE YOUR PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES RESULTING FROM THE REVERSE STOCK SPLIT, WITH RESPECT TO YOUR INDIVIDUAL CIRCUMSTANCES.

ACCOUNTING TREATMENT

     As a result of the merger, Prize stockholders will own approximately 84% of the common stock of New Prize, assuming conversion of the New Prize convertible preferred stock. Accordingly, the merger will be accounted for as a reverse acquisition, in which Prize is the purchaser of Vista. Therefore, following the merger, the historical financial statements of New Prize will be the historical financial statements of Prize. For a presentation of the anticipated effects of the accounting treatment on the consolidated financial position and results of operations of New Prize after giving effect to the merger, see "Unaudited Pro Forma Combined Condensed Financial Statements" for New Prize.

RIGHTS OF DISSENTING STOCKHOLDERS

     ELIGIBLE STOCKHOLDERS. Prize stockholders are entitled to dissent and be paid cash for the "fair value" of their shares of Prize common or convertible preferred stock. This payment may be more than, the same as, or less than the merger consideration Prize stockholders will receive in the merger. These appraisal rights arise under Section 262 of the Delaware General Corporation Law, or DGCL. Section 262 of the DGCL is reprinted in its entirety as Annex C to this document. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of shares of Prize common stock or convertible preferred stock as to which appraisal rights are asserted. Vista stockholders have no appraisal rights under Delaware law or under Vista's certificate of incorporation or bylaws in connection with the one-for-seven reverse stock split.

     EXERCISING PROCEDURES. The following discussion addresses the material provisions of Section 262 of the DGCL. If you wish to exercise statutory appraisal rights or preserve your right to do so, you should review this discussion and Annex C carefully to comply strictly with the procedures set forth below and in Annex C, or you may lose your appraisal rights.

     If you elect to demand the appraisal of your shares, you must deliver to Prize a written demand for appraisal of your shares of Prize common stock or convertible preferred stock before the vote on the merger is taken at the Prize special meeting. Your demand is in addition to and separate from your proxy or vote against the merger agreement. Voting against, abstaining from voting, or failing to vote on the merger agreement will not constitute a demand for appraisal. If you elect to demand appraisal rights, you will not be granted appraisal rights if you have either voted in favor of, or consented in writing to, the merger agreement, including by granting the proxy solicited by this proxy statement or by returning a signed proxy without specifying a vote against the merger agreement or a direction to abstain from the vote. Additionally, appraisal rights will not be granted if you do not continuously hold your shares of Prize common stock or convertible preferred stock for which you demand appraisal through the effective time of the merger.

     You must fully and correctly sign your demand for appraisal as your name appears on the certificate or certificates representing your shares of Prize common stock or convertible preferred stock. If your shares of Prize common stock or convertible preferred stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the fiduciary must execute the demand. If the shares of Prize common stock or convertible preferred stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, all joint owners must execute the demand. An authorized agent, including an agent for two or more joint owners, may execute your demand for appraisal. However, the agent must identify you as the record owner and expressly disclose the fact that, in exercising the demand, that person is acting as your agent.

     If you elect to exercise your appraisal rights, you must mail or deliver your written demand to the Secretary of Prize at 3500 William D. Tate, Suite 200, Grapevine, Texas 76051. Your written demand for appraisal must specify:

     - your name and mailing address;

     - the number of shares of Prize common stock or convertible preferred stock that you own; and

     - that you are demanding appraisal of your shares.

Within 10 days after the effective time of the merger, New Prize, as the surviving corporation, must provide notice of the effective time to all stockholders who have complied with Section 262 and who have not voted for or consented to the merger agreement.

     FAIR VALUE DETERMINATION. Within 120 days after the effective time of the merger, either New Prize or any stockholder who has complied with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Prize common stock or convertible preferred stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of Prize common stock and convertible preferred stock owned by those stockholders. The Delaware Court of Chancery will determine the fair value of those shares of Prize common stock or convertible preferred stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors including:

     - market value;

     - asset value;

     - dividends;

     - earning prospects;

     - the nature of Prize's enterprise;

     - the discounted cash flows of Prize; and

     - any other factors that the court deems relevant.

The court is required to determine the amount necessary to compensate the stockholder for the loss of the stockholder's interest in Prize as a going concern rather than in a liquidation context.

     If you seek appraisal, you should know that the "fair value" of your shares of Prize common stock or convertible preferred stock determined under Section 262 could be more than, the same as, or less than the merger consideration you will receive in the merger, and that the fairness opinion of Dain Rauscher Wessels is not an opinion as to fair value under Section 262.

     COSTS. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and assessed against the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Prize common stock and convertible preferred stock entitled to appraisal.

     VOTING RIGHTS; DIVIDENDS. If you have demanded appraisal in compliance with
Section 262, you will not, from and after the effective time of the merger, be entitled to:

     - vote for any purpose the shares of Prize common stock or convertible preferred stock subject to your demand; or

     - receive payment of dividends or other distributions on your shares of Prize common stock or convertible preferred stock, except for dividends or distributions payable to stockholders of record at a date prior to the effective time.

     WITHDRAWAL; LOSS OF APPRAISAL RIGHTS. At any time within 60 days after the effective time of the merger, you will have the right to withdraw your demand for appraisal and to accept the terms offered in the merger. After this period, you may withdraw your demand for appraisal only with the consent of New Prize. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders' rights to appraisal will cease, and all holders of shares of Prize common stock or convertible preferred stock will be entitled to receive New Prize common stock or convertible preferred stock as provided for in the merger agreement. Since New Prize has no obligation to file any petition for appraisal, and has no present intention to do so, any dissenting Prize stockholder is advised to file a petition for appraisal on a timely basis. However, no petition timely filed by a Prize stockholder in the Delaware Court of Chancery demanding appraisal will be dismissed without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon any terms that the Delaware Court of Chancery deems just.

FEDERAL SECURITIES LAWS CONSEQUENCES; RESALE RESTRICTIONS

     This document does not cover resales of the New Prize common stock or convertible preferred stock to be received by the stockholders of Prize upon consummation of the merger, and no person is authorized to make any use of this document in connection with those resales.

     Except as noted below, all shares of New Prize common stock received by Prize stockholders in the merger, all shares of New Prize convertible preferred stock received by Prize stockholders in the merger and all shares of New Prize common stock into which the shares of New Prize convertible preferred stock are convertible will be freely transferable. Shares of New Prize common stock received by persons who are deemed to be "affiliates" of Prize as defined under the Securities Act of 1933 may be resold by them only in transactions permitted by the resale provisions of Rule 145 or Rule 144 in the case of persons who become affiliates of New Prize or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Vista, New Prize or Prize generally include individuals or entities that control, are controlled by, or are under common control with, Vista, New Prize or Prize and may include officers and directors of Vista, New Prize or Prize as well as significant stockholders. The merger agreement requires Prize to use its reasonable efforts to cause each of its affiliates to execute a written agreement to the effect that the affiliate will not offer or sell or otherwise dispose of any of the shares of New Prize common stock or convertible preferred stock issued to the affiliate in the merger in violation of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission.

                                     VISTA

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA FOR VISTA

     The following table sets forth selected pro forma financial information for Vista and its predecessor, Vista Resources Partners, L.P., for the year ended December 31, 1998, which statement of income data assumes that Vista completed the acquisitions of IP Petroleum Company, Inc. and Midland Resources, Inc. on January 1, 1998. The following table also sets forth selected financial information for Vista and Vista Resources Partners, L.P. for the nine months ended September 30, 1999 and 1998, for the years ended December 31, 1998, 1997 and 1996, and for the period from inception, September 21, 1995, through December 31, 1995. This financial information was derived from the consolidated financial statements of Vista. This data should be read in conjunction with the consolidated financial statements of Vista and the related notes and "Vista -- Management's Discussion and Analysis of Financial Condition and Results of Operations of Vista."

                                          PRO FORMA         NINE MONTHS ENDED
                                          YEAR ENDED          SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                         DECEMBER 31,   -------------------------   -----------------------------------------
                                             1998          1999          1998           1998           1997          1996
                                         ------------   -----------   -----------   ------------   ------------   -----------
                                         (UNAUDITED)           (UNAUDITED)
REVENUES:
  Oil and gas sales....................  $17,201,844    $12,856,692   $ 5,984,676   $  8,737,056   $  8,874,961   $ 5,537,720
                                         ------------   -----------   -----------   ------------   ------------   -----------
        Total revenues.................   17,201,844     12,856,692     5,984,676      8,737,056      8,874,961     5,537,720
                                         ------------   -----------   -----------   ------------   ------------   -----------
COSTS AND EXPENSES:
  Lease operating......................    8,076,400      4,655,601     2,777,877      4,398,384      3,688,695     2,544,567
  Exploration costs....................      161,301         52,850        25,458         32,077         97,211       273,843
  Depreciation, depletion and
    amortization.......................    6,541,676      3,593,750     1,229,601      3,014,707      2,169,098     1,272,316
  Impairment of oil and gas
    properties.........................   24,849,632             --            --     24,849,632             --            --
  General and administrative...........    2,331,875      1,480,879     1,184,641      1,743,814        987,020       581,048
  Amortization of unit option awards...    4,262,089             --       214,303      4,262,089        315,518            --
                                         ------------   -----------   -----------   ------------   ------------   -----------
        Total costs and expenses.......   46,222,973      9,783,080     5,431,880     38,300,703      7,257,542     4,671,774
                                         ------------   -----------   -----------   ------------   ------------   -----------
  Operating income (loss)..............  (29,021,129)     3,073,612       552,796    (29,563,647)     1,617,419       865,946
  Gain (loss) on sale of property......     (366,246)       147,141      (339,362)      (317,293)       (87,678)      (56,738)
  Interest income......................        5,833          8,172            --          5,833             --            --
  Interest expense.....................   (3,413,423)    (3,047,674)   (1,070,123)    (1,597,350)    (1,048,009)     (476,363)
  Other income, net....................      229,165         50,512        60,907        111,745        115,949        61,437
                                         ------------   -----------   -----------   ------------   ------------   -----------
NET INCOME (LOSS) BEFORE TAXES(1)......  (32,565,800)       231,763      (795,782)   (31,360,712)       597,681       394,282
                                         ------------   -----------   -----------   ------------   ------------   -----------
  Deferred federal income tax expense
    (benefit)..........................   (6,982,132)        81,117            --     (6,560,351)            --            --
  Pro forma benefit (provision) for
    taxes..............................           --             --       278,524             --        211,720       139,284
                                         ------------   -----------   -----------   ------------   ------------   -----------
NET INCOME (LOSS)......................  $(25,583,668)  $   150,646   $  (517,258)  $(24,800,361)  $    385,961   $   254,998
                                         ============   ===========   ===========   ============   ============   ===========
NET INCOME (LOSS) PER SHARE............  $      (1.57)  $       .01   $      (.04)  $      (1.95)  $        .03   $       .02
                                         ============   ===========   ===========   ============   ============   ===========
CASH FLOW DATA:
  EBITDAEX(2)..........................          N/A    $ 6,926,037   $ 1,743,703   $  2,395,143   $  4,227,517   $ 2,415,804
  Cash flows from operating
    activities.........................          N/A      3,047,773       439,525       (655,633)     3,469,638     2,072,649
  Cash flows from investing
    activities.........................          N/A     (4,929,996)   (1,883,563)   (22,256,996)   (12,648,815)   (7,046,720)
  Cash flows from financing
    activities.........................          N/A      1,902,846     1,000,000     22,385,500      9,189,095     5,015,077
  Capital expenditures.................          N/A      5,265,215     2,427,927     22,805,360     13,038,815     7,417,091
  Ratio of earnings to fixed
    charges(3).........................          N/A            1.1x           --             --            1.6x          1.8x
BALANCE SHEET DATA (end of period):....
  Working capital......................          N/A    $  (227,090)  $    80,627   $   (427,266)  $    421,132   $   613,666
  Property, plant, and equipment,
    net................................          N/A     58,114,797    25,228,259     56,543,988     24,870,766    14,523,202
  Total assets.........................          N/A     63,362,463    27,471,499     59,743,317     27,036,103    16,259,340
  Long-term debt.......................          N/A     52,633,740    18,900,000     50,730,894     17,900,000     8,615,077
  Stockholders' equity.................          N/A      5,519,341     7,115,173      5,368,695      7,696,652     6,783,453

---------------

(1) The pro forma benefit (provision) for taxes is the amount that would have been recorded in the financial statements had Vista been a taxable entity during the relevant period. Vista became a taxable entity in connection with the Midland Resources merger on October 28, 1998.

(2) Vista believes that EBITDAEX may provide additional information about Vista's discretionary cash flow and its ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDAEX is a financial measure commonly used in the oil and gas industry and should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measures of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDAEX excludes some, but not all, items that affect net income and these measures may vary among companies, the EBITDAEX data presented above may not be comparable to similarly titled measures of other companies. EBITDAEX, as used in this document, is calculated by adding depletion, depreciation and amortization, impairment of oil and gas properties and exploration costs to net income before taxes. Exploration costs represent discretionary cost items. Therefore, exploration costs have been added back in order to present a discretionary cash flow for Vista. Discretionary cash flow is cash flow that is available to meet future debt service and other cash requirements.

(3) For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income (loss) before taxes plus fixed charges. Fixed charges consist of interest expense, which includes amortization of deferred loan costs and the portion of rental expense deemed to be interest. Earnings were insufficient to cover fixed charges by $0.8 million and $29.8 million for the nine months ended September 30, 1998 and the year ended December 31, 1998, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VISTA

  THE FORMATION OF VISTA

     Vista is a Delaware corporation whose common stock is listed and traded on the American Stock Exchange. The company was formed in May 1998 for the purpose of merging Vista Resources Partners, L.P., a Texas limited partnership, and Midland Resources, Inc., a publicly traded Texas corporation. The merger occurred on October 28, 1998. Vista is an oil and gas exploration and production company with ownership interests in oil and gas properties located principally in the Permian Basin of West Texas and Southeastern New Mexico and the onshore Gulf Coast region of Texas.

     On October 28, 1998, under the terms of an exchange agreement dated June 15, 1998, Vista acquired all of the outstanding limited partnership interests of Vista Resources Partners, L.P., as well as all of the common stock of its general partner, in exchange for common stock of Vista. This conversion was accounted for as a transfer of assets and liabilities between affiliates under common control and resulted in no change in carrying values of these assets and liabilities. The conversion and related transactions were completed immediately prior to the closing of the merger with Midland Resources, Inc.

     In accordance with the provisions of Accounting Principles Board No. 16 Business Combinations, Vista accounted for the merger of Vista Resources Partners and Midland Resources as a purchase by Vista, which was formerly Vista Resources Partners. As a result, the historical financial statements for Vista are those of Vista Resources Partners.

  FINANCIAL PERFORMANCE

     Vista reported a net income or (loss) of $0.2 million, or $0.01 per share, for the nine months ended September 30, 1999, as compared to a net loss of ($0.5) million, or ($0.04) per share, for the same period in 1998. As discussed more fully in "Results of Operations for the Nine Months Ended September 30, 1999 and 1998" below, Vista's financial performance for the nine months ended September 30, 1999, was negatively impacted by the following items:

     - an increase in gross production costs due to the addition of properties acquired in the 1998 acquisitions, which are described below; and

     - an increase in interest expense as a result of the additional indebtedness incurred in respect of the 1998 acquisitions.

     Net cash provided by operating activities was $3.0 million during the nine months ended September 30, 1999, as compared to net cash provided by operating activities of $0.4 million for the same period in 1998. This increase was primarily attributable to increases in production from the properties acquired in the 1998 acquisitions and production increases from Vista's success in its 1998 and 1999 drilling and recompletion program. However, this increase was offset by increased gross production costs and interest expense as a result of the additional properties acquired and indebtedness incurred in respect of the 1998 acquisitions.

     Vista strives to maintain its outstanding indebtedness at a moderate level in order to provide sufficient financial flexibility to fund future opportunities. Vista's total book capitalization at September 30, 1999, was $58.1 million, consisting of total long-term debt of $52.6 million and owners' equity of $5.5 million. Debt as a percentage of total book capitalization was 90% at September 30, 1999, which was essentially the same as at December 31, 1998.

  DRILLING RESULTS

     During the first nine months of 1999, Vista continued its emphasis on development, exploration and production activities, with a primary focus on the exploitation of its current portfolio of drilling locations. During the first nine months of 1999, Vista participated in the drilling and completion of 11 gross development wells and four gross exploration wells. None of these wells were in progress at December 31, 1998. Of the 15 wells drilled during the nine months ended September 30, 1999, 13 were completed successfully, which resulted in an 87% success rate. In addition to the wells completed in the first nine months of 1999, Vista had four wells in progress at September 30, 1999.

  ACQUISITION ACTIVITIES

     1999 Acquisitions. Although various acquisition candidates were evaluated during the first nine months of 1999, no material asset acquisitions were made during that time period.

     On October 8, 1999, Vista and Prize Energy Corp. entered into a definitive agreement to merge the two companies. The transaction will create a mid-sized independent oil and gas company with assets valued in excess of $450 million. The combined company's focused growth strategy is concentrated on the acquisition and exploitation of oil and gas properties in its core operating areas of the Permian Basin of West Texas and Southeastern New Mexico, onshore Gulf Coast area of Texas and Louisiana and the Mid-Continent area of Western Oklahoma and the Texas Panhandle.

     Under the terms and conditions of the merger agreement between Vista and Prize, Prize would become a wholly-owned subsidiary of Vista in exchange for
58.2 million shares of common stock of Vista, with the number of shares being subject to adjustment in order to reflect a proposed reverse stock split, and
27.7 million shares of a to be created series A 6% convertible preferred stock of Vista, with the number of shares being subject to adjustment in order to reflect a proposed reverse stock split. Vista's outstanding warrants will remain outstanding in accordance with their terms. The merger is to be structured as a reorganization for tax purposes. The merger will result in the current holders of common stock of Vista owning approximately 16% of the outstanding common stock of the combined company and the holders of common stock and preferred stock of Prize collectively owning, on a fully converted basis, approximately 84% of the outstanding common stock of the combined company upon completion of the merger.

     The combined company will be headquartered in the Dallas, Texas, area with operating offices in Midland and Victoria, Texas, and Elmore City, Oklahoma. The combined company will have a capital structure consisting of approximately 74.6 million shares of common stock outstanding, with the number of shares being subject to adjustment in order to reflect a proposed reverse stock split, approximately $30 million of convertible preferred securities and approximately $195 million of net long-term debt.

     1998 Acquisitions. On October 28, 1998, the Midland Resources merger between Vista Resources Partners and Midland Resources was completed, resulting in the formation of Vista. As a result of the Midland Resources merger, Midland Resources' security holders acquired 27.3% of the outstanding common stock of Vista and security holders of Vista Resources Partners acquired the remaining 72.7% of the outstanding common stock of Vista. In addition, upon consummation of the Midland Resources merger, the common stock of Vista, the newly merged company, became publicly traded on the American Stock Exchange effective October 29, 1998.

     Effective as of October 1, 1998, Vista acquired working interests ranging from 65% to 85% in a group of oil and gas producing leases from IP Petroleum Company, Inc. and a number of its co-working interest owners. These leases are located primarily in the War-Wink Area of Ward and Winkler Counties, Texas, and the interests were acquired for a purchase price of $19.1 million. The IP Petroleum acquisition closed on December 18, 1998. The Midland Resources merger and the IP Petroleum acquisition are sometimes collectively referred to in this document as the 1998 acquisitions.

     1997 Acquisitions. In addition to acquiring various additional small working interests and overriding royalty interests in properties already owned and operated by Vista, Vista closed two significant producing property acquisitions in 1997, which are referred to in this document as the 1997 acquisitions. In May 1997, but effective September 1, 1996, Vista acquired all of the interests of Coastal Oil and Gas Corporation in three producing leases located in the Howard Glasscock Field, Howard County, Texas, for a net purchase price of $1.1 million. The interests acquired were attributable to leases in which Vista already owned interests and were operated by Vista. Effective as of July 1, 1997, Vista closed the acquisition in which it acquired substantially all of the producing oil and gas properties from E.G. Operating, a division of FGL, Inc., for a net purchase price of $6.1 million.

     1996 Acquisitions. In addition to acquiring various additional small working interests in oil and gas properties already owned and operated by Vista, Vista closed two significant producing property acquisitions in 1996, which are referred to in this document as the 1996 acquisitions. Effective as of June 1, 1996, Vista acquired a 100% working interest in two producing leases, consisting of 14 wells, located in the Sharon Ridge field, Scurry County, Texas, for a net purchase price of $0.5 million. Effective as of July 1, 1996, Vista acquired producing oil and gas properties from Merit Energy Company and its partnership affiliates for a net purchase price of $4.1 million. All of Vista's 1996 acquisitions were funded through a combination of proceeds from long-term borrowings and cash provided by operating activities.

  RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

  Oil and Gas Production.

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 1999          1998
                                                              -----------   ----------
Revenues....................................................  $12,856,692   $5,984,676
Costs and expenses:
  Production costs..........................................    4,655,601    2,777,877
  Depletion, depreciation and amortization..................    3,593,750    1,229,601
  Exploration costs.........................................       52,850       25,458
                                                              -----------   ----------
          Total costs and expenses..........................    8,302,201    4,032,936
                                                              -----------   ----------
Operating profit (excluding general and administrative
  expenses, interest expense and income taxes)..............  $ 4,554,491   $1,951,740
                                                              ===========   ==========
Production:
  Oil (Bbls)................................................      687,731      342,234
  Gas (Mcf).................................................    2,243,836      701,346
  Total (BOE)...............................................    1,061,704      459,125
Average daily production:
  Oil (Bbls)................................................        2,519        1,254
  Gas (Mcf).................................................        8,219        2,569
                                                              -----------   ----------
          Total (BOE).......................................        3,889        1,682
Average oil price (per Bbl).................................  $     12.84   $    13.50
Average gas price (per Mcf).................................  $      1.80   $     1.94
Costs (per BOE):
  Lease operating expense...................................  $      3.66   $     5.03
  Production taxes..........................................  $       .73   $     1.02
                                                              -----------   ----------
          Total production costs............................  $      4.39   $     6.05
  Depletion, depreciation and amortization..................  $      3.38   $     2.68

     Oil and Gas Revenues. Revenues from oil and gas operations totaled $12.9 million for the nine months ended September 30, 1999, compared to $6.0 million for the same period in 1998, representing an increase of 115%. The increase is primarily attributable to the 1998 acquisitions and increases in production due to Vista's successful exploitation activities in 1998 and 1999, offset by decreased average prices being received for the nine-month period for both oil and gas production, as a result of the oil and gas price hedges Vista had in place during the first nine months of 1999. The average oil price received, inclusive of hedging activities, for the nine months ended September 30, 1999, was $12.84, compared to $13.50 for the nine months ended September 30, 1998. The average gas price received, inclusive of hedging activities, was $1.80 for the nine months ended September 30, 1999, compared to $1.94 for the same period in 1998.

     Average daily oil production increased 101% to 2,519 Bbls for the first nine months of 1999 from 1,254 Bbls for the same period of 1998; and average daily gas production increased 220% to 8,219 Mcf from 2,569 Mcf for the same period. Approximately 51% of this period to period increase in oil and gas production is attributable to properties acquired in the 1998 acquisitions and 49% is attributable to existing properties.

     Significant production increases were made in late 1998 and early 1999 by drilling the Simon Littman #2 well in Andrews County, Texas, resulting in initial production of 100 barrels per day, the re-entry of the Peters #3 well in Jackson County, Texas, resulting in initial production of 70 barrels per day, and the recompletion of the Webb #1X well in Yoakum County, Texas, resulting in initial production of 150 barrels per day. In 1999, successful recompletions were also made in the Warwink field, including the University 7-2 well and University 45-A5 wells among others.

     Production Costs. Total production costs on an aggregate basis increased substantially in the nine months ended September 30, 1999 as compared to the nine months ended September 30, 1998, primarily because Vista acquired a substantial number of properties from Midland Resources, Inc. as a result of the merger with Midland in October 1998. Vista acquired another large group of properties from IP Petroleum Company, Inc. in December 1998. See
"Vista -- Management's Discussion and Analysis of Financial Condition and Results of Operations of Vista -- Acquisition Activities -- 1998 Acquisitions." However, total production costs, inclusive of all lease operating expenses and production taxes per BOE, decreased 28% to $4.39 during the nine months ended September 30, 1999, as compared to production costs per BOE of $6.05 during the same period of 1998. These reductions are primarily due to Vista's continued and concentrated efforts to evaluate and reduce all operating costs and the addition of higher margin properties acquired by Vista in the 1998 acquisitions.

     Exploration Costs. Exploration costs, which include abandonments, dry hole costs, and geological and geophysical costs, were $52,850 during the first nine months of 1999, as compared to $25,458 during the same period in 1998 because Vista incurred additional costs relating to consulting geologists who were reviewing potential prospects during the first nine months of 1999.

     General and Administrative Expense. General and administrative expense was $1.5 million for the nine months ended September 30, 1999, as compared to $1.2 million for the same period ended September 30, 1998, representing an increase of 25% for the same period. This increase was primarily due to the costs associated with the hiring of additional employees in late 1998 and early 1999 as Vista's business has grown and due to Vista becoming a publicly traded company in late 1998. However, on a BOE basis, Vista's general and administrative expense was $1.40 per BOE for the nine months ended September 30, 1999, compared to $2.58 per BOE for the nine months ended September 30, 1998.

     Interest Expense. Interest expense was $3.0 million and $1.1 million for the nine months ended September 30, 1999 and 1998, respectively. This increase is primarily due to additional borrowings made in connection with the 1998 acquisitions.

     Depletion, Depreciation and Amortization Expense. Depletion, depreciation and amortization expense per BOE increased to $3.38 during the nine months ended September 30, 1999, as compared to $2.68 during the same period in 1998. The increase in depletion, depreciation and amortization expense per BOE is primarily related to the additional properties acquired in the 1998 acquisitions.

  RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

  Oil and Gas Production.

                                                      1998         1997         1996
                                                   ----------   ----------   ----------
Revenues.........................................  $8,737,056   $8,874,961   $5,537,720
Costs and expenses:
  Production costs...............................   4,398,384    3,688,695    2,544,567
  Depletion, depreciation and amortization.......   3,014,707    2,169,098    1,272,316
  Exploration costs..............................      32,077       97,211      273,843
                                                   ----------   ----------   ----------
          Total costs and expenses...............   7,445,168    5,955,004    4,090,726
                                                   ----------   ----------   ----------
Operating profit (excluding general and
  administrative expenses, interest expense and
  income taxes)..................................  $1,291,888   $2,919,957   $1,446,994
                                                   ==========   ==========   ==========
Production:
  Oil (Bbls).....................................     529,426      403,812      253,321
  Gas (Mcf)......................................   1,250,490      784,298      458,278
          Total (BOE)............................     737,841      534,528      329,701
Average daily production:
  Oil (Bbls).....................................       1,450        1,107          693
  Gas (Mcf)......................................       3,426        2,148        1,255
                                                   ----------   ----------   ----------
          Total (BOE)............................       2,021        1,465          902
Average oil price (including hedging effects)
  (per Bbl)......................................  $    12.25   $    17.63   $    18.04
Average gas price (including hedging effects)
  (per Mcf)......................................  $     1.80   $     2.22   $     2.19
Costs (per BOE):
  Lease operating expense........................  $     5.24   $     5.62   $     6.35
  Production taxes...............................  $      .72   $     1.28   $     1.37
                                                   ----------   ----------   ----------
          Total production costs.................  $     5.96   $     6.90   $     7.72
  Depletion, depreciation and amortization.......  $     4.09   $     4.06   $     3.86

     Comparison of 1998 Results to 1997. Vista reported a net loss of $24.8 million for 1998, as compared to net income of $0.4 million for the year ended December 31, 1997. As discussed more fully below, Vista's financial performance for the year ended December 31, 1998 was negatively impacted by the following items:

     - significant reduction in the prices received for oil and gas sales of 31% and 19%, respectively, from 1997 levels;

     - significant impairment of its oil and gas properties, resulting from historically low oil and gas prices at year end, together with the effects of purchase accounting rules applied to the Midland Resources merger, which required Vista to book the Midland Resources oil and gas assets at $37.0 million, then subsequently write down such assets to $14.8 million at year end;

     - the compensation expense associated with the option plan;

     - an increase in gross production costs due to the addition of properties acquired in 1997 and 1998 from E.G. Operating, a division of FGL, Inc., Midland Resources, Inc. and IP Petroleum Company, Inc.; and

     - an increase in interest expense as a result of the additional indebtedness incurred in respect of the acquisition of properties from E.G. Operating and IP Petroleum and the Midland Resources merger.

     Net cash used in operating activities was $0.7 million for the year ended December 31, 1998, as compared to net cash provided by operating activities of $3.5 million for the same period in 1997. This decrease was primarily attributable to significantly lower commodity prices for oil and gas and increased production costs and interest expense as a result of the additional properties acquired and indebtedness incurred in respect of the acquisition of properties from E.G. Operating and IP Petroleum and the Midland Resources merger.

     For the year ended December 31, 1998, Vista's oil and gas revenues, including the effects of hedging activities, decreased to $8.7 million from $8.9 million in 1997, representing a decrease of 2% from the prior year. This decrease was attributable to the significant reduction in oil and gas prices received offset by increases in production of both oil and gas.

     During 1998, Vista produced 529 MBbls of oil and 1,250 MMcf of gas, which collectively consists of 738 MBOE and represents increases of 31% and 59%, respectively, over 1997. The production increases resulted primarily from the 1998 acquisitions, as well as Vista's successful drilling and exploitation activities. The average daily production of oil and gas was 1,450 BOPD and 3,426 Mcfd, representing increases of 31% and 59%, respectively, over 1997. Production increases from 1997 to 1998 are attributable approximately 13% to properties acquired in acquisitions and 87% to existing properties.

     Average oil prices decreased significantly from $17.63 per barrel in 1997 to $12.25 per barrel in 1998. Average natural gas prices decreased from $2.22 per Mcf in 1997 to $1.80 per Mcf in 1998. The average oil price includes hedging gains in 1998 of $0.8 million or $1.64 per barrel. The average natural gas price includes hedging gains in 1998 of $0.1 million or $0.07 per Mcf.

     Oil and gas production costs, including production and ad valorem taxes, increased to $4.4 million, or $5.96 per BOE, for the year ended December 31, 1998, compared to $3.7 million, or $6.90 per BOE, in 1997. The increase in oil and gas production costs was primarily attributable to the properties acquired in the 1998 acquisitions and having a full year of production costs related to the 1997 acquisitions.

     Exploration and abandonment costs decreased from $0.1 million in 1997 to $32,077 in 1998, resulting from Vista's drilling of no dry holes in 1998, and a decreased write-down of expired acreage.

     General and administrative expenses, net of third party reimbursements, for 1998 totaled $1.7 million, or $2.36 per BOE, a 77% increase from 1997. The increase resulted primarily from the 1998 acquisitions, which resulted in the hiring of additional personnel to handle Vista's expanded operations.

     Depletion, depreciation and amortization expense for 1998 totaled $3.0 million, or $4.09 per BOE, an increase of $0.8 million, or 39%, from 1997. This increase relates to a full year of depletion relating to production attributable to the 1997 acquisitions and depletion relating to production attributable to the 1998 acquisitions.

     Impairment of oil and gas properties for 1998 totaled $24.8 million. The impairment was the result of applying Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In applying this statement, Vista determined that the estimated future net cash flows, undiscounted and without interest charges, expected to result from the use of these assets was less than the carrying amount, or book value, of these assets and, accordingly, recorded an impairment based on the fair value of the assets. In 1998, the impairment primarily resulted from substantially lower oil and natural gas prices at year end coupled with the effects of applying the purchase accounting method to the properties acquired in the Midland Resources merger. Under purchase accounting rules, Vista recorded the oil and gas assets acquired in the Midland Resources merger at the purchase price of $37.0 million, then subsequently recognized an impairment on those assets of $22.2 million at December 31, 1998 due to the significant drop in oil and gas prices from May 1998, when the Midland Resources merger was announced, until December 1998. Accordingly, the impairment associated with the properties acquired in the Midland Resources merger accounted for 90% of the total impairment recognized by Vista in 1998. The remaining $2.6 million impairment in 1998 was related to several operated fields in the Permian Basin and was the result of the substantial reduction of oil and gas prices. Vista recognized no impairment in 1997.

     Vista estimated its future net cash flows for the impairment test using an initial reference price of $14 per Bbl for oil (WTI) and $2.00 per Mcf for gas (Henry Hub) for 1999. Prices were then escalated until 2002 when they were held flat for the remainder of the economic lives of the properties. These prices were higher than the year-end prices which are required to be used for the SFAS No. 69 disclosures in Vista's financial statements. In estimating the future net revenues, Vista assumed future oil and gas prices would return to more historical levels over a period of time. Due to the volatility of oil and gas prices, it is possible that Vista's assumptions regarding oil and gas prices may change in the future. Vista used only proved reserves in estimating its expected future cash flows for the impairment test.

     Interest expense was $1.6 million in 1998, compared to $1.0 million in 1997, an increase of 52%. Interest expense was primarily attributable to increased debt levels relating to the financing of the 1997 and 1998 acquisitions.

     Comparison of 1997 Results to 1996. For the year ended December 31, 1997, Vista's oil and gas revenues, including the effects of hedging activities, increased to $8.9 million from $5.5 million in 1996, representing an increase of 62% from the prior year. The revenue increase was due to additional production from the 1997 acquisitions, as well as Vista's successful drilling and exploitation activities.

     During 1997, Vista produced 404 MBbls and 784 MMcf of gas, which is 535 MBOE, representing increases of 59% and 71%, respectively, over 1996. The production increases resulted primarily from the 1997 acquisitions, as well as Vista's successful drilling and exploitation activities. The average daily production of oil and gas was 1,107 BOPD and 2,148 Mcfd representing increases of 60% and 71%, respectively, over 1996. Production increases from 1996 to 1997 are attributable approximately 70% to properties acquired in acquisitions and 30% to existing properties.

     Average oil prices decreased from $18.04 per barrel in 1996 to $17.63 per barrel in 1997. Average natural gas prices increased slightly from $2.19 per Mcf in 1996 to $2.22 per Mcf in 1997. The average oil price includes hedging losses in 1997 of $0.2 million, or $0.50 per barrel. No natural gas price hedges were in place in 1996.

     Oil and gas production costs, including production and ad valorem taxes, increased to $3.7 million, or $6.90 per BOE, for the year ended December 31, 1997, compared to $2.5 million, or $7.72 per BOE, in 1996. The increase in oil and gas productions costs was primarily attributable to the properties acquired in the 1997 acquisitions.

     Exploration and abandonment costs decreased from $0.3 million in 1996 to $0.1 million in 1997. The reduced costs were the result of less dry hole costs and a decreased write-down of expired acreage.

     General and administrative expenses, net of third party reimbursements, for 1997 totaled $1.0 million, or $1.85 per BOE, a 70% increase from 1996. The increase resulted primarily because of the 1997 acquisitions, which resulted in the hiring of additional personnel to handle Vista's expanded operations.

     Depletion, depreciation and amortization expense for 1997 totaled $2.2 million, or $4.06 per BOE, an increase of $0.9 million or 69% from 1996. This increase relates to a full year of depletion relating to production for the 1996 acquisitions and depletion related to the 1997 acquisitions.

     Vista recognized no impairment charges for either 1997 or 1996.

     Interest expense was $1.0 million in 1997, compared to $0.5 million in 1996, an increase of 100%. The increase in interest expense was primarily attributable to increased debt levels relating to the financing of the 1997 acquisitions.

  CAPITAL COMMITMENTS, CAPITAL RESOURCES AND LIQUIDITY

     Capital Commitments. Vista's primary needs for cash are for acquisitions, development and exploration of oil and gas properties, repayment of principal and interest on outstanding indebtedness and working capital obligations. Vista's cash expenditures during the first nine months of 1999 for additions to oil and gas properties totaled $5.3 million. This amount includes $1.0 million for the acquisition of properties and $4.3 million for development and exploratory drilling.

     Vista's 1999 capital expenditure drilling budget has been approved at an amount up to $11.1 million. Under this budget, $9.3 million has been allocated to exploitation and development activities and $1.8 million to exploration activities. Vista does not budget for oil and gas property acquisitions as they are made on a case by case basis as opportunities arise. The 1999 budget reflects Vista's plans to drill and/or recomplete approximately 25 oil and gas wells in 1999. Vista currently expects to fund its 1999 capital expenditure budget primarily with internally generated cash flow, borrowings under its bank credit facility and proceeds from the sale of non-strategic assets.

     Capital Resources. Vista's primary capital resources are net cash provided by operating activities, borrowings under its bank credit facility and proceeds from the sale of non-strategic assets.

     Financing Activities. As of September 30, 1999, $52.6 million was outstanding under a $100 million revolving credit agreement dated December 18, 1998, and accompanying note with BankBoston subject to a borrowing base which is redetermined on a semi-annual basis. The borrowing base at September 30, 1999, was $55.0 million. The next scheduled borrowing base redetermination is scheduled for February 28, 2000. Borrowings under the credit facility are to be used for the acquisition and development of oil and gas properties and for other company purposes.

     Vista has two options with respect to interest rate elections on borrowings under the credit facility. Vista may either elect an interest rate equal to:

     - the alternate base rate plus the applicable margin, which is called the prime basis; or

     - a Eurodollar rate, which is the London Interbank Offered Rate, plus the applicable margin, which is called the LIBOR basis.

The applicable margin, as defined in the credit facility, will be adjusted for borrowing base usage. The LIBOR basis option provides for one-, two-, three-, six- and twelve-month interest periods. At September 30, 1999, the effective interest rate on the amount outstanding was 7.59%.

     Unless otherwise extended by BankBoston, the credit facility converts to a three-year fully amortizing term loan at December 15, 2001.

     The obligations of Vista under the credit facility are secured by a first lien deed of trust on Vista's interests in specific oil and gas properties.

     The credit facility contains two financial covenants including a minimum current ratio, including available borrowings, of 1:1 and an interest coverage to EBITDA test consisting of 2.0 to 1.0 for the four-fiscal quarter period ending December 31, 1998; 2.25 to 1.0 for the four-fiscal quarter period ending March 31, 1999; and 2.5 to 1.0 for each subsequent four-fiscal quarter period. Vista is in compliance with its credit facility covenants including its two financial covenants. As calculated under the terms of the credit facility, Vista's minimum current ratio at September 30, 1999 was 1.44 to 1.0 and Vista's interest coverage ratio at September 30, 1999 was 3.53 to 1.0. The credit facility also includes covenants which, among other things, restrict the incurrence of additional indebtedness and the sale or acquisition of oil and gas properties above stated levels without the consent of the lender. Failure to comply with Vista's covenants under its credit facility could result in an event of default under the credit facility. This would permit Vista's lenders to exercise their remedies under the credit facility, which could include acceleration of the payment of all indebtedness owed under the credit facility to the lenders.

     Effective as of December 23, 1997, Vista entered into an interest rate swap accounted for as a hedge with any realized gains or losses appropriately recorded as interest expense. See Note 7 of Notes to Consolidated Financial Statements for further discussion of hedge accounting. The swap consists of a $10 million notional amount of indebtedness at a fixed swap rate of 6.02% three-month LIBOR for Vista. The term of this swap ends on December 23, 1999. Effective as of January 1, 1999, this interest rate swap was assigned to BankBoston. In conjunction with this assignment the terms of the swap were modified to reduce the fixed swap rate from 6.02% to 5.65% and to extend the term of the swap until December 23, 2000, at the option of BankBoston.

     Vista's level of debt affects its business operations in several important ways, including the following:

     - a large portion of Vista's cash flow from operations is used to pay interest on borrowings;

     - covenants contained in Vista's credit facility may affect its flexibility in planning for and reacting to changes in business conditions;

     - covenants contained in Vista's credit facility limit its ability to borrow additional funds or to dispose of assets;

     - Vista's level of debt may impair its ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

     - Vista's leveraged financial position may make it more vulnerable to economic downturns;

     - any debt that Vista incurs under its credit facility will be at variable rates, making it vulnerable to increases in interest rates; and

     - a high level of debt will affect Vista's flexibility in planning for or reacting to changes in market conditions.

     Deferred Tax Asset. Vista believes it is more likely than not that the deferred tax assets are realizable based on the estimated timing of the reversal of the property temporary differences and the scheduled expiration of the net operating loss carryforwards.

Liquidity.

     Cash Flow from Operating Activities: Vista's net cash flow from operations for the nine months ended September 30, 1999 was $3.0 million, compared to $0.4 million for the same period in 1998. The increase was primarily attributable to the properties acquired in the 1998 acquisitions.

     Cash Flow from Investing Activities: Vista's net cash used for investing activities during the nine months ended September 30, 1999 totaled $4.9 million, compared to $1.9 million for the same period in 1998. The increase was primarily attributable to increased capital expenditures for drilling and completion activities due to the additional properties acquired in the 1998 acquisitions.

     Cash Flow from Financing Activities: For the nine months ended September 30, 1999, cash provided by financing activities totaled $1.9 million. Vista borrowed $2.9 million and repaid $1.0 million of debt.

  YEAR 2000 READINESS DISCLOSURE

     "Year 2000," or the ability of computer systems to process dates with years beyond 1999, affects almost all companies and organizations. Computer systems that are not Year 2000 compliant by January 1, 2000 may cause material adverse effects to companies and organizations that rely upon those systems. Continuity of Vista's operations in January 2000 will not only depend upon Year 2000 compliance of Vista's computer systems and computer-controlled equipment, but also compliance of computer systems and computer-controlled equipment of third parties. These third parties include oil and natural gas purchasers and significant service providers such as electric utility companies and natural gas plant, pipeline and gathering system operators.

     Vista is in the process of reviewing its computer systems and computer-controlled field equipment and making the necessary modifications for Year 2000 compliance. Vista has completed modifications and testing of its primary accounting and land computer programs. The remaining computer systems have been inventoried and assessed.

     Based on its review, remediation efforts and the results of testing to date, Vista does not believe that timely modification of its computer systems and computer-controlled equipment for Year 2000 compliance represents a material risk to Vista. Vista estimates that total costs related to Year 2000 compliance efforts will be less than $10,000, of which approximately $3,600 has been incurred and expensed through September 30, 1999.

     Vista has communicated with its material vendors and suppliers to verify that their operations are Year 2000 compliant. Despite efforts to assure that these third parties are Year 2000 compliant, Vista cannot provide assurance that all significant third parties will achieve compliance in a timely manner. A third party's failure to achieve Year 2000 compliance could have a material adverse effect on Vista's operations and cash flow. The most likely "worst case" impacts would be of three months' duration and would be:

     - impairment of Vista's ability to deliver its production to, or receive payment from, third parties gathering and/or purchasing its production from affected facilities;

     - impairment of the ability of third-party suppliers or service companies to provide needed materials or services to Vista's planned or ongoing operations, necessitating deferral or shut-in of exploration, development or production operations;

     - impairment of Vista's ability to receive and process data, which would hinder its ability to conduct development drilling and exploitation activities; and

     - Vista's inability to execute financial transactions with its banks and other third parties whose systems fail or malfunction.

     Vista has developed appropriate contingency plans in the event it becomes aware of potential problems resulting from failure of Vista's or of significant third party computer systems on January 1, 2000. These contingency plans include installing backup computer systems or equipment, temporarily replacing systems or equipment with manual processes, and identifying alternative suppliers, service companies and purchasers.

     The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the inability to ensure readiness of third parties, the Year 2000 compliance issue could have a material adverse impact on Vista's results of operations and financial condition.

  COMMODITY PRICE HEDGING INSTRUMENTS

     The oil and gas prices that Vista reports are based on the actual prices received for the commodities as adjusted for the results of Vista's hedging activities. Since its inception, Vista has entered into commodity derivative contracts, which are called swaps and collars, in order to:

     - reduce the effect of the volatility of price changes on the commodities Vista produces and sells;

     - protect cash flow in order to support Vista's annual capital budgeting and expenditure plans;

     - lock in prices to protect the economics related to capital projects; and

     - protect its borrowing base availability under its credit facility.

     As a result of the last three years of Vista's hedging activities, Vista incurred a loss of approximately $600,000 in 1996, a loss of approximately $200,000 in 1997 and a gain of approximately $900,000 in 1998. In the first nine months of 1999, as oil and gas prices have risen dramatically over 1998 levels, Vista incurred a loss of approximately $1.4 million, which includes an approximate gain of $300,000 in the first quarter of 1999.

     In the tables set forth below, "Transaction Date" is the date on which Vista entered into the hedge. Vista typically enters into "swaps" or "collars." A swap is a fixed-price hedge and a collar is a hedge that has a ceiling price and a floor price. If the particular product price stays in between the ceiling and the floor prices, then no payments are made by either party under a collar. The terms "Put Floor Price" and "Call Ceiling Price" refer to the prices at which Vista has hedged its production and are expressed in the calendar monthly average of daily NYMEX closing prices for Light Sweet Crude Oil or monthly

NYMEX (Henry Hub) closing prices for natural gas. Volumes refer to barrels of crude oil or Mcf of gas, where one Mcf is equivalent to one MMBtu. The "Term" refers to the time period of the hedge.

     Set forth below is the contract amount and material terms of all crude oil hedging instruments held by Vista at September 30, 1999.

TRANSACTION DATE             TYPE TRANSACTION   MONTHLY VOLUME   PUT FLOOR PRICE PER BBL   CALL CEILING PRICE PER BBL
----------------             ----------------   --------------   -----------------------   --------------------------
12-11-98...................         Swap            40,000               $14.20                      $14.20
4-19-99....................       Collar            20,000                15.00                       17.00
4-19-99....................       Collar            40,000                15.00                       16.85

                                                  FAIR VALUE (LOSS)
                                                  AT SEPTEMBER 30,
TRANSACTION DATE                    TERM                1999
----------------             ------------------   -----------------
12-11-98...................  8-1-99 to  6-30-00      $(2,890,724)
4-19-99....................  1-1-00 to  6-30-00         (566,380)
4-19-99....................  7-1-00 to 12-31-00         (735,433)

     Set forth below is the contract amount and material terms of all NYMEX natural gas hedging instruments held by Vista at September 30, 1999.

TRANSACTION DATE            TYPE TRANSACTION   MONTHLY VOLUME   PUT FLOOR PRICE PER MCF   CALL CEILING PRICE PER MCF
----------------            ----------------   --------------   -----------------------   --------------------------
8-20-98...................       Collar            40,000                $2.25                      $2.42
11-12-98..................       Collar            50,000                 2.25                       2.51
8-20-98...................       Collar            40,000                 2.17                       2.55
12-28-98..................         Swap            50,000                 2.01                       2.01
1-12-98...................         Swap           120,000                 2.12                       2.12
2-8-99....................         Swap           120,000                 2.35                       2.35

                                                 FAIR VALUE (LOSS)
                                                 AT SEPTEMBER 30,
TRANSACTION DATE                   TERM                1999
----------------            ------------------   -----------------
8-20-98...................  1-1-99 to 12-31-99       $ (37,620)
11-12-98..................  1-1-99 to 12-31-99         (42,830)
8-20-98...................  1-1-99 to 12-31-99         (39,011)
12-28-98..................  1-1-99 to 12-31-99         (91,400)
1-12-98...................  1-1-00 to 12-31-00        (796,000)
2-8-99....................  1-1-01 to 12-31-01        (328,480)

     Vista also hedges from time to time the basis for its natural gas production which depends upon the location of its gas production. These basis hedges are immaterial to the financial performance of Vista.

  INTEREST RATE SWAP AGREEMENT

     Effective as of December 23, 1997, Vista entered into an interest rate swap accounted for as a hedge with any realized gains or losses appropriately recorded as interest expense. The swap consists of a $10 million notional amount of indebtedness at a fixed swap rate of 6.02% based on the three-month LIBOR for Vista. The term of this swap ends on December 23, 1999. Effective as of January 1, 1999, this interest rate swap was assigned to BankBoston. In conjunction with this assignment, the terms of the swap were modified to reduce the fixed swap rate from 6.02% to 5.65% and to extend the term of the swap until December 23, 2000, at the option of BankBoston.

BUSINESS OF VISTA

  GENERAL

     Vista was incorporated in Delaware in May 1998 for the purpose of consolidating and continuing the activities previously conducted by Vista Resources Partners, L.P., a privately held limited partnership, and Midland Resources, Inc. Vista is an independent energy company engaged in the acquisition, development and exploration of oil and natural gas properties. Vista has experienced significant growth in reserves, production and cash flow by acquiring and exploiting producing properties primarily in the Permian Basin of West Texas, Southeastern New Mexico and the onshore Gulf Coast region of South Texas.

     In 1998, Vista completed two transactions that substantially impacted Vista. On October 28, 1998, Vista completed its merger with Midland Resources, an independent oil and gas corporation engaged in the exploration, acquisition, development and production of oil and gas properties primarily located in the Permian Basin. In connection with the Midland Resources merger, Vista acquired all of the outstanding equity securities of Vista Resources Partners, L.P. and Vista Resources I, Inc., its general partner, in exchange for shares of common stock and warrants of Vista. The acquisition of those equity securities was consummated immediately prior to the closing of the Midland Resources merger. As a result of the acquisition and merger, Midland Resources' security holders acquired 4,470,123 shares, or 27.3%, of the outstanding common stock of Vista while security holders of Vista Resources Partners and Vista Resources I, Inc. acquired 11,903,506 shares, or 72.7%, of the outstanding common stock of Vista and warrants exercisable for 8,563,028 shares of common stock of Vista. Also as a result of the acquisition and merger, Vista's common stock became publicly traded on the American Stock Exchange on October 29, 1998. References to "Vista" include Vista Energy Resources, Inc. and its predecessors and subsidiaries, including Vista Resources Partners, L.P., Vista Resources, Inc., Vista Resources I, Inc. and Midland Resources.

     On December 18, 1998, with an effective date of October 1, 1998, Vista acquired working interests ranging from 65% to 85% in a group of oil and gas producing leases from IP Petroleum Company, Inc. and a number of its co-working interest owners. These leases are located primarily in the War-Wink area of Ward and Winkler Counties, Texas. The interests were acquired for a cash purchase price of $19.1 million. The Midland Resources merger and the IP Petroleum acquisition are called the 1998 acquisitions in this document.

     As of September 30, 1999, Vista had estimated net proved reserves of approximately 15 MMBbls of oil and 38 Bcf of natural gas, or an aggregate of 21 MMBOE with a PV-10 value of $153 million. As of September 30, 1999, Vista operated 552 gross oil and gas wells. Vista's operated properties represent approximately 93% of its proved reserve base at September 30, 1999. Vista's emphasis on controlling the operation of its properties enables Vista to better manage expenses, capital allocation and other aspects of development and exploration.

  BUSINESS STRATEGY

     Historically, Vista's goals have been to substantially grow its reserves, production, cash flow and net income per share through:

     - the acquisition of producing properties that provide development and exploratory drilling potential;

     - the exploitation and development of its existing reserve base;

     - the exploration for oil and gas reserves; and

     - the implementation and maintenance of a low operating and overhead cost structure.

     During the first half of 1999 Vista shifted its strategy from an acquisition perspective to finding and evaluating a potential merger candidates within the industry that were larger or significantly larger than Vista. See "The Merger -- Background of the Merger" on page 25.

  CURRENT OPERATING ENVIRONMENT

     Many factors that Vista typically cannot control affect the oil and gas industry. Global supply and demand generally control crude oil prices. After sinking to a five-year low at the end of 1993, oil prices reached their highest levels since the 1990 Persian Gulf War during the fourth quarter of 1996 and January 1997. Crude oil prices ranged from $17 to $20 per barrel during most of 1997, then declined to a $16 per barrel average in December 1997. Crude oil prices continued to decline throughout 1998, dropping to a West Texas Intermediate posted price of $8.00 per barrel in December 1998, the lowest level since 1978. This decline was caused by low demand, as well as the failure of the Organization of Petroleum Exporting Countries, or OPEC, at its November 1998 meeting, to further reduce production quotas. Low demand has been caused by warmer than normal winter temperatures and a slow recovery in Asian economies. Since March 1999, oil prices have increased dramatically to levels ranging from $20 to $26 per barrel as a result of OPEC production cuts and increased demand, including demand from improving Asian economics.

     Natural gas prices are influenced by national and regional supply and demand, which is often dependent upon weather conditions. Natural gas competes with alternative energy sources as a fuel for heating and the generation of electricity. Generally because of colder weather, storage concerns and U.S. economic growth, prices remained relatively high during most of 1996 and 1997, reaching their highest levels since 1985. Gas prices declined, from the $2.80 per Mcf level to approximately $2.30 per Mcf, however, in December 1997, and remained at a low level of approximately $2.00 per Mcf throughout 1998, primarily because the winters of 1997-1998 and 1998-1999 were abnormally mild in the central and eastern United States. Gas prices during 1999 have improved to approximately $2.50 per Mcf, which is relatively high on a historic basis as a result of strong demand and decreased drilling activity in the industry during the prior year.

  MARKETING

     Vista principally sells its oil and natural gas production to pipelines, marketers, refiners and other purchasers with access to natural gas pipeline facilities near its properties and the ability to truck oil to local refineries or oil pipelines. Vista's ability to market its oil and gas depends on many factors beyond its control, including the extent of domestic production and imports of oil and gas, the proximity of Vista's gas production to pipelines, the available capacity in these pipelines, the demand for oil and gas, the effects of weather and the effects of state and federal regulation. Vista cannot assure that it will always be able to market all of its production or obtain favorable prices. Vista does not believe, however, that the loss of any of its oil or gas purchasers would have a material adverse impact on its results of operations or financial condition.

  COMPETITION

     Vista encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of producing properties and oil and gas leases, marketing of oil and gas and obtaining goods, services and resources. Vista's competitors range from individual oil and gas operators to the major oil and gas firms. Since many of the competitors are larger with more human and monetary resources and are sometimes able to pay more for productive oil and gas properties, Vista's ability to acquire additional properties and discover reserves will be dependent upon its ability to evaluate and select suitable properties and to consummate the transactions in a highly competitive market. Alternative fuel sources, including heating oil and other fossil fuels, also present competition. Because of the long-lived nature of Vista's oil and gas reserves and management's expertise in exploiting these reserves, management believes that it is effective in competing in the market.

  ABANDONMENT COSTS

     Vista is responsible for payment of its working interest share of plugging and abandonment costs on its oil and natural gas properties. Based on its experience, Vista anticipates that the ultimate aggregate salvage value of lease and well equipment located on its properties will exceed the costs of abandoning these properties. There can be no assurance, however, that Vista will be successful in avoiding additional expenses in connection with the abandonment of any of its properties. In addition, abandonment costs and their timing may change due to many factors including actual production results, inflation rates and changes in environmental laws and regulations.

  TITLE TO PROPERTIES

     Title to Vista's oil and natural gas properties is subject to royalty, overriding royalty, carried interest and other similar interests and contractual arrangements customary in the oil and natural gas industry, to liens incident to operating agreements and to current taxes not yet due and other comparatively minor encumbrances. As is customary in the oil and natural gas industry, Vista conducts only a perfunctory investigation as to ownership at the time it acquires undeveloped properties believed to be suitable for drilling. Prior to the commencement of drilling on a tract, Vista conducts a detailed title examination and performs curative work with respect to known significant title defects.

  INSURANCE

     The oil and gas industry is subject to many risks, including the risk that no commercially productive reservoirs will be discovered, or if reserves are found, that they will not be in sufficient quantities to be economical for recovery. The costs of drilling, completing and operating wells is often uncertain. Vista's drilling operations may be curtailed, delayed or canceled because of numerous outside factors including title problems, weather conditions, mechanical problems, governmental requirements and shortages or delays in deliveries of equipment and services. Vista has risks inherent in normal oil and gas operations such as fire, natural disasters, explosions, blowouts, cratering, pipeline ruptures and spills, any of which could result in the loss of oil and gas, environmental pollution, personal injury claims and property damage. Any unsuccessful drilling activities or accidents may have an adverse effect on Vista's future results of operations and financial condition.

     Vista maintains insurance against some, but not all, of the risks described above. Vista may elect to self-insure in circumstances in which management believes that the cost of insurance is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on Vista's financial condition and results of operations.

  EMPLOYEES

     As of December 7, 1999, Vista had 32 full-time employees, none of whom is represented by a labor union. Vista believes that it has good relations with its employees.

  OFFICE FACILITIES

     Vista currently leases approximately 10,963 square feet of office space at 550 West Texas Avenue, Suite 700 Midland, Texas. The lease is a typical office lease containing standard and customary lease provisions and runs from January 1, 1997, through August 31, 2002.

     The annual rental payments due under the Midland, Texas, office lease are as follows:

PERIOD                                                       AMOUNT
------                                                      --------
September 1, 1997 -- August 31, 1998......................  $ 50,523
September 1, 1998 -- August 31, 1999......................    71,284
September 1, 1999 -- August 31, 2000......................    86,676
September 1, 2000 -- August 31, 2001......................    86,676
September 1, 2001 -- August 31, 2002......................    86,676
                                                            --------
                                                            $381,835
                                                            ========

Vista also leases office space at 616 F.M. 1960 West, Suite 600, Houston, Texas 77090. Midland Resources previously leased this space. Vista has sublet its space in Houston since it conducts no operations in the Houston area. This lease expires in 2002.

  LITIGATION

     From time to time, Vista and its subsidiaries are involved in lawsuits and governmental proceedings arising in the ordinary course of business. Vista management does not believe that the ultimate resolution of these claims will have a material adverse effect on Vista's financial position or the results of its operations.

  GOVERNMENTAL REGULATION

     General. There have been, and continue to be, numerous federal and state laws and regulations governing the oil and gas industry that are often changed in response to the current political or economic environment. Compliance with this regulatory burden is often difficult and costly and may carry substantial penalties for noncompliance. The following are some specific regulations that may affect Vista. Vista cannot predict the impact of these or future legislative or regulatory initiatives.

     In 1992, the Federal Energy Regulatory Commission, or FERC, issued Order Nos. 636 and 636-A, requiring operators of pipelines to unbundle transportation services from sales services and allow customers to pay for only the services they require, regardless of whether the customer purchases gas from these pipelines or from other suppliers. The United States Court of Appeals upheld the unbundling provisions and other components of FERC's orders, but remanded several issues to FERC for further explanation. On

February 27, 1997, FERC issued Order No. 636-C, addressing the court's concern. Petitions for rehearing on Order No. 636-C were denied on May 28, 1998. FERC's order remains subject to judicial review and may be changed as a result of that review. Although FERC's regulations should generally facilitate the transportation of gas produced from Vista's properties and the direct access to end-user markets, the impact of these regulations on marketing Vista's production or on its gas transportation business cannot be predicted. Vista, however, does not believe that it will be affected any differently than other natural gas producers and marketers with which it competes.

     Federal Regulation of Oil. Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at market prices. Market transportation costs affect net price received from the sale of these products. Vista transports a significant part of its oil production by pipeline. The Energy Policy Act of 1992 required FERC to adopt a simplified ratemaking methodology for interstate oil pipelines. In 1993 and 1994, FERC issued Order Nos. 561 and 561-A, adopting rules that establish new rate methods for these pipelines. Under the new rules, effective January 1, 1995, interstate oil pipelines can change rates based on an inflation index, though other rate mechanisms may be used in specific circumstances. The United States Court of Appeals upheld FERC's orders in 1996. These rules have had little, if any, effect on Vista with respect to the cost of moving oil to market.

     State Regulation. Oil and gas operations are subject to various types of regulation at the state and local levels. This regulation includes requirements for drilling permits, the method of developing new fields, the spacing and operations of wells and waste prevention. The production rate may be regulated and the maximum daily production allowable from oil and gas wells may be established on a market demand or conservation basis. These regulations may limit production by well and the number of wells or locations that can be drilled.

     Vista may become party to agreements relating to the construction or operation of pipeline systems for the transportation of natural gas. To the extent that gas is produced, transported and consumed wholly within one state, operations may, in some instances, be subject to the state's administrative authority charged with regulating pipelines. The rates that can be charged for gas, the transportation of gas and the construction and operation of such pipelines would be subject to the regulations governing such matters. Some states have recently adopted regulations with respect to gathering systems, and other states are considering regulations with respect to gathering systems. New regulations passed have not had a material effect on the operations of Vista's gathering systems, but Vista cannot predict whether any further rules will be adopted or, if adopted, the effect these rules may have on its gathering systems.

     Environmental Matters. Vista's operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. There has been a trend to even stricter standards than are currently in place, and this trend will likely continue. Governmental authorities have the power to enforce compliance with their regulations and violators are subject to fines, injunction or both. Vista is subject to laws including those governing the disposal of hazardous waste, spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters and the discharge of produced waters into navigable waters.

     Regulations are currently being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on Vista. The implementation of new or modification of existing laws or regulations could have a material adverse effect on Vista. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to significant liabilities on the part of Vista to the government and third parties, and may require Vista to incur substantial costs for remediation. Vista has acquired leasehold interests in numerous properties that for many years have produced oil and gas. The previous owners of these interests may have used operating and disposal practices that were standard in the industry at the time. Also, Vista has purchased interests in properties that are operated by third parties over which Vista has no control. The failure of the operator to comply with applicable environmental regulations may, in some circumstances, materially adversely impact Vista.

     In the opinion of management, Vista is in substantial compliance with current applicable environmental laws and regulations, and Vista has no material commitments for capital expenditures to comply with existing environmental requirements. Furthermore, since its inception, the total amount of capital expenditures and operating costs incurred by Vista relating to environmental matters has been immaterial. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant adverse effect on Vista.

PROPERTIES OF VISTA

     The following table summarizes the proved reserves and PV-10 value of proved reserves by Vista's major operating areas as of September 30, 1999:

                                             PROVED RESERVES AS OF SEPTEMBER 30, 1999
                                      -------------------------------------------------------
AREA                                  OIL (MBBLS)   GAS (BCF)   TOTAL (MBOE)    PV-10 VALUE
----                                  -----------   ---------   ------------   --------------
                                                                               (IN THOUSANDS)
Permian Basin.......................    14,317        29.8         19,284        $   140,419
South Texas.........................       428         8.5          1,845             12,317
Other...............................        94         0.1            112                608
                                        ------        ----         ------        -----------
          Total.....................    14,839        38.4         21,241        $   153,344
                                        ======        ====         ======        ===========

  PERMIAN BASIN

     Approximately 90% of Vista's reserves are located in the Permian Basin of West Texas and Southeastern New Mexico. Vista's single largest concentration of reserves, which comprises 36% of Vista's total proved reserves, is located in three contiguous fields in the Delaware Basin. These fields hold numerous opportunities for development of new drilling locations as well as behind pipe reserves at relatively shallow depths, with relatively small capital expenditures required for this development. An additional 40% of Vista's reserves are located in several prolific fields in West Texas including Howard Glasscock, Jameson, Sharon Ridge, Brahaney and Keystone. Each of these large fields can be characterized by multiple reservoirs, most of which are fairly shallow, with substantial primary and secondary reserves remaining to be recovered. Vista is attracted to these types of fields due to the huge reserve base remaining and the long-lived nature of the reserves, as well as the economies of scale afforded by establishing core areas of operations.

     War-Wink, Caprito and Rhoda Walker Fields, Ward and Winkler Counties, Texas. The Delaware Basin is a large depositional basin in the southwestern portion of the Permian Basin approximately 70 miles west of Midland, Texas. Vista substantially increased its position in this basin with the purchase of IP Petroleum's Warwink field properties located in Ward and Winkler Counties, Texas, effective October 1, 1998. This purchase of 65 producing wells brought Vista's overall well count in the Delaware basin to over 100 wells when added to Vista's existing assets in the nearby Rhoda Walker and Caprito fields. Production net to Vista from these leases is approximately 1,150 BOE per day, or about 30% of Vista's production.

     In addition, these leases include over 3,300 net undeveloped acres that offer numerous drilling opportunities. Vista has 15 proved undeveloped locations identified at this time and an additional 20 probable drilling locations. Total proved reserves attributable to these leases are estimated to be 7,561 MBOE, which is 36% of Vista's total proved reserves. The primary producing interval in these three fields is the Cherry Canyon sand formation, which is the middle member of the Delaware Mountain Group. The Cherry Canyon is a series of sand and shale formations ranging in depth from 5,800 to 7,200 feet. Vista has identified productive sands behind pipe in nearly 50 wells on its leases in the basin. These unexploited reserves can accelerate production from these fields with minor capital outlays. Accordingly, Vista plans to spend a substantial amount of its capital budget for 1999 in this area.

     Howard Glasscock Field, Howard County, Texas. This field is located 60 miles east of Midland, Texas, and was discovered in 1925. The field has produced over 439 MMBbls of oil from wells less than 4,000 feet deep. Vista owns a 100% working interest in 10 of the 11 leases it operates in this field, which comprise 1,675 net acres. The field contains Vista's greatest concentration of proved undeveloped reserves, consisting of 2,160 MBOE, net, and its second largest concentration of proved producing reserves, consisting of 1,479 MBOE, net. Accordingly, Vista plans to continue to devote a substantial portion of its capital budget and operating resources to the ongoing development of these low risk reserves. Since acquiring these leases less than three years ago, Vista has increased gross production by over 300% and expanded or initiated new secondary recovery projects in the Glorieta formation, the San Andres formation and the Middle Clearfork formation on six of its leases in the field. In addition to future production increases from secondary recovery projects, Vista expects continued growth in production in this area from development drilling of the San Andres formation on several of its leases. Vista owns an interest in 52 producing wells in this field.

     Jameson (Strawn) Field, Coke and Sterling Counties, Texas. This field is located in Coke and Sterling Counties, Texas. Vista owns and operates 58 active wells with a combined 1998 average production rate of approximately 125 BOPD and 1,200 Mcfd. At the time Vista acquired the Jameson properties in 1992, there were 21 gross wells which were shut-in for various reasons by the former operator. Vista has returned 15 of those wells to production and has converted nearly 40% of the wells from producing via conventional pumping unit to a less expensive plunger lift method of artificial lift. The low lifting cost and high net revenue interest on this lease results in high operating margins in this field. Vista owns a 100% working interest in this field which includes 7,360 acres under lease. Net revenue interests on individual leases range from 90% to 92%. Net proved reserves are estimated at over 1,850 MBOE from this field which includes 15 proved undeveloped locations. In addition to these proved reserves, there are 20 additional possible drilling locations.

     Brahaney Field, Yoakum County, Texas. Vista first acquired three leases in this field as part of the $6.1 million acquisition of E.G. Operating Co., a division of FGL, Inc., in 1996. At that time the properties produced 50 Bbls of oil per day from four wells producing from the Wolfcamp and Devonian formations. In late 1998, Vista made a significant new discovery when two marginal wells in the field were recompleted into a new reservoir that had not previously produced in the area. Based on those results, additional leases with similar potential were acquired in late December 1998. By year-end 1998, Vista operated seven producing wells located on 546 net acres in the field. Net production at the end of the year was 220 BOPD, an increase of 400% from the prior year. Proved producing and non-producing reserves are estimated at 416 MBOE for the field.

     Sharon Ridge Field, Scurry County, Texas. This field is located 80 miles northeast of Midland, Texas, and has produced over 100 MMBbls of oil from depths as shallow as 1,700 feet. Vista owns a 100% working interest in the two leases, consisting of 227 net acres, that it operates in this field, the Hardee lease and House lease. These two adjacent properties are located in the middle of the Sharon Ridge field, at 1,700 feet, and are surrounded by successful waterfloods. Since acquiring these properties in 1996, Vista has successfully drilled the remaining locations, consisting of nine wells, and implemented a full scale waterflood on the two leases. As of January 1998, through infill drilling and early secondary response, production has increased over 300%, and Vista expects a continued gradual increase in production as the reservoir is repressured and oil is swept towards the producing wells. Vista operates 17 producing wells in this field with net proved producing reserves of 375 MBOE.

     Keystone Field, Winkler County, Texas. The Keystone field is located 50 miles west of Midland, Texas, and produces from nine different formations with depths ranging from 3,000 feet to 9,000 feet. Since discovery in 1927, the various reservoirs of the Keystone field have produced over 320 MMbls of oil and 693 Bcf of natural gas. Vista owns a 100% working interest in each of the two leases it operates in the field, the Waddell lease, consisting of 2,232 net acres and 35 net producing wells, and the Keystone Cattle Company lease, consisting of 640 net acres and 21 net producing wells. The field has net proved reserves of 853 MBOE. In addition, there are substantial probable reserves in the San Andres and Holt formations that should be recovered through secondary recovery as well as probable gas reserves in the shallow Yates formation.

     Latigo and Lakota 3D Seismic Exploration and Development Projects. These projects were defined and acquired as 3-D seismic exploration projects in 1995 in the Northwest Shelf area of the Permian Basin in Hockley County, Texas. The seismic survey covered 12 square miles and resulted in the leasing of approximately 4,890 acres. Two successful exploratory wells were drilled in the Lakota project in 1997 at a cost to Vista of approximately $1.6 million. Average daily production from the wells drilled in this project in 1998 was 170 BOPD. Vista owns a 55% working interest in this project. Recently Vista has elected to purchase additional existing seismic data in the area and extend its leasehold in several areas. Vista believes there are as many as six drill-ready prospects on this acreage to develop once commodity prices improve.

  SOUTH TEXAS

     North Rucias Field, Brooks County, Texas. Vista operates two wells in this geologically complex field. Vista's working interest in the Huerta lease, consisting of 323 net acres and one well, is 50%, and its working interest in the Deluna lease, consisting of 596 net acres and one well, is 93%. Additionally, Vista holds 758 net acres of leasehold under primary term in the field. The principal producing formation in the field is the Vicksburg formation at an approximate depth of 9,600 feet. The Vicksburg wells in the area average over 6 Bcf of natural gas per well. Vista has successfully negotiated an exploration agreement with an industry partner in which the industry partner has funded the purchase of 3-D seismic covering an area which includes Vista's leasehold in return for an interest in Vista's acreage position. Interpretation of the 3-D seismic is nearly complete and Vista expects to drill its first prospect here in late 1999 or early 2000.

     Orange Hill, South Field, Austin County, Texas. Vista owns a 100% working interest in this 984-acre Hillboldt lease which has one lower Wilcox well and one shallow Frio well producing a combined 750 Mcfd. In 1998, Vista contributed a portion of its acreage and entered into an area of mutual interest agreement with another company for the purpose of drilling additional lower Wilcox wells. The first well on the area of mutual interest was successfully completed in the fourth quarter of 1998, and is currently producing approximately 1.1 MMcfd. One additional well is scheduled to be drilled in the fourth quarter of 1999. Gross reserves for each of these wells are estimated to be 4 Bcf of natural gas with Vista owning a 33.34% working interest in each well. Total proved recoverable reserves for this field are estimated to be 5.43 Bcfe, or 800 MBOE, net to Vista.

     Net Production, Unit Sales and Production Costs. The following table summarizes the net oil and natural gas production for Vista, the average sales price per barrel of oil and per Mcf of natural gas produced and the average production, or lifting cost, including all severance and ad valorem taxes, per unit of production for the years ended December 31, 1998, 1997 and 1996:

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                      ------------------------------------
                                                         1998         1997         1996
                                                      ----------   ----------   ----------
Revenues............................................  $8,737,056   $8,874,961   $5,537,720
Costs and expenses:
  Production costs..................................   4,398,384    3,688,695    2,544,567
  Depletion, depreciation and amortization..........   3,014,707    2,169,098    1,272,316
  Exploration.......................................      32,077       97,211      273,843
                                                      ----------   ----------   ----------
                                                       7,445,168    5,955,004    4,090,726
                                                      ----------   ----------   ----------
  Operating profit (excluding impairment, general
     and administrative and interest expenses and
     income taxes)..................................  $1,291,888   $2,919,957   $1,446,994
                                                      ==========   ==========   ==========
Production:
  Oil (Bbls)........................................     529,426      403,812      253,321
  Gas (Mcf).........................................   1,250,490      784,298      458,278
          Total (BOE)(a)............................     737,841      534,528      329,701
Average daily production:
  Oil (Bbls)........................................       1,450        1,107          693
  Gas (Mcf).........................................       3,426        2,148        1,255
                                                      ----------   ----------   ----------
          Total (BOE)(a)............................       2,021        1,465          902
Average oil price (including hedging effects) (Per
  Bbl)..............................................  $    12.25   $    17.63   $    18.04
Average gas price (including hedging effects) (Per
  Mcf)..............................................  $     1.80   $     2.22   $     2.19
Costs (Per BOE)(a)
  Lease operating expense...........................  $     5.24   $     5.62   $     6.35
  Production taxes..................................  $      .72   $     1.28   $     1.37
                                                      ----------   ----------   ----------
          Total production costs....................  $     5.96   $     6.90   $     7.72
  Depletion, depreciation and amortization..........  $     4.09   $     4.06   $     3.86

---------------

(a) Gas production is converted to equivalent Bbls at the rate of 6 Mcf per Bbl, representing the estimated relative energy content of natural gas to oil.

     Oil and Gas Reserves. The estimates of Vista's proved oil and gas reserves, which are located entirely within the United States, were prepared in accordance with the guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board. The estimates as of December 31, 1998, 1997 and 1996, are based on evaluations prepared by Williamson Petroleum Consultants, Inc., independent petroleum engineers. For information concerning costs incurred by Vista for oil and gas operations, net revenues from oil and gas production, estimated future net revenues attributable to Vista's oil reserves and present value of future net revenues on a 10% discount rate, see Notes to Vista's Consolidated Financial Statements.

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of Vista. Reservoir engineering is a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and the interpretation of that data. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors, such as changes in product price, may justify revision of these estimates. Accordingly, oil and gas quantities ultimately recovered will vary from reserve estimates.

     Proved Reserves. The estimated proved oil and gas reserves and present value of estimated future net revenues from proved oil and gas reserves for Vista as of December 31, 1998, 1997 and 1996, are summarized below:

                                               FOR THE YEARS ENDED DECEMBER 31,
                          --------------------------------------------------------------------------
                                   1998                      1997                      1996
                          -----------------------   -----------------------   ----------------------
                          OIL (BBLS)   GAS (MCF)    OIL (BBLS)   GAS (MCF)    OIL (BBLS)   GAS (MCF)
                          ----------   ----------   ----------   ----------   ----------   ---------
Proved reserves:
  Beginning of year.....   7,216,559   11,295,325   4,540,419     7,185,636   2,230,190    4,837,030
  Revisions of previous
     estimates..........  (1,669,606)  (2,576,510)  1,304,819      (969,377)    548,009     (458,198)
  Extensions and
     discoveries........     465,458    4,182,533   1,161,953            --     205,859       28,442
  Purchase of minerals
     in place...........   5,118,101   20,024,034     762,282     6,206,929   1,838,595    3,339,214
  Sale of minerals in
     place..............    (142,316)     (28,925)   (148,902)     (343,565)    (46,455)    (126,680)
  Production............    (529,426)  (1,250,490)   (403,812)     (784,298)   (235,779)    (434,172)
                          ----------   ----------   ---------    ----------   ---------    ---------
  End of year...........  10,458,770   31,645,967   7,216,759    11,295,325   4,540,419    7,185,636
                          ==========   ==========   =========    ==========   =========    =========
Proved developed
  reserves:
  Beginning of year.....   3,559,850    7,909,902   3,092,149     5,510,499   1,352,870    3,893,360
                          ----------   ----------   ---------    ----------   ---------    ---------
  End of year...........   6,708,844   22,613,532   3,559,850     7,909,902   3,092,149    5,510,499
                          ==========   ==========   =========    ==========   =========    =========

     Standardized Measure. The following table sets forth the standardized measure of discounted future net cash flows relating to proved reserves at December 31, 1998, 1997 and 1996:

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1998           1997           1996
                                                     ------------   ------------   ------------
Cash flows relating to proved reserves:
  Future cash flows................................  $170,551,299   $131,921,276   $125,076,627
  Future costs:
  Production.......................................   (69,536,325)   (45,194,356)   (47,139,363)
     Development...................................   (15,369,172)   (12,371,206)    (6,835,546)
     Income taxes..................................   (10,032,197)            --             --
                                                     ------------   ------------   ------------
  Future net cash flows............................    75,613,605     74,355,714     71,101,718
  10% discount factor..............................   (25,376,691)   (35,775,170)   (30,250,175)
                                                     ------------   ------------   ------------
  Standardized measure of discounted future net
     Cash flows....................................  $ 50,236,914   $ 38,580,544   $ 40,851,543
                                                     ============   ============   ============

     Had Vista been a taxable entity at December 31, 1997, the future income taxes would have been $14.1 million on an undiscounted basis and $7.8 million on a discounted basis, and the standardized measure of discounted future net cash flows at December 31, 1997 would have been $37.0 million.

     The following table sets forth the changes in the standardized measure of discounted future net cash flows relating to proved reserves for the years ended December 31, 1998, 1997 and 1996, respectively:

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                          1998           1997          1996
                                                      ------------   ------------   -----------
Standardized measure, beginning of year.............  $ 38,580,544   $ 40,851,543   $17,242,730
  Net change in sales prices, net of production
     costs..........................................   (17,336,320)   (12,557,771)    6,601,987
  Development costs incurred during the year which
     were previously estimated......................     3,000,000      5,073,000     2,033,000
  Revisions of quantity estimates...................    (6,361,075)     6,325,872     4,182,057
  Extensions, discoveries and improved recovery, net
     of future production and development costs.....     4,296,455      2,382,351     1,485,041
  Accretion of discount.............................     3,858,054      4,085,154     1,724,273
  Change in future development costs................     4,484,697     (4,116,068)   (2,598,316)
  Change in timing and other........................    (2,830,538)    (5,394,793)   (4,484,968)
  Purchases of reserves in place....................    27,382,247      8,289,041    17,756,033
  Sales of reserves in place........................      (498,478)    (1,171,519)      (97,141)
  Sales, net of production costs....................    (4,338,672)    (5,186,266)   (2,993,153)
                                                      ------------   ------------   -----------
  Standardized measure, end of year.................  $ 50,236,914   $ 38,580,544   $40,851,543
                                                      ============   ============   ===========

     The preceding tables should be read in connection with the definitions of proved reserves, proved developed reserves and proved undeveloped reserves set out in "Commonly Used Oil and Gas Terms."

     Oil and Gas Prices. In estimating oil reserves for 1998, 1997 and 1996, a price of $10.64, $16.10 and $23.55 per barrel was used, which is the average actual price in effect for Vista's oil production at the respective dates. In estimating gas reserves for 1998, 1997 and 1996, a price of $1.83, $2.01 and $3.43 per Mcf was used, based on prices in effect at the respective dates.

     EXPLORATION AND PRODUCTION DATA. For the following data, "gross" refers to the total wells or acres in which Vista owns a working interest, and "net" refers to the gross wells or acres multiplied by the percentage working interest owned by Vista. Although many of Vista's wells produce both oil and gas, a well is designated as an oil well or a gas well based upon the ratio of oil to gas production.

     Producing Wells. The following table summarizes Vista's producing wells as of September 30, 1999, all of which are located in the United States:

                                                               NON-OPERATED
                                             OPERATED WELLS       WELLS           TOTAL
                                             ---------------   ------------   -------------
                                             GROSS     NET     GROSS   NET    GROSS    NET
                                             ------   ------   -----   ----   -----   -----
Oil........................................   508     470.3     76     17.5    584    487.8
Gas........................................    44      39.0     23      3.6     67     42.6
                                              ---     -----     --     ----    ---    -----
     Total.................................   552     509.3     99     21.1    651    530.4
                                              ===     =====     ==     ====    ===    =====

     Drilling Activities. The following table sets forth the drilling activity of Vista on its properties for the years ended December 31, 1998, 1997 and 1996. At December 31, 1998, Vista was not in the process of drilling any wells.

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                           1998           1997           1996
                                                        -----------   ------------   ------------
                                                        GROSS   NET   GROSS   NET    GROSS   NET
                                                        -----   ---   -----   ----   -----   ----
Exploratory:
  Productive..........................................    2     .17     1      0.2     1      0.2
  Dry.................................................    0      0      4      0.5     1      0.1
                                                         --     ---    --     ----    --     ----
          Total.......................................    2     .17     5      0.7     2      0.3
                                                         ==     ===    ==     ====    ==     ====
Developmental:
  Productive..........................................   11     9.8    18     17.5    15     10.5
  Dry.................................................    0      0      0      0.0     1      0.2
                                                         --     ---    --     ----    --     ----
          Total.......................................   11     9.8    18     17.5    16     10.7
                                                         ==     ===    ==     ====    ==     ====

     Acreage. The following table sets forth information concerning Vista's leasehold ownership interests as of September 30, 1999:

                                                              GROSS      NET
                                                              ------    ------
Developed acreage(a)........................................  37,585    25,785
Undeveloped acreage(b)......................................  46,688    27,656
                                                              ------    ------
          Total acreage.....................................  84,273    53,441
                                                              ======    ======

---------------

(a) "Developed acreage" is acreage spaced for or assignable to productive wells.

(b) "Undeveloped acreage" is oil and gas acreage on which wells have not been drilled or to which no Proved Reserves other than Proved Undeveloped Reserves have been attributed.

                                     PRIZE

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA FOR PRIZE

     The following table presents for the periods indicated the revenues and direct operating expenses from the producing oil and gas properties acquired by Prize from Pioneer Natural Resources USA, Inc., which we refer to in this document as the acquired properties. The acquisition of the acquired properties from Pioneer was effective July 1, 1999. As a result of the limited operating history of Prize, which commenced operations in January 1999, the management of Prize believes that the following presentation of revenues and direct operating expenses is indicative of the historical performance of Prize prior to the properties being acquired from Pioneer. The data for the nine months ended September 30, 1998, is presented for comparative purposes, versus the data for the nine months ended September 30, 1999. To arrive at the data for the nine months ended September 30, 1999, the data for the six months ended June 30, 1999 of the acquired properties prior to the purchase must be added to the historical operating results of Prize for the three months ended September 30, 1999 after the purchase. The table should be read in conjunction with the Statements of Revenues and Direct Operating Expenses of the Producing Properties Acquired by Prize from Pioneer included elsewhere in this document.

                             ACQUIRED        PRIZE -                        ACQUIRED
                           PROPERTIES -       THREE         COMBINED      PROPERTIES -
                            SIX MONTHS       MONTHS        NINE MONTHS     NINE MONTHS              ACQUIRED PROPERTIES -
                              ENDED           ENDED           ENDED           ENDED                YEAR ENDED DECEMBER 31,
                             JUNE 30,     SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   -----------------------------------------
                             1999 (1)       1999 (2)          1999          1998 (3)       1998 (4)       1997 (4)       1996 (4)
                           ------------   -------------   -------------   -------------   -----------   ------------   ------------
Revenues:
  Oil and gas sales......  $33,206,914     $22,692,680     $55,899,594     $62,748,095    $79,418,094   $120,820,981   $109,265,962
Direct operating
  expenses:
  Lease operating
    expenses.............    7,255,141       3,740,714      10,995,855      14,138,312     18,114,389     22,289,235     15,012,345
  Oil and gas production
    taxes................    3,612,153       2,277,453       5,889,606       5,435,932      8,096,670     10,450,116      9,221,071
                           -----------     -----------     -----------     -----------    -----------   ------------   ------------
      Total direct
        operating
        expenses.........   10,867,294       6,018,167      16,885,461      19,574,244     26,211,059     32,739,351     24,233,416
                           -----------     -----------     -----------     -----------    -----------   ------------   ------------
Revenues in excess of
  direct operating
  expenses...............  $22,339,620     $16,674,513     $39,014,133     $43,173,851    $53,207,035   $ 88,081,630   $ 85,032,546
                           ===========     ===========     ===========     ===========    ===========   ============   ============

---------------

(1) Data for the six months ended June 30, 1999, excludes revenues of $1,911,604 and direct operating expenses of $259,018 associated with the mineral interest properties, which were sold subsequent to the acquisition of the acquired properties.

(2) These amounts represent the revenues and direct operating expenses of Prize for the three months ended September 30, 1999, and include results of the acquired properties as operated by Prize for that period.

(3) Data for the nine months ended September 30, 1998, excludes revenues of $4,007,254 and direct operating expenses of $600,493 associated with the mineral interest properties, which were sold subsequent to the acquisition of the acquired properties.

(4) These amounts are derived from the audited statements of revenues and direct operating expenses. The data for the years ended December 31, 1998, 1997 and 1996, excludes revenues of $5,136,967, $7,189,442 and $8,578,608, respectively, as well as direct operating expense of $793,131, $1,115,379 and $1,037,518, respectively, associated with the mineral interest properties, which were sold subsequent to the acquisition of the acquired properties.

     The following table presents unaudited historical and pro forma financial information for Prize for the periods indicated. The table should be read in conjunction with the unaudited historical and pro forma condensed financial statements for Prize included elsewhere in this document. The unaudited pro forma statement of operations data for the nine months ended September 30, 1999, and the year ended December 31, 1998, assumes that the purchase of properties from Pioneer and the subsequent sale of the mineral interests occurred on January 1, 1998.

                                                                                       HISTORICAL PRIZE
                                                        PRO FORMA PRIZE               -------------------
                                             --------------------------------------    JANUARY 15, 1999
                                             NINE MONTHS ENDED       YEAR ENDED       (INCEPTION) THROUGH
                                             SEPTEMBER 30, 1999   DECEMBER 31, 1998   SEPTEMBER 30, 1999
                                             ------------------   -----------------   -------------------
                                                                    (IN THOUSANDS)
Revenues:
  Oil and gas sales........................       $57,218              $81,760             $  22,693
Costs and expenses:
  Lease operating expenses.................        17,406               27,001                 6,019
  Depreciation, depletion and
     amortization..........................        12,493               19,535                 4,646
  General and administrative...............         3,972                6,500                   722
                                                  -------              -------             ---------
          Total costs and expenses.........        33,871               53,036                11,387
                                                  -------              -------             ---------
          Operating income (loss)..........        23,347               28,724                11,306
Other
  Interest (income) expense................         8,085               10,797                 3,101
  Other....................................          (116)                  --                  (204)
                                                  -------              -------             ---------
          Total other......................         7,969               10,797                 2,897
                                                  -------              -------             ---------
Income before tax..........................        15,378               17,927                 8,409
Provision for income tax...................         5,685                6,628                 2,745
                                                  -------              -------             ---------
          Net income.......................         9,693               11,299                 5,664
Less preferred dividends...................        (1,454)              (1,841)                 (450)
                                                  -------              -------             ---------
Income available to common stockholders....       $ 8,239              $ 9,458             $   5,214
                                                  =======              =======             =========
Balance sheet data (end of period):
  Working capital..........................           N/A                  N/A             $   9,024
  Property, plant and equipment, net.......           N/A                  N/A             $ 212,486
  Total assets.............................           N/A                  N/A             $ 247,103
  Long-term debt...........................           N/A                  N/A             $ 139,000
  Preferred stock..........................           N/A                  N/A             $  30,450
  Stockholders' equity.....................           N/A                  N/A             $  84,857

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PRIZE

  GENERAL

     Prize, which was formed in January 1999, is a mid-sized independent oil and gas company with producing properties concentrated in the Permian Basin of West Texas and New Mexico, the onshore Gulf Coast region of Texas and Louisiana and the Mid-Continent area of Oklahoma and the Texas Panhandle. Prize's strategy is to grow reserves, production, cash flow and net income on a per share basis by acquiring, enhancing and exploiting producing oil and gas properties and the maintenance of a low operating and corporate cost structure with an emphasis on the following factors:

     - obtaining operatorship of acquired properties;

     - geographic concentration;

     - aggressive value enhancement;

     - active risk management;

     - utilization of experienced management and employees; and

     - commitment to financial flexibility.

     Prize has grown rapidly through the acquisition of producing oil and gas properties, consummating on June 29, 1999 the Pioneer acquisition for a purchase price of $239 million.

     Prize's growth resulting from the acquisition of producing oil and gas properties has impacted its financial results in a number of ways. Acquired properties frequently have not received the focused attention of the operator prior to acquisition by Prize. After acquisition, the properties require maintenance, workovers, recompletions and other remedial activity not constituting capital expenditures, which initially increase lease operating expenses. Prize anticipates spending a least $1.7 million in nonrecurring remedial lease operating expenses with respect to the properties obtained in the Pioneer acquisition.

     As a result of the Pioneer acquisition, Prize has been required to recruit and develop operating, geological, engineering, accounting, and administrative personnel compatible with its increased size of operations. Since inception, Prize has added 88 employees. Consequently, Prize anticipates corresponding increases in its general and administrative expenses.

     In summary, Prize believes that the large portfolio of exploitation projects associated with its asset base and the additional staff added have well positioned it to follow through on its development and exploitation activities and to pursue additional acquisition opportunities which complement its existing asset base.

     Prize uses the successful efforts method of accounting for its oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that result in proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not result in proved reserves, geological and geophysical costs, and costs of carrying and retaining properties that do not contain proved reserves are expensed. Costs of significant nonproducing properties, wells in the process of being drilled and significant development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined.

  RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

     The financial statements of Prize, which began operations on January 15, 1999, include the results of the 37-week period ended September 30, 1999. As a result of Prize's limited operating history and rapid growth associated with the Pioneer acquisition, which was effective July 1, 1999, its financial statements are not readily comparable and are not indicative of future results. Consequently, Prize has based its results of operations discussion upon the pro forma revenues and direct operating expenses of Prize for the nine months ended September 30, 1999 compared to the revenues and direct operating expenses of the acquired properties for the nine months ended September 30, 1998 adjusted for the minerals sale and the

Sunterra purchase. The following table reconciles the historical revenues and direct operating expenses for the nine months ended September 30, 1998 to the adjusted amounts used in this discussion:

                                ACQUIRED PROPERTIES                                    ADJUSTED
                                   FOR THE NINE          ADJUSTMENTS FOR THE         FOR THE NINE
                                   MONTHS ENDED       SUNTERRA PURCHASE AND THE      MONTHS ENDED
                                SEPTEMBER 30, 1998          MINERALS SOLD         SEPTEMBER 30, 1998
                                -------------------   -------------------------   ------------------
                                                           (IN THOUSANDS)
Revenues:
  Oil/liquids.................        $29,012                  $(1,013)                $27,999
  Gas.........................         37,743                   (1,222)                 36,521
                                      -------                  -------                 -------
                                       66,755                   (2,235)                 64,520
Direct operating expenses:
  Lease operating expenses....         14,297                      320                  14,617
  Oil and gas production
     taxes....................          5,878                     (343)                  5,535
                                      -------                  -------                 -------
                                       20,175                      (23)                 20,152
                                      -------                  -------                 -------
Revenues in excess of direct
  operating expenses..........        $46,580                  $(2,212)                $44,368
                                      =======                  =======                 =======

     Changes in oil/liquids and gas production, prices, and revenues for the nine months ended September 30, 1999 and 1998 are shown in the table below.

                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                              PRO FORMA    ADJUSTED     1999
                                                                1999         1998      VS 1998
                                                              ---------    --------    -------
Production
  Oil/liquids (MBbls).......................................     1,859       2,346       (21)%
  Gas (MMcf)................................................    15,779      18,400       (14)%
  Total (MBOE)..............................................     4,488       5,413       (17)%
Realized Price
  Oil/liquids (per Bbl).....................................   $ 13.82     $ 11.94        16%
  Gas (per Mcf).............................................   $  2.00     $  1.98         1%
  Total (per BOE)...........................................   $ 12.75     $ 11.92         7%
Total Revenues (in thousands)
  Oil/liquids...............................................   $25,691     $27,999        (8)%
  Gas.......................................................    31,527      36,521       (14)%
  Total.....................................................   $57,218     $64,520       (11)%

     Oil/Liquids Revenues for 1999 compared to 1998. Oil/liquids revenues decreased $2.3 million in 1999. Oil/liquids production decreased 487,000 barrels resulting in reduced revenues of $5.8 million. This decrease was offset by $3.5 million added as a result of a $1.88 per barrel increase in the oil/liquids price.

     Gas Revenues for 1999 compared to 1998. Gas revenues decreased $5 million in 1999. As a result of lower gas production in the amount of 2,621 MMcf, gas revenues decreased by $5.2 million. A price increase of $.02 per Mcf added $.2 million in gas revenues.

     Listed below are the changes in production and operating expenses for the nine months ended September 30, 1999.

                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                              PRO FORMA    ADJUSTED     1999
                                                                1999         1998      VS 1998
                                                              ---------    --------    -------
Production and operating expenses (in thousands)
  Lease operating...........................................   $11,516     $14,617       (21)%
  Production taxes..........................................     5,890       5,535         6%
                                                               -------     -------
          Total.............................................   $17,406     $20,152       (14)%
Per BOE produced
  Lease operating...........................................   $  2.57     $  2.70        (5)%
  Production taxes..........................................   $  1.31     $  1.02        28%

     1999 compared to 1998. Lease operating expense decreased $3.1 million or 22% in 1999. The primary reason for the decrease is the reduction of 924,000 BOE or 17% in oil and gas production as a result of Pioneer's decision to sell the properties. Production taxes increased $355,000 as a result of the increase in the price realized per BOE.

  RESULTS OF OPERATIONS FOR 1998, 1997 AND 1996

     Prize has based its results of operations discussion upon the statements of revenues and direct operating expenses of producing properties acquired from Pioneer. The statements of revenues and direct operating expenses are not a complete representation of the operating results of the acquired properties.

     Revenues associated with the oil and gas properties acquired from Pioneer have risen from $117.8 million in 1996 to $128.0 million in 1997 and have decreased to $84.6 million in 1998. Changes in oil/liquids and gas production, prices and revenues from 1996 through 1998 are shown in the table below.

                                                             YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------
                                                           1998                 1997
                                                 1998     VS 1997     1997     VS 1996     1996
                                                -------   -------   --------   -------   --------
Production
  Oil/liquids (MBbls).........................    3,134       8%       2,911     16%        2,502
  Gas (MMcf)..................................   24,929     -21%      31,733      5%       30,325
  Total (MBOE)................................    7,289     -11%       8,200      9%        7,556
Realized Prices
  Oil/liquids (per Bbl).......................  $ 11.51     -37%    $  18.27     -9%     $  20.16
  Gas (per Mcf)...............................  $  1.94     -18%    $   2.36      6%     $   2.22
  Total (per BOE).............................  $ 11.60     -26%    $  15.61     --      $  15.60
Total Revenues (in thousands)
  Oil/liquids.................................  $36,070     -32%    $ 53,174      5%     $ 50,449
  Gas.........................................   48,485     -35%      74,836     11%       67,396
  Total.......................................   84,555     -34%     128,010      9%      117,845

     Oil/Liquid Revenues for 1998 Compared to 1997. Oil/liquids revenues decreased $17.1 million in 1998. An average price decline of $6.76 per barrel reduced revenues $19.5 million. This decrease was offset by $2.4 million of revenue added by production gains of 223,000 barrels.

     Oil/Liquid Revenues for 1997 Compared to 1996. Oil/liquids revenues increased $2.7 million in 1997. Production gains of 409,000 barrels added $7.4 million to oil/liquids revenues in 1997. This gain was offset by a decrease of $4.7 million in oil/liquids revenues due to a price decline of $1.89 per barrel in 1997.

     Gas Revenues for 1998 Compared to 1997. Gas revenues decreased $26.4 million in 1998. An average price decline of $.42 per Mcf reduced revenues $10.4 million. As a result of normal production decline associated with gas wells, along with reduced activity levels, gas production decreased in the amount of 6,804 MMcf and gas revenues decreased by $16.0 million.

     Gas Revenues for 1997 Compared to 1996. Gas revenues increased $7.5 million in 1997. Production gains of 1,408 MMcf added $3.3 million to gas revenues. A price increase of $.14 per Mcf added $4.2 million in gas revenues in 1997.

     Listed below are the changes in production and operating expenses between 1996 and 1998.

                                                              YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                             1998                1997
                                                   1998     VS 1997    1997     VS 1996    1996
                                                  -------   -------   -------   -------   -------
Production and operating expenses (in thousands)
  Lease operating...............................  $18,318     -19%    $22,562     48%     $15,295
  Production taxes..............................    8,686     -23%     11,293     13%       9,976
                                                  -------             -------             -------
          Total.................................  $27,004             $33,855             $25,271
Per BOE produced
  Lease operating...............................  $  2.51      -9%    $  2.75     36%     $  2.02
  Production taxes..............................  $  1.19     -14%    $  1.38      5%     $  1.32

     1998 Compared to 1997. Lease operating expenses decreased $4.2 million or 19% in 1998. The primary cause of this decrease was the very limited amount of drilling and workover activity associated with the properties following Pioneer's decision to sell the properties. Pioneer announced its intention to divest non-strategic properties on February 10, 1998 and announced a definitive sale agreement with another party on September 8, 1998. The production taxes include severance and ad valorem taxes. Severance taxes are based upon a fixed percentage of revenues. Therefore, the 34% reduction in oil and gas revenues is the principal reason for the 23% reduction in production taxes.

     1997 Compared to 1996. Lease operating expenses increased $7.3 million or 47% in 1997. The primary cause of this increase is production increasing as a result of drilling and workover activity associated with the properties. The production taxes include severance and ad valorem taxes. Severance taxes are based upon a fixed percentage of revenues and ad valorem rate determined by local taxing authorities. Therefore, the 9% increase in oil and gas revenues is the principal reason for the 13% increase in production taxes.

  LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. As of September 30, 1999, Prize had current cash reserves of $9.7 million and working capital of $9.0 million. The current ratio was 1.4 to
1. In addition, Prize had long-term debt outstanding of $140.3 million with an effective cash interest rate of 7.93%. Listed below is an amortization schedule. Under the terms and conditions of the senior credit facility, Prize had a borrowing capacity of approximately $10 million.

     Maturities of long-term debt are as follows:

1999..................................................   $  1,323,691
2000..................................................             --
2001..................................................             --
2002..................................................     24,529,413
2003..................................................     32,705,884
Thereafter............................................     81,764,703
                                                         ------------
                                                         $140,323,691
                                                         ============

     Prize has obligations under noncancelable operating leases for certain equipment and office space expiring in various years through 2003. Minimum annual rental commitments at September 30, 1999 are:

1999.....................................................   $ 67,000
2000.....................................................    266,000
2001.....................................................    266,000
2002.....................................................    266,000
2003.....................................................    133,000
                                                            --------
                                                            $998,000
                                                            ========

     Capital Sources. Prize's initial capitalization, bank financing, cash flow from operations and private equity sales have provided funding for its business activities. The Pioneer acquisition was funded with the issuance of the Prize convertible preferred stock to Pioneer and cash from Prize's initial capitalization, additional private equity sales and bank financing.

     While Prize regularly engages in discussions relating to the potential acquisition of oil and gas properties, Prize has no present agreement, commitment or understanding with respect to any acquisition, other than the merger. Any future acquisitions may require additional financing and will be dependent upon financing arrangements being available at the time.

     Prize believes that, in the short term, the availability under its senior credit agreement and cash flow from operations will be sufficient for anticipated operating and capital expenditure requirements in 2000. Prize anticipates that its oil and gas capital expenditures will be between $50 million and $60 million for drilling and recompletion activity in 2000. The capital expenditure budget will be funded from internally generated cash flow. However, in the long term, if Prize's cash flow from operations and availability under its senior credit agreement are not sufficient to satisfy cash requirements, there can be no assurance that additional debt or equity financing will be available to meet its requirements.

     Although Prize's costs and expenses may be affected by inflation, inflation has not had a significant effect on Prize's results of operations.

     Cash provided by operating activities will be the primary source of Prize's capital and short-term liquidity in the future. For the period from inception through September 30, 1999, net cash provided by operating activities was $9.7 million. However, this amount only reflects the cash flows from the properties purchased from Pioneer for the third quarter of 1999.

     Revenues in excess of direct operating expenses for the properties purchased from Pioneer were $57.6 million, $94.2 million and $92.6 million in 1998, 1997 and 1996, respectively. The trends in revenues in excess of direct operating expenses during these periods have generally followed those of the various revenue and expense items previously discussed in this section.

     During the period from inception through September 30, 1999, Prize's cash used in investing activities was $181.8 million and consisted primarily of the acquisition of oil and gas properties acquired from Pioneer, net of the proceeds from the sale of the mineral interests acquired from Pioneer.

     Cash provided by financing activities was $181.8 million for the period from inception through September 30, 1999. This includes $138.7 million of net borrowings under Prize's senior credit agreement and $45.5 million of capital contributions, offset by $2.4 million of loan origination fees.

     Credit Agreements. Prize's senior credit agreement established a four-year revolving credit facility, up to the maximum amount of $250 million, subject to a borrowing base to be determined annually by the lenders based on proved oil and gas reserves and other assets of Prize. To the extent that the borrowing base is less than the aggregate principal amount of all outstanding loans and letters of credit under the senior credit agreement, the deficiency must be cured by Prize, by either prepaying a portion of the outstanding amounts under the senior credit agreement or pledging additional collateral to the lenders. Prize borrowed $154.5 million of the $159.7 million available under the senior credit agreement at the closing of the Pioneer acquisition. As of December 7, 1999, the bank borrowing base was $150 million and Prize's outstanding net long-term debt was $134 million.

     Prize's financial covenants under the senior credit agreement are the ratio of consolidated current assets to consolidated current liabilities as of the end of any fiscal quarter, not to be less than 1.0 to 1 and the ratio of consolidated EBITDA to the sum of consolidated net interest expense plus letter of credit fees not to be less than 2.5 to 1. In addition to the financial covenants, restrictions under the senior credit agreement are incurrence of debt, restricted payments, asset dispositions, consolidations and mergers and others that would be typical in the oil and gas industry. As of September 30, 1999, Prize was in compliance with all financial covenants and restrictions.

     All outstanding amounts under the senior credit agreement will convert to a term loan on June 29, 2002, with quarterly principal payments after that date through June 29, 2006.

     At Prize's option, borrowings under the senior credit agreement bear interest at either (1) the "Base Rate," which is the annual rate of interest announced by BankBoston, or (2) the Eurodollar rate plus a margin ranging from 1.25% to 1.875% per annum, depending on the level of Prize's aggregate outstanding borrowings under the senior credit agreement. In addition, Prize is committed to pay quarterly in arrears a fee ranging from .25% to .50% of the unused portion of the borrowing base.

     The loan documents governing the senior credit agreement contain covenants and restrictions relating to Prize's operations that are customary in the oil and gas industry. In addition, the line of credit is secured by a first lien on properties that represent at least 80% of the value of Prize's proved oil and gas properties. See note 2 of notes to Prize's consolidated financial statements included elsewhere in this document.

     Along with the senior credit agreement, Prize entered into a $13 million senior subordinate credit agreement. The amount borrowed under the senior subordinate credit agreement was due December 31, 1999, and the interest rate was the Eurodollar rate plus a margin of 1% per annum. The senior subordinate credit agreement was retired in August 1999 from proceeds of Prize's sale of most of its producing and non-producing mineral ownership interests.

  STOCK OPTIONS AND COMPENSATION EXPENSE

     Prize has instituted a stock option plan for key employees. Under the stock option plan, the board of directors of Prize has the authority to grant to key employees of Prize options to purchase shares of Prize's common stock. Each option vests ratably over a three year period commencing on the date of grant. Upon exercise, the holder is to pay a cash amount equal to $13,053 per share subject to adjustment as defined by the stock option plan. The maximum number of shares that may be issued is 1,286 shares, with a proportionate adjustment to reflect any stock splits, reverse splits, or retirement of stock. Total outstanding options as of September 30, 1999, were 1,286. Accordingly, 1,286 shares of Prize common stock have been reserved for issuance upon exercise. Assuming completion of the merger on January 28, 2000, and after giving effect to the one-for-seven reverse stock split, the number of shares that may be issued upon exercise of the outstanding options will be adjusted to 2,142,546 shares of New Prize at an exercise price of $7.83 per share. The closing of the merger will accelerate the vesting of all outstanding options. Prize did not recognize any compensation expense in connection with the issuance of the options.

  MARKET RISK DISCLOSURES

     Prize's business is impacted by fluctuations in commodity prices and interest rates. The following discussion is intended to identify the nature of these market risks, describe Prize's strategy for managing these risks and to quantify the potential effect of market volatility on Prize's financial condition and results of operations.

     Oil and Gas Prices. Prize's financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of, and demand for, oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond the control of Prize. These factors include the level of global demand for petroleum products, foreign supply of oil and gas, the establishment of and compliance with production quotas by oil-exporting countries, weather conditions, the price and availability of alternative fuels and overall economic conditions, both foreign and domestic. It is impossible to predict future oil and gas prices with any degree of certainty. Sustained weakness in oil and gas prices may adversely affect Prize's financial condition and results of operations, and may also reduce the amount of net oil and gas reserves that Prize can produce economically. Any reduction in reserves, including reductions due to price fluctuations, can have an adverse effect on Prize's ability to obtain capital for its exploitation and development activities. Similarly, any improvements in oil and gas prices can have a favorable impact on Prize's financial condition, results of operations and capital resources.

     In order to mitigate the effect of price fluctuations, Prize regularly utilizes hedging transactions with respect to a portion of its oil and gas production. Prize utilizes derivative financial instruments to provide methods to fix the price for natural gas and oil independently of the physical sale and also to manage interest rates. While the use of these hedging arrangements limits the downside risk of price declines, this use may also limit benefits which may be derived from price increases. Prize uses various financial instruments, such as swaps and collars, in which monthly settlements are based on differences between the prices specified in the instruments and the settlement prices of futures contracts quoted on the NYMEX or other indices. Generally, when the applicable settlement price is less than the price specified in the contract, Prize receives a settlement from the counterparty based on the difference. Similarly, when the applicable settlement price is higher than the specified price, Prize pays the counterparty based on the difference. The instruments utilized by Prize differ from futures contracts in that there is not a contractual obligation which requires or permits the future physical delivery of the hedged products.

     During 1998 and continuing into the third quarter of 1999, the oil and gas industry operated in a depressed commodity price environment. In mid-1999, prices for both oil and gas began to increase to high levels based on the price history of the 1990's. Prize began hedging both oil and gas prices just prior to the closing of the purchase of the properties from Pioneer in June 1999, and continues to enter the hedge market from time to time. Prize's hedging policies are based upon the judgement of management and the need to meet requirements of Prize's lenders. See "Risk Factors."

     In the tables set forth below, "Transaction Date" is the date on which Prize entered into the hedge. Prize typically enters into "swaps" or "collars." A swap is a fixed-price hedge and a collar is a hedge that has a ceiling price and a floor price. If the particular product stays in between the ceiling and the floor prices, then no payments are made by either party under a collar. The terms "Put Floor Price" and "Call Ceiling Price" refer to the prices at which Prize has hedged its production and are expressed in the calendar monthly average of daily NYMEX closing prices for Light Sweet Crude Oil or monthly NYMEX (Henry Hub) or other indices closing prices for natural gas. Volumes refer to barrels of crude oil or Mcf of gas, where one Mcf is equivalent to one MMBtu. The "Term" refers to the time period of the hedge.

     Set forth below is the contract amount and material terms of all natural gas hedging instruments held by Prize at September 30, 1999.

                                                                                                                 FAIR VALUE (LOSS)
TRANSACTION                                                    PUT FLOOR PRICE  CALL CEILING PRICE                AT SEPTEMBER 30,
DATE          TYPE TRANSACTION   DAILY VOLUME      INDEX           PER MCF           PER MCF           TERM             1999
-----------   ----------------   ------------   ------------   ---------------  ------------------   ---------   ------------------
  6/14/99          Collar           10,000      Houston Ship        $2.30             $2.57          7/99-6/01       $(930,644)
  6/22/99          Collar            5,000      Permian             2.10               2.42          8/99-7/01        (656,523)
  6/22/99          Collar            5,000      Mid-Con             2.15               2.43          8/99-7/01        (678,331)
  6/30/99          Collar            5,000      Houston Ship        2.37               2.58          9/99-8/01        (620,924)
  7/01/99          Collar            5,000      Houston Ship     2.295/1.995           2.64          9/99-8/01        (558,650)

     Set forth below is the contract amount and material terms of all crude oil hedging instruments held by Prize at September 30, 1999.

                                                                                                    FAIR VALUE (LOSS)
TRANSACTION                                      PUT FLOOR PRICE   CALL CEILING PRICE                AT SEPTEMBER 30,
DATE          TYPE TRANSACTION   DAILY VOLUMES       PER BBL            PER BBL           TERM             1999
-----------   ----------------   -------------   ---------------   ------------------   ---------   ------------------
  6/14/99            Swap            1,500           $17.44              $17.44         7/99-7/01      $(3,173,933)
  6/18/99          Collar            1,000            17.00               19.00         8/99-7/01       (1,599,104)
  7/01/99          Collar              500            17.15               20.05         9/99-9/01         (642,799)

     Prize may choose at some time in the future to hedge separately the basis differential for its natural gas production. This separation would be immaterial to the financial performance of Prize.

     Interest Rates. Prize's interest rate risk exposure results primarily from having short-term rates from its commercial banks under its credit facility. All of Prize's outstanding indebtedness is subject to market rates of interest as determined from time to time by the banks under the credit facility. Any increases in the variable interest rates related to this facility can have an adverse impact on Prize's results of operations and cash flow. As of September 30, 1999, Prize had $140.3 million of outstanding debt, of which $139 million was under the senior facility. The senior facility is due June 30, 2006, but converts to a term loan on June 29, 2002 with quarterly principal payments after that date. Interest is due quarterly at either the bank's prime rate or a Eurodollar rate plus a margin. Under the credit facility, Prize currently pays interest at a rate of LIBOR plus 1.875 percent, which as of December 7, 1999, was 7.995%.

     In an attempt to manage these risks, Prize entered into two interest rate swaps effective July 2, 1999, which are accounted for as hedges with any realized gains or losses appropriately recorded as interest expense. The swaps consist of $50 million of notional amount of indebtedness at a fixed swap rate of 5.76 percent based on the 3-month LIBOR rate, and $50 million of notional amount of indebtedness at a fixed swap rate of 6.07 percent based on the 3-month LIBOR rate. The terms of the swaps are until July 2, 2000, and July 2, 2001, respectively. As of September 30, 1999, the fair value of the swaps was $(93,334).

  NATURAL GAS BALANCING

     It is possible in the natural gas industry for various working interest partners to produce more or less than their entitlement share of natural gas. In those events, it is possible for there to be overproduced parties and underproduced parties. At September 30, 1999, Prize's net gas balancing position was not material.

  YEAR 2000 READINESS DISCLOSURE

     "Year 2000," or the ability of computer systems to process dates with years beyond 1999, affects almost all companies and organizations. Computer systems that are not Year 2000 compliant by January 1, 2000 may cause material adverse effects to companies and organizations that rely upon those systems. Continuity of Prize's operations in January 2000 will not only depend upon Year 2000 compliance of Prize's computer systems and computer-controlled equipment, but also compliance of computer systems and computer-controlled equipment of third parties. These third parties include oil and natural gas purchasers and significant service providers such as electric utility companies and natural gas plant, pipeline and gathering system operators.

     Prize is in the process of reviewing its computer systems and computer-controlled field equipment and making the necessary modifications for Year 2000 compliance. Prize has completed modifications and testing of its primary accounting and land computer programs. All remaining computer systems have been inventoried and assessed. Virtually all of Prize's office equipment and software has been purchased since July 1, 1999.

     Based on its review, remediation efforts and the results of testing to date, Prize does not believe that timely modification of its computer systems and computer-controlled equipment for Year 2000 compliance represents a material risk to Prize. Prize estimates that total costs related to Year 2000 compliance efforts will be less than $100,000, of which approximately $53,000 has been incurred through September 30, 1999.

     Prize has communicated with its material vendors and suppliers to verify that their operations are Year 2000 compliant. Despite efforts to assure that these third parties are Year 2000 compliant, Prize cannot provide assurance that all significant third parties will achieve compliance in a timely manner. A third party's failure to achieve Year 2000 compliance could have a material adverse effect on Prize's operations and cash flow.

     The most likely "worst case" impacts would be of three months' duration and would be:

     - impairment of Prize's ability to deliver its production to, or receive payment from, third parties gathering and/or purchasing its production from affected facilities;

     - impairment of the ability of third-party suppliers or service companies to provide needed materials or services to Prize's planned or ongoing operations, necessitating deferral or shut-in of exploration, development or production operations;

     - impairment of Prize's ability to receive and process data, which would hinder its ability to conduct development drilling and exploitation activities; and

     - Prize's inability to execute financial transactions with its banks and other third parties whose systems fail or malfunction.

     Prize has developed appropriate contingency plans in the event it becomes aware of potential problems resulting from failure of Prize or of significant third party computer systems on January 1, 2000. These contingency plans include installing backup computer systems or equipment, temporarily replacing systems or equipment with manual processes, and identifying alternative suppliers, service companies and purchasers.

     The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the inability to ensure readiness of third parties, the Year 2000 compliance issue could have a material adverse impact on Prize's results of operations and financial condition.

BUSINESS OF PRIZE

  GENERAL

     Prize, which commenced operations in January 1999, is a privately held independent oil and gas company focused on the acquisition and enhancement of producing oil and gas properties. All of Prize's properties are located in the United States, with principal operations conducted in portions of the Permian Basin, the onshore Gulf Coast and the Mid-Continent regions. At September 30, 1999, Prize's estimated net proved reserves totaled 35.8 MMBbls of oil and natural gas liquids and 251.8 Bcf of natural gas, or 77.7 MMBOE. The PV-10 value was $450.4 million at September 30, 1999. On a BOE basis, approximately 54% of Prize's proved reserves are natural gas and approximately 79% of Prize's proved reserves are proved developed reserves. At September 30, 1999, Prize owned interests in 970 gross, 658 net, operated and 1,076 gross, 221 net, non-operated oil and gas wells.

  BUSINESS STRATEGY

     The business strategy of Prize is to increase its reserves, cash flow and net income on a per share basis by acquiring, enhancing and exploiting producing oil and gas properties and by maintaining a low operating and corporate cost structure. It seeks to purchase properties which will be operated by Prize, which have sufficient production history to allow Prize to accurately assess future performance, and which Prize may be able to enhance by implementing operational improvements. Prize believes it will be successful in implementing its strategy due, in part, to the following factors.

     Focus on Acquisition of Producing Properties. Management emphasizes acquiring producing reserves with a long production history which generally is more than five years in order to reduce the risks inherent in estimating the remaining oil and gas reserves and the future production profile. The emphasis on property acquisitions reflects the belief that continuing consolidation and restructuring activities on the part of major integrated and large independent oil companies should afford attractive opportunities to purchase domestic producing properties.

     Aggressive Value Enhancement and Exploitation. Prize undertakes an operational study of acquired properties in order to identify value enhancements. In many cases, cost saving measures or production improvements are rapidly implemented which increase cash flow and, in some cases, add incremental reserves. Other activities include identifying development drilling, recompletion or workover opportunities which can be performed to add incremental production or extend the life of an existing well. Prize implements its development drilling activities through ongoing geological analysis of producing properties that have developmental drilling potential. Prize emphasizes the acquisition of operated properties in order to have greater control over the implementation of value-enhancing activities. Prize has an extensive inventory of exploitation and development opportunities.

     Geographic Concentration. Prize focuses its acquisition program on the Permian Basin region of West Texas and Southeastern New Mexico, the onshore Gulf Coast region of Texas and Louisiana, and the Mid-Continent region of Western Oklahoma and the Texas Panhandle, where management is best able to exploit its expertise and experience obtained through operating properties in these regions. Management believes its understanding of the reservoir and production characteristics of oil and gas properties in these regions allows it to identify acquisitions with an attractive risk/reward profile. Virtually all of the properties of Prize are located in these geographic regions.

     Low Cost Operating Strategy. Prize pursues a low cost operating strategy and believes that it maintains a lower overhead than many similarly-sized, publicly-held independent oil and gas operators. In addition, it targets acquisition candidates which are located in its core areas and can provide opportunities for cost efficiencies through consolidation with other operations. Prize intends to enhance production through recompletion and low risk development drilling activities. Prize believes that these activities will reduce operating costs on a per BOE basis.

     Active Risk Management. Prize seeks to reduce further the oil and gas reserve, price and financial risks to which it is exposed by:

     - diversifying its property holdings and avoiding concentrating a large value in any single property;

     - periodically using commodity price hedging strategies;

     - maintaining what Prize believes to be a prudent level of indebtedness;
       and

     - using interest rate swaps and other financial strategies.

     Experienced Management and Employees. All of the members of the Prize management, technical staff, and field operations groups have been part of successfully implementing the acquisition and exploitation strategy at other companies. The average amount of time of employment in the oil and gas industry by the Prize management and technical staff is 19 years.

     Financial Flexibility. Prize is committed to maintaining financial flexibility, which management believes is important for the successful execution of its strategy. Management expects to keep debt at levels reasonable for its peer group, and will finance future capital expenditures from cash flow, except for major property acquisitions, which will be financed in the most efficient way at the time. As a result of Prize's growth strategy of acquisition, enhancement and exploitation, debt levels will vary from time to time. Over the long-term, Prize believes that an appropriate debt level would be no more than 50% of oil and gas reserve value.

  ACQUISITION ACTIVITIES

     Prize was incorporated in January 1999 with an initial capitalization of $20.5 million and an ownership interest in Sunterra Petroleum, L.L.C. For the first several months following formation, the primary activity of Prize was to manage Sunterra Petroleum, L.L.C. and to evaluate acquisition candidates.

     In May 1999, Prize signed a purchase and sale agreement to purchase properties from Pioneer Natural Resources USA, Inc. for $245 million. Concurrent with the closing of the purchase in June 1999, Prize arranged for the sale of properties in North Dakota for $6 million, which reduced the final purchase price to Prize to $239 million. The purchased properties were located primarily in Texas, with most of the remainder in Oklahoma and Louisiana. All of the properties were on-shore.

     In July 1999, Prize sold most of its producing and non-producing mineral ownership interests for $32 million.

     In July 1999, Prize exchanged its interest in its Will-O-Mills treating facility and $750,000 cash for the remaining interests in Sunterra Petroleum, L.L.C., which owns oil and gas producing properties.

     Prize frequently reviews acquisition opportunities and anticipates making additional acquisitions when the properties, and the terms and conditions of the transaction, are determined to be appropriate. Prize does not have a specific acquisition budget since the timing and size of acquisitions are difficult to forecast. At the present time, Prize has no binding agreements with respect to any significant acquisitions other than the merger agreement with Vista.

  MARKETING

     The gas production of Prize is typically sold on the spot market or under market-sensitive, long-term agreements with a variety of purchasers, including intrastate and interstate pipelines, their marketing affiliates, independent marketing companies and other purchasers who have the ability to move the gas under firm transportation agreements. Because very little of its gas in the United States is committed to long-term fixed-price contracts, Prize is positioned to take advantage of rising prices for gas but it is also subject to gas price declines. Prize conducts its own marketing efforts.

     The oil production of Prize is typically sold under short-term contracts at posted prices plus a premium. Prices are compared and shopped on a regular basis, and purchasers are changed whenever price improvements can be received. The oil is typically trucked from the leases, so that competition occurs among all purchasers in the area.

     Prize engages in hedging activities as a regular part of its business. It endeavors to match hedges with the appropriate basis differentials for both oil and gas.

  COMPETITION

     Competition in the oil and gas industry is intense. Both in seeking to obtain and acquire desirable producing properties, new leases and exploration prospects, and in marketing oil and gas, Prize faces competition from both major and independent oil and gas companies, as well as from numerous individuals and drilling programs. Many of these competitors have financial and other resources substantially in excess of those available to Prize.

  ABANDONMENT COSTS

     Prize is responsible for payment of its working interest share of plugging and abandonment costs on its oil and gas properties. Prize anticipates that the ultimate aggregate salvage value of lease and well equipment located on its properties will exceed the costs of abandoning these properties. There can be no assurance, however, that Prize will be successful in avoiding additional expenses in connection with the abandonment of any of its properties. In addition, abandonment costs and their timing may change due to many factors including actual production results, inflation rates and changes in environmental laws and regulations.

  TITLE TO PROPERTIES

     Title to Prize's oil and gas properties is subject to royalty, overriding royalty, carried interest and other similar interests and contractual arrangements customary in the oil and gas industry, to liens incident to operating agreements and to current taxes not yet due and other comparatively minor encumbrances. As is customary in the oil and gas industry, Prize conducts only a perfunctory investigation as to ownership at the time it acquires undeveloped properties believed to be suitable for drilling. Prior to the commencement of drilling on a tract, Prize conducts a detailed title examination and performs curative work with respect to known significant title defects.

  INSURANCE

     The oil and gas industry is subject to many risks, including the risk that no commercially productive reservoirs will be discovered, or if reserves are found, that they will not be in sufficient quantities to be economical for recovery. The costs of drilling, completing and operating wells is often uncertain. Prize's drilling operations may be curtailed, delayed or canceled because of numerous outside factors including title problems, weather conditions, mechanical problems, governmental requirements and shortages or delays in deliveries of equipment and services. Prize has risks inherent in normal oil and gas operations such as fire, natural disasters, explosions, blowouts, cratering, pipeline ruptures and spills, any of which could result in the loss of oil and gas, environmental pollution, personal injury claims and property damage. Any unsuccessful drilling activities or accidents may have an adverse effect on Prize's future results of operations and financial condition.

     Prize maintains insurance against some, but not all, of the risks described above. Prize may elect to self-insure in circumstances in which management believes that the cost of insurance is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on Prize's financial condition and results of operations.

  OFFICE FACILITIES

     Prize currently leases approximately 19,000 square feet of office space at 3500 William D. Tate, Suite 200, Grapevine, Texas, at an annual rental of $266,000. This lease expires in 2003. Prize also leases approximately 1,824 square feet of office space at 20 E. 5th Street, Suite 1400, Tulsa, Oklahoma, at an annual rental of $15,000. This lease expires in 2000. Both leases are typical office leases containing standard and customary lease provisions.

  LEGAL PROCEEDINGS

     Prize is a defendant in legal proceedings that have resulted from the ordinary conduct of its business. While the outcome of these proceedings against Prize cannot be predicted with certainty, management of Prize does not expect that these proceedings will have a material adverse effect on Prize's financial condition or results of operations.

  GOVERNMENTAL REGULATION

     General. There have been, and continue to be, numerous federal and state laws and regulations governing the oil and gas industry that are often changed in response to the current political or economic environment. Compliance with this regulatory burden is often difficult and costly and may carry substantial penalties for noncompliance. The following are some specific regulations that may affect Prize. Prize cannot predict the impact of these or future legislative or regulatory initiatives.

     In 1992, the Federal Energy Regulatory Commission, or FERC, issued Order Nos. 636 and 636-A, requiring operators of pipelines to unbundle transportation services from sales services and allow customers to pay for only the services they require, regardless of whether the customer purchases gas from these pipelines or from other suppliers. The United States Court of Appeals upheld the unbundling provisions and other components of FERC's orders, but remanded several issues to FERC for further explanation. On

February 27, 1997, FERC issued Order No. 636-C, addressing the court's concern. Petitions for rehearing on Order No. 636-C were denied on May 28, 1998. FERC's order remains subject to judicial review and may be changed as a result of that review. Although FERC's regulations should generally facilitate the transportation of gas produced from Prize's properties and the direct access to end-user markets, the impact of these regulations on marketing Prize's production or on its gas transportation business cannot be predicted. Prize, however, does not believe that it will be affected any differently than other gas producers and marketers with which it competes.

     Federal Regulation of Oil. Sales of crude oil, condensate and gas liquids are not currently regulated and are made at market prices. Market transportation costs affect net price received from the sale of these products. Prize transports a significant part of its oil production by pipeline. The Energy Policy Act of 1992 required FERC to adopt a simplified ratemaking methodology for interstate oil pipelines. In 1993 and 1994, FERC issued Order Nos. 561 and 561-A, adopting rules that establish new rate methods for these pipelines. Under the new rules, effective January 1, 1995, interstate oil pipelines can change rates based on an inflation index, though other rate mechanisms may be used in specific circumstances. The United States Court of Appeals upheld FERC's orders in 1996. These rules have had little, if any, effect on Prize with respect to the cost of moving oil to market.

     State Regulation. Oil and gas operations are subject to various types of regulation at the state and local levels. This regulation includes requirements for drilling permits, the method of developing new fields, the spacing and operations of wells and waste prevention. The production rate may be regulated and the maximum daily production allowable from oil and gas wells may be established on a market demand or conservation basis. These regulations may limit production by well and the number of wells or locations that can be drilled.

     Prize may become party to agreements relating to the construction or operation of pipeline systems for the transportation of gas. To the extent that gas is produced, transported and consumed wholly within one state, operations may be subject to the state's administrative authority charged with regulating pipelines. The rates that can be charged for gas, the transportation of gas and the construction and operation of these pipelines would be subject to the regulations governing these matters. Some states have recently adopted regulations with respect to gathering systems, and other states are considering regulations with respect to gathering systems. New regulations passed have not had a material effect on the operations of Prize's gathering systems, but Prize cannot predict whether any further rules will be adopted or, if adopted, the effect these rules may have on its gathering systems.

     Environmental Matters. Prize's operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. There has been a trend to even stricter standards than are currently in place, and this trend will likely continue. Governmental authorities have the power to enforce compliance with their regulations and violators are subject to fines, injunction or both. Prize is subject to laws including those governing the disposal of hazardous waste, spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters and the discharge of produced waters into navigable waters.

     Regulations are currently being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on Prize. The implementation of new or modification of existing laws or regulations could have a material adverse effect on Prize. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to significant liabilities on the part of Prize to the government and third parties, and may require Prize to incur substantial costs for remediation. Prize has acquired leasehold interests in numerous properties that for many years have produced oil and gas. The previous owners of these interests may have used operating and disposal practices that were standard in the industry at the time. Also, Prize has purchased interests in properties that are operated by third parties over which Prize has no control. The failure of the operator to comply with applicable environmental regulations may, in some circumstances, materially adversely impact Prize.

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

     In the opinion of management, Prize is in substantial compliance with current applicable environmental laws and regulations, and Prize has no material commitments for capital expenditures to comply with existing environmental requirements. Furthermore, since its inception, the total amount of capital expenditures and operating costs incurred by Prize relating to environmental matters has been immaterial. Nevertheless, changes in existing environmental laws and regulations or in interpretations of these laws and regulations could have a significant adverse effect on Prize.

PROPERTIES OF PRIZE

  PRINCIPAL AREAS OF OPERATIONS

     At September 30, 1999, Prize had total proved reserves of 251.8 Bcf of natural gas and 35.8 MMBbls of crude oil and liquids, or 77.7 MMBOE, representing a PV-10 value of $450.4 million. On a BOE basis, natural gas constitutes 54% of Prize's total proved reserves and crude oil and liquids constitutes 46%. Of these total proved reserves, 79% are proved developed reserves. For the quarter ended September 30, 1999, average daily net production was 6,627 Bbls of crude oil and liquids and 56.8 MMcf of natural gas, or 16,093 BOE. Based on the reserve information as of September 30, 1999, and using the annualized production for the quarter ended September 30, 1999, the reserve-to-production ratio associated with Prize's reserves is 13 years. The following tables provide information regarding Prize's proved reserves by geographic area as of September 30, 1999.

                                                     PROVED RESERVES AS OF SEPTEMBER 30, 1999
                                               ----------------------------------------------------
AREA                                           OIL(MBBLS)   GAS(BCF)   TOTAL(MBOE)    PV-10 VALUE
----                                           ----------   --------   -----------   --------------
                                                                                     (IN THOUSANDS)
Permian Basin................................    22,260       31.7       27,551         $167,053
Onshore Gulf Coast...........................     7,286      140.4       30,675          193,263
Mid-Continent................................     6,206       79.7       19,494           90,103
                                                 ------      -----       ------         --------
          Total..............................    35,752      251.8       77,720         $450,419
                                                 ======      =====       ======         ========

     Prize manages its oil and gas properties based on their geographic area and, as a result, Prize has divided its oil and gas operations into three operating regions:

     - Permian Basin region;

     - Onshore Gulf Coast region; and

     - Mid-Continent region.

     Permian Basin Region. The Permian Basin region accounts for 35% of Prize's total proved reserves at September 30, 1999. The Permian Basin region is located in West Texas and Southeastern New Mexico and is predominantly oil. Prize's net acreage position in the Permian Basin region is approximately 31,934 acres and Prize has ownership interests in 1,146 gross, or 531 net, producing oil and gas wells. The majority of Prize's production is from the Yates, Holt, Spraberry, Canyon and Clearfork formations, from depths of 2,800 feet to 11,000 feet.

     Onshore Gulf Coast Region. The Onshore Gulf Coast region accounts for 40% of Prize's total proved reserves at September 30, 1999. The Onshore Gulf Coast region is located in South and East Texas, Louisiana and Mississippi and is predominately gas. Prize's net acreage position is approximately 34,597 acres and Prize has ownership interests in 446 gross, or 212 net, producing oil and gas wells. The majority of Prize's production is from the Wilcox, Edwards, Frio, Yegua, Bol mex and Miocene formations, from depths of 5,000 feet to 14,000 feet.

     Mid-Continent Region. The Mid-Continent region accounts for 25% of Prize's total proved reserves at September 30, 1999. The Mid-Continent region is located in Western Oklahoma and the Texas Panhandle and is predominantly gas. Prize's net acreage position is approximately 35,611 acres and Prize has ownership interests in 454 gross, or 136 net, producing oil and gas wells. The majority of Prize's production is from the Morrow, Granite Wash, Douglas, Bromide, Upper McLish and Oil Creek formations, from depths of 800 feet to 15,000 feet. Prize also owns and operates one natural gas processing plant and one natural gas gathering system located in the Mid-Continent region.

  PRODUCTION, PRICE AND COST DATA

     The following table sets forth the pro forma production price and cost information for the first nine months of 1999.

Average daily production:
  Oil (Bbls)...............................................    5,347
  Liquids (Bbls)...........................................    1,461
  Natural gas (Mcf)........................................   57,797
  Total (BOE)..............................................   16,441
Average realized price:
  Oil (per Bbl)............................................   $14.91
  Liquids (per Bbl)........................................   $ 9.83
  Natural gas (per Mcf)....................................   $ 2.00
Average production cost (per BOE)..........................   $ 3.88

     At September 30, 1999, Prize owned interests in 2,046 productive oil and gas wells. Prize operates 970 producing oil and gas wells, representing approximately 75% of its total proved oil and gas reserves.

  OIL AND GAS RESERVE MIX

     Prize seeks to have a strategic weighting towards natural gas reserves and production versus oil reserves and production. While Prize's reserve and production mix may vary somewhat on a short-term basis as Prize takes advantage of market conditions and specific acquisition and development opportunities, management believes that a strategic weighting towards natural gas reserves and production is in the best long-term interests of Prize and it stockholders. At September 30, 1999, Prize's reserve mix was 54% natural gas and 46% crude oil and liquids. The pro forma production mix for the nine months ended September 30, 1999 was 59% natural gas and 41% crude oil and liquids.

                                   NEW PRIZE

GENERAL

     The merger will create a mid-sized independent oil and gas company. As compared to either Prize or Vista, New Prize will: have a larger, more balanced and diversified oil and gas reserve base; be financially stronger and more cost-efficient; and have an increased ability to pursue acquisitions. New Prize's focused growth strategy will be concentrated on the acquisition and exploitation of oil and gas properties in its core operating areas of the Permian Basin of West Texas and Southeastern New Mexico, the onshore Gulf Coast area of Texas and Louisiana, and the Mid-Continent area of Oklahoma and the Texas Panhandle.

BUSINESS STRATEGY

     New Prize will continue the same business strategy as Prize. See "Prize -- Business of Prize -- Business Strategy" on page 81.

STRENGTHS

     The principal strengths of New Prize will be the following:

  RESERVES AND PRODUCTION

     - New Prize will have, based on reserve estimates as of September 30, 1999, total proved reserves of approximately 290 Bcf of gas and 51 MMBbls of oil and natural gas liquids, or 99 MMBOE, with a PV-10 value of approximately $604 million. Approximately 77% of New Prize's proved reserves will be proved developed reserves.

     - New Prize's average net daily production, based on the nine months ended September 30, 1999, will be over 66 MMcf of gas and 9,327 Bbls of oil and natural gas liquids, or approximately 20,330 BOE.

     - New Prize's reserve base will be approximately 49% gas and 51% oil and natural gas liquids on a BOE basis.

     - New Prize's aggregate reserve to production ratio will be approximately 13 years. A significant benefit of owning long-lived reserves is an enhanced ability to provide long-term funding for additional growth opportunities.

     - All of New Prize's proved reserves will be in premier oil and gas producing areas typified by numerous long-life, multi-pay exploitation and exploration opportunities.

     - New Prize will operate over 1,500 producing wells, representing over 80% of the PV-10 value of its proved reserves and increasing its control over the implementation of its strategies and projects.

     - New Prize will have an extensive inventory of exploitation and development opportunities, including identified projects which represent approximately a two to three year inventory at current activity levels.

  MANAGEMENT

     - New Prize's executive management team will be led by Philip B. Smith, Lon
       C. Kile and D. Richard Massengill, the current chairman and chief executive officer, president, and vice president, respectively, of Prize.

     - New Prize's executive management team is well-rounded and experienced with over 75 years of collective experience in the oil and gas industry.

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

     - The members of this management team will collectively own approximately 6.3% of the New Prize common stock outstanding, assuming conversion of the New Prize convertible preferred stock, aligning their interests with those of the other New Prize stockholders.

  NATURAL GAS PARTNERS' OWNERSHIP

     - Investment partnerships affiliated with Natural Gas Partners will collectively own approximately 58% of the New Prize common stock, assuming conversion of the New Prize convertible preferred stock, and will be New Prize's largest stockholder upon consummation of the merger.

     - Natural Gas Partners enjoys a reputation as an active and experienced investor in the oil and gas industry.

     - Two of Natural Gas Partners' managers, Kenneth A. Hersh and David R. Albin, will serve as directors of New Prize. New Prize considers Natural Gas Partners' continued participation in the ownership and management of New Prize to be of substantial value, particularly in the areas of corporate finance activities, access to financial markets and building sponsorship of New Prize in the public arena.

NEW CREDIT FACILITY

     Each of Vista and Prize currently has a credit facility with BankBoston, N.A. and other banks. In conjunction with the completion of the merger, New Prize intends to enter into a new credit facility with BankBoston and other banks by amending Prize's existing credit facility, which will replace the existing facilities. New Prize has requested a $350 million to $400 million revolving credit facility subject to a borrowing base which is redetermined on a periodic basis. The new credit facility will establish a borrowing base determined by the banks' evaluation of New Prize's oil and gas reserves. New Prize has requested an initial borrowing base of approximately $250 million, which is an increase over the current combined borrowing bases of Vista and Prize. New Prize anticipates that the other terms of the new credit facility will be similar to the terms of Prize's existing credit facility. See
"Prize -- Management's Discussion and Analysis of Financial Condition and Results of Operations of Prize -- Liquidity and Capital Resources -- Credit Agreements" on page 77. There can be no assurance that New Prize will be able to enter into a new credit facility containing the terms discussed above.

MANAGEMENT

     DIRECTORS AND EXECUTIVE OFFICERS OF NEW PRIZE FOLLOWING THE MERGER. The board of directors and executive officers of Vista will change as a result of the merger. Set forth below is selected information regarding the persons who are expected to be the directors and executive officers of New Prize following the merger. Each director is elected for a one-year term. Executive officers are elected by the board of directors of New Prize and serve at its discretion.

NAME                             AGE                           POSITION
----                             ---                           --------
Philip B. Smith................  48    Director, Chairman of the Board of Directors, Chief
                                         Executive Officer and Treasurer
Lon C. Kile....................  44    Director, President and Chief Operating Officer
D. Richard Massengill..........  52    Vice President
Kenneth A. Hersh...............  36    Director
David R. Albin.................  40    Director
Scott D. Sheffield.............  47    Director
Mark L. Withrow................  52    Director

     The following is a brief description of the business background of each of the persons who will be the directors and executive officers of New Prize.

     Mr. Smith, the founder of Prize, has been chairman of the board of directors, chief executive officer, treasurer and a director of Prize since January 1999. He was also president of Prize during a portion of 1999. From 1996 until 1999, he served as a director of HS Resources, Inc. and Pioneer Natural Resources Company and its predecessor, MESA, Inc. In 1996, Mr. Smith founded a small independent oil and gas company which he managed until 1999. Mr. Smith served as president, chief executive officer and a director of Tide West Oil Company, an independent oil and gas company, from 1992 until 1996. He was president and a director of Draco Petroleum, Inc., a wholly-owned subsidiary of Tide West, from 1991 until 1996, and of Tide West Trading & Transport Company, formerly Draco Production Company, a wholly-owned subsidiary of Tide West, from 1989 until 1996. From 1986 until 1991, Mr. Smith was a senior vice president of Mega Natural Gas Company, a natural gas gathering company and the former parent company of Tide West Trading & Transport Company and its predecessor companies. Prior to that time, he held various technical and management positions at other independent and major oil and gas companies. He earned his M.B.A. from the University of Tulsa and his B.S. in mechanical engineering from Oklahoma State University.

     Mr. Kile has been president, chief operating officer and a director of Prize since June 1999. From 1997 until 1999, he was executive vice president of Pioneer Natural Resources Company, an independent oil and gas company. Mr. Kile joined Parker & Parsley Petroleum Company, an independent oil and gas company and a predecessor to Pioneer, in 1985 and was promoted to senior vice president -- investor relations in 1996. Previously, he was vice president and manager of the mid-continent division of Parker & Parsley. Prior to that, he held the positions of vice president -- equity finance & analysis and vice president -- marketing and program administration of Parker & Parsley. Before joining Parker & Parsley, he was employed as supervisor -- senior, audit, in charge of Parker & Parsley's audit, with Arthur Young & Co. Mr. Kile earned his Bachelor of Business Administration degree in accounting from Oklahoma State University.

     Mr. Massengill has been a vice president of Prize since July 1999. From 1998 to 1999, he served as reservoir engineering manager, domestic division for Pioneer Natural Resources Company. He was reservoir engineering manager for the mid-continent division of Pioneer and its predecessors from 1996 to 1998. Prior to that time, he held various positions with both large and small oil companies as well as an owner in consulting and acquisition companies. Mr. Massengill earned a Master of Science in Chemical Engineering from the University of Wyoming.

     Mr. Hersh, has been a director of Prize since January 1999. From 1989 to the present, he has been a manager of the Natural Gas Partners private equity investment funds which were organized to make equity investments in the oil and gas industry. Previously, he was employed by the investment banking division of Morgan Stanley & Co. Incorporated where he was a member of the firm's energy group specializing in oil and gas financing and acquisition transactions. Mr. Hersh serves as a director of Vista. Mr. Hersh earned an M.B.A. from the Stanford University Graduate School of Business and a B.A. from Princeton University.

     Mr. Albin has been a director of Prize since January 1999. From 1988 to the present, he has been a manager of the Natural Gas Partners private equity investment funds. Previously, he was employed as a portfolio manager for the Bass Investment Limited Partnership, a partnership formed by the Bass family of Fort Worth, Texas. Before joining Bass, he was a member of the oil and gas group in Goldman, Sachs & Co.'s investment banking division. Mr. Albin serves as a director of Vista. Mr. Albin earned a B.S. in physics and an M.B.A., both from Stanford University.

     Mr. Sheffield has been a director of Prize since June 1999. He has been president and chief executive officer of Pioneer since 1997. He was chairman of the board, president, chief executive officer and a director of Parker & Parsley Petroleum Company from 1990 until 1997. Mr. Sheffield was the sole director of Parker & Parsley from May 1990 until October 1990. Mr. Sheffield joined Parker & Parsley Development Company, a predecessor of Parker & Parsley, as a petroleum engineer in 1979. Mr. Sheffield served as vice president -- engineering of Parker & Parsley Development Company from 1981 until 1985, when he was elected president and a director. In 1989, Mr. Sheffield was elected chairman of the board and chief executive officer of Parker & Parsley Development Company. Before joining Parker & Parsley Development Company's predecessor, Mr. Sheffield was employed as a production and reservoir engineer for Amoco Production Company. Mr. Sheffield serves as a director of Pioneer. He earned his B.S. in Petroleum Engineering from the University of Texas.

     Mr. Withrow has been a director of Prize since June 1999. He has been executive vice president, general counsel and secretary of Pioneer since 1997. He served as vice president -- general counsel of Parker & Parsley Petroleum Company from 1991 until 1995, and served as senior vice president, general counsel of Parker & Parsley from 1995 until 1997. He was Parker & Parsley's secretary from 1992 until 1997. Mr. Withrow joined Parker & Parsley Development Company in 1991. Prior to that time, Mr. Withrow was the managing partner of the law firm of Turpin, Smith, Dyer, Saxe & MacDonald, Midland, Texas. He earned his J.D. from Texas Tech University and his B.S. in Accounting from Abilene Christian University.

     EXECUTIVE COMPENSATION. The compensation of the executive officers of New Prize will be initially set at the same level as currently being paid in connection with their services for Prize. After consummation of the merger, New Prize's compensation committee will determine any adjustments to the compensation of these officers. The executive officers of New Prize will be Philip B. Smith, Lon C. Kile and David R. Massengill. These officers' current annual salaries in connection with their services for Prize are $140,000, $225,000 and $115,000, respectively. These officers will also be eligible to receive performance bonuses at the discretion of the New Prize board and stock option grants under New Prize's stock option plan. In addition, New Prize intends to implement a 401(k) plan in which its officers and employees will be able to participate. During 1999, Messrs. Smith, Kile and Massengill have been granted stock options for 643.417 shares, 321.707 shares and 160.854 shares of Prize common stock each at an exercise price of $13,053 per share, respectively, under Prize's stock option plan. Assuming the merger closes on January 28, 2000, and after giving effect to the one-for-seven reverse stock split, these outstanding options may be exercised to acquire 1,072,033 shares, 536,014 shares and 268,007 shares of New Prize common stock, each at an exercise price of $7.83 per share. See "Prize -- Management's Discussion and Analysis of Financial Condition and Results of Operations of Prize -- Stock Options and Compensation Expense" on page 78. None of the executive officers of Prize have employment agreements and none of the executive officers of New Prize are expected to have employment agreements.

     DIRECTOR COMPENSATION. The compensation of the directors of New Prize will be initially the same as that currently being paid to the directors of Vista. Accordingly, directors who are also employees of New Prize will not be separately compensated for serving on the New Prize board of directors. Directors who are not employees of New Prize will receive $250 per meeting for their services as directors. In addition, New Prize will reimburse directors for reasonable expenses incurred in connection with attending meetings of New Prize's board and its committees. After consummation of the merger, New Prize's board will determine any adjustments to the compensation of directors. The directors of Prize currently are not compensated for serving on the Prize board of directors, except for reimbursement of their reasonable expenses incurred in connection with attending meetings of Prize's board.

  VISTA STOCK OPTION PLAN

     The description set forth below represents a summary of the material terms and conditions of the Vista stock option plan. After the merger, the Vista stock option plan will remain in effect and will become a stock option plan of New Prize.

  General

     Vista may grant awards with respect to shares of Vista common stock under the Vista stock option plan to officers, directors and employees of Vista or any parent or subsidiary corporation of Vista. The awards under the Vista stock option plan include (1) incentive stock options qualified as such under U.S. federal income tax laws and (2) stock options that do not qualify as incentive stock options. The number of shares of Vista common stock that may be subject to outstanding awards under the Vista stock option plan is 900,000, or 128,572 shares after the merger. As of the date of this document, no options are outstanding under the Vista stock option plan.

     The board of directors of Vista or any committee designated by it may administer the Vista stock option plan. The committee has broad discretion to administer the Vista stock option plan, interpret its provisions and adopt policies for implementing the Vista stock option plan. This discretion includes the ability to select the recipient of an award, determine the type and amount of each award, establish the terms of each award, accelerate vesting or exercisability of an award, determine whether performance conditions have been satisfied and otherwise modify or amend any award under the Vista stock option plan. Nevertheless, no awards for more than 36,429 shares may be granted to any one employee in a calendar year.

  Awards

     The committee determines the exercise price of each option granted under the Vista stock option plan. The exercise price for an incentive stock option must not be less than the fair market value of the Vista common stock on the date of grant. Stock options may be exercised as the committee determines, but not later than ten years from the date of grant in the case of incentive stock options. At the discretion of the committee, holders may use shares of stock to pay the exercise price, including shares issuable upon exercise of the option.

  Other Provisions

     At the committee's discretion and subject to conditions that the committee may impose, a participant's tax withholding with respect to an award may be satisfied by the withholding of shares of Vista common stock issuable pursuant to the award or the delivery of previously owned shares of Vista common stock, in either case based on the fair market value of the shares.

     If a change of control occurs or Vista enters into an agreement providing for a change of control, then the committee may declare any or all options outstanding under the Vista stock option plan to be exercisable in full at such time or times as the committee shall determine. Each option accelerated by the committee according to the preceding sentence shall terminate on the date, which shall not be later than the stated exercise date, as the committee shall determine.

     Without stockholder approval, the Vista board may not amend the Vista stock option plan to increase the total number of shares of Vista common stock that may be issued under the Vista stock option plan. Otherwise, the Vista board may at any time alter, amend, modify, suspend or terminate the Vista stock option plan. No award may be issued under the Vista stock option plan after the tenth anniversary of stockholder approval of the plan, which occurred in 1998.

RELATED PARTY TRANSACTIONS

     ADVISORY SERVICES AND INDEMNIFICATION AGREEMENT. Prize has entered into an advisory services and indemnification agreement, dated as of January 25, 1999, as amended, with Natural Gas Partners V, L.P., a more than 5% stockholder of Prize. Kenneth A. Hersh and David R. Albin, representatives of Natural Gas Partners, also serve as directors of Prize. According to the terms of the agreement, Prize currently pays Natural Gas Partners $150,000 per year, and reimburses Natural Gas Partners for various expenses, in consideration for certain consulting and financial advisory services provided by Natural Gas Partners and its representatives. The agreement is expected to be continued with New Prize. Vista has a similar advisory services agreement with Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P., more than 5% stockholders of Vista, except that the annual fee is $75,000 per year. Kenneth A. Hersh, David R. Albin and John S. Foster, representatives of Natural Gas Partners, also serve as directors of Vista. This agreement is expected to be terminated upon completion of the merger.

     FEES AND REIMBURSEMENTS. In connection with the formation and organization of Prize in January 1999 and additional investment by Natural Gas Partners V, L.P. in Prize in June 1999, Prize paid fees of $560,000, in the aggregate, to Natural Gas Partners. In addition, Prize reimbursed Natural Gas Partners for its out-of-pocket expenses incurred in connection with these transactions. Natural Gas Partners is a more than 5% stockholder of Prize, and its representatives, Kenneth A. Hersh and David R. Albin, serve as directors of Prize.

     See "The Merger -- Other Agreements" on page 40 for a description of the registration rights agreement, the voting and shareholders agreement and the joint participation agreement.

                              THE MERGER AGREEMENT

     The following section describes the material terms of the merger agreement. The full text of the merger agreement is attached as Annex A to this document and is incorporated by reference in this document. We encourage you to read the entire merger agreement.

STRUCTURE; EFFECTIVE TIME

     The merger agreement provides for the merger of a wholly-owned subsidiary of Vista into Prize, with Prize surviving the merger and becoming a wholly-owned subsidiary of Vista. The merger will become effective at the time of the filing of a certificate of merger with the Secretary of State of the State of Delaware or at a later time as agreed in writing by the parties and specified in the certificate of merger, which is expected to occur as soon as practicable after the last condition precedent to the merger set forth in the merger agreement has been satisfied or waived, but not later than February 1, 2000.

CONVERSION OR CANCELLATION OF PRIZE SECURITIES IN THE MERGER

     Assuming the merger closes on January 28, 2000, each share of Prize common stock outstanding immediately prior to the effective time, other than dissenting shares, will, at the effective time, automatically convert into 1,666.156 shares of New Prize common stock and each share of Prize convertible preferred stock outstanding immediately prior to the effective time, other than dissenting shares, will, at the effective time, automatically convert into 1,666.156 shares of New Prize convertible preferred stock. The above conversion ratio is based on the number of outstanding shares of Prize common and convertible preferred stock and Vista common stock as of the date of this document and reflects the one-for-seven reverse stock split. See also "The Merger -- Consideration" on page 24.

DIRECTORS AND OFFICERS OF NEW PRIZE FOLLOWING THE MERGER

     As a condition to the closing under the merger agreement, Prize shall receive the resignations of each of the executive officers and directors of Vista, except David R. Albin and Kenneth A. Hersh, who shall continue to serve as directors of New Prize after completion of the merger. It is anticipated that Prize will designate, and the existing directors will appoint, Philip B. Smith, Lon C. Kile, Scott D. Sheffield and Mark L. Withrow to fill the vacancies on the board of New Prize.

     After the merger, it is anticipated that the board of directors of New Prize will appoint the current executive officers of Prize to serve as the executive officers of New Prize.

CONVERSION OF SHARES

     At the effective time, Vista will deliver certificates representing shares of New Prize common stock and convertible preferred stock, respectively, in exchange for certificates representing shares of Prize common stock and convertible preferred stock. Assuming the merger closes on January 28, 2000, holders of Prize common stock and convertible preferred stock who surrender their certificates to Vista will receive 1,666.156 shares of New Prize common stock for each surrendered share of Prize common stock, and 1,666.156 shares of New Prize convertible preferred stock for each surrendered share of Prize convertible preferred stock. The above conversion ratio is based on the number of outstanding shares of Prize common and convertible preferred stock and Vista common stock as of the date of this document and reflects the one-for-seven reverse stock split.

CONDUCT OF BUSINESS PRIOR TO MERGER

     From the date of the execution of the merger agreement until the effective time, Vista and its subsidiaries and Prize and its subsidiaries are required to conduct their businesses only in the ordinary course consistent with past practice. In particular, except as otherwise provided in the merger agreement,

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

during this period, Vista may not, without Prize's prior written consent, and Prize may not, without Vista's prior written consent:

     - issue any securities or amend the terms of any of its outstanding securities;

     - merge or consolidate with, or transfer all or substantially all of its assets to, any other corporation, partnership, or other business entity;

     - acquire any corporation, partnership or other business entity, except, in the case of Prize, having an acquisition price of $500,000 or less;

     - sell, lease, transfer or otherwise dispose of any of its assets with a value of, in the case of Vista, more than $100,000 and, in the case of Prize, more than $500,000;

     - incur indebtedness outside the ordinary course of business or permit to be outstanding under their respective senior bank credit facilities indebtedness for borrowed money in excess of, in the case of Vista, $55,000,000 and, in the case of Prize, $150,000,000;

     - resign or voluntarily relinquish any right as operator of any of its oil and gas interests;

     - enter into any employee benefit plan or compensation plan;

     - create, incur, assume or permit to exist any lien on any of its assets, except for permitted encumbrances; or

     - increase the compensation payable or modify the employment or severance agreements with any employee or consultant.

COVENANTS AND AGREEMENTS

     SPECIAL MEETINGS. Vista and Prize have agreed to cause the special meetings of their stockholders to be duly called and held as promptly as practicable for the purpose of voting on the approval and adoption of the merger agreement and, in the case of Vista, effecting a reverse stock split, as discussed in this document.

     NO SOLICITATION. In the merger agreement, Vista has agreed that:

     - it will immediately cease and cause to be terminated any existing activities, discussions or negotiations conducted prior to the date of the merger agreement with respect to any Alternative Proposal, as defined below; and

     - it will not, and will instruct each of its directors, officers, employees, agents, attorneys, independent accountants, independent financial advisors and other affiliates not to, solicit, initiate or knowingly encourage the submission of an Alternative Proposal.

     However, the merger agreement does not prohibit:

     - Vista from entering into discussions or negotiations with a third party with respect to an Alternative Proposal and furnishing that third party information concerning Vista;

     - Vista's board from taking and disclosing to the stockholders of Vista a position with respect to a tender offer by a third party pursuant to Rule 14e-2 under the Securities Exchange Act of 1934; and

     - Vista's board from withdrawing or modifying its approval or recommendation of the merger and the merger agreement;

if the Vista board determines that this action or disclosure is required in order for the Vista board to act in a manner consistent with its fiduciary duties to the Vista stockholders.

     The term "Alternative Proposal" means any offer or proposal to acquire all or any part of the Vista common stock or all or any material portion of the assets or business of Vista, other than the merger, whether by merger, purchase of assets, tender offer, exchange offer or otherwise.

     INDEMNIFICATION AND INSURANCE OF VISTA OFFICERS AND DIRECTORS. Prize has agreed that, for six years after the effective time, New Prize will indemnify and hold harmless the present and former directors, officers and controlling stockholders of Vista and its subsidiaries against various liabilities. Prize will indemnify these individuals to the extent provided by the Delaware General Corporation Law and Vista's certificate of incorporation, bylaws and indemnification agreements in effect at the effective time. Prize has also agreed to maintain Vista's officers' and directors' liability insurance policy, or to purchase a "tail" policy, for a period of at least six years after the effective time, provided that the aggregate amount of premiums paid for the insurance during this period do not exceed 200% of the last annual premium paid by Vista prior to the date that the merger agreement was signed.

     SEVERANCE. Under the terms of the merger agreement, after the closing of the merger, New Prize will promptly pay severance payments due under the New Prize severance benefit plan. Under the terms of the severance benefit plan, if New Prize terminates the employment of New Prize employees within six months after the closing of the merger, each employee so terminated shall receive from New Prize one month's salary plus an additional month's salary for each year of service with Vista rounded up to the nearest month.

     ADDITIONAL MUTUAL COVENANTS. The merger agreement contains certain mutual covenants of the parties, including covenants relating to:

     - access to information;

     - confidential treatment of non-public information;

     - preparation of this document;

     - the listing on the American Stock Exchange of the New Prize common stock to be issued in conjunction with the merger;

     - agreements of affiliates of Prize regarding restrictions on selling New Prize common stock;

     - public announcements;

     - notification of various matters;

     - payment of expenses in connection with the merger;

     - registration rights for all holders of shares of Prize common stock and convertible preferred stock and various holders of Vista common stock and Vista warrants; and

     - amendment of Vista's certificate of incorporation to effect a reverse stock split.

REPRESENTATIONS AND WARRANTIES OF VISTA AND PRIZE

     The merger agreement contains substantially reciprocal representations and warranties of Vista and Prize as to various matters, such as:

     - due organization and good standing;

     - corporate authorization to enter into the contemplated transaction;

     - governmental approvals required in connection with the contemplated transaction;

     - absence of any breach of organizational documents and material agreements as a result of the contemplated transaction;

     - capital structure;

     - financial statements;

     - absence of material changes, including changes which would have a material adverse effect, since June 30, 1999;

     - absence of undisclosed material liabilities;

     - compliance with laws and court orders;

     - governmental regulation;

     - litigation;

     - tax matters;

     - employee matters;

     - environmental matters;

     - trademarks and other proprietary rights;

     - status and operation of oil and gas properties;

     - title to assets;

     - accounts receivable;

     - insurance coverage;

     - absence of brokers in connection with the merger;

     - hedging; and

     - year 2000 issues.

     The merger agreement defines the term "material adverse effect" to mean a result or consequence that:

     - would materially adversely affect the financial or other condition, results of operations or business of Vista and its subsidiaries, in the aggregate, or Prize and its subsidiaries, in the aggregate, as applicable, or the aggregate value of their assets;

     - would materially impair the ability of Vista and its subsidiaries, in the aggregate, or Prize and its subsidiaries, in the aggregate, as applicable, to own, hold, develop or operate their assets; or

     - would impair Vista's or Prize's, as applicable, ability to perform its obligations under the merger agreement or consummate the merger.

     The representations and warranties in the merger agreement do not survive the effective time of the merger.

CONDITIONS TO THE MERGER

     CONDITIONS TO THE OBLIGATION OF EACH PARTY. The obligations of Vista and Prize to consummate the merger are dependent on the satisfaction of the following conditions:

     - the merger agreement shall have been approved by the vote of a majority of the outstanding common stock of Vista and by a majority of the outstanding common stock and convertible preferred stock of Prize;

     - the receipt of all necessary governmental approvals;

     - the absence of any injunction, order or other legal restraint or prohibition that would prohibit the consummation of the merger;

     - the registration statement to register the shares of New Prize common stock and New Prize preferred stock to be issued in the merger shall have been filed by Vista with the Securities and Exchange Commission and been declared effective and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for this purpose shall be pending before or threatened by the Securities and Exchange Commission;

     - the receipt by each of Vista and Prize of accountants' letters regarding financial matters of each company; and

     - the shares of New Prize common stock to be issued in the merger shall have been approved for listing on the American Stock Exchange, subject to official notice of issuance.

     Neither Vista nor Prize is aware of any governmental or regulatory filings or approval required in connection with the merger, other than compliance with applicable securities laws.

     CONDITIONS TO THE OBLIGATION OF VISTA. The obligation of Vista to consummate the merger is further subject to the satisfaction of the following conditions:

     - Prize shall have performed in all material respects the obligations required to be performed by it at or prior to the effective time and each of Prize's representations and warranties contained in the merger agreement shall be true and correct in all material respects as of the effective time as if made at that time;

     - Vista shall have received a letter from some of Prize's stockholders regarding restrictions on sales of Vista securities;

     - the absence of any change in the business or operations of Prize or any of its subsidiaries that would have a material adverse effect on Prize;

     - Vista shall have received an opinion from Dain Rauscher Wessels to the effect that the merger is fair to Vista and its stockholders from a financial point of view and the opinion shall not have been withdrawn, revoked or modified; and

     - Vista shall have received an opinion from Conners & Winters, A Professional Corporation, covering various corporate matters about Prize.

     CONDITIONS TO THE OBLIGATION OF PRIZE. The obligation of Prize to consummate the merger is further subject to the satisfaction of the following conditions:

     - Vista shall have performed in all material respects the obligations required to be performed by it at or prior to the effective time and each of Vista's representations and warranties contained in the merger agreement shall be true and correct in all material respects as of the effective time as if made at that time;

     - Prize shall have received an opinion from Conner & Winters, A Professional Corporation, that

      -- the merger shall constitute a reorganization under Section 368(a) of the Internal Revenue Code,

      -- Vista, Prize and the Vista subsidiary that will merge into Prize will each be a party to that reorganization,

      -- no gain or loss will be recognized by Vista, Prize or the Vista subsidiary by reason of the merger, and

      -- no gain or loss will be recognized by holders of Prize common stock or convertible preferred stock by reason of the merger upon the conversion of shares of Prize common stock into New Prize common stock or Prize convertible preferred stock into New Prize convertible preferred stock, and the opinion shall not have been withdrawn, revoked or modified;

     - the absence of any change in the business or operations of Vista or any of its subsidiaries that would have a material adverse effect on Vista;

     - except as otherwise designated by Prize, Prize shall have received the written resignations, effective as of the closing date, of all officers and some members of the boards of directors of Vista and all of its subsidiaries;

     - Vista, Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. and the most senior executive officers of Vista shall have executed and delivered the registration rights agreement;

     - Vista shall have delivered to its transfer agent a letter of instruction authorizing the issuance of certificates representing New Prize securities to Prize stockholders;

     - Prize shall have received an opinion from Vinson & Elkins L.L.P. covering various corporate matters about Vista;

     - Vista shall have assumed the obligations of Prize under the joint participation agreement;

     - Vista shall have executed and delivered the voting and shareholders agreement; and

     - Vista shall have amended its bylaws to reflect provisions substantially the same as the Prize bylaws.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time prior to the effective time, whether before or after approval by the stockholders of Vista and Prize:

     - by the mutual written consent of Vista and Prize;

     - by either Vista or Prize, if the merger has not been consummated by February 1, 2000;

     - by either Vista or Prize, if any final and non-appealable order, decree, ruling or other action enjoining any party from consummating the merger shall have been entered by any governmental authority;

     - by either Vista or Prize, if the requisite stockholder approval is not obtained by a vote at duly held meetings of Vista stockholders and Prize stockholders, as the case may be, or at any adjournment or postponement thereof;

     - by Vista, if Prize is in material breach of the merger agreement and the breach is not cured in all material respects within 10 days after notice of the breach;

     - by Prize, if Vista is in material breach of the merger agreement and the breach is not cured in all material respects within 10 days after notice of the breach;

     - by Vista, if Vista is prepared to accept a bona fide written acquisition proposal which the board of directors of Vista concludes in good faith is a superior acquisition proposal; or

     - by Prize, if the board of directors of Vista amends or withdraws its recommendation of the merger agreement or the merger and does not reinstate its recommendation within five business days after the amendment or withdrawal.

     If the merger agreement is validly terminated, only provisions related to the following will survive:

     - confidentiality;

     - termination fee and expenses;

     - information supplied for use in this document;

     - public announcements;

     - payment of expenses;

     - notices; and

     - governing law.

     The confidentiality agreement entered into between Vista and Prize on September 14, 1999, will continue in effect despite termination of the merger agreement.

TERMINATION FEE AND EXPENSES

     If the merger agreement is terminated by Vista in order to accept a superior acquisition proposal, then Vista shall pay to Prize $400,000 as a non-accountable reimbursement to Prize for its out-of-pocket fees, costs and expenses and an additional fee equal to $1,100,000.

MERGER EXPENSES

     The merger agreement provides that all expenses incurred by the parties to the merger agreement shall be borne solely and entirely by the party that has incurred the expenses. Vista will pay all costs and expenses in connection with the printing of this document, as well as all Securities and Exchange Commission filing fees and fees to comply with applicable state securities or "blue sky" laws related to the transactions contemplated by the merger agreement. The costs and expenses associated with mailing this document to Vista stockholders and the soliciting of votes of Vista stockholders will be paid by Vista. The costs and expenses associated with mailing this document to Prize stockholders and the soliciting of votes of Prize stockholders will be paid by Prize.

AMENDMENTS

     The merger agreement may be amended only by written agreement of Vista and Prize at any time before the effective time. However, after the required Vista or Prize stockholder approval, no amendment may be made to the merger agreement that by law requires further approval by the stockholders of Vista or Prize without obtaining that further stockholder approval.

                 OWNERSHIP OF VISTA, PRIZE AND NEW PRIZE STOCK

     The following table sets forth:

     - as of the date of this document, the number and percentage of the outstanding shares of Vista common stock that are beneficially owned by the directors and executive officers of Vista, as well as by each person or entity known by Vista to beneficially own more than 5% of the Vista common stock;

     - as of the date of this document, the number and percentage of the outstanding shares of Prize common stock and convertible preferred stock that are beneficially owned by the directors and executive officers of Prize, as well as by each person or entity known by Prize to beneficially own more than 5% of the Prize common stock or convertible preferred stock; and

     - the number and percentage of the outstanding shares of New Prize's common stock and convertible preferred stock that will be owned by all of these persons after the merger.

     Shares of common stock which were not outstanding but which could be acquired by a person upon exercise of an option or warrant or conversion of preferred stock within 60 days of the date of this document or the effective time of the merger, as applicable, are deemed outstanding for the purpose of computing the percentage of outstanding shares of common stock beneficially owned by that person. These shares, however, are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares of common stock beneficially owned by any other person.

     The column showing the number of shares of New Prize securities beneficially owned reflects a one-for-seven reverse stock split to be effective immediately before closing of the merger, and, with respect to the Prize stockholders, is based on the number of outstanding shares of Prize common and convertible preferred stock and Vista common stock as of the date of this document and assumes the merger closes on January 28, 2000.

     Except as otherwise indicated below, Vista or Prize, as applicable, respectively believes that each individual or entity named has sole investment and voting power with respect to shares of stock indicated as beneficially owned by them.

                                            SHARES OF VISTA                SHARES OF PRIZE               SHARES OF NEW PRIZE
                                          BENEFICIALLY OWNED              BENEFICIALLY OWNED             BENEFICIALLY OWNED
                                     -----------------------------   ----------------------------   -----------------------------
                                       NUMBER           PERCENTAGE    NUMBER           PERCENTAGE     NUMBER           PERCENTAGE
                                     ----------         ----------   ---------         ----------   ----------         ----------
COMMON STOCK:
 Vista
Natural Gas Partners II, L.P.
 777 Main Street, Suite 2250,
 Fort Worth, Texas 76102...........   6,158,726(1)        32.51%           N/A              N/A        879,818(1)          8.00%
Natural Gas Partners III, L.P.
 777 Main Street, Suite 2250,
 Fort Worth, Texas 76102...........   8,417,569(2)        42.32%           N/A              N/A      1,202,510(2)         10.80%
C. Randall Hill
 550 West Texas Avenue, Suite 700,
 Midland, Texas 79701..............   1,492,118(3)         8.78%           N/A              N/A        213,160(3)          1.99%
Steven D. Gray
 550 West Texas Avenue, Suite 700,
 Midland, Texas 79701..............   1,492,118(4)         8.78%           N/A              N/A        213,160(4)          1.99%
R. Cory Richards
 550 West Texas Avenue, Suite 700,
 Midland, Texas 79701..............     823,083(5)         4.92%           N/A              N/A        117,584(5)          1.10%
Kenneth A. Hersh
 777 Main Street, Suite 2250,
 Fort Worth, Texas 76102...........  14,576,295(6)        64.88%           N/A              N/A      9,413,412(7)         81.82%
David R. Albin
 100 N. Guadalupe, Suite 205,
 Santa Fe, New Mexico 87501........  14,576,295(6)        64.88%           N/A              N/A      9,413,412(7)         81.82%

                                            SHARES OF VISTA                SHARES OF PRIZE               SHARES OF NEW PRIZE
                                          BENEFICIALLY OWNED              BENEFICIALLY OWNED             BENEFICIALLY OWNED
                                     -----------------------------   ----------------------------   -----------------------------
                                       NUMBER           PERCENTAGE    NUMBER           PERCENTAGE     NUMBER           PERCENTAGE
                                     ----------         ----------   ---------         ----------   ----------         ----------
John S. Foster
 500 West Putnam Avenue, 4th Floor,
 Greenwich, Connecticut 06830......  14,576,295(6)        64.88%           N/A              N/A      2,082,328(7)         18.10%
John Q. Adams
 2350 Airport Freeway, Suite 280,
 Bedford, Texas 76022..............     362,275(8)         2.20%           N/A              N/A         51,754(8)          0.49%
All executive officers and
 directors as a group (7
 persons)..........................  18,745,889(9)        77.43%           N/A              N/A     10,009,068(10)        85.15%
 Prize
Natural Gas Partners V, L.P.
 777 Main Street, Suite 2250,
 Fort Worth, Texas 76102...........         N/A             N/A      4,400.000            88.37%     7,331,086            68.93%
Philip B. Smith
 20 E. 5th Street, Suite 1400,
 Tulsa, Oklahoma 74103.............         N/A             N/A      1,097.355(11)(12)    19.78%     1,828,364(11)(12)    15.79%
Lon C. Kile
 3500 William D. Tate, Suite 200,
 Grapevine, Texas 76051............         N/A             N/A        346.707(13)         6.54%       577,668(13)         5.17%
David R. Massengill................         N/A             N/A        160.854(14)         3.13%       268,008(14)         2.46%
Kenneth A. Hersh
 777 Main Street, Suite 2250,
 Fort Worth, Texas 76102...........         N/A             N/A       4,400.00(15)        88.37%     9,413,412(7)         81.82%
David R. Albin
 100 N. Guadalupe, Suite 205,
 Santa Fe, New Mexico 87501........         N/A             N/A       4,400.00(15)        88.37%     9,413,412(7)         81.82%
Scott D. Sheffield
 1400 Williams Square West,
 5205 N. O'Connor Boulevard,
 Irving, Texas 75039...............         N/A             N/A             --(16)           --             --(16)           --
Mark L. Withrow
 1400 Williams Square West,
 5205 N. O'Connor Boulevard,
 Irving, Texas 75039...............         N/A             N/A             --(16)           --             --(16)           --
All executive officers and
 directors as a group (7
 persons)..........................         N/A             N/A      6,004.916(12)        99.58%    12,087,452(12)(16)    91.18%
                                                                              (16)(17)                        (18)(19)
Pioneer Natural Resources USA, Inc.
 1400 Williams Square West,
 5205 N. O'Connor Boulevard,
 Irving, Texas 75039...............         N/A             N/A      2,342.308(20)        31.99%     3,979,372(20)        27.23%
SERIES A 6% CONVERTIBLE PREFERRED
 STOCK:
Pioneer Natural Resources USA, Inc.
 1400 Williams Square West,
 5205 N. O'Connor Boulevard,
 Irving, Texas 75039...............         N/A             N/A      2,342.308(21)       100.00%     3,979,372           100.00%

---------------

 (1) Includes 2,576,760 shares, after the reverse stock split 368,109 shares, issuable upon exercise of stock warrants currently exercisable at an exercise price of $4.00 per share, after the merger $28.00 per share.

 (2) Includes 3,521,841 shares, after the reverse stock split 503,120 shares, issuable upon exercise of stock warrants currently exercisable at an exercise price of $4.00 per share, after the merger $28.00 per share.

 (3) Includes 632,838 shares, after the reverse stock split 90,405 shares, issuable upon exercise of stock warrants currently exercisable at an exercise price of $4.00 per share, after the merger $28.00 per share.

 (4) Includes 632,838 shares, after the reverse stock split 90,405 shares, issuable upon exercise of stock warrants currently exercisable at an exercise price of $4.00 per share, after the merger $28.00 per share.

 (5) Includes 352,919 shares, after the reverse stock split 50,417 shares, issuable upon exercise of stock warrants currently exercisable at an exercise price of $4.00 per share, after the merger $28.00 per share.

 (6) Represents shares of Vista common stock beneficially owned by Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. Messrs. Hersh, Albin and Foster serve as directors of Vista and constitute three of the four managing members of each entity that serves as the ultimate general partner of Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P., and they own interests in these Natural Gas Partners partnerships. Accordingly, they may be deemed to beneficially own, or otherwise control, the voting of all or some portion of the shares of Vista common stock owned by Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. Messrs. Hersh, Albin and Foster disclaim beneficial ownership of the common stock of Vista owned by Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P.

 (7) Represents shares of New Prize common stock beneficially owned by Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. and, as to Messrs. Hersh and Albin, Natural Gas Partners V, L.P. Messrs. Hersh, Albin and Foster serve as directors of Vista and constitute three of the four managing members of each entity that serves as the ultimate general partner of Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. Messrs. Hersh and Albin, who will serve as directors of New Prize, constitute all of the managing members of the entity that serves as the ultimate general partner of Natural Gas Partners V, L.P. They also own interests in these Natural Gas Partners partnerships. Accordingly, they may be deemed to beneficially own, or otherwise control, the voting of all or some portion of the shares of common stock of New Prize owned by Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. and, as to Messrs. Hersh and Albin, Natural Gas Partners V, L.P. Messrs. Hersh, Albin and Foster disclaim beneficial ownership of these shares.

 (8) Includes 126,875 shares, after the reverse stock split 18,125 shares, issuable upon exercise of stock warrants currently exercisable at an exercise price of $4.00 per share, after the merger $28.00 per share.

 (9) Includes 1,745,470 shares, after the reverse stock split 249,353 shares, issuable upon exercise of stock warrants held by Messrs. Hill, Gray, Richards and Adams currently exercisable at an exercise price of $4.00 per share, after the merger $28.00 per share. Also includes shares of Vista common stock beneficially owned by Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. Messrs. Hersh, Albin and Foster disclaim beneficial ownership of the common stock of Vista beneficially owned by Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P.

(10) Includes 249,353 shares, after the reverse stock split, issuable upon exercise of stock warrants held by Messrs. Hill, Gray, Richards and Adams currently exercisable at an exercise price of $28.00 per share, after the merger. Also includes shares of New Prize common stock beneficially owned by Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. and Natural Gas Partners V, L.P. Messrs. Hersh, Albin and Foster disclaim beneficial ownership of the common stock of New Prize beneficially owned by Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. and Natural Gas Partners V, L.P.

(11) Includes 568.417 shares issuable upon exercise of stock options which are exercisable within 60 days of the date of this document at an exercise price of $13,053 per share, after the merger 947,071 shares issuable upon exercise of stock options then currently exercisable at an exercise price of $7.83 per share.

(12) Includes (a) 50.525 shares, after the merger 84,183 shares, held by the Scott C. Smith Irrevocable Trust, of which Mr. Smith is the trustee, and
     (b) 50.525 shares, after the merger 84,183 shares, held by the Laura E. Smith Irrevocable Trust, of which Mr. Smith is the trustee. Mr. Smith has sole voting power with respect to all of the shares shown in the table and sole investment power with respect to 883.411 of these shares, after the merger 1,471,900 of these shares.

(13) Includes 321.707 shares issuable upon exercise of stock options which are exercisable within 60 days of the date of this document at an exercise price of $13,053 per share, after the merger

     536,014 shares issuable upon exercise of stock options then currently exercisable at an exercise price of $7.83 per share.

(14) Represents shares issuable upon exercise of stock options which are exercisable within 60 days of the date of this document at an exercise price of $13,053 per share, after the merger 268,008 shares issuable upon exercise of stock options then currently exercisable at an exercise price of $7.83 per share.

(15) Represents shares of Prize common stock beneficially owned by Natural Gas Partners V, L.P. Messrs. Hersh and Albin constitute two of the three managing members of the entity that serves as the ultimate general partner of Natural Gas Partners V, L.P., and own interests in this partnership. Accordingly, they may be deemed to beneficially own, or otherwise control, the voting of all or some portion of the shares of common stock of Prize beneficially owned by Natural Gas Partners V, L.P. Messrs. Hersh and Albin disclaim beneficial ownership of these shares.

(16) Does not include shares of convertible preferred stock of Prize or New Prize, as applicable, which are currently convertible, at the option of the holder, into shares of common stock of Prize or New Prize, as applicable, owned by Pioneer Natural Resources USA, Inc., a wholly-owned subsidiary of Pioneer Natural Resources Company. Mr. Sheffield is a director and executive officer of, and Mr. Withrow is an executive officer of, Pioneer Natural Resources Company. Messrs. Sheffield and Withrow disclaim beneficial ownership of these shares.

(17) Includes 1,050.978 shares issuable upon exercise of stock options which are exercisable within 60 days of the date of this document at an exercise price of $13,053 per share, after the merger 1,751,093 shares issuable upon exercise of stock options then currently exercisable at an exercise price of $7.83 per share. Also includes shares of Prize common stock beneficially owned by Natural Gas Partners V, L.P. Messrs. Hersh and Albin disclaim beneficial ownership of the common stock of Prize beneficially owned by Natural Gas Partners V, L.P.

(18) Includes, after the merger, 1,751,093 shares issuable upon exercise of stock options then currently exercisable at an exercise price of $7.83 per share. Also includes shares of New Prize common stock beneficially owned by Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. and Natural Gas Partners V, L.P. Messrs. Hersh and Albin disclaim beneficial ownership of the common stock of New Prize beneficially owned by Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. and Natural Gas Partners V, L.P.

(19) Includes all New Prize officers and directors as a group consisting of 7 persons.

(20) Represents shares issuable upon conversion of convertible preferred stock of Prize or New Prize, as applicable, which is currently convertible, at the option of the holder.

(21) Does not include the additional shares of convertible preferred stock accrued as a dividend on the outstanding shares of convertible preferred stock since September 30, 1999, the most recent date of payment of a dividend. Dividends accrue at the rate of 6% per annum of the stated value, which is currently $13,000, of a share of convertible preferred stock and are currently payable by issuance of additional shares of Prize convertible preferred stock.

                        COMPARISON OF STOCKHOLDER RIGHTS

GENERAL

     The rights of Vista stockholders are currently governed by the Delaware General Corporation Law and the certificate of incorporation and bylaws of Vista. The rights of Prize stockholders are currently governed by the Delaware General Corporation Law and the certificate of incorporation and bylaws of Prize. In connection with the merger, the Vista certificate of incorporation is being amended to effect a one-for-seven reverse stock split and a name change to "Prize Energy Corp." The following is a summary of the material differences between the current rights of Prize stockholders and those of Vista stockholders.

     The following summary of the material differences among the Vista certificate of incorporation, the Vista bylaws, the Prize certificate of incorporation and the Prize bylaws may not contain all the information that is important to you. To review all provisions and differences of these documents in full detail, please read the full text of these documents and the Delaware General Corporation Law. Copies of the Vista certificate of incorporation, Vista bylaws, Prize certificate of incorporation and Prize bylaws will be sent to holders of shares of Vista common stock, Prize common stock and Prize convertible preferred stock upon request. For information on how these documents may be obtained, see "Where You Can Find More Information" on page 116.

SUMMARY COMPARISON OF TERMS OF VISTA SECURITIES AND PRIZE SECURITIES

     On completion of the merger, the rights of Vista stockholders and of Prize stockholders who become New Prize stockholders in the merger will be governed by the Delaware General Corporation Law and the Vista certificate of incorporation. Immediately after the merger is completed, the New Prize board of directors will replace the Vista bylaws with bylaws that are substantially the same as the Prize bylaws.

      AUTHORIZED CAPITAL STOCK; AMENDMENT OF CERTIFICATE OF INCORPORATION

                    VISTA                                           PRIZE
Concurrently with consummation of the merger,   The Prize certificate of incorporation is not
the Vista certificate of incorporation will     being amended as part of the merger.
be amended to effect a one-for-seven reverse
stock split with respect to all then
outstanding shares of Vista common stock.
  The authorized capital stock of Vista         The authorized capital stock of Prize
consists of 50,000,000 shares of common stock   consists of 20,000 shares of common stock and
and 10,000,000 shares of preferred stock.       10,000 shares of convertible preferred stock.

                               BOARD OF DIRECTORS

                    VISTA                                           PRIZE
Number of Directors. The Vista certificate of   Number of Directors. The Prize certificate of
incorporation provides that the number of       incorporation provides that the number of
directors shall be not fewer than two or more   directors shall not be fewer than three or
than 21, as determined from time to time by     more than seven, as determined from time to
the board. The Vista board set the current      time by the board. The Prize board set the
number of directors at six.                     current number of directors at six.
  Classification. The Vista bylaws do not       Classification. The Prize bylaws do not
provide for a classified board; all directors   provide for a classified board; all directors
are elected annually.                           are elected annually.

                    VISTA                                           PRIZE
Quorum. A quorum consisting of a majority of    Quorum. A quorum consisting of a majority of
the total number of Vista directors then in     the total number of Prize directors then in
office is required for the transaction of       office is required for the transaction of
business at a meeting of the Vista board.       business at a meeting of the Prize board.

  Special Board Authorization for Certain       Special Board Authorization for Certain
Matters. The Vista bylaws contain no            Matters. An affirmative vote of at least a
provisions of this type.                        majority of all directors then serving on the
                                                board is required for the following actions:
                                                - approve and implement annual budgets;
                                                - approve, agree, grant or otherwise make
                                                  arrangements for any payment or grant of
                                                  annual compensation or benefits to officers
                                                  or other executive employees of Prize;
                                                - make any expenditure which exceeds five
                                                  percent of the amount set forth in the
                                                  appropriate line item in the approved
                                                  budget;
                                                - approve capital projects and acquisitions;
                                                - authorize or permit any amendment or
                                                  modification to any agreement pertaining to
                                                  debt;
                                                - approve, agree or consent to any agreement
                                                  or transaction that would result in a
                                                  fundamental change in Prize;
                                                - issue or repurchase any capital stock or
                                                  other similar equity interest in Prize;
                                                - create additional subsidiaries or make
                                                  additional contributions to subsidiaries;
                                                - approve dispositions of assets; and
                                                - enter into any hedging transactions.
                                                  An affirmative vote of 70% of all directors
                                                  then serving on the board of Prize is
                                                  required for the following actions:
                                                - approve, agree or consent to any agreement
                                                  or transaction resulting in a merger,
                                                  consolidation, liquidation, dissolution or
                                                  disposition of properties having a value of
                                                  $100 million or more;
                                                - incur, create or suffer to exist any debt
                                                  or any liens other than permitted debt and
                                                  permitted liens;
                                                - enter into any transaction with any
                                                  affiliate or employee unless in the ordinary
                                                  course of business and upon fair and
                                                  reasonable terms;
                                                - pay any dividends on shares of Prize common
                                                  stock while any shares of Prize preferred
                                                  stock remain outstanding; and

                    VISTA                                           PRIZE
                                                - increase or decrease the number of
                                                authorized shares of Prize preferred stock or
                                                  alter the powers, preferences or special
                                                  rights of Prize preferred stock.
  No Cumulative Voting. Neither the Vista       No Cumulative Voting. Neither the Prize
certificate of incorporation nor the Vista      certificate of incorporation nor the Prize
bylaws provide for cumulative voting for the    bylaws provide for cumulative voting for the
election of directors.                          election of directors.
  Vacancies. Vacancies on the Vista board may   Vacancies. Vacancies on the Prize board may
be filled by at least a majority of the         be filled by a majority of the directors then
remaining directors then in office for a term   in office for a term of office continuing
of office continuing only until the next        until the next annual meeting of stockholders
election of one or more directors by            and until their successors are duly elected,
stockholders or by election at an annual or     unless sooner displaced.
special meeting of stockholders called for
that purpose.
  Removal of Directors. A majority of the       Removal of Directors. The Prize bylaws do not
stockholders entitled to vote at an election    address the removal of directors.
of directors may remove a director only for
cause.

                      ADJOURNMENT OF STOCKHOLDER MEETINGS

                    VISTA                                           PRIZE
The Vista bylaws provide that if a quorum,      The Prize bylaws provide that if a quorum,
consisting of a majority, is not present, in    consisting of a majority, is not present, in
person or by proxy, a majority of the           person or by proxy, a majority of the
stockholders present may adjourn the meeting    stockholders present may adjourn the meeting
to another time and place. If a quorum is       to another time and place. If a quorum is
present at the adjourned meeting, any           present at the adjourned meeting, any
business may be transacted that might have      business may be transacted that might have
been transacted at the meeting as originally    been transacted at the meeting as originally
convened.                                       convened.

                        SPECIAL MEETINGS OF STOCKHOLDERS

                    VISTA                                           PRIZE
The Vista bylaws provide that special           The Prize bylaws provide that special
meetings of the stockholders may be called      meetings of the stockholders may be called by
only by the Vista board.                        the chairman of the board and shall be called
                                                by the chairman of the board, president or
                                                secretary at the request in writing of a
                                                majority of the board of directors or at the
                                                request in writing of stockholders owning a
                                                majority of the entire capital stock of Prize
                                                entitled to vote.

                     STOCKHOLDER CONSENT IN LIEU OF MEETING

                    VISTA                                           PRIZE
Stockholder action required or permitted to     Stockholder action required or permitted to
be taken at an annual or a special meeting of   be taken at an annual or special meeting of
the stockholders may be taken by written        the stockholders may be taken by written
consent if the consent is signed by the         consent if the consent is signed by the
holders of outstanding stock having not less    holders of outstanding stock having not less
than the minimum number of votes that would     than the minimum number of votes that would
be necessary to take this action at a meeting   be necessary to take this action at a meeting
at which the holders of all shares entitled     at which the holders of all shares entitles
to vote on the action were present and voted.   to vote on the action were present and voted.

              AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

                    VISTA                                           PRIZE
Certificate of Incorporation. An amendment to   Certificate of Incorporation. An amendment to
Vista's certificate of incorporation requires   Prize's certificate of incorporation is
the approval of a majority of Vista's board     permitted upon the approval of a majority of
of directors and the approval of the holders    Prize's board of directors and the approval
of a majority of the voting power of the then   of the holders of a majority of the voting
outstanding capital stock of Vista.             power of the then outstanding capital stock
                                                of Prize.
  Bylaws. Vista's bylaws may be amended or      Bylaws. The provisions in Prize's bylaws
repealed by a majority of the directors         relating to the special authorization
present at a meeting at which a quorum is       requirements and amendment of the bylaws may
present. If the certificate of incorporation    be amended only by the affirmative vote of at
or bylaws require a specific bylaw to be        least 70% of all directors then serving on
amended by stockholders, the amendment          the board of directors or by the unanimous
requires the vote of at least a majority of     written consent of all the directors. All
the outstanding shares entitled to vote.        other provisions in Prize's bylaws may be
                                                amended by the affirmative vote of a majority
                                                of the directors then serving on the board of
                                                directors or by unanimous written consent of
                                                all the directors unless a statute or Prize's
                                                certificate of incorporation require a
                                                specific bylaw to be amended by the
                                                stockholders or the stockholders, in
                                                amending, expressly provide that the board of
                                                directors may not amend the specific bylaw.

                              REMOVAL OF OFFICERS

                    VISTA                                           PRIZE
Vista's bylaws permit the removal of any        Prize's bylaws permit the removal of any
officer at any time by the Vista board, with    officer at any time, with or without cause,
or without cause, if in the board's judgment    by the board of directors.
the removal is in the best interests of
Vista.

                       DESCRIPTION OF VISTA CAPITAL STOCK

     The following section is a summary of the material terms of the Vista certificate of incorporation concerning capital stock of Vista. Copies of the Vista certificate of incorporation, Vista bylaws, Prize certificate of incorporation and Prize bylaws will be sent to holders of shares of Vista common stock, Prize common stock and Prize convertible preferred stock upon request. See "Where You Can Find More Information" on page 116. For a comparison of material provisions of the Vista certificate of incorporation and the Prize certificate of incorporation and the Vista bylaws and the Prize bylaws, see "Comparison of Stockholder Rights" on page 105.

AUTHORIZED CAPITAL STOCK

     Under the Vista certificate of incorporation, Vista's authorized capital stock consists of 50,000,000 shares of Vista common stock, par value $.01 per share, and 10,000,000 shares of Vista preferred stock, par value $.01 per share. In connection with the merger, the Vista certificate of incorporation is being amended to effect a one-for-seven reverse stock split with respect to all then outstanding shares of Vista common stock.

COMMON STOCK

     The holders of Vista common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding Vista preferred stock, holders of Vista common stock are entitled to receive ratably dividends as they may be declared by the Vista board out of funds legally available for dividends. In the event of a liquidation or dissolution of Vista, holders of Vista common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Vista preferred stock.

     Holders of Vista common stock have no preemptive rights and have no rights to convert their Vista common stock into any other securities. All of the outstanding shares of Vista common stock are, and the shares of Vista common stock issued in the merger will be, duly authorized, validly issued, fully paid and nonassessable.

SERIES A 6% CONVERTIBLE PREFERRED STOCK

  GENERAL

     The summary of terms and provisions of the convertible preferred stock set forth below addresses the material terms and provisions of Vista's certificate of designation, voting powers and rights governing the convertible preferred stock. A copy of the Vista certificate of designation has been filed as an exhibit to the registration statement of which this joint proxy statement and prospectus forms a part.

     When issued, the shares of convertible preferred stock will be validly issued, fully paid, and nonassessable. The transfer agent, registrar and dividend disbursing agent for the convertible preferred stock is American Stock Transfer & Trust Company.

  RANKING

     No senior securities or parity securities will be outstanding or authorized on the date that the shares of convertible preferred stock are originally issued. The shares of convertible preferred stock shall be senior to the shares of Vista common stock with respect to payments of dividends and distributions or upon liquidation, dissolution or winding up of Vista.

  DIVIDENDS

     Holders of shares of convertible preferred stock will be entitled to receive, when and as declared by Vista, out of funds legally available for the payment of dividends, cumulative preferential dividends at the rate of 6% of the liquidation preference per annum per share. The dividends will be cumulative and payable quarterly, in arrears, on the last business day of each December, March, June and September, commencing with the next date following completion of the merger. Dividends shall also be payable on any redemption date and on the final distribution date relating to the dissolution, liquidation or winding up of Vista. The dividends payable on the convertible preferred stock will be computed by applying the dividend rate from but excluding the immediately preceding dividend payment date, or from but excluding the date of issuance of shares of convertible preferred stock, with respect to the first dividend period, to and including the current dividend payment date. Dividends will be payable to holders of record as they appear on the books of Vista at the close of business on the 10th business day immediately preceding the respective dividend payment date, or on any other record date as may be fixed by the board of directors. However, no record date shall be less than 10 nor more than 60 calendar days preceding the dividend payment date.

     Dividends on convertible preferred stock will accrue whether or not Vista has profits, surplus or other funds legally available for the payment of dividends. Dividends on convertible preferred stock shall be payable-in-kind by an issuance of that number of additional shares of convertible preferred stock that has an aggregate stated value equal to the dollar amount of the dividend then payable, rounded to the nearest whole share, during the period beginning on the original issue date and ending on the earlier of:

     - the dividend payment date on December 31, 2001; or

     - the liquidation, dissolution or winding up of Vista.

     After this period, dividends on the shares of convertible preferred stock shall be payable-in-kind or, at Vista's option, payable in cash.

     Except as provided in the next sentence, so long as any shares of convertible preferred stock are outstanding, no dividends shall be declared or paid, or set apart for payment, on any shares ranking on a parity with the convertible preferred stock unless full cumulative dividends on all outstanding shares of convertible preferred stock and any parity securities have been or contemporaneously are declared and paid for all dividend periods terminating on or prior to the date set for payment of the dividend. If accrued dividends on the convertible preferred stock and any parity securities have not been paid in full, then any dividend declared on the convertible preferred stock and on any shares ranking on a parity with the convertible preferred stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the convertible preferred stock and the shares ranking on a parity with the convertible preferred stock.

     So long as any shares of convertible preferred stock are outstanding, no shares of convertible preferred stock or any parity securities shall be redeemed, purchased or otherwise acquired for any consideration by Vista unless the full cumulative dividends on all outstanding shares of convertible preferred stock shall have been or contemporaneously are declared and paid for all dividend periods terminating on or prior to the date on which the redemption, purchase or other payment is to occur.

     So long as any shares of convertible preferred stock are outstanding, Vista will not:

     - declare, pay or set apart for payment any dividend or other distribution with respect to any shares of common stock or any other series of stock issued by Vista ranking junior to the convertible preferred stock, or

     - redeem, purchase or otherwise acquire for any consideration any shares ranking junior to the shares of convertible preferred stock,

unless full cumulative dividends on all outstanding shares of convertible preferred stock and any parity securities have been or contemporaneously are declared and paid for all dividend periods terminating on or prior to the date set for payment of the dividend.

     So long as any shares of convertible preferred stock are outstanding, Vista will not:

     - declare, pay or set apart for payment any dividend or other distribution of cash or debt with respect to any junior securities;

     - redeem, purchase or otherwise acquire for any cash or debt consideration any shares ranking junior to the shares of convertible preferred stock, or

     - declare, pay or set apart for payment any dividend or distribution of cash or debt with respect to any parity securities,

unless full cumulative dividends on all outstanding shares of convertible preferred stock have been or contemporaneously are declared and paid in cash for all dividend periods terminating on or prior to the date set for payment of the dividend or distribution.

     So long as any shares of convertible preferred stock are outstanding, Vista will not redeem, purchase or otherwise acquire for any cash or debt consideration any parity securities unless the convertible preferred stock shall have been called for redemption, as provided below, and the full redemption price shall have been or contemporaneously is paid in cash on or prior to the date set for payment of the dividend or distribution.

  COVENANTS AND RESTRICTIONS

     So long as any shares of convertible preferred stock are outstanding:

     - Vista shall at all times reserve and keep available for issuance the number of authorized but unissued shares of Vista common stock as will be sufficient to permit the conversion of all outstanding shares of convertible preferred stock into shares of common stock;

     - all shares of Vista common stock that may be issued upon exercise of the conversion rights of shares of convertible preferred stock will, upon issuance, be duly authorized, validly issued, fully-paid and nonassessable;

     - prior to the delivery of any securities which Vista shall be obligated to deliver upon payment of dividends payable-in-kind or conversion of the convertible preferred stock, Vista will endeavor to comply with all federal and state securities laws and regulations; and

     - Vista shall pay all taxes and other governmental charges, other than income or franchise taxes, documentary stamp or similar issue or transfer taxes that may be imposed with respect to the issue or delivery of the convertible preferred stock or shares of common stock upon conversion of the convertible preferred stock.

  LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding-up of Vista, before any payment or distribution of the assets of Vista shall be made to or set apart for the holders of shares ranking junior to the shares of convertible preferred stock, the holders of the shares of convertible preferred stock shall be entitled to receive an amount in cash equal to $30 million in the aggregate. Additionally, the holders shall be entitled to an amount in cash equal to the full cumulative dividends accrued and unpaid up to the date of payment, whether or not declared. If upon any liquidation, dissolution or winding up of Vista, the assets of Vista, or proceeds, distributable among the holders of the shares of convertible preferred stock are insufficient to pay in full the amount payable upon liquidation with respect to the shares of convertible preferred stock and any other shares ranking on a parity with the convertible preferred stock, then the assets, or the proceeds from the assets, will be distributed ratably among the holders mentioned above.

     A consolidation or merger of Vista with another entity, or a sale, lease exchange or transfer of all or any substantial part of Vista's assets for cash, securities or other property will not be considered a liquidation, dissolution or winding up, voluntary or involuntary, of Vista. After payment of the full amount of the liquidation preference to which the holders of shares of convertible preferred stock are entitled, the holders will not be entitled to any further participation in any distribution of assets of Vista.

  REDEMPTION

     Vista, at its option, may redeem outstanding shares of convertible preferred stock, in whole or in part, on any business day if both:

     - the average of the closing prices of Vista's common stock during any period of at least 30 consecutive trading days during the preceding 60 trading days have exceeded 120% of the conversion price per share of common stock into which the convertible preferred stock is convertible; and

     - the closing price per share of Vista's common stock on the trading day immediately preceding the day on which such notice is given shall have equaled or exceeded 110% of the conversion price per share of common stock into which the convertible preferred stock is convertible.

     The redemption price for the convertible preferred stock shall be equal to $30 million in the aggregate, plus an amount equal to the aggregate dollar amount of all accrued and unpaid dividends through the redemption date. The redemption price shall be paid in cash from any source of funds legally available.

     Notice of redemption will be mailed at least 60 days but not more than 75 days before the redemption date to each holder of record of shares of convertible preferred stock at the address shown on the books of Vista. Each notice shall state:

     - the redemption date;

     - the redemption price;

     - the conversion price;

     - the place or places where certificates for shares of convertible preferred stock are to be surrendered for payment of the redemption price;

     - that dividends on the shares of convertible preferred stock will cease to accrue on the redemption date; and

     - that the rights of holders to convert shares of convertible preferred stock will terminate at the close of business on the business day immediately preceding the redemption date unless Vista defaults in the payment of the redemption price.

     If the redemption is delayed for any reason, dividends shall continue to accrue on the shares of convertible preferred stock and shall be added to and become a part of the redemption price of the shares until the redemption price, as adjusted, is paid in full.

     If notice of redemption has been given and any holder of the convertible preferred stock shall, before the close of business on the business day immediately preceding the redemption date, give notice to Vista of the conversion of any or all shares to be redeemed held by that holder, then:

     - Vista shall not have the right to redeem those shares for which the conversion notice has been given;

     - the holder shall not be entitled to payment of the redemption price with respect to those shares;

     - the conversion of those shares shall become effective as set forth below; and

     - any funds that have been deposited for the payment of the redemption price of those shares shall be returned to Vista immediately after the conversion.

  VOTING RIGHTS

     Except as indicated below or required by law or by any provision of Vista's certificate of incorporation, the holders of shares of convertible preferred stock shall vote together with the shares of Vista common stock as a single class at any annual or special meeting of stockholders of Vista. Each holder of shares of convertible preferred stock held by the holder on the record date fixed for the meeting shall be entitled to the number of votes equal to the whole number of shares of common stock into which the share is convertible immediately after the close of business on the record date fixed for the meeting. In all cases where holders of separate classes or series of Vista's capital stock have the right to vote separately as a class, the holders of convertible preferred stock shall be entitled to one vote for each share held by them. Shares of convertible preferred stock acquired by a subsidiary of Vista shall have no voting rights.

     For so long as any shares of convertible preferred stock remain outstanding, Vista shall not, without the affirmative vote or consent of the holders of a majority of the shares of convertible preferred stock voting together as a single class:

     - authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock of senior securities, parity securities or convertible preferred stock, except through payment of dividends payable-in-kind on the convertible preferred stock;

     - authorize, create or issue, or increase the authorized or issued amount of any security convertible into or exchangeable for senior securities or parity securities or reclassify or modify any junior securities so as to become parity securities or senior securities; or

     - merge or consolidate with or into any other person or permit any other person to merge with or into Vista, unless;

        -- each share of convertible preferred stock shall remain outstanding and unaffected or shall be converted into or exchanged for convertible preferred stock of the surviving entity, and, in the case of triangular mergers, with conversion rights into the common equity of the ultimate parent entity, having powers, preferences and relative participating, optional and other rights, and qualifications, limitations and restrictions identical to a share of convertible preferred stock; and

        -- the affirmative vote or consent of the holders of all the shares of convertible preferred stock voting together as a single class shall have been obtained if the exchange, merger or consolidation shall result in the existence of senior securities or parity securities.

     The voting rights provided above relating to mergers and consolidations shall be exercisable only by the original holder of the convertible preferred stock. The voting rights shall terminate on the first date on which the original holder no longer owns shares of convertible preferred stock which constitute at least 14.03% of the total issued and outstanding shares of common stock of Vista.

  CONVERSION

     Each of the shares of convertible preferred stock shall be convertible at the option of the holder of the shares into one share of Vista common stock, subject to adjustment. A holder of convertible preferred stock may convert any shares of convertible preferred stock that are the subject of a pending registration with the Securities and Exchange Commission, but this conversion shall be conditioned on the registration statement becoming effective.

     The conversion price per share of common stock into which the convertible preferred stock is convertible shall be subject to adjustment from time to time as follows:

     If Vista shall subdivide the outstanding shares of Vista common stock, or combine the outstanding shares of Vista common stock into a smaller number of shares, the conversion price shall be adjusted so that the adjusted conversion price shall reflect the subdivision or combination.

     If Vista shall declare, order, pay or make any dividend or other distribution to holders of Vista common stock payable in shares of Vista common stock, the conversion price in effect immediately prior to the close of business on the record date fixed for determination for holders entitled to receive the dividend or distribution shall be reduced to a price determined by multiplying the conversion price by a fraction:

     - the numerator of which shall be the number of shares of Vista common stock outstanding immediately prior to the dividend or distribution; and

     - the denominator of which shall be the number of shares of Vista common stock outstanding immediately after the dividend or distribution.

     If Vista shall declare, order, pay or make any dividend or other distribution to all holders of Vista common stock, other than a dividend payable in shares of Vista common stock, then the conversion price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Vista common stock entitled to receive the dividend or distribution shall be reduced to a price determined by multiplying the conversion price by a fraction:

     - the numerator of which shall be the market price per share in effect as of the record date less the value of the dividend or distribution applicable to one share of Vista common stock; and

     - the denominator of which shall be the market price per share as of the record date.

     If Vista issues or sells any shares of Vista common stock or any rights, options or warrants to subscribe for or purchase shares of Vista common stock or equivalent common stock or securities convertible into Vista common stock or equivalent common stock less than the market price of the Vista common stock as of the date of the issue or sale, the conversion price shall be reduced to the conversion price obtained by multiplying the conversion price in effect immediately prior to the issue or sale by a fraction:

     - the numerator of which shall be the sum of the number of shares of Vista common stock outstanding immediately prior to the issue or sale plus the number of shares of Vista common stock which the aggregate offering price of the total number of shares of Vista common stock and/or equivalent common stock so to be offered would purchase at the market price; and

     - the denominator of which shall be the sum of the number of shares of Vista common stock outstanding immediately prior to the issue or sale plus the number of additional shares of Vista common stock and/or equivalent common stock to be offered for subscription or purchase.

     No adjustment of the conversion price shall be made upon:

     - the conversion or redemption of shares of convertible preferred stock;

     - the payment of any stock dividend on the convertible preferred stock;

     - the issuance of options to officers, directors and employees of Vista, including any options that are issued and outstanding as of the original issue date, provided that, with respect to all these options, the number of shares of Vista common stock that may be subject to these options shall be limited to 15% of Vista's fully diluted shares of common stock;

     - the issuance and sale of Vista common stock upon exercise of any rights or options referenced in the immediately preceding clause; or

     - the issuance and sale of Vista common stock in an underwritten public offering.

WARRANTS

     PUBLIC WARRANTS. There are 2,252,670 Vista warrants that are publicly traded on the American Stock Exchange under the symbol "VEI/WS." These warrants are currently exercisable for 2,252,670 shares of

Vista common stock at an exercise price of $4.00 per share. These warrants will expire on November 1, 2002.

     PRIVATE WARRANTS. In addition, there are 9,558,403 Vista warrants outstanding that are not publicly traded. These warrants are currently exercisable for 9,558,403 shares of Vista common stock at an exercise price of $4.00 per share. These warrants will expire on November 1, 2002. In addition, Vista has 180,000 warrants outstanding to acquire 180,000 shares of Vista common stock with exercise prices ranging from $2.25 to $3.375 per share and which have expiration dates ranging from December 31, 1999 to November 1, 2002.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer Trust Company is the transfer agent and registrar for the Vista common stock and the Vista warrants and will be the transfer agent and registrar for the New Prize common stock and the New Prize warrants.

STOCK EXCHANGE LISTING

     It is a condition of the merger that the shares of New Prize common stock issuable in the merger and to be issued upon conversion of the New Prize convertible preferred stock issuable in the merger be approved for listing on the American Stock Exchange on or prior to the effective time, subject to official notice of issuance.

                                 LEGAL MATTERS

     The validity of the New Prize common stock and convertible preferred stock to be issued to Prize stockholders in the merger will be passed upon by Vinson & Elkins L.L.P., counsel to Vista. It is a condition to the consummation of the merger that Prize receive a tax opinion from Conner & Winters, A Professional Corporation, stating that the merger constitutes a tax-free reorganization for federal income tax purposes and that the opinion not be withdrawn. See "The Merger -- Material U.S. Federal Income Tax Consequences of the Merger" and "The Merger Agreement -- Conditions to the Merger" on pages 42 and 97, respectively.

                                    EXPERTS

     The consolidated financial statements of Vista for the three years ended December 31, 1998, and the statements of revenues and direct operating expenses of the I.P. Acquisition included in this document have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, and are included in this document in reliance on their reports given upon their authority as experts in accounting and auditing in giving these reports.

     The Statements of Revenues and Direct Operating Expenses of Producing Properties acquired by Prize Energy Corp. from Pioneer Natural Resources USA, Inc. for each of the three years in the period ended December 31, 1998, included in this document have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report on those statements, and are included in this document in reliance upon their report given on their authority as experts in accounting and auditing.

     The consolidated balance sheets of Midland Resources, Inc. as of December 31, 1997 and 1996, and the consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended, have been included in this document in reliance on the report of Grant Thornton LLP, independent public accountants, given on the authority of that firm as experts in accounting and auditing.

                          FUTURE STOCKHOLDER PROPOSALS

     Any proposals of holders of New Prize common stock or New Prize convertible preferred stock intended to be presented at the annual meeting of stockholders of New Prize to be held in 2000 must have been received by New Prize no later than January 4, 2000, to be included in New Prize's proxy statement and form of proxy relating to that meeting.

                      WHERE YOU CAN FIND MORE INFORMATION

     Vista files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Vista files at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Vista's filings with the Commission are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

     Vista filed a registration statement on Form S-4 to register with the Securities and Exchange Commission New Prize common stock and New Prize preferred stock to be issued to Prize stockholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Vista in addition to being a proxy statement of each of Vista and Prize. As allowed by the Securities and Exchange Commission rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     You should rely only on the information contained in this document to vote on the merger. We have not authorized anyone to give any information that is different from what is contained in this document. Neither the delivery of this document nor the issuance of New Prize common stock or New Prize preferred stock in the merger will create an implication that there has been no change in the affairs of Vista or Prize since the date of this document or that the information in this document is correct as of any time after the date of this document.

                        COMMONLY USED OIL AND GAS TERMS

     The following list contains abbreviations and definitions of terms commonly used in the oil and gas industry and this document. Unless otherwise indicated in this document, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.

     "Bbl" means a barrel of 42 U.S. gallons of oil.

     "Bcf" means billion cubic feet of natural gas.

     "Bcfe" means billion cubic feet of natural gas equivalent, which is determined using the ratio of one Bbl of oil, condensate or natural gas liquids to six Mcf of natural gas.

     "BOE" means barrels of oil equivalent. BOEs are determined using the ratio of six Mcf of natural gas to one Bbl of oil.

     "BOPD" means barrels of oil per day.

     "Btu" or "British Thermal Unit" means the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     "MBbl" means thousand barrels of oil.

     "MBOE" means thousand barrels of oil equivalent.

     "Mcf" means thousand cubic feet of natural gas.

     "Mcfd" means thousand cubic feet of natural gas per day.

     "MMBbl" means million barrels of oil.

     "MMBOE" means million barrels of oil equivalent.

     "MMBtu" means million British Thermal Units.

     "MMcfd" means million cubic feet of natural gas per day.

     "MMcf" means million cubic feet of natural gas.

     "Proved developed reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     "Proved undeveloped reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless these techniques have been proved effective by actual tests in the area and in the same reservoir.

     "Proved reserves" means those estimated quantities of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions. Proved reserves are limited to those quantities of oil and gas that can be expected to be recoverable commercially at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods.

     "PV-10" means the present value of estimated future revenues to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs as of the effective date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     "Standardized Measure of Discounted Future Net Cash Flows" means PV-10 after income taxes.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
NEW PRIZE (PRO FORMA):
  Unaudited Pro Forma Combined Condensed Balance Sheet as of
     September 30, 1999.....................................    F-4
  Unaudited Pro Forma Combined Condensed Statement of
     Operations for the nine months ended September 30,
     1999...................................................    F-5
  Unaudited Pro Forma Combined Condensed Statement of
     Operations for the year ended December 31, 1998........    F-6
  Notes to Unaudited Pro Forma Combined Condensed Financial
     Statements.............................................    F-7
PRIZE ENERGY CORP. AND SUBSIDIARIES (PRO FORMA):
  Unaudited Pro Forma Condensed Consolidated Statement of
     Operations for the nine months ended September 30,
     1999...................................................   F-11
  Unaudited Pro Forma Condensed Consolidated Statement of
     Operations for the year ended December 31, 1998........   F-12
  Notes to Unaudited Pro Forma Condensed Consolidated
     Financial Statements...................................   F-13
VISTA ENERGY RESOURCES, INC. AND SUBSIDIARIES (PRO FORMA):
  Unaudited Pro Forma Combined Statement of Operations for
     the year ended December 31, 1998.......................   F-15
  Notes to Unaudited Pro Forma Consolidated Financial
     Statements.............................................   F-16
VISTA ENERGY RESOURCES, INC. AND SUBSIDIARIES (HISTORICAL):
  Report of Independent Public Accountants..................   F-18
  Consolidated Balance Sheets as of September 30, 1999
     (unaudited) and December 31, 1998 and 1997.............   F-19
  Consolidated Statements of Operations for the nine months
     ended September 30, 1999 and 1998 (unaudited) and the
     years ended December 31, 1998, 1997 and 1996...........   F-20
  Consolidated Statements of Changes in Stockholders' Equity
     for the nine months ended September 30, 1999
     (unaudited) and the years ended December 31, 1998, 1997
     and 1996...............................................   F-21
  Consolidated Statements of Cash Flows for the nine months
     ended September 30, 1999 and 1998 (unaudited) and the
     years ended December 31, 1998, 1997 and 1996...........   F-22
  Notes to Consolidated Financial Statements................   F-23
  Report of Independent Public Accountants regarding the
     I.P. Acquisition.......................................   F-39
  Statements of Revenues and Direct Operating Expense of the
     I.P. Acquisition for the nine months ended September
     30, 1998 and the years ended December 31, 1997 and
     1996...................................................   F-40
  Notes to Statements of Revenues and Direct Operating
     Expense of the I.P. Acquisition........................   F-41
  Report of Independent Certified Public Accountants
     regarding Midland Resources, Inc.......................   F-43
  Consolidated Balance Sheets of Midland Resources, Inc. as
     of September 30, 1998 (unaudited) and December 31, 1997
     and 1996...............................................   F-44
  Consolidated Statements of Operations of Midland
     Resources, Inc. for the nine months ended September 30,
     1998 and 1997 (unaudited) and the years ended December
     31, 1997,
     and 1996...............................................   F-45
  Consolidated Statements of Stockholders' Equity of Midland
     Resources, Inc. for the nine months ended September 30,
     1998 (unaudited) and the years ended December 31, 1997,
     and 1996...............................................   F-46
  Consolidated Statements of Cash Flows of Midland
     Resources, Inc. for the nine months ended September 30,
     1998 and 1997 (unaudited) and the years ended December
     31, 1997,
     and 1996...............................................   F-47
  Notes to Consolidated Financial Statements of Midland
     Resources, Inc.........................................   F-48

                                                               PAGE
                                                               ----
PRIZE ENERGY CORP. AND SUBSIDIARIES (HISTORICAL):
  Report of Independent Auditors............................   F-61
     Audited Statements of Revenues and Direct Operating
      Expenses for the years ended December 31, 1998, 1997
      and 1996 and Unaudited Statements of Revenue and
      Direct Operating Expenses for the six months ended
      June 30, 1999 and the nine months ended September 30,
      1998 of the Producing Properties acquired by Prize
      Energy Corp. from Pioneer Natural Resources USA,
      Inc. .................................................   F-62
     Notes to Statements of Revenues and Direct Operating
      Expenses..............................................   F-63
  Unaudited Consolidated Balance Sheet as of September 30,
     1999...................................................   F-66
  Unaudited Consolidated Statement of Operations for the
     period beginning January 15, 1999 (Inception) and ended
     September 30, 1999.....................................   F-67
  Unaudited Consolidated Statement of Stockholders' Equity
     for the period beginning January 15, 1999 (Inception)
     and ended September 30, 1999...........................   F-68
  Unaudited Consolidated Statement of Cash Flows for the
     period beginning January 15, 1999 (Inception) and ended
     September 30, 1999.....................................   F-69
  Notes to the Unaudited Consolidated Financial
     Statements.............................................   F-70

                                   NEW PRIZE

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The accompanying Unaudited Pro Forma Combined Condensed Financial Statements have been prepared by recording pro forma adjustments to the Unaudited Pro Forma Condensed Consolidated Financial Statements of Prize Energy Corp. (Prize) and Vista Energy Resources, Inc. (Vista). The accompanying Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 1999 assumes the merger of Prize and Vista occurred on September 30, 1999. The Unaudited Pro Forma Combined Condensed Statement of Operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 have been prepared assuming the merger occurred on January 1, 1998.

     The Unaudited Pro Forma Combined Condensed Financial Statements are not necessarily indicative of the financial position or results of operations that would have occurred had the merger been effected on the assumed dates. Additionally, future results may vary significantly from the results reflected in the Unaudited Pro Forma Combined Condensed Statements of Operations due to normal production declines, changes in prices, future transactions, and other factors. These statements should be read in conjunction with the (i) Unaudited Consolidated Financial Statements of Prize, (ii) the Audited Statement of Revenues and Direct Operating Expenses for the year ended December 31, 1998 and the Unaudited Statements of Revenues and Direct Operating Expenses for the six months ended June 30, 1999, (iii) the Audited Financial Statements of Vista for the year ended December 31, 1998, (iv) the unaudited financial statements of Vista for the nine months ended September 30, 1999 and (v) the Unaudited Pro Forma Condensed Financial Statements of Prize and Vista.

                                   NEW PRIZE

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1999

                                     ASSETS

                                                                                        NEW PRIZE
                                                                          PRO FORMA     COMBINED
                                                     VISTA     PRIZE     ADJUSTMENTS    PRO FORMA
                                                    -------   --------   -----------    ---------
                                                                   (IN THOUSANDS)
Current Assets:
  Cash............................................  $    21   $  9,733     $    --      $  9,754
  Accounts receivable.............................    4,322     21,890          --        26,212
  Other...........................................      273        647          --           920
                                                    -------   --------     -------      --------
          Total current assets....................    4,616     32,270          --        36,886
Properties and equipment, at cost
  Oil and gas properties..........................   92,011    216,303      10,765(a)    319,079
  Other...........................................      567        829                     1,396
                                                    -------   --------     -------      --------
                                                     92,578    217,132      10,765       320,475
Accumulated depletion, depreciation and
  amortization....................................  (34,463)    (4,646)     34,463(a)     (4,646)
                                                    -------   --------     -------      --------
                                                     58,115    212,486      45,228       315,829
Other assets......................................      902      2,347        (599)(a)     2,650
                                                    -------   --------     -------      --------
          Total assets............................  $63,633   $247,103     $44,629      $355,365
                                                    =======   ========     =======      ========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued liabilities........  $ 4,843   $ 21,922     $ 6,528(a)   $ 33,293
  Current Maturities of Debt......................               1,324                     1,324
                                                    -------   --------     -------      --------
          Total current liabilities...............    4,843     23,246       6,528        34,617
Long-term debt....................................   52,634    139,000          --       191,634
Deferred taxes....................................      431         --      19,028(a)     19,459
Other long-term liabilities.......................      205         --          --           205
Stockholders' equity:
  Convertible voting preferred stock..............       --     30,450          --        30,450
  Common stock....................................      164         --         (57)(b)       107
  Treasury stock..................................     (212)        --         212(b)         --
  Note receivable -- officer......................       --       (150)         --          (150)
  Paid-in capital.................................   25,071     49,343        (585)(b)    73,829
  Retained earnings...............................  (19,503)     5,214      19,503(b)      5,214
                                                    -------   --------     -------      --------
          Total stockholders' equity..............    5,520     84,857      19,073       109,450
                                                    -------   --------     -------      --------
          Total liabilities and stockholders'
            equity................................  $63,633   $247,103     $44,629      $355,365
                                                    =======   ========     =======      ========

                            See accompanying notes.

                                   NEW PRIZE

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                                                        NEW PRIZE
                                                             PRO FORMA    PRO FORMA     COMBINED
                                                  VISTA        PRIZE     ADJUSTMENTS    PRO FORMA
                                               -----------   ---------   -----------   -----------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues
  Oil and gas sales..........................  $    12,857    $57,218      $    --     $    70,075
Costs and expenses
  Lease operating expenses...................        4,656     17,406           --          22,062
  Exploration costs..........................           53         --           --              53
  Depreciation, depletion and amortization...        3,594     12,493        1,811(c)       17,898
  General and administrative.................        1,481      3,972           --(d)        5,453
                                               -----------    -------      -------     -----------
          Total costs and expenses...........        9,784     33,871        1,811          45,466
                                               -----------    -------      -------     -----------
Operating income (loss)......................        3,073     23,347       (1,811)         24,609
Other:
  Interest expense, net......................        3,040      8,085           --          11,125
  (Gain) loss on sale of assets..............         (147)        --           --            (147)
  Other......................................          (51)      (116)          --            (167)
                                               -----------    -------      -------     -----------
          Total other........................        2,842      7,969           --          10,811
                                               -----------    -------      -------     -----------
Income before income tax.....................          231     15,378       (1,811)         13,798
Provision for income taxes...................           81      5,685         (665)(f)       5,101
                                               -----------    -------      -------     -----------
Net income (loss)............................          150      9,693       (1,146)          8,697
Less preferred dividends.....................           --     (1,454)          --          (1,454)
                                               -----------    -------      -------     -----------
Income available to common stockholders......  $       150    $ 8,239      $(1,146)    $     7,243
Earnings per Share
  Basic......................................  $      0.01         --           --     $      0.68
  Diluted....................................  $      0.01         --           --     $      0.59
Weighted-average common shares outstanding --
  basic......................................   16,312,337                              10,650,584
Weighted-average common shares outstanding --
  diluted....................................   16,312,337                              14,860,097

                            See accompanying notes.

                                   NEW PRIZE

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998

                                                                                        NEW PRIZE
                                              PRO FORMA    PRO FORMA    PRO FORMA       COMBINED
                                                VISTA        PRIZE     ADJUSTMENTS      PRO FORMA
                                             -----------   ---------   -----------     -----------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
  Oil and gas sales........................  $    17,202    $81,760     $              $    98,962
Costs and expenses:
  Lease operating expenses.................        8,076     27,001                         35,077
  Exploration costs........................          161         --                            161
  Depreciation, depletion, and
     amortization..........................        6,542     19,535        1,204(c)         27,281
  General and administration...............        2,332      6,500           --(d)          8,832
  Amortization of unit awards..............        4,262         --       (4,262)(e)            --
  Impairments of oil and gas properties....       24,850         --      (24,850)(e)            --
                                             -----------    -------     --------       -----------
          Total costs and expenses.........       46,223     53,036      (27,908)           71,351
                                             -----------    -------     --------       -----------
Operating income (loss)....................      (29,021)    28,724       27,908            27,611
Other:
  Interest expense.........................        3,179     10,797                         13,976
  (Gain) loss on sale of assets............          366         --                            366
                                             -----------    -------     --------       -----------
          Total other......................        3,545     10,797           --            14,342
                                             -----------    -------     --------       -----------
Income before income tax...................      (32,566)    17,927       27,908            13,269
Provision for income taxes.................       (6,982)     6,628        5,260(f)          4,906
                                             -----------    -------     --------       -----------
Net (income) loss..........................  $   (25,584)   $11,299     $ 22,648       $     8,363
                                             ===========    =======     ========       ===========
Less preferred dividends...................           --     (1,841)          --            (1,841)
                                             -----------    -------     --------       -----------
Income Available to Common Stockholders....  $   (25,584)   $ 9,458     $ 22,648       $     6,522
                                             ===========    =======     ========       ===========
Earnings per Share:
  Basic....................................  $     (1.57)                              $      0.61
                                             ===========                               ===========
  Diluted..................................  $     (1.57)                              $      0.57
                                             ===========                               ===========
Weighted-average common shares outstanding-
  basic....................................   16,312,337                                10,650,584
                                             ===========                               ===========
Weighted-average common shares outstanding-
  diluted..................................   16,312,337                                14,651,394
                                             ===========                               ===========

                            See accompanying notes.

                                   NEW PRIZE

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The unaudited pro forma combined condensed financial statements have been prepared to give effect to the merger of Prize Energy Corp. (Prize) and Vista Energy Resources, Inc. (Vista) to form an entity called New Prize. Under the terms of the proposed merger, Vista will be the legal survivor. However, because Prize's stockholders will control a majority of the voting shares of New Prize, Prize is treated as the acquiror for accounting purposes. Concurrent with the merger, Vista will effect a one-for-seven reverse stock split. The unaudited pro forma combined condensed balance sheet as of September 30, 1999 is presented as if the combination had occurred on that date. The unaudited pro forma combined condensed statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 are presented as if the combination had occurred on January 1, 1998.

     The following is a description of the individual columns included in these unaudited pro forma statements of operations.

          Vista -- Represents the consolidated unaudited balance sheet of Vista as of September 30, 1999 and the consolidated statement of operations for the nine months ended September 30, 1999.

          Prize -- Represents the consolidated unaudited balance sheet of Prize as of September 30, 1999.

          Vista Pro Forma -- Represents the unaudited pro forma consolidated statement of operations for the year ended December 31, 1998 for Vista assuming the Midland Resources and IP acquisitions had occurred on January 1, 1998.

          Prize Pro Forma -- Represents the Prize unaudited pro forma consolidated statements of operations for the nine months ended September 30, 1999 and for the year ended December 31, 1998 assuming the Pioneer Acquisition, the Minerals sale and the Sunterra purchase had occurred on January 1, 1998.

(2) PRO FORMA ADJUSTMENTS

     (a) To record the purchase of Vista by Prize and the purchase price allocation associated with the proposed merger. The preliminary purchase price of $82.3, including liabilities assumed of $57.7, was based on the fair value of Prize surrendered to Vista as part of the merger. The purchase price was assigned to the assets of Vista based on their fair value, resulting in current and other assets of $4.9, oil and gas properties of $103.3, current liabilities of $11.4, debt of $52.6, and deferred taxes of $19.5.

     Purchase price adjustments include the recognition of severance for the executive officers of Vista, de-recognition of Vista's deferred financing costs, the accrual of Vista's hedge position at its fair value and adjustments to the basis of oil and gas properties as well as the related deferred taxes as a result of the merger. The increase to deferred taxes was principally due to the increase in the carrying value of Vista's oil and gas properties as a result of the purchase compared to the tax basis which is not increased as a result of the purchase. Management does not expect that there will be significant changes to the purchase price allocation.

     (b) To reflect the issuance of shares as a result of the merger, the reversal of Vista's treasury stock which is being retired as a result of the transaction, the reversal of Vista's retained earnings, and the effect on common stock and paid-in capital of the one-for-seven reverse stock split.

     (c) To record the change in depletion, depreciation, and amortization based on the new basis in oil and gas properties resulting from the proposed merger.

     (d) Although management expects to achieve some efficiencies in consolidation of the general and administrative functions, firm plans have not yet been determined.

                                   NEW PRIZE

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     (e) To eliminate the amortization of unit awards and impairment charges as a result of the proposed merger which establishes a new stock option plan as well as a new basis in the oil and gas properties.

     (f) To adjust income tax expense based on the pro forma earnings before income tax and an assumed tax rate of 37%.

     In addition, it is expected that New Prize will also incur some non-recurring costs as a result of the transaction which will not have a continuing impact, and accordingly are excluded from the pro forma statements of operations. These costs include merger integration costs, including the anticipated severance of employees. Further, New Prize is committed to indemnify the Vista officers and directors and accordingly will purchase officers' and directors' insurance for the officers and directors of Vista.

(3) EARNINGS PER SHARE

     The following table reconciles the historical shares outstanding to the pro forma shares outstanding on September 30, 1999:

Outstanding common shares of Vista on September 30, 1999....  16,312,337
adjusted for the one-for-seven reverse stock split..........   2,330,334
Common shares issued to Prize...............................   8,320,250
                                                              ----------
Pro forma New Prize common shares outstanding as of
  September 30, 1999........................................  10,650,584

     Vista's historical book value per common share was $0.34 per share. Based on the pro forma outstanding shares on September 30, 1999, New Prize's pro forma book value per common share is $7.42.

     For the purpose of calculating pro forma earnings per share, Vista's historical weighted average shares outstanding were adjusted for the one-for-seven reverse stock split, and the shares issued to Prize were assumed to have been outstanding since January 1, 1998. Because all other potentially dilutive securities had exercise prices above the market price on September 30, 1999, they have been excluded from the pro forma earnings per share calculations as antidilutive except for the convertible preferred stock. The following table reconciles pro forma basic and diluted earnings per share for the nine months ended September 30, 1999:

                                                               WEIGHTED-AVERAGE   PER SHARE
                                                    INCOME          SHARES         AMOUNT
                                                  ----------   ----------------   ---------
Pro forma basic earnings per share:
  Income available to common stockholders.......  $7,243,000         10,650,584       $0.68
Effect of dilutive securities:
  Convertible preferred shares..................  $1,454,000          4,209,513
Pro forma diluted earnings per share............  $8,697,000         14,860,097       $0.59

     The following table reconciles basic and diluted earnings per share for the year ended December 31, 1998:

                                                               WEIGHTED-AVERAGE   PER SHARE
                                                    INCOME          SHARES         AMOUNT
                                                  ----------   ----------------   ---------
Pro forma basic earnings per share:
  Income available to common stockholders.......  $6,522,000         10,650,584       $0.61
Effect of dilutive securities:
  Convertible preferred shares..................  $1,841,000          4,000,810
Pro forma diluted earnings per share............  $8,363,000         14,651,394       $0.57

                                   NEW PRIZE

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                      FINANCIAL STATEMENTS -- (CONTINUED)

(4) SUPPLEMENTAL OIL AND GAS RESERVE AND STANDARDIZED MEASURE INFORMATION

     The following table presents the pro forma estimate of the proved oil and gas reserves as of September 30, 1999 for Prize and Vista combined.

                    ESTIMATED QUANTITIES OF PROVED RESERVES

                                                         OIL & NGLS     GAS
                                                           (MBbl)     (MMcf)     MBOE
                                                         ----------   -------   ------
Proved reserves........................................    50,591     290,216   98,961
Proved developed reserves..............................    38,896     222,433   75,969
Proved undeveloped reserves............................    11,695      67,783   22,992

     Estimated quantities of proved net reserves include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the effective date of the acquisition, under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of the available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revisions of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

     The following is a summary of the pro forma standardized measure of discounted future net cash flows for Prize and Vista combined related to the proved oil and gas reserves. For these calculations, estimated future cash flows from estimated future production or proved reserves were computed using oil and gas prices as of September 30, 1999. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic life of the properties, and costs were not escalated for the future. The information presented below should not be viewed as an estimate of the fair value of the acquired interests, nor should it be considered indicative of any future trends.

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                              SEPTEMBER 30, 1999
                                                              ------------------
                                                                (IN THOUSANDS)
Future cash inflows.........................................      $1,780,798
Future production and development costs.....................        (682,357)
Future income tax expense...................................        (406,423)
                                                                  ----------
                                                                     692,018
Discounts of future net cash flows at 10% per annum.........        (311,900)
                                                                  ----------
Standardized measure of discounted future net cash flows....      $  380,118
                                                                  ==========

     The weighted average prices of oil and gas at September 30, 1999 used in the calculation of the standardized measure were $22.62 per barrel for oil, $16.14 per barrel for NGLs and $2.35 per Mcf for gas, respectively.

                               PRIZE ENERGY CORP.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared by recording pro forma adjustments to the historical Unaudited Consolidated Financial Statements of Prize Energy Corp. (Prize), the Audited Statement of Revenues and Direct Operating Expenses for the year ended December 31, 1998 and the Unaudited Statement of Revenues and Direct Operating Expenses for the six months ended June 30, 1999 for the producing properties purchased by Prize from Pioneer Natural Resources USA, Inc. (Pioneer). The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 have been prepared assuming the purchase of properties from Pioneer and the subsequent sale of the mineral interests occurred on January 1, 1998.

     The Unaudited Pro Forma Condensed Consolidated Financial Statements are not necessarily indicative of the financial position or results of operations that would have occurred had the transactions been effected on the assumed dates. Additionally, future results may vary significantly from the results reflected in the Unaudited Pro Forma Condensed Consolidated Statements of Operations due to normal production declines, changes in prices, future transactions, and other factors. These statements should be read in conjunction with the Unaudited Consolidated Financial Statements of Prize, the Audited Statement of Revenues and Direct Operating Expenses for the year ended December 31, 1998, and the Unaudited Statement of Revenues and Direct Operating Expenses for the six months ended June 30, 1999 for the producing properties acquired from Pioneer.

                               PRIZE ENERGY CORP.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                  PRIZE          ACQUIRED
                                             JANUARY 15, 1999   PROPERTIES
                                               (INCEPTION)      SIX MONTHS
                                                 THROUGH          ENDED
                                              SEPTEMBER 30,      JUNE 30,     PRO FORMA         PRO FORMA
                                                   1999            1999      ADJUSTMENTS          PRIZE
                                             ----------------   ----------   -----------        ---------
                                                                    (IN THOUSANDS)
Revenues
  Oil and gas sales........................      $22,693         $35,119      $   (594)(a)(b)    $57,218
Cost and expenses
  Lease operating expenses.................        6,019          11,127           260(a)(b)      17,406
  Depreciation, depletion and
     amortization..........................        4,646              --         7,847(c)         12,493
  General and administrative...............          722              --         3,250(d)          3,972
                                                 -------         -------      --------           -------
          Total costs and expenses.........       11,387          11,127        11,357            33,871
                                                 -------         -------      --------           -------
Operating income (loss)....................       11,306          23,992       (11,951)           23,347
Other
  Interest (income) expense................        3,101              --         4,984(e)          8,085
  Other....................................         (204)             --            88(b)           (116)
                                                 -------         -------      --------           -------
          Total other......................        2,897              --         5,072             7,969
                                                 -------         -------      --------           -------
Income before income tax...................        8,409          23,992       (17,023)           15,378
Provision for income tax...................        2,745              --         2,940(f)          5,685
                                                 -------         -------      --------           -------
Net Income.................................        5,664          23,992       (19,963)            9,693
                                                 =======         =======      ========           =======
Less preferred dividends...................         (450)             --        (1,004)(g)        (1,454)
                                                 -------         -------      --------           -------
Income Available to Common Stockholders....      $ 5,214         $23,992      $(20,967)          $ 8,239
                                                 =======         =======      ========           =======

                            See accompanying notes.

                               PRIZE ENERGY CORP.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998

                                                       ACQUIRED        PRO FORMA         PRO FORMA
                                                      PROPERTIES      ADJUSTMENTS          PRIZE
                                                      ----------      -----------        ---------
                                                                     (IN THOUSANDS)
Revenues
  Oil and gas sales.................................   $84,555        $   (2,795)(a)(b)   $81,760
Cost and Expenses
  Lease operating expenses..........................    27,004                (3)(a)(b)    27,001
  Depreciation, depletion, and amortization.........        --            19,535(c)        19,535
  General and administration........................        --             6,500(d)         6,500
                                                       -------        ----------          -------
          Total costs and expenses..................    27,004            26,032           53,036
                                                       -------        ----------          -------
Operating income....................................    57,551           (28,827)          28,724
Other
  Interest expense..................................                      10,797(e)        10,797
                                                       -------        ----------          -------
          Total other...............................        --            10,797           10,797
                                                       -------        ----------          -------
Income before income tax............................    57,551           (39,624)          17,927
Provision for income taxes..........................                       6,628(f)         6,628
                                                       -------        ----------          -------
Net Income (Loss)...................................   $57,551           (46,252)          11,299
                                                       =======        ==========          =======
Less preferred dividends............................                      (1,841)(g)       (1,841)
                                                       -------        ----------          -------
Income Available to Common Stockholders.............    57,551           (48,093)           9,458
                                                       =======        ==========          =======

                            See accompanying notes.

                               PRIZE ENERGY CORP.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The unaudited pro forma condensed consolidated financial statements of Prize Energy Corp. (Prize) have been prepared to give effect to the 1999 acquisition of oil and gas properties from Pioneer Natural Resources USA, Inc. (Pioneer), and the subsequent sale of certain mineral interests which were included in the purchase from Pioneer and the purchase of the remaining interests of Sunterra Petroleum LLC (Sunterra).

     In July 1999, Prize sold a group of mineral interests for $32 million which were acquired with the oil and gas properties purchased from Pioneer. The properties were located outside Prize's principal operating area of Texas and Oklahoma, and the sale was effective July 1, 1999. Accordingly, the properties were assigned a value of $32 million when purchased and no gain or loss was recognized on disposal.

     Upon the formation of Prize, certain stockholders contributed a minority investment in Sunterra. In July 1999, the Company purchased the remaining interest in Sunterra. Prior to the purchase of the remaining interest, Prize's investment in Sunterra was accounted for under the equity method. The pro forma statements of operations assume the transactions had taken place on January 1, 1998.

     The following is a description of the individual columns included in these unaudited pro forma condensed consolidated financial statements.

          Prize -- Represents the unaudited consolidated statement of operations of Prize for the period January 15, 1999 (Inception) through September 30, 1999.

          Acquired Properties -- Represents the revenues and direct operating expenses of the oil and gas properties acquired from Pioneer for the year ended December 31, 1998 and for the six months ended June 30, 1999.

(2) PRO FORMA ADJUSTMENTS

     (a) To reduce the revenues and direct operating expenses associated with the mineral interests acquired from Pioneer, which were subsequently sold.

     (b) To increase revenues and direct operating expenses for Sunterra's production and operating expenses and reverse the equity method income recognized prior to the purchase of the remaining interest in Sunterra.

     (c) To recognize depletion, depreciation, and amortization associated with the Acquired Properties and the properties of Sunterra.

     (d) To recognize estimated incremental general and administrative expense necessary to administer the properties acquired in the Pioneer and Sunterra acquisitions of approximately $6,500,000 for the year ended December 31, 1998 and $3,250,000 for the nine months ended September 30, 1999. In the aggregate, these costs include the salary and benefits of an estimated 40 employees, insurance coverage, office space, communication, accounting and legal costs.

     (e) To record interest expense associated with the borrowings used to finance the acquisition of the Acquired Properties and the debt assumed from Sunterra based on the weighted average interest rate of 7.45% for 1998 and 6.84% for nine months ended September 30, 1999.

     (f) To adjust income tax expense based on the pro forma earnings before income tax and an assumed tax rate of 37%.

     (g) To reflect the dividends on the preferred stock issued to Pioneer as partial consideration for the Acquired Properties. The preferred stock earns a dividend of 6%, which is payable in additional preferred shares prior to January 1, 2002. Accordingly, this adjustment assumes that additional preferred shares of 1,841 and 1,004 were issued in 1998 and the nine months ended September 30, 1999.

                          VISTA ENERGY RESOURCES, INC.

            PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     The accompanying Pro Forma Combined Financial Statements have been prepared by recording pro forma adjustments to the historical Combined Financial Statements of Vista Energy Resources, Inc. (the "Company"). The accompanying Pro Forma Combined Statement of Operations for the year ended December 31, 1997, has been prepared assuming that the Company consummated the I.P. Acquisition and the Midland Resources, Inc. Merger (the "Midland Merger") on January 1, 1998.

     The Pro Forma Combined Financial Statements are not necessarily indicative of the financial position or results of operations that would have occurred had the transactions been effected on the assumed dates. Additionally, future results may vary significantly from the results reflected in the Pro Forma Combined Statement of Operations due to normal production declines, changes in prices, future transactions, and other factors. These statements should be read in conjunction with the Company's audited Combined Financial Statements and the related notes for the year ended December 31, 1998, and the statements of revenues and direct operating expenses of the IP Acquisition for the period ended September 30, 1998.

                          VISTA ENERGY RESOURCES, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                         VISTA          MIDLAND            I.P.
                                         ENERGY         (THROUGH         (THROUGH       PRO FORMA
                                       RESOURCES     OCT. 27, 1998)   DEC. 17, 1998)   ADJUSTMENTS      PRO FORMA
                                      ------------   --------------   --------------   -----------     ------------
Revenues:
  Oil and gas sales.................  $  8,737,056    $ 3,488,625       $4,976,163              --     $ 17,201,844
                                      ------------    -----------       ----------     -----------     ------------
         Total Revenues.............     8,737,056      3,488,625        4,976,163              --       17,201,844
Costs and Expenses:
  Lease Operating...................     4,398,384      2,235,848        1,094,695         347,473(a)     8,076,400
  Exploration costs.................        32,077        129,224                                           161,301
  Depreciation, depletion and
    amortization....................     3,014,707      1,253,364               --       2,273,605(b)     6,541,676
  General and administrative, net...     1,743,814        935,534                         (347,473)(a)    2,331,875
  Amortization of unit awards.......     4,262,089             --                                         4,262,089
  Impairments of oil and gas
    properties......................    24,849,632             --                                        24,849,632
                                      ------------    -----------       ----------     -----------     ------------
         Total costs and expenses...    38,300,703      4,553,970        1,094,695       2,273,605       46,222,973
                                      ------------    -----------       ----------     -----------     ------------
         Total operating income
           (loss)...................   (29,563,647)    (1,065,345)       3,881,468      (2,273,605)     (29,021,129)
  Interest and other income.........       117,578        117,420                                           234,998
  Interest expense..................    (1,597,350)      (574,136)              --      (1,241,937)(c)   (3,413,423)
  Sale and Asset Gain (Loss)........      (317,293)       (48,953)                                         (366,246)
                                      ------------    -----------       ----------     -----------     ------------
         Total Other................    (1,797,065)      (505,669)              --      (1,241,937)      (3,544,671)
                                      ------------    -----------       ----------     -----------     ------------
Net income (loss) before taxes......   (31,360,712)    (1,571,014)       3,881,468      (3,515,542)     (32,565,800)
(Benefit) provision for taxes.......    (6,560,351)      (549,855)                         128,074(d)    (6,982,132)
                                      ------------    -----------       ----------     -----------     ------------
Net Income (Loss)...................  $(24,800,361)   $(1,021,159)      $3,881,468     $(3,643,616)    $(25,583,668)
                                      ============    ===========       ==========     ===========     ============
Basic Net Loss Per Share............  $      (1.95)                                                    $      (1.57)
Weighted Average Shares
  Outstanding.......................    12,687,308                                                       16,312,337

                          VISTA ENERGY RESOURCES, INC.

        NOTES TO (UNAUDITED) PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION:

     The accompanying pro forma consolidated statement of operations for the year ended December 31, 1998, has been prepared assuming that the Company consummated the I.P. Acquisition and the Midland Merger on January 1, 1998. The pro forma consolidated statements of operations are not necessarily indicative of the results of operations had the above described transaction occurred on the assumed dates.

2. ACQUISITIONS:

  IP Acquisition

     On December 18, 1998, the Company acquired a group of producing oil and gas properties from IP Petroleum Company, Inc. ("IP") and certain of IP's working interest partners for a cash purchase price of $19,100,000 (the "I.P. Acquisition").

     The properties acquired consist of the sellers' War-Wink area leases located in Ward and Winkler counties, Texas. The Company gained operatorship and working interests ranging from 65% to 85% in 65 wells producing from the Cherry Canyon member of the Delaware formation. Oil and gas production net to the interests acquired by the Company was 650 barrels of oil and 2,150 thousand cubic feet ("Mcf") of natural gas per day at the time of acquisition.

     The acquisition was financed through borrowings under the Company's $100,000,000 credit facility with BankBoston, N.A. The new facility was entered into simultaneously with the closing of the IP Acquisition, and provides for a three-year revolving credit facility which converts to a three-year term loan in December 2001. The credit facility is secured by a priority first lien on substantially all of the Company's oil and gas properties, and availability is governed by a borrowing base originally set at $55.0 million. Outstanding debt immediately after the closing was $49.4 million. Interest rates under the new facility range from 125 basis points over London Interbank Offered Rate ("LIBOR") to 250 basis points over LIBOR based on borrowing base utilization.

  Midland Merger

     On October 28, 1998, the Merger and Conversion among Vista Resources Partners, L.P., Midland Resources, Inc. and Vista Energy Resources, Inc. was closed. As a result of the Conversion, Vista Resources Partners, L.P. became a wholly-owned subsidiary of the Company, and as a result of the merger Midland Resources also became a wholly-owned subsidiary of the Company. As a result of the Conversion and the Midland Merger, security holders of Midland Resources acquired 4,470,123 shares or 27.3 percent of the outstanding "Common Stock" of the Company, and security holders of the Vista Partnership acquired 11,903,506 shares of Common Stock, or 72.7 percent.

     Vista's weighted average shares outstanding are as follows:

                                                                                        WEIGHTED
                                                              SHARES ISSUED          AVERAGE SHARES
                                                              -------------          --------------
Vista Partnership...........................................   11,903,506              11,903,506
Midland Resources...........................................    4,470,123(2months)        783,802
                                                               ----------              ----------
          Total Issued and Outstanding 12/31/98.............   16,373,629              12,687,308
                                                               ==========              ==========

                          VISTA ENERGY RESOURCES, INC.

                  NOTES TO (UNAUDITED) PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

3. PRO FORMA ADJUSTMENTS:

     Pro forma adjustments necessary to adjust the statement of operations for the Midland Merger are as follows:

          (a) To reclassify certain COPAS overhead charges to conform with the financial statement presentation of Vista.

          (b) To adjust depreciation, depletion and amortization expense for the additional basis allocated to the oil and gas properties acquired and accounted for using the successful efforts methods of accounting.

          (c) To adjust interest expense to be reflective of the weighted average interest rate received under Vista's Amended and Restated Credit Agreement of 7.6%. The adjustment assumes the $19.1 million acquisition of IP was completed at the beginning of the year. Interest expense for Midland's borrowing was adjusted to Vista's borrowing rate.

          (d) To record the provision for income taxes to reflect the change in Vista's tax status from a partnership to a corporation and the pro forma adjustments. The pro forma tax rate of 35% was the statutory rate used for the periods presented.

4. EARNINGS PER SHARE:

     Vista's pro forma earnings per share was calculated by dividing the total shares outstanding at December 31, 1998 into the pro forma net loss for December 31, 1998. The computation of basic and diluted earnings (loss) was identical due to the pro forma net loss and the antidilution of any potential common stock equivalents.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Vista Energy Resources, Inc.:

     We have audited the accompanying consolidated balance sheets of Vista Energy Resources, Inc. (a Delaware corporation) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Energy Resources, Inc. as of December 31, 1998 and 1997, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
March 29, 1999

                          VISTA ENERGY RESOURCES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                             DECEMBER 31,
                                                      SEPTEMBER 30,   --------------------------
                                                          1999            1998          1997
                                                      -------------   ------------   -----------
                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents.........................  $     20,623    $         --   $   527,129
  Accounts receivables:
     Oil and gas sales..............................     3,685,493       1,498,727     1,113,302
     Trade..........................................       636,578         900,401       136,633
  Other.............................................       273,365         262,218        83,519
                                                      ------------    ------------   -----------
          Total current assets......................     4,616,059       2,661,346     1,860,583
Property and equipment:
  Oil and gas properties, based on successful
     efforts accounting.............................    92,010,743      86,970,665    27,943,634
  Other.............................................       566,830         529,771       373,258
                                                      ------------    ------------   -----------
                                                        92,577,573      87,500,436    28,316,892
  Less accumulated depreciation, depletion and
     amortization...................................   (34,462,776)    (30,956,448)   (3,446,126)
                                                      ------------    ------------   -----------
Property and equipment, net.........................    58,114,797      56,543,988    24,870,766
Other assets........................................       901,607         537,983       304,754
                                                      ------------    ------------   -----------
          Total assets..............................  $ 63,632,463    $ 59,743,317   $27,036,103
                                                      ============    ============   ===========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..................................  $  4,380,516    $  2,829,495   $ 1,439,451
  Accrued expenses..................................       462,633         259,117            --
                                                      ------------    ------------   -----------
          Total current liabilities.................     4,843,149       3,088,612     1,439,451
Long-term debt......................................    52,633,740      50,730,894    17,900,000
Deferred tax liability..............................       431,117         350,000            --
Other long-term liabilities.........................       205,116         205,116            --
Stockholders' equity:
  Common stock, par value $.01 per share;
     Authorized -- 50,000,000 shares; 16,373,629
     issued and 16,312,337 outstanding at September
     30, 1999 and December 31, 1998.................       163,736         163,736            --
  Treasury stock -- 61,292 shares...................      (212,070)       (212,070)           --
  Additional paid in capital........................    25,071,099      25,071,099            --
  Retained earnings (deficit).......................   (19,503,424)    (19,654,070)           --
  Partners' equity..................................            --              --     7,696,652
                                                      ------------    ------------   -----------
          Total stockholders' equity................     5,519,341       5,368,695     7,696,652
                                                      ------------    ------------   -----------
          Total liabilities and stockholders'
            equity..................................  $ 63,632,463    $ 59,743,317   $27,036,103
                                                      ============    ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                          VISTA ENERGY RESOURCES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                       NINE MONTHS ENDED
                                         SEPTEMBER 30,                YEARS ENDED DECEMBER 31,
                                   -------------------------   --------------------------------------
                                      1999          1998           1998          1997         1996
                                   -----------   -----------   ------------   ----------   ----------
                                          (UNAUDITED)
REVENUES:
  Oil and gas sales..............  $12,856,692   $ 5,984,676   $  8,737,056   $8,874,961   $5,537,720
                                   -----------   -----------   ------------   ----------   ----------
          Total revenues.........   12,856,692     5,984,676      8,737,056    8,874,961    5,537,720
                                   -----------   -----------   ------------   ----------   ----------
COSTS AND EXPENSES:
  Lease operating................    4,655,601     2,777,877      4,398,384    3,688,695    2,544,567
  Exploration costs..............       52,850        25,458         32,077       97,211      273,843
  Depreciation, depletion and
     amortization................    3,593,750     1,229,601      3,014,707    2,169,098    1,272,316
  Impairment of oil and gas
     properties..................           --            --     24,849,632           --           --
  General and administrative.....    1,480,879     1,184,641      1,743,814      987,020      581,048
  Amortization of unit option
     awards......................           --       214,303      4,262,089      315,518           --
                                   -----------   -----------   ------------   ----------   ----------
          Total costs and
            expenses.............    9,783,080     5,431,880     38,300,703    7,257,542    4,671,774
                                   -----------   -----------   ------------   ----------   ----------
          Operating income
            (loss)...............    3,073,612       552,796    (29,563,647)   1,617,419      865,946
  Gain (loss) on sale of
     property....................      147,141      (339,362)      (317,293)     (87,678)     (56,738)
  Interest income................        8,172            --          5,833           --           --
  Interest expense...............   (3,047,674)   (1,070,123)    (1,597,350)  (1,048,009)    (476,363)
  Other income...................       50,512        60,907        111,745      115,949       61,437
                                   -----------   -----------   ------------   ----------   ----------
NET INCOME (LOSS) BEFORE TAXES...      231,763      (795,782)   (31,360,712)     597,681      394,282
  Income tax expense (benefit):
     Current.....................           --            --             --           --           --
     Deferred....................       81,117            --     (6,560,351)          --           --
     Pro forma...................           --      (278,524)            --      211,720      139,284
                                   -----------   -----------   ------------   ----------   ----------
NET INCOME (LOSS)................  $   150,646   $  (517,258)  $(24,800,361)  $  385,961   $  254,998
                                   ===========   ===========   ============   ==========   ==========
Earnings (loss) per share:
  Basic..........................  $       .01   $      (.04)  $      (1.95)  $      .03   $      .02
  Diluted........................  $       .01   $      (.04)  $      (1.95)  $      .03   $      .02
                                   ===========   ===========   ============   ==========   ==========
Weighted average shares
  outstanding (Note 10)..........   16,312,337    11,903,506     12,687,308   11,903,506   11,903,506
                                   ===========   ===========   ============   ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                          VISTA ENERGY RESOURCES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                   COMMON STOCK                    ADDITIONAL                                     TOTAL
                              ----------------------   TREASURY      PAID IN       RETAINED      PARTNERS'    STOCKHOLDERS'
                                SHARES       AMOUNT      STOCK       CAPITAL       DEFICIT        EQUITY         EQUITY
                              -----------   --------   ---------   -----------   ------------   -----------   -------------
BALANCE at December 31,
1995........................  $        --   $     --   $      --   $        --   $         --   $ 6,389,171   $  6,389,171
Net income..................           --         --          --            --             --       394,282        394,282
                              -----------   --------   ---------   -----------   ------------   -----------   ------------
BALANCE at December 31,
  1996......................           --         --          --            --             --     6,783,453      6,783,453
Unite option awards.........           --         --          --            --             --       315,518        315,518
Net income..................           --         --          --            --             --       597,681        597,681
                              -----------   --------   ---------   -----------   ------------   -----------   ------------
BALANCE at December 31,
  1997......................           --         --          --            --             --     7,696,652      7,696,652
Net loss through October 28,
  1998......................           --         --          --            --             --    (5,146,291)    (5,146,291)
Midland Merger..............   16,373,628    163,736    (212,070)   25,071,099             --    (6,812,450)    18,210,315
Unit option awards..........           --         --          --            --             --     4,262,089      4,262,089
Net loss subsequent to
  Midland Merger............           --         --          --            --    (19,654,070)           --    (19,654,070)
                              -----------   --------   ---------   -----------   ------------   -----------   ------------
BALANCE at December 31, 1998
  (audited).................   16,373,628   163,736..   (212,070)   25,071,099    (19,654,070)           --      5,368,695
Net income..................           --         --          --            --        150,646            --        150,646
                              -----------   --------   ---------   -----------   ------------   -----------   ------------
BALANCE at September 30,
  1999 (unaudited)..........   16,373,628   $163,736   $(212,070)  $25,071,099   $(19,503,424)           --   $  5,519,341
                              ===========   ========   =========   ===========   ============   ===========   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                          VISTA ENERGY RESOURCES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,                 YEARS ENDED DECEMBER 31,
                                      -------------------------   -----------------------------------------
                                         1999          1998           1998           1997          1996
                                      -----------   -----------   ------------   ------------   -----------
                                             (UNAUDITED)
Cash flows from operating
activities:
  Net income (loss) before pro forma
    tax expense.....................  $   150,646   $  (795,782)  $(24,800,361)  $    597,681   $   394,282
  Adjustments to reconcile net
    income (loss) before taxes to
    cash provided by operating
    activities:
    Impairment of oil and gas
      properties....................           --            --     24,849,632             --            --
    Depreciation, depletion and
      amortization..................    3,506,328     1,229,601      3,014,707      2,169,098     1,272,316
    Amortization of deferred
      borrowing cost................       87,422            --             --             --            --
    Provision for income taxes......       81,117            --     (6,560,351)            --            --
    Amortization of unit option
      awards........................           --       214,303      4,262,089        315,518            --
    Other assets....................     (451,046)     (444,426)        32,077         97,211       273,843
    (Gain) loss on sale of
      property......................     (147,141)      339,362        317,293         87,678        56,738
  Changes in working capital
    Decrease (increase) in accounts
      receivable....................   (1,922,943)      253,189       (649,975)      (365,595)     (385,771)
    Decrease (increase) in other
      current assets................      (11,147)     (373,597)      (178,699)       (10,594)      (24,120)
    Increase in non-current
      assets........................           --            --       (391,100)            --            --
    Decrease (increase) in accounts
      payable and accrued
      expenses......................    1,754,537        16,875       (520,550)       578,641       485,361
    Decrease in other non-current
      liabilities...................           --            --        (30,395)            --            --
                                      -----------   -----------   ------------   ------------   -----------
         Net cash provided by (used
           in) operating
           activities...............    3,047,773       439,525       (655,633)     3,469,638     2,072,649
                                      -----------   -----------   ------------   ------------   -----------
Cash flows from investing
  activities:
  Additions to property and
    equipment.......................   (5,265,215)   (2,427,927)   (22,805,360)   (13,038,815)   (7,417,091)
  Proceeds from sales of property
    and equipment...................      335,219       544,364        548,364        390,000       390,371
  Payments of organization cost.....           --            --             --             --       (20,000)
                                      -----------   -----------   ------------   ------------   -----------
         Net cash used in investing
           activities...............   (4,929,996)   (1,883,563)   (22,256,996)   (12,648,815)   (7,046,720)
                                      -----------   -----------   ------------   ------------   -----------
Cash flows from financing
  activities:
  Payment of borrowings.............   (1,017,154)           --    (31,446,022)      (418,649)     (400,000)
  Proceeds from issuance of debt....    2,920,000     1,000,000     53,831,522      9,703,572     5,415,077
  Payments of debt issuance cost....           --            --             --        (95,828)           --
                                      -----------   -----------   ------------   ------------   -----------
         Net cash provided by
           financing activities.....    1,902,846     1,000,000     22,385,500      9,189,095     5,015,077
                                      -----------   -----------   ------------   ------------   -----------
Net increase (decrease) in cash and
  cash equivalents..................       20,623      (444,038)      (527,129)         9,918        41,006
Cash and cash equivalents:
  Beginning of period...............           --       527,129        527,129        517,211       476,205
                                      -----------   -----------   ------------   ------------   -----------
  End of period.....................  $    20,623   $    83,091   $         --   $    527,129   $   517,211
                                      ===========   ===========   ============   ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                          VISTA ENERGY RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

  Organization

     Vista Energy Resources, Inc. and its subsidiaries (collectively, "Vista" or the "Company") is a Delaware corporation whose common stock is listed and traded on the American Stock Exchange. The Company was incorporated in May 1998 for the purpose of continuing and consolidating the operations of Vista Resources Partners, L.P., a Texas limited partnership (the "Vista Partnership"), and Midland Resources, Inc., a publicly traded Texas corporation ("Midland Resources"). The merger of the Vista Partnership and Midland Resources (the "Midland Merger") was completed on October 28, 1998. The Company is an independent oil and gas company engaged in the acquisition, exploration, production and development of oil and natural gas primarily in the Permian Basin of West Texas and Southeastern New Mexico and the onshore Gulf Coast region of South Texas.

     Vista Resources I, Inc., a Texas corporation (the "General Partner"), now a wholly-owned subsidiary of the Company, serves as the sole general partner of the Vista Partnership. Vista Resources, Inc., a wholly owned subsidiary of the Company ("Vista Resources"), currently serves as the operator of properties in which the Company or its subsidiaries acquires or otherwise owns operating working interests.

     On October 28, 1998, pursuant to the terms of an Exchange Agreement dated June 15, 1998 (the "Exchange Agreement"), the Company acquired all of the outstanding partnership interests of the Vista Partnership and all of the outstanding shares of common stock of the General Partner in exchange for shares of Common Stock of the Company (the "Conversion"). The Conversion was accounted for as a transfer of assets and liabilities between affiliates under common control and resulted in no change in carrying values of these assets and liabilities. The Conversion and other transactions contemplated by the Exchange Agreement were consummated immediately prior to the closing of the Midland Merger. As a result of the Conversion and the Midland Merger, security holders of Midland Resources acquired 4,470,123 shares or 27.3 percent of the outstanding "Common Stock" of the Company, and security holders of the Vista Partnership acquired 11,903,506 shares of Common Stock, or 72.7 percent. Accordingly, the accompanying financial statements include the results of operations of the Company and Midland Resources since October 28, 1998, and the results of the Vista Partnership prior to that date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Principles of Consolidation

     The accompanying consolidated financial statements include financial statements of the Company and its wholly-owned subsidiaries, including Midland Resources, the General Partner, Vista Resources and Vista Resources Partners, L.P. All significant intercompany transactions and balances have been eliminated in preparation of the consolidated financial statements.

  Cash and Cash Equivalents

     All highly-liquid investments with original maturities of three months or less are considered to be cash equivalents.

                          VISTA ENERGY RESOURCES, INC.

  Accounts Receivable

     Trade receivables represent billings to other working interest owners for their share of costs on wells for which the Company serves as the operator.

  Oil and Gas Properties

     The Company follows the successful efforts method of accounting for its oil and gas properties whereby costs of productive wells, developmental dry holes and productive leases are capitalized and amortized on a unit-of-production basis over the respective properties' remaining proved reserves. Amortization of capitalized costs of oil and gas properties is provided on a property-by-property basis. Gains or losses are recorded on the sale of oil and gas properties if the entire amortization base is sold.

     Leasehold costs are capitalized when incurred. Unproved oil and gas properties with significant acquisition costs are periodically assessed based on actual drilling experience and future drilling plans and any impairment in value is charged to exploration costs. The costs of unproved properties which are not individually significant are assessed periodically in the aggregate based on historical experience, and any impairment in value is charged to exploration costs. The Company recorded $32,077 of such exploration costs in 1998, $0.1 million of such exploration costs in 1997 and $0.3 million of such exploration costs in 1996. The costs of unproved properties which are determined to be productive are transferred to proved oil and gas properties.

     Exploration costs, such as geological and geophysical expenses and annual delay rentals, are charged to expense as incurred. Exploratory drilling costs, if any, including the costs, if any, of stratigraphic test wells, are initially capitalized but charged to expense if and when the well is determined to be unsuccessful or one year has passed, whichever comes first.

  Impairment of Oil and Gas Properties

     The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that proved oil and gas properties be assessed for an impairment in their carrying value whenever events or changes in circumstances indicate that such carrying value may not be recoverable. SFAS 121 requires that this assessment be performed by comparing the undiscounted future net cash flows and net carrying value of oil and gas properties. This assessment must generally be performed on a property-by-property basis. For the year ended December 31, 1998, the Company recognized an impairment of its oil and gas properties in the amount of $24.8 million due to the significant decline in oil and gas commodity prices realized during 1998, coupled with the effect of applying purchase accounting to the Midland Merger. No such impairment of the carrying value of oil and gas properties was required in 1997 or 1996.

     SFAS 121 requires that future revenue from the Company's oil and gas production be estimated at prices at which management expects such products will be sold. In evaluating its oil and gas properties for impairment at December 31, 1998, management has estimated such future product prices at levels which it believes are reasonable and supportable, but which exceed the current market prices for oil and gas. Any downward revisions to management's estimates of product prices could result in additional impairments of its oil and gas properties in future periods. Estimated future revenues were based on total proved reserves.

  Other Property and Equipment

     Other property and equipment are comprised of furniture, office equipment, fixtures and automobiles. These items are amortized on a straight-line basis over their estimated useful lives, which range from five to seven years.

                          VISTA ENERGY RESOURCES, INC.

  Other Assets

     Other assets are primarily comprised of deferred debt issuance costs and are presented net of accumulated amortization in the financial statements. The Company expensed all previously capitalized organization costs and the debt issuance costs associated with its former bank financing with Union Bank of California in accordance with SOP 98-5, "Reporting on the Costs of Start-Up Activities" totalling $0.6 million. Deferred debt issuance costs associated with the existing BankBoston, N.A. ("BankBoston") credit facility ($0.4 million) will be amortized over the life of the related debt agreements.

  Revenue Recognition Policy

     Revenues are recorded when products have been delivered and services have been performed. The Company uses the sales method to account for gas imbalances. Under this method, revenue is recognized based on the cash received rather than the Company's proportionate share of gas produced. The Company's imbalances at year ended December 31, 1998, 1997 and 1996 were not significant.

  Income Taxes

     Prior to the Conversion, the results of operations of the Company were included in the tax returns of its owners. As a result, tax strategies were implemented that are not necessarily reflective of strategies the Company would have implemented as a taxable entity. In addition, the tax net operating losses generated by the Company during the period from its inception, September 21, 1995, to the date of the Conversion, October 28, 1998, will not be available to the Company to offset future taxable income as such benefit accrued to the owners.

     In conjunction with the Conversion, the Company adopted SFAS 109, "Accounting for Income Taxes." Under this method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in enacted tax rates is recognized in income in the period that includes the enactment date. SFAS 109 requires that the net deferred tax liabilities of the Company on the date of the Conversion be recognized as a component of income tax expense. The Company recognized approximately $2.6 million in deferred tax liabilities and income tax expense as of the date of the Conversion.

     Upon the Conversion, the Company became taxable as a corporation. Pro forma income tax information presented in the accompanying consolidated statements of operations, reflects the income tax expense (benefit) and net income (loss) as if all Vista Partnership income had been subject to corporate federal income tax, exclusive of the effects of recording the Company's net deferred tax liabilities upon the Conversion.

  Supplemental Cash Flow Information

     Cash paid for interest for the year ended December 31, 1998, 1997 and 1996 was $1.2 million, $0.7 million and $0.2 million, respectively. No amounts have been paid for income taxes.

  Financial Instruments

     The Company uses derivatives on a limited basis to hedge against interest rate and product prices risks, as opposed to their use for trading purposes. The Company's policy is to ensure that a correlation exists between the financial instruments and the Company's pricing in its sales contracts prior to entering

                          VISTA ENERGY RESOURCES, INC.

into such contracts. Gains and losses on commodity futures contracts and other price risk management instruments are recognized in oil and natural gas revenues when the hedged transaction occurs. Cash flows related to derivative transactions are included in operating activities.

  Accounting for Stock Options

     Upon the Conversion, the Company adopted the provisions of Account Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no compensation will be recorded for stock options or other stock-based awards that are granted with an exercise price equal to or above the common stock price on the date of the grant. The Company will, however, follow the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation" which requires the Company to present pro forma disclosures of net income and earnings per share as if compensation expense was recognized for employee stock options.

  Credit and Performance Risks

     Credit risk is the risk of loss as a result of nonperformance by financial counterparties of their contractual obligations. Because the loss can occur at some point in the future, a potential exposure is added to current replacement value to arrive at a total expected credit exposure. Performance risk results when a counterparty fails to fulfill its contractual obligation such as commodity pricing or volume commitments. Typically these risk obligations are defined within the trading agreements. The Company believes these credit and performance risks are negligible.

  Fair Value of Financial Instruments

     The carrying amount of the Company's cash and cash equivalents approximates their fair value of those instruments due to their short maturity. The fair value of the Company's long-term debt is based on the current rates offered to the Company for debt with the same remaining maturity. The Company believes the fair value of its long-term debt approximates its carrying value due to its variable interest rate.

  Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and displaying of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. For the years ended December 31, 1998, 1997 and 1996, the Company reported no differences between comprehensive income (loss) and net income (loss).

     In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which requires reporting of financial and descriptive information about a company's reportable operating segments. The Company has identified only one operating segment, which is the exploration and production of oil and gas.

     In June 1998, the FASB issued Statement of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted for fiscal years beginning after June 15, 2000. SFAS 133 requires that derivatives be reported on the balance sheet at fair value and, if the derivative is not designated as a hedging instrument, changes in fair value must be recognized in earnings in the period of change. If the derivative is designated as a hedge, and to the extent such hedge is determined to be effective, changes in fair value are either offset by the change in fair value of the hedged asset or liability (if applicable) or reported as a component of other comprehensive income in the period of change, and subsequently recognized in earnings when the offsetting hedged transaction occurs. The definition of derivatives has also been expanded to include contracts that require physical delivery of oil and gas if the

                          VISTA ENERGY RESOURCES, INC.

contract allows for net cash settlement. The Company primarily uses derivatives to hedge product price and interest rate risks. These derivatives are recorded at cost, and gains and losses on such derivatives are reported when the hedged transaction occurs. Accordingly, adoption of SFAS 133 will have an impact on the reported financial position of the Company, and although such impact has not been determined, it is currently not believed to be material. Adoption of SFAS 133 should have no significant impact on reported earnings, but could materially affect comprehensive income.

  Reclassifications

     Certain amounts in the prior periods' financial statements have been reclassified to conform with the current year presentation.

  Basis of Presentation -- September 30, 1999 Consolidated Financial Statements

     In management's opinion, the accompanying consolidated financial statements contain all adjustments necessary to present fairly the financial position as of September 30, 1999 and related results of operations and cash flows for the nine months ended September 30, 1999 and 1998 of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in preparation of the consolidated financial statements.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for the period ended September 30, 1999 and 1998 pursuant to the rules and regulations of the Securities and Exchange Commission. Information as of September 30, 1999 or for the nine months ended September 30, 1999 or 1998 is unaudited.

3. SIGNIFICANT ACQUISITIONS OF OIL AND GAS PROPERTIES AND OTHER ASSETS

  1999 Acquisitions

     The Company made no material asset acquisitions during the first nine months of 1999.

  1998 Acquisitions

     On October 28, 1998, the Company completed the Conversion and the Midland Merger (see Note 1). The Company issued 4,470,123 shares of common stock and 995,375 warrants with an exercise price of $4.00 to the Midland Resources shareholders and warrant holders and assumed 261,800 Midland Resources employee options (which expired without exercise in February 1999). The Company also assumed 2,522,670 Midland Resources warrants to effect the Midland Merger. In connection with the Midland Merger, the Company issued 11,903,506 shares of common stock and 8,563,028 warrants with an exercise price of $4.00 to the Vista Partnership's existing partners so that the security holders of the Vista Partnership would own 72.7 percent of the Company's outstanding stock and warrants. The estimated value recorded for the consideration paid to the Midland Resources shareholders was based on the market value of the Midland Resources securities at the announcement of the Midland Merger on May 26, 1998. The allocation of the purchase price for the assets acquired and liabilities assumed was as follows:

Working capital.......................................   $   (895,132)
Oil and gas properties................................   $ 37,296,391
Debt assumed..........................................   $(10,445,394)
Deferred income taxes.................................   $ (6,910,351)
                                                         ------------
          Purchase Price..............................   $ 19,045,514
                                                         ============

                          VISTA ENERGY RESOURCES, INC.

     From the announcement of the Midland Merger in May 1998 to the closing in October 1998, the trading price of the Midland Resources common stock declined. In addition, oil prices decreased significantly from May 1998 to December 1998. Accordingly, at December 31, 1998 the Company recorded a significant impairment charge to the allocated value of oil and gas properties recorded in purchase accounting for the Midland Merger. The total impairment recognized related to the properties acquired from Midland Resources was approximately $22.2 million.

     On December 18, 1998 (effective date of October 1, 1998), the Company acquired working interests ranging from 65 percent to 85 percent in a group of oil and gas producing leases from IP Petroleum Company, Inc. and certain of its working interest partners. These leases are located primarily in the War-Wink area of Ward and Winkler Counties, Texas, and the interests were acquired for a purchase price of $19.1 million (the "IP Acquisition"). Collectively, the Midland Merger and the IP Acquisition are referred to herein as the "1998 Acquisitions."

  Pro Forma Condensed Statements of Operations

     The following unaudited Pro Forma Condensed Combined Statements of Operations for the years ended December 31, 1998 and 1997 give effect to the 1998 and 1997 Acquisitions as if the acquisitions had been consummated at January 1, 1998 and 1997. The unaudited pro forma data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transactions been consummated at the dates indicated, nor are they necessarily indicative of future operating results.

           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1998          1997
                                                             -----------   -----------
                                                                    (UNAUDITED)
Total Revenues............................................   $17,201,844   $25,366,211
Net income (loss).........................................   (25,583,668)    2,548,993
Basic Net income (loss)...................................         (1.57)          .16
Diluted Earnings per share................................            --           .09

  1997 Acquisitions

     In addition to acquiring various additional small working interests and overriding royalty interests in properties already owned and operated by the Company, the Company closed two significant producing property acquisitions in 1997 (collectively, the "1997 Acquisitions"). In May 1997, the Company acquired all of the interests of Coastal Oil and Gas Corporation in three producing leases located in the Howard Glasscock Field, Howard County, Texas, for a net purchase price of $1.1 million. The interests acquired were attributable to leases in which the Company already owned interests and which were operated by the Company.

     Effective as of July 1, 1997, the Company acquired substantially all of the producing oil and gas properties (representing working interests ranging from 25 percent to 100 percent in approximately 44 wells located in West Texas, South Texas, East Texas and Southeastern New Mexico) from E.G. Operating, a division of FGL, Inc., for a net purchase price of $6.1 million. All of the Company's 1997 acquisitions were funded through a combination of proceeds from long-term borrowings and cash provided by operating activities.

                          VISTA ENERGY RESOURCES, INC.

  1996 Acquisitions

     In addition to acquiring various additional small working interests in oil and gas properties already owned and operated by the Company, the Company closed two significant producing property acquisitions in 1996 (collectively, the "1996 Acquisitions"). Effective as of June 1, 1996, the Company acquired 100 percent of the working interest in two producing leases (14 wells) located in the Sharon Ridge Field, Scurry County, Texas, for a net purchase price of $0.5 million.

     Effective as of July 1, 1996, the Company acquired producing oil and gas properties from Merit Energy Company and certain of its partnership affiliates for a net purchase price of $4.1 million. All the Company's 1996 acquisitions were funded through a combination of proceeds from long-term borrowings and cash provided by operating activities.

     All of the acquisitions described above (1998, 1997 and 1996) were accounted for using the purchase method of accounting. Accordingly, results of operations from these acquisitions are included in the accompanying financial statements only as of the closing dates for each of the acquisitions involved.

4. SALE OF OIL AND GAS PROPERTIES

     During 1998, the Company sold certain oil and gas properties for a total net consideration of $0.5 million, which resulted in a recognized loss of $0.3 million. During 1997, the Company sold certain oil and gas properties for a total net consideration of $0.4 million, which resulted in a recognized loss of $0.1 million. During 1996, the Company sold certain oil and gas properties for a total net consideration of $0.4 million, which resulted in a recognized loss of $0.1 million. All of the properties sold in 1998, 1997 and 1996 were lower-end, non-strategic, producing oil and gas leases located primarily in the Permian Basin of West Texas.

5. OIL AND GAS PRODUCING ACTIVITIES

     The following table sets forth certain information regarding the aggregate capitalized costs of oil and gas properties:

                                                                AS OF DECEMBER 31,
                                                            --------------------------
                                                                1998          1997
                                                            ------------   -----------
Proved properties.........................................  $ 86,142,634   $27,797,268
Unproved properties.......................................       828,031       146,366
Accumulated depreciation, depletion and amortization......   (30,956,448)   (3,396,901)
                                                            ------------   -----------
          Net Capitalized Cost............................  $ 56,014,217   $24,546,733
                                                            ============   ===========

     The following table sets forth certain information regarding costs incurred in connection with the Company's oil and gas producing activities:

                                                           AS OF DECEMBER 31,
                                                 --------------------------------------
                                                    1998          1997          1996
                                                 -----------   -----------   ----------
Property Acquisitions:
  Proved properties............................  $53,822,839   $ 7,217,464   $4,840,602
  Unproved properties..........................      681,665        19,295           --
  Developmental costs..........................    2,603,396     5,381,429    2,433,838
  Exploration costs............................       32,077       176,792      359,763
                                                 -----------   -----------   ----------
                                                 $57,139,977   $12,794,980   $7,634,203
                                                 ===========   ===========   ==========

                          VISTA ENERGY RESOURCES, INC.

6. LONG-TERM DEBT

     As of September 30, 1999, and December 31, 1998, respectively, $52.6 million and $49.9 million was outstanding under a $100 million revolving Credit Agreement dated December 18, 1998, and accompanying note (the "Credit Facility") with BankBoston subject to a borrowing base which is redetermined on a semi-annual basis. The borrowing base at September 30, 1999 and December 31, 1998, respectively, was $55 million. The next scheduled borrowing base redetermination is scheduled for February 28, 2000. Borrowings under the Credit Facility are to be used for the acquisition and development of oil and gas properties and for other Company purposes.

     The Company has two options with respect to interest rate elections on borrowings under the Credit Facility. The Company may either elect an interest rate equal to (i) the Alternate Base Rate plus the Applicable Margin ("Prime Basis") or (ii) a Eurodollar rate (i.e., London Interbank Offered Rate) plus the Applicable Margin ("LIBOR Basis"). The Applicable Margin (as defined in the Credit Facility) will be adjusted for Borrowing Base usage. The LIBOR Basis option provides for one-, two-, three-, six- and twelve-month interest periods. At September 30, 1999, and December 31, 1998, respectively, the effective interest rate on the amount outstanding was 7.59 percent and 7.5 percent.

     Unless otherwise extended by BankBoston, the Credit Facility converts to a three-year fully amortizing term loan at December 15, 2001.

     The obligations of the Company under the Credit Facility are secured by a first lien deed of trust on the Company's interests in certain of its oil and gas properties.

     The Credit Facility contains two financial covenants including a minimum current ratio, including available borrowings, of 1:1 and an interest coverage to EBITDA test (2.0 to 1.0 for the four-fiscal quarter period ending December 31, 1998; 2.25 to 1.0 for the four-fiscal quarter period ending March 31, 1999; and 2.5 to 1.0 for each four-fiscal quarter period thereafter). The Credit Facility also includes covenants which, among other things, restrict the incurrence of additional indebtedness and the sale or acquisition of oil and gas properties above certain levels without the consent of the lender.

     Effective as of December 23, 1997, the Company entered into an interest rate swap accounted for as a hedge with any realized gains or losses appropriately recorded as interest expense (See Note 12 for further discussion of hedge accounting.). The swap consists of a $10 million notional amount of indebtedness at a fixed swap rate of 6.02 percent three-month LIBOR for the Company. The term of this swap ends on December 23, 1999. Effective as of January 1, 1999, this interest rate swap was assigned to BankBoston. In conjunction with such assignment the terms of the swap were modified to reduce the fixed swap rate from 6.02 percent to 5.65 percent and to extend the term of the swap until December 23, 2000, at the option of BankBoston.

     In connection with the Midland Merger, the Company assumed a settlement obligation with a former officer of Midland Resources. Under the settlement agreement, the Company is obligated to pay the former officer $20,000 per month until October 2003. The present value of this agreement is included in accounts payable ($0.2 million) and long-term debt ($0.8 million) in the accompanying consolidated financial statements.

                          VISTA ENERGY RESOURCES, INC.

     The aggregate maturities of long-term debt at December 31, 1998, are as follows:

1999...................................................          None
2000...................................................   $   196,132
2001...................................................       208,230
2002...................................................    16,852,680
2003...................................................    16,826,217
thereafter.............................................    16,647,635
                                                          -----------
          Totals.......................................   $50,730,894
                                                          ===========

7. EMPLOYEE BENEFIT PLANS

  Stock Option Plan

     In October 1998, the Company adopted its 1998 Key Employee Stock Option Plan (the "1998 Plan") for key employees of the Company. Under the 1998 Plan, options to acquire up to 900,000 shares of common stock of the Company may be granted and outstanding at any given time. The specific terms of grant and exercise are determinable by the Compensation Committee of the Board of Directors of the Company. No options were issued in 1998. The exercise price for the options must not be less than the fair market value per common share at the date of grant. The options vest over a three-year period (33 percent, 66 percent and 100 percent) and expire five years from the date of grant.

  Prior Vista Partnership Option Plan

     Effective September 26, 1995, the board of directors of the General Partner of the Vista Partnership adopted an original Option Plan (the "Plan") for certain officers and employees of the Vista Partnership and its affiliates. The Plan authorizes the grant of options to acquire units of limited partnership interests in the Vista Partnership ("Units"). Effective April 1, 1997, the board of directors of the General Partner of the Vista Partnership amended and restated the Plan in order to provide for additional options to be added to the Plan (the "Amended Plan"). As of December 31, 1997, the Amended Plan provided for future awards of options of up to 165,000 Units.

     The Amended Plan provided for the issuance of 1,580,321 options in six separate series with an initial exercise price of $1 (series A-D or "$1 options") and $2 (series E-F or "$2 options") which were to be increased 10 percent per annum from the initial plan adoption date of September 26, 1995, for the $1 options and April 1, 1997, for the $2 options. Option A series, covering 550,358 units, was to vest at a rate of one-third of the options at each of the dates of April 1, 1998, 1999 and 2000. Option B, C, D and E series were to vest on the dates that the board determines that the current value of partnership units had increased by a factor of 3, 4, 5 and 6, respectively, or on the date that such per unit amounts of cash or other assets have been or are authorized to be distributed to the partners. Option B, C, D and E series covered 152,877; 159,826; 167,260 and 350,000 units, respectively.

     Prior to the closing of the Midland Merger, all options under the Amended Plan vested and such options were exercised by the option holders. At the closing of the Midland Merger, the Units issued as a result of the exercise of the options were exchanged for shares of Common Stock of the Company pursuant to the Exchange Agreement (See Note 1). Accordingly, the Amended Plan was terminated effective with the closing of the Midland Merger.

     Prior to the closing of the Midland Merger, the Company accounted for the Units issued under the Amended Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Based on an estimated fair value of $2 per unit, the Company recorded a noncash charge for the expected value of the vested $1 options in the amount of $0.3 million for the year ended December 31,

                          VISTA ENERGY RESOURCES, INC.

1997. As a result of the exercise of the options, the exchange of the Units received pursuant to such exercise under the Exchange Agreement and the termination of the Amended Plan, the Company recorded a noncash charge in the amount of $4.3 million for the year ended December 31, 1998. Had compensation cost for the Amended Plan been determined consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company would not have reported any compensation cost related to the Amended Plan for any periods presented in the accompanying Consolidated Statements of Operations.

  401(k) Savings

     The Company has a 401(k) profit sharing and savings plan (the "401(k) Plan"). The initial plan was established by Midland Resources, however; upon closing of the Midland Merger, the Company adopted the 401(k) Plan. Eligible employees may make voluntary contributions to the 401(k) Plan. The amount contributed by the employees to the 401(k) Plan are limited as specified by the 401(k) Plan. The Company may, at its discretion, make additional contributions to the 401(k) Plan. The Company has historically made a profit sharing contribution to the 401(k) Plan in an amount equal to the employees contribution up to 3 percent of the employees gross salary. The Company incurred costs of $0, $18,515, $24,086 and $32,926 in 1996, 1997, 1998 and the nine months ended
September 30, 1999, respectively, with respect to its defined contribution plan.

8. COMMITMENTS AND CONTINGENCIES

     The Company leases 10,963 square feet of office space at 550 West Texas Avenue, Suite 700 Midland, Texas from Fasken Center, Ltd. under an office lease dated October 10, 1996 (as amended from time to time, the "Lease"). The Lease is a non-cancelable operating office lease containing standard and customary lease provisions and runs from January 1, 1997, through August 31, 2002. The annual rental payments due under the Lease are as follows:

PERIOD                                                       AMOUNT
------                                                      --------
September 1, 1997 -- August 31, 1998......................  $ 50,523
September 1, 1998 -- August 31, 1999......................    71,284
September 1, 1999 -- August 31, 2000......................    86,676
September 1, 2000 -- August 31, 2001......................    86,676
September 1, 2001 -- August 31, 2002......................    86,676
                                                            --------
                                                            $381,835
                                                            ========

     The Company also has office space leased at 616 F. M. 1960 West, Suite 600, Houston, Texas 77090. This lease space is space previously leased by Midland Resources. The Company is currently attempting to sublease the space in Houston since it conducts no operations in the Houston area. This lease expires in 2002 and the annual rental payments of $0.1 million are due until 2002.

  Litigation

     At December 31, 1998, the Company was a Defendant in a lawsuit filed on July 31, 1995, styled Manna Oil & Gas, Inc., Dobbs Oil & Gas, Inc. v. Midland Resources, Inc. , Miresco Inc., Midland Resources Operating Company, Inc., Cause No. 40,677. The case involved disputes with a non-operating interest owner concerning the operation of certain Gulf Coast properties located in Copano Bay, Aransas County, Texas, wherein the Company owns a 68 percent working interest and is the operator of the properties. The lawsuit was settled in February 1999 by the Company acquiring all of the interests of the Plaintiffs in the subject properties for a net purchase price of $0.7 million.

                          VISTA ENERGY RESOURCES, INC.

     The Company and its subsidiaries are, from time to time, involved in various other lawsuits and certain governmental proceedings arising in the ordinary course of business.

9. SIGNIFICANT CUSTOMERS

     The Company's revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be significantly affected by changes in economic and other conditions. In addition, the Company sells a significant portion of its oil and natural gas revenue each year to a few customers. Oil and gas sales to three purchasers in 1998 were approximately 10 percent, 14 percent and 18 percent of total 1998 oil and gas revenues. Oil sales to three purchasers in 1997 were approximately 20 percent, 19 percent and 18 percent of total 1997 oil and gas revenues. Oil sales to two purchasers in 1996 were approximately 14 percent and 40 percent of total 1996 oil and natural gas revenues.

     Management does not believe that the loss of any one customer would have a significant impact on the Company's results of operations.

10. EARNINGS PER SHARE

     Effective December 31, 1997, the Company adopted the provisions of SFAS 128, "Earnings Per Share," which prescribes standards for computing and presenting earnings per share ("EPS") and supersedes APB Opinion 15, "Earnings Per Share."

     The computation of basic and diluted earnings (loss) per share were identical for the nine months ended September 30, 1999, and for the years ended December 31, 1998, 1997 and 1996 due to the following:

          Options to purchase 261,800 shares of common stock were outstanding since October 28, 1998, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the Common Stock. All outstanding options expired in February 1999.

          Warrants to purchase 12,081,073 shares of Common Stock were not included in the computation of EPS as they are antidilutive as a result of the Company's net loss for the year ended December 31, 1998. All of these warrants, 11,811,073 of which expire on November 1, 2002, with the remaining warrants expiring from March 1999 through June 2002, were still outstanding at December 31, 1998. These warrants were not included in the computation of diluted EPS for the nine months ended September 30, 1999 because the warrants' exercise price was greater than the average market price of the common stock.

          As the Conversion was not completed until October 28, 1998, there were no potentially dilutive equity securities outstanding at either December 31, 1997 and 1996.

          EPS has been calculated for all periods presented as if the Conversion had been completed on January 1, 1996.

11. INCOME TAXES

     Upon the Conversion, the Company became taxable as a corporation. Pro forma income tax information presented in the accompanying statements of operations, reflects the income tax expense (benefit) and net income (loss) as if all Vista Partnership income had been subject to corporate federal income tax, and summarizes the effects of recording the Company's net deferred tax liabilities upon the Conversion.

                          VISTA ENERGY RESOURCES, INC.

     The effective income tax rate for the company was different than the statutory federal income tax rate for the following reasons:

                                                                  1998
                                                              ------------
Income tax expense (benefit) at the Federal statutory rate
of 35 percent...............................................  $(10,976,249)
Effect of change in tax status at Conversion................     2,635,353
Unit option awards not deductible for Tax...................     1,491,731
Tax loss generated prior to Conversion......................       288,814
                                                              ------------
Income tax expense (benefit)................................  $ (6,560,351)
                                                              ============

     Components of federal income tax expense (benefit) are as follows:

                                                                 1998
                                                              -----------
Current income tax..........................................  $        --
Deferred income tax expense (benefit).......................   (6,560,351)
                                                              -----------
Income tax expense (benefit)................................  $(6,560,351)
                                                              ===========

     Deferred tax assets and liabilities are the result of temporary differences between the financial statement carrying values and tax bases of assets and liabilities. The Company's net deferred tax liabilities are recorded as a long-term liability of $0.4 million as of December 31, 1998. Significant components of net deferred tax assets and liabilities are as follows:

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Deferred Tax Assets:
  Net operating loss carryforward...........................  $ 2,304,000
Deferred Tax Liabilities:
  Book Property basis in excess of tax basis................   (2,654,000)
                                                              -----------
  Net deferred tax liabilities..............................  $  (350,000)
                                                              ===========

     As of December 31, 1998, the Company has estimated tax loss carryforwards of approximately $6.6 million, which are scheduled to expire in 2001 through 2013.

12. FINANCIAL INSTRUMENTS

  Commodity Price Hedging Instruments

     The Company periodically uses derivative financial instruments to manage crude oil and natural gas price risk. These instruments qualify as hedges under generally accepted accounting principles and are properly recorded as adjustments to oil and gas sales in the consolidated statements of operations. In order to qualify for hedge accounting, each financial instrument must be initially designated as a hedge, must appropriately reduce the price risk and must have correlation to the commodity being hedged. If an instrument does not qualify as a hedge, then it is accounted for as a speculative transaction. It is the Company's policy not to engage in speculative transactions of this nature. The Company's realized gains and losses attributable to its price risk management activities were $(1.4) million, $0.9 million, $(0.2) million and $(0.6) million for the nine months ended September 30, 1999, and the years ended December 31, 1998, 1997 and 1996, respectively.

                          VISTA ENERGY RESOURCES, INC.

     In the tables set forth below, "Transaction Date" is the date on which Vista entered into the hedge. Vista typically enters into "swaps" or "collars." A swap is a fixed-price hedge and a collar is a hedge that has a ceiling price and a floor price. If the particular product price stays in between the ceiling and the floor prices, then no payments are made by either party under a collar. The terms "Put Floor Price" and "Call Ceiling Price" refer to the prices at which Vista has hedged its production and are expressed in the calendar monthly average of daily NYMEX closing prices for Light Sweet Crude Oil or monthly NYMEX (Henry Hub) closing prices for natural gas. Volumes refer to barrels of crude oil or Mcf of gas, where one Mcf is equivalent to one MMBtu. The "Term" refers to the time period of the hedge.

     Set forth below is the contract amount and material terms of all crude oil hedging instruments held by the Company at December 31, 1998.

                                                       PUT FLOOR PRICE   CALL CEILING PRICE
TRANSACTION DATE   TYPE TRANSACTION   MONTHLY VOLUME       PER BBL            PER BBL               TERM
----------------   ----------------   --------------   ---------------   ------------------   -----------------
    12-15-97         Collar               10,000           $18.50              $19.28         4-1-98 to 3-31-99
    12-11-98          Swap                40,000            14.20               14.20         8-1-99 to 6-30-00

     Set forth below is the contract amount and material terms of all NYMEX natural gas hedging instruments held by the Company at December 31, 1998.

                                                       PUT FLOOR PRICE   CALL CEILING PRICE
TRANSACTION DATE   TYPE TRANSACTION   MONTHLY VOLUME       PER MCF            PER MCF                TERM
----------------   ----------------   --------------   ---------------   ------------------   ------------------
     8-20-98         Collar               40,000            $2.25              $2.45          1-1-99 to 12-31-99
    11-12-98         Collar               50,000             2.25               2.51          1-1-99 to 12-31-99
     8-20-98         Collar               40,000             2.17               2.34          1-1-99 to 12-31-99
    12-28-98          Swap                50,000             2.01               2.01          1-1-99 to 12-31-99

     Set forth below is the contract amount and material terms of all crude oil hedging instruments held by the Company at September 30, 1999.

                                                       PUT FLOOR PRICE   CALL CEILING PRICE
TRANSACTION DATE   TYPE TRANSACTION   MONTHLY VOLUME       PER BBL            PER BBL                TERM
----------------   ----------------   --------------   ---------------   ------------------   ------------------
    12-11-98              Swap            40,000           $14.20              $14.20         8-1-99 to 6-30-00
     4-19-99            Collar            20,000            15.00               17.00         1-1-00 to 6-30-00
     4-19-99            Collar            40,000            15.00               16.85         7-1-00 to 12-31-00

     Set forth below is the contract amount and material terms of all NYMEX natural gas hedging instruments held by the Company at September 30, 1999.

                                                       PUT FLOOR PRICE   CALL CEILING PRICE
TRANSACTION DATE   TYPE TRANSACTION   MONTHLY VOLUME       PER MCF            PER MCF                TERM
----------------   ----------------   --------------   ---------------   ------------------   ------------------
     8-20-98            Collar            40,000            $2.25              $2.42          1-1-99 to 12-31-99
    11-12-98            Collar            50,000             2.25               2.51          1-1-99 to 12-31-99
     8-20-98            Collar            40,000             2.17               2.55          1-1-99 to 12-31-99
    12-28-98              Swap            50,000             2.01               2.01          1-1-99 to 12-31-99
     1-12-98              Swap           120,000             2.12               2.12          1-1-00 to 12-31-00
      2-8-99              Swap           120,000             2.35               2.35          1-1-01 to 12-31-01

     The Company also hedges from time to time the basis for its natural gas production which depends upon the location of its gas production. Such basis hedges are immaterial to the financial performance of the Company. As of December 31, 1998, the Company had hedged approximately 21 percent of estimated 1999 oil production and 68 percent of estimated 1999 natural gas production. As of December 31, 1998, the Company had hedged 19 percent of estimated 2000 oil production. Subsequent to December 31, 1998, the Company has hedged an additional 22 percent of 1999 estimated oil production. Subsequent to

                          VISTA ENERGY RESOURCES, INC.

December 31, 1998, the Company has hedged 42 percent of 2000 estimated natural gas production and 44 percent of 2001 natural gas production.

  Interest Rate Swap Agreement

     Effective as of December 23, 1997, the Company entered into an interest rate swap accounted for as a hedge with any realized gains or losses appropriately recorded as interest expense. The swap consists of a $10 million notional amount of indebtedness at a fixed swap rate of 6.02 percent based on the three-month LIBOR for the Company. The term of this swap ends on December 23, 1999. Effective as of January 1, 1999, this interest rate swap was assigned to BankBoston. In conjunction with such assignment the terms of the swap were modified to reduce the fixed swap rate from 6.02 percent to 5.65 percent and to extend the term of the swap until December 23, 2000, at the option of BankBoston.

13. OIL AND GAS RESERVES INFORMATION (UNAUDITED)

     The estimates of proved oil and gas reserves utilized in the preparation of the financial statements were estimated by outside engineers for 1998, and by the Company for 1997 and 1996 in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve reports be prepared under existing economic and operating conditions with no provision for price and cost escalation except by contractual agreement. All of the Company's reserves are located onshore in or offshore to the continental United States.

     Future prices received for production and future production costs may vary, perhaps significantly from the prices and costs assumed for purposes of these estimates. There can be no assurance that the proved reserves will be developed within the periods indicated or that prices and costs will remain constant. There can be no assurance that actual production will equal the estimated amounts used in the preparation of reserve projections. In accordance with the Securities and Exchange Commission's guidelines, the Company's estimates of future net cash flows from the Company's proved properties and the representative value thereof are made using oil and natural gas prices in effect as of the dates of the calendar year periods indicated and are held constant throughout the life of the properties. Average prices used in estimating the future net cash flows at December 31, 1998, 1997 and 1996 were as follows:
$10.64, $16.10 and $23.55 per barrel for oil, respectively, and $1.83, $2.01 and $3.43 per Mcf for natural gas, respectively.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Oil and gas reserve engineering is and must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in any exact way, and estimates of other engineers might differ materially from those shown below. The accuracy of any reserve estimate is a function of the quality of available data and engineering and estimates may justify revisions. Accordingly, reserves estimates are often materially different from the quantities of oil and gas that are ultimately recovered. Reserve estimates are integral in management's analysis of impairments of oil and gas properties and the calculation of depreciation, depletion and amortization on its properties.

                          VISTA ENERGY RESOURCES, INC.

     The following unaudited table sets forth proved oil and gas reserves at December 31, 1998, 1997 and 1996:

                                              FOR THE YEARS ENDED DECEMBER 31,
                          ------------------------------------------------------------------------
                                   1998                      1997                    1996
                          -----------------------   ----------------------   ---------------------
                             OIL          GAS          OIL         GAS          OIL         GAS
                            (BBLS)       (MCF)       (BBLS)       (MCF)       (BBLS)       (MCF)
                          ----------   ----------   ---------   ----------   ---------   ---------
Proved Reserves:
  Beginning of year.....   7,216,559   11,295,325   4,540,419    7,185,636   2,230,190   4,837,030
  Revisions of previous
     Estimates..........  (1,669,606)  (2,576,510)  1,304,819     (969,377)    548,009    (458,198)
  Extensions and
     Discoveries........     465,458    4,182,533   1,161,953           --     205,859      28,442
  Purchase of minerals
     in Place...........   5,118,101   20,024,034     762,282    6,206,929   1,838,595   3,339,214
  Sale of minerals in
     Place..............    (142,316)     (28,925)   (148,902)    (343,565)    (46,455)   (126,680)
  Production............    (529,426)  (1,250,490)   (403,812)    (784,298)   (235,779)   (434,172)
                          ----------   ----------   ---------   ----------   ---------   ---------
  End of Year...........  10,458,770   31,645,967   7,216,759   11,295,325   4,540,419   7,185,636
                          ==========   ==========   =========   ==========   =========   =========
Proved Developed
  Reserves:
  Beginning of Year.....   3,559,850    7,909,902   3,092,149    5,510,499   1,352,870   3,893,360
                          ----------   ----------   ---------   ----------   ---------   ---------
  End of year...........   6,708,844   22,613,352   3,559,850    7,909,902   3,092,149   5,510,499
                          ==========   ==========   =========   ==========   =========   =========

---------------

(1) Proved reserves have historically been revised upward as a result of successful in-field drilling and implementation of secondary recovery projects which result in the reclassification of "probable" reserves to the "proved" category. Other less significant revisions occurred and are attributable to properties Vista purchased which, as a result of additional in-depth geological and engineering reviews, were determined to have additional proved reserves (i.e., more than were originally identified at the time of purchase). During 1998, negative reserve revisions were the result of significantly lower prices from the previous year.

     The following table sets forth the standardized measure of discounted future net cash flows relating to proved reserves at December 31, 1998, 1997 and 1996:

                                                 1998           1997           1996
                                             ------------   ------------   ------------
Cash Flows Relating to Proved Reserves:
  Future cash flows........................  $170,551,299   $131,921,276   $125,076,627
  Future costs:
     Production............................   (69,536,325)   (45,194,356)   (47,139,363)
     Development...........................   (15,369,172)   (12,371,206)    (6,835,546)
  Income Taxes.............................   (10,032,197)            --             --
                                             ------------   ------------   ------------
  Future net cash flows....................    75,613,605     74,355,714     71,101,718
  10% discount factor......................   (25,376,691)   (35,775,170)   (30,250,175)
                                             ------------   ------------   ------------
  Standardized measure of discounted future
     net cash flows........................  $ 50,236,914   $ 38,580,544   $ 40,851,543
                                             ============   ============   ============

                          VISTA ENERGY RESOURCES, INC.

     Had the Company been a taxable entity at December 31, 1997, the future income taxes would have been $14.1 million on an undiscounted basis and $7.8 million on a discounted basis, and the standardized measure of discounted future net cash flows at December 31, 1997 would have been $37.0 million.

     The following table sets forth the changes in the standardized measure of discounted future net cash flows relating to proved reserves for the years ended December 31, 1998, 1997 and 1996:

                                                  1998           1997          1996
                                              ------------   ------------   -----------
Standardized Measure, Beginning of Year.....  $ 38,580,544   $ 40,851,543   $17,242,730
  Net change in sales price, net of
     production costs.......................   (17,336,320)   (12,557,771)    6,601,987
  Development costs incurred during the year
     which previously estimated.............     3,000,000      5,073,000     2,033,000
  Revisions of quantity estimates...........    (6,361,075)     6,325,872     4,182,057
  Extensions, discoveries and improved
     recovery, net of future production and
     development costs......................     4,296,455      2,382,351     1,485,041
  Accretion of discount.....................     3,858,054      4,085,154     1,724,273
  Change in future development costs........     4,484,697     (4,116,068)   (2,598,316)
  Change in timing and other................    (2,830,538)    (5,394,793)   (4,484,968)
  Change in future income taxes.............            --             --            --
  Purchase of reserves in place.............    27,382,247      8,289,041    17,756,033
  Sales of reserves in place................      (498,478)    (1,171,519)      (97,141)
  Sales, net of production costs............    (4,338,672)    (5,186,266)   (2,993,153)
                                              ------------   ------------   -----------
Standardized measure, End of Year...........  $ 50,236,914   $ 38,580,544   $40,851,543
                                              ============   ============   ===========

14. SUBSEQUENT EVENT (UNAUDITED)

     On October 8, 1999, the Company and Prize Energy Corp., a Delaware corporation ("Prize"), entered into a definitive agreement to merge the two companies. The transaction will create a mid-size independent oil and gas company with assets valued in excess of $450 million. The combined company's focused growth strategy is concentrated on the acquisition and exploitation of oil and gas properties in its core operating areas of the Permian Basin of West Texas and Southeastern New Mexico, onshore Gulf Coast area of Texas and Louisiana and the Mid-Continent area of Western Oklahoma and the Texas panhandle.

     Under the terms and conditions of the Agreement and Plan of Merger between the Company and Prize, Prize would become a wholly-owned subsidiary of the Company in exchange for 58.2 million shares of common stock of the Company (with such number of shares being subject to adjustment in order to reflect a proposed reverse stock split) and 27.7 million shares of to be created Series A 6% Convertible Preferred Stock of the Company (with such number of shares being subject to adjustment in order to reflect a proposed reverse stock split). The Company's outstanding warrants will remain outstanding in accordance with their terms. The transaction is to be structured as a reorganization for tax purposes and will result in the current holders of common stock of the Company owning approximately 16% of the outstanding common stock of the combined company and the holders of common stock and preferred stock of Prize collectively owning (on a fully converted basis) approximately 84% of the outstanding common stock of the combined company upon completion of the merger.

     The combined company will be headquartered in the Dallas, Texas area with operating offices in Midland and Victoria, Texas and Elmore City, Oklahoma. The combined company will have a capital structure consisting of approximately 74.6 million shares of common stock outstanding (with such number of shares being subject to adjustment in order to reflect a proposed reverse stock split), approximately $30 million of convertible preferred securities and approximately $195 million of net long-term debt.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Vista Energy Resources, Inc.:

     We have audited the accompanying statements of revenues and direct operating expenses of the I.P. Acquisition (see Note 1) for the nine months ended September 30, 1998, and the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the management of Vista Energy Resources, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such statements present fairly, in all material respects, the revenues and direct operating expenses of the I.P. Acquisition described in
Note 1 for the nine months ended September 30, 1998, and the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas,
February 25, 1999

                                I.P. ACQUISITION

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998,
                 AND THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                          NINE MONTHS        YEAR           YEAR
                                                             ENDED          ENDED          ENDED
                                                         SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                                                             1998            1997           1996
                                                         -------------   ------------   ------------
Revenues:
  Oil and gas..........................................   $4,244,847      $8,897,264     $7,782,319
          Total Revenues...............................    4,244,847       8,897,264      7,782,319
                                                          ----------      ----------     ----------
Direct Operating Expenses:
  Lease operating and production taxes.................      950,695       1,762,352      1,411,343
                                                          ----------      ----------     ----------
          Total direct operating expenses..............      950,695       1,762,352      1,411,343
                                                          ----------      ----------     ----------
Excess of Revenues Over Direct Operating Expenses......   $3,294,152      $7,134,912     $6,370,976
                                                          ==========      ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                I.P. ACQUISITION

          NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSE

1. BASIS OF PRESENTATION

     On December 18, 1998, with an effective date of October 1, 1998, Vista Energy Resources, Inc. (Vista) acquired working interests ranging from 65 percent to 85 percent in a group of oil and gas producing leases from IP Petroleum Company, Inc. and certain of its working interest partners. These leases are located primarily in the War-Wink area of Ward and Winkler Counties, Texas, and the interests were acquired for a purchase price of $19.1 million (the "IP Acquisition").

     The items of "direct operating expenses" included in the accompanying statements of revenues and direct operating expense include all costs incurred which are necessary for the production, marketing and distribution of the products produced from the subject properties including costs and expenses of field separation; treatment; dehydration; direct overhead charges, other than costs associated with general corporate activities; pumper, roustabout and field supervision labor; meter calibrations; engineering supervision charges; fuel and electricity; valves, connections and other minor equipment repair; oil and lubricants; major repairs, both downhole and surface; rental tools and equipment; pipe inspection; trucking; reservoir testing; pressure testing; well plugging; site remediation; operator bonding; insurance charges; salt water disposal; water injection and pressure maintenance; gas compression; hot oil and hot water treatments; filing fees; make-up water purchases; electrician charges; mud and chemicals; pulling and workover units; other miscellaneous supplies and services; and severance, ad valorem and other production related taxes and charges. The accompanying statements of revenues and direct operating expenses do not include costs associated with general corporate activities, interest income or expense, a provision for depreciation, depletion and amortization or any provision for income taxes because the subject properties acquired by Vista from IP Petroleum, Inc. represent only a portion of a business and such items of revenue, income, cost and expense are not necessarily indicative of the costs to be incurred by Vista.

     Historical financial information reflecting the financial position, results of operations, and cash flows of the I.P. Acquisition are not presented because the entire acquisition cost was assigned to the oil and gas property interests. Accordingly, the historical statement of revenues and direct operating expenses has been presented in lieu of the financial statements required under Rule 3-05 of Securities Exchange Commission Regulation S-X.

  Revenue Recognition Policy

     Revenues are recorded when products have been delivered and services have been performed.

2. SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

     Reserve information presented below has been estimated by Vista's internal engineers using September 30, 1998, prices and costs which were utilized in Vista's reserve estimates as of September 30, 1998. Proved reserves are estimated quantities of crude oil and natural gas which, based on geologic and engineering data, are estimated to be reasonably recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. Because of inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available.

               PROVED OIL AND GAS RESERVES AT SEPTEMBER 30, 1998

                                                              OIL (Bbls)   GAS (Mcf)
                                                              ----------   ---------
                                                                  (IN THOUSANDS)
Proved reserves.............................................    3,740       10,538
Proved developed reserves...................................    1,247        5,044

                                I.P. ACQUISITION

                      NOTES TO STATEMENTS OF REVENUES AND
                    DIRECT OPERATING EXPENSE -- (CONTINUED)

STANDARDIZED MEASURE OF DISCOUNTED NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The standardized measure of discounted future net cash flows ("Standardized Measure") is prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for oil and gas and year-end costs for estimated future development and production expenditures to produce year-end estimated proved reserves. Discounted future net cash flows are calculated using a 10% rate.

     The standardized measure does not represent Vista's estimate of future net cash flows or the value of proved oil and gas reserves acquired from I.P. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. Furthermore year-end prices, used to determine standardized measure of discounted cash flows, are influenced by seasonable demand and other factors and may not be the most representative in estimating future revenues or reserve data. Prices utilized for the standardized measure at September 30, 1998, were $13.38/Bbl for oil and $2.17/Mcf for gas.

 STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AT SEPTEMBER 30, 1998

                                                              (IN THOUSANDS)
Future cash inflows.........................................     $ 67,444
Future costs:
  Production................................................      (20,628)
  Development...............................................       (5,948)
                                                                 --------
Future net cash inflows.....................................       40,868
10% annual discount.........................................      (14,802)
                                                                 --------
Standardized measure of discounted future net cash flows
  before income taxes.......................................     $ 26,066
                                                                 ========

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Midland Resources, Inc.

     We have audited the accompanying consolidated balance sheets of Midland Resources, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midland Resources, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the two years ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            GRANT THORNTON LLP

Houston, Texas
March 13, 1998, except as to
Note N as to which the date is
April 9, 1998

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                              ASSETS
                                                                               DECEMBER 31,
                                                         SEPTEMBER 30,   -------------------------
                                                             1998           1997          1996
                                                         -------------   -----------   -----------
                                                          (UNAUDITED)
Current assets:
  Cash.................................................   $    37,404    $   150,890   $   366,677
  Accounts receivable:
     Oil and gas sales.................................       359,363        670,093       834,269
     Related parties...................................            --         60,822       360,479
     Sales of properties...............................            --        563,757            --
     Property operations and other.....................       302,247        296,052       359,600
  Property held for sale...............................            --        200,000     1,241,515
  Reimbursable merger costs and other..................       379,060         57,531       104,180
  Deferred tax asset...................................        37,000         37,000       378,000
                                                          -----------    -----------   -----------
          Total current assets.........................     1,115,074      2,036,145     3,644,720
  Property and equipment, at cost......................    29,949,921     29,210,699    27,889,580
  Less accumulated depreciation, depletion and
     amortization......................................    16,950,287     15,975,838    14,076,100
                                                          -----------    -----------   -----------
          Property and equipment, net..................    12,999,634     13,234,861    13,813,480
  Deferred tax asset...................................     1,441,271      1,011,193            --
  Goodwill, net of amortization of $106,754 in 1997 and
     $80,067 in 1996...................................       700,588        720,584       747,271
  Contracts and leases, net of amortization of $84,352
     in 1997 and $78,411 in 1996.......................            --        199,116       414,633
  Non-current note receivable..........................            --        302,490       317,759
  Other assets.........................................       270,933        116,094        38,783
                                                          -----------    -----------   -----------
          Total assets.................................   $16,527,500    $17,620,483   $18,976,646
                                                          ===========    ===========   ===========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt....................   $   900,000    $   583,481   $ 1,680,830
  Accounts payable and accrued expenses................       666,219        981,202     1,194,344
  Drilling advances....................................            --             --       393,254
                                                          -----------    -----------   -----------
          Total current liabilities....................     1,566,219      1,564,683     3,268,428
Long-term debt.........................................     8,770,974      9,115,370     7,166,421
Deferred tax liability.................................            --             --        47,044
Payable for the purchase of subsidiary and other.......       205,116        221,404       317,493
                                                          -----------    -----------   -----------
          Total liabilities............................    10,542,309     10,901,457    10,799,386
Stockholders' equity:
  Preferred stock, $0.01 par value; 20,000,000 shares
     authorized, none issued...........................            --             --            --
  Common stock, $0.001 par value; 80,000,000 shares
     authorized; 4,463,499 and 4,401,031 shares issued
     in 1997 and 1996, respectively....................         4,470          4,463         4,401
  Additional paid in capital...........................     8,505,716      8,487,801     7,898,199
  Unearned compensation................................       (81,420)      (164,516)           --
  Retained earnings (deficit)..........................    (2,443,575)    (1,608,722)      274,660
                                                          -----------    -----------   -----------
          Total stockholders' equity...................     5,985,191      6,719,026     8,177,260
                                                          -----------    -----------   -----------
          Total liabilities and stockholders' equity...   $16,527,500    $17,620,483   $18,976,646
                                                          ===========    ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   NINE MONTHS ENDED
                                                     SEPTEMBER 30,        YEARS ENDED DECEMBER 31,
                                                -----------------------   ------------------------
                                                   1998         1997         1997          1996
                                                ----------   ----------   -----------   ----------
                                                      (UNAUDITED)
Operating revenue:
  Oil and gas sales...........................  $3,119,835   $4,758,502   $ 6,396,249   $6,958,491
  Management income...........................          --           --            --       45,000
  Property operations income..................      77,216       89,792       119,012      111,862
  Partnership income..........................          --      101,260        72,275           --
  Other.......................................      23,067       10,721        12,951       26,372
                                                ----------   ----------   -----------   ----------
          Total operating revenue.............   3,220,118    4,960,275     6,600,487    7,141,725
Operating costs and expenses:
  Oil and gas production......................   1,988,305    2,293,627     3,088,886    2,981,837
  Exploration costs:
     Dry holes................................      39,808                    796,852      416,892
     Geological and geophysical...............       4,709      378,153        52,682      349,963
  Depreciation, depletion and amortization....   1,027,447      973,706     1,964,658    1,306,287
  Abandonment costs...........................          --           --        93,760           --
  General and administrative..................     752,647    1,199,841     1,451,404    1,295,298
  Impairment of properties....................          --      356,000     1,277,342      114,904
                                                ----------   ----------   -----------   ----------
          Total operating costs and
            expenses..........................   3,812,916    5,201,327     8,725,584    6,465,181
                                                ----------   ----------   -----------   ----------
                                                  (592,798)    (241,052)   (2,125,097)     676,544
Other income and (expenses):
  Gain (loss) on sale of property and
     equipment................................     (48,953)     400,932       462,571       36,308
  Interest income.............................      16,931       25,466        32,337       61,997
  Other income................................          --           --            --           --
  Interest expense............................    (640,113)    (648,047)     (970,430)    (722,447)
                                                ----------   ----------   -----------   ----------
          Total other income and expenses.....    (672,135)    (221,649)     (475,522)    (624,142)
                                                ----------   ----------   -----------   ----------
Income (loss) before income
  taxes.......................................  (1,264,933)    (462,701)   (2,600,619)      52,402
Income taxes:
  Deferred federal income tax expense
     (benefit)................................    (430,078)    (163,108)     (717,237)      30,280
                                                ----------   ----------   -----------   ----------
Net income (loss).............................  $ (834,855)  $ (299,593)  $(1,883,382)  $   22,122
                                                ==========   ==========   ===========   ==========
Earnings (loss) per share:
  Basic.......................................  $    (0.19)  $    (0.07)  $     (0.42)  $     0.01
                                                ==========   ==========   ===========   ==========
  Diluted.....................................  $    (0.19)  $    (0.07)  $     (0.42)  $     0.01
                                                ==========   ==========   ===========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                     COMMON STOCK      ADDITIONAL    RETAINED     TREASURY         NOTE
                                  ------------------    PAID IN      EARNINGS      STOCK        RECEIVABLE        UNEARNED
                                   SHARES     AMOUNT    CAPITAL      (DEFICIT)    AT COST    OFFICER/DIRECTOR   COMPENSATION
                                  ---------   ------   ----------   -----------   --------   ----------------   ------------
Balances at December 31, 1995...  4,393,531   4,394     7,859,794       252,538    (15,053)      (453,641)              --
Stock options exercised.........      7,500       7        17,805            --         --             --               --
Additional proceeds from 1995
  warrants exercised............         --      --         9,191            --         --             --               --
Treasury stock contributed to
  ESOP (7,300 shares)...........         --      --        11,409            --     15,053             --               --
Reduction of note receivable
  officer/director..............         --      --            --            --         --        453,641               --
Net income......................         --      --            --        22,122         --             --               --
                                  ---------   ------   ----------   -----------   --------      ---------        ---------
Balances at December 31, 1996...  4,401,031   4,401     7,898,199       274,660         --             --               --
Stock options exercised.........     36,000      36       109,276            --         --             --               --
Warrants exercised..............     11,428      11        45,701            --         --             --               --
Stock issued for property.......     15,040      15        52,625            --         --             --               --
Stock-based compensation........         --      --       382,000            --         --             --         (382,000)
Amortization of unearned
  compensation..................         --      --            --            --         --             --          217,484
Net loss........................         --      --            --    (1,883,382)        --             --               --
                                  ---------   ------   ----------   -----------   --------      ---------        ---------
Balances at December 31, 1997...  4,463,499   4,463     8,487,801    (1,608,722)        --             --         (164,516)
Warrants exercised..............        424                 1,696
Stock options exercised.........      6,200       7        16,219
Amortization of stock-based
  compensation (unaudited)......         --      --            --            --         --             --           83,096
Net loss (unaudited)............         --      --            --      (834,853)        --             --               --
                                  ---------   ------   ----------   -----------   --------      ---------        ---------
Balance at September 30, 1998
  (unaudited)...................  4,470,123   $4,470   $8,505,716   $(2,443,575)        --             --        $ (81,420)
                                  =========   ======   ==========   ===========   ========      =========        =========

   The accompanying notes are an integral part of the consolidated financial statements.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                      ------------------------   -------------------------
                                                         1998         1997          1997          1996
                                                      ----------   -----------   -----------   -----------
                                                            (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).................................  $ (834,855)  $  (299,593)  $(1,883,382)  $    22,122
  Depreciation, depletion and amortization..........   1,027,447       973,706     1,964,658     1,306,287
  Abandonments and exploratory dry holes............          --            --       890,612       416,892
  Impairment of properties..........................          --       356,000     1,277,342       114,904
  (Gain) loss on sale of properties and equipment...      48,953      (400,932)     (462,571)      (36,308)
  Noncash stock-based compensation..................      83,096       167,264       217,484            --
  Deferred income tax expense (benefit).............    (430,078)     (163,108)     (717,237)       30,280
  Partnership distributions in excess of income.....          --            --        45,875            --
  (Increase) decrease in accounts receivable related
    to operations...................................     407,371       251,269       166,902      (265,521)
  Decrease (increase) in other current assets.......         248        53,092        22,610        (8,300)
  Increase (decrease) in accounts payable and
    accrued expenses related to operations..........    (400,777)      286,306      (213,142)      218,581
  Decrease in note receivable.......................          --            --            --            --
  Other.............................................      40,998        37,222        84,310        94,704
                                                      ----------   -----------   -----------   -----------
  Net cash provided by operating activities.........     (57,597)    1,261,226     1,393,461     1,893,641
Cash flows from investing activities:
  Additions to oil and gas properties...............    (699,387)   (1,909,268)   (2,588,150)   (3,714,110)
  Additions to other property and equipment.........          --            --       (17,765)      (40,554)
  Investment in limited partnership.................          --    (1,576,478)   (1,536,130)           --
  Sale and salvage recoveries on oil and gas
    properties......................................     802,805     1,797,982     1,657,385        32,975
  Sale of other property and equipment..............          --            --       205,851         1,000
  Reimbursable partnership expenditures.............          --       360,479       360,479      (360,479)
  Purchase of marketable securities.................          --            --            --      (326,155)
  Sale of marketable securities.....................          --            --            --       350,332
  Purchase of Summit, less cash acquired............     (16,288)      (95,214)      (89,139)   (1,217,280)
  Loan origination costs and other..................     (12,761)      (37,500)     (119,219)           --
  Vista acquisition.................................    (379,060)           --            --            --
                                                      ----------   -----------   -----------   -----------
  Net cash used in investing activities.............    (304,691)   (1,459,999)   (2,126,688)   (5,274,271)
Cash flows from financing activities:
  Net proceeds from warrants exercised..............      17,922       130,525        45,712         9,191
  Collections on note receivable from
    officer/director................................     258,757        10,468            --            --
  Warrant redemptions...............................          --            --            --            --
  Net proceeds from options exercised...............          --            --       109,312        29,221
  Borrowings on long-term debt......................     720,000     1,856,250     2,617,250     3,770,000
  Principal payments on long-term debt..............    (747,877)   (1,745,367)   (1,876,849)     (983,067)
  Drilling advances.................................          --       617,573      (393,254)      393,254
  Other.............................................          --            --        15,269        14,098
  Repayment of drilling advances....................          --    (1,001,214)           --            --
                                                      ----------   -----------   -----------   -----------
  Net cash provided by financing activities.........     248,802      (131,765)      517,440     3,232,697
                                                      ----------   -----------   -----------   -----------
Increase (decrease) in cash.........................    (113,486)     (330,538)     (215,787)     (147,933)
Cash, beginning of year.............................     150,890       366,677       366,677       514,610
                                                      ----------   -----------   -----------   -----------
Cash, end of year...................................  $   37,404   $    36,139   $   150,890   $   366,677
                                                      ==========   ===========   ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization and Basis of Presentation

     Midland Resources, Inc. ("Company"), was organized in 1990 with the issue of common stock and warrants in exchange for oil and gas partnership interests. The Company and its wholly owned subsidiaries are headquartered in Houston, Texas. The Company is involved in the acquisition, exploration, development and production of oil and gas and owns producing properties and undeveloped acreage and royalty interests in Texas, Illinois and Colorado. The majority of its activities are centered in the Permian Basin of West Texas. Midland Resources Operating Company Inc. ("MRO"), a wholly owned subsidiary, is in the business of oil and gas property operations. Summit Petroleum Corporation ("Summit") is a wholly owned subsidiary engaged in oil and gas acquisition, exploration, development and production. (See Note B.)

  Principles of Consolidation

     The accompanying consolidated balance sheets include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balance sheet accounts have been eliminated in consolidation. All significant inter-company transactions have been eliminated from the consolidated statements of operations and cash flows for the years ended December 31, 1997 and 1996.

  Reclassifications

     Certain reclassifications have been made to conform to the 1997 presentation.

  Oil and Gas Operations

     The Company follows the "successful efforts" method of accounting for oil and gas properties. All costs associated with the acquisition and development of proved oil and gas properties are capitalized.

     Costs associated with exploratory drilling are capitalized pending evaluation of drilling results. Costs of exploratory wells which do not find proved results are expensed. Geological, geophysical and delay rental costs are expensed as incurred.

     Depreciation, depletion and amortization of oil and gas properties is computed on a property-by-property basis using the units-of-production method based upon estimated oil and gas reserve quantities.

     Oil and gas revenues are recognized under the sales method at the point of delivery to the purchaser. No significant over or under produced positions between the Company and its working interest partners exist.

     FAS 121 requires impairment losses to be recognized on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by these assets are less than the assets' carrying amount. It also requires assets held for sale to be valued at the lesser of their original carrying amount or fair value. Estimated fair value of oil and gas properties is based on estimates of future net cash flows, discounted at appropriate rates, prepared by independent petroleum engineers. In 1996 and 1997, the Company recognized losses of $114,904 and $1,277,342, respectively, on its oil and gas properties. In addition, in 1997, the Company recognized abandonment losses of $93,760 resulting from expired and worthless leasehold acreage.

  Other Property and Equipment

     All other property and equipment is depreciated on the straight-line method over lives ranging from 5 to 6 years.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

  Intangible Assets

     Goodwill is amortized on the straight-line method over 30 years. Property operating contracts are amortized on the straight-line method over the lives of the respective oil and gas properties which range from 3 to 19 years. The carrying amounts and amortization lives of goodwill and property operating contracts are evaluated annually. These costs are combined with net capitalized oil and gas property costs in testing for impairment.

  Accounting for Stock Options

     The Company accounts for employee stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, whereby compensation costs are recognized only in situations where stock compensatory plans award intrinsic value to recipients at the date of grant.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates affecting the Company's financial statements are the determination of hydrocarbon reserves, the estimated useful lives of depreciable and amortizable assets, and the fair value of assets held for sale.

  Income Taxes

     The Company recognizes deferred tax assets and liabilities for the future tax consequences of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applicable to the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Earnings (Loss) Per Common Share

     Effective December 31, 1997, the Company retroactively adopted the provisions of Statement of Financial Accounting Standards No. 128 for all periods presented. Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during each year. Dilutive earnings per share is calculated by dividing net income by the weighted average number of common and dilutive potential common shares. Stock options and warrants may be potential dilutive common shares and are therefore considered in the earnings per share calculation, if dilutive. The number of dilutive potential common shares is determined using the treasury stock method. Shares used to compute basic and diluted earnings (loss) per share were 4,433,113 and 4,395,414 in 1997 and 1996, respectively. Dilutive potential shares (options and warrants) not included in these computations because either their effect was antidilutive, or dilution was immaterial, were 2,754,094 and 2,726,022 in 1997 and 1996, respectively.

  Employee Benefits

     Prior to 1995, the Company maintained a 401(k) Plan which covered substantially all full-time employees. In 1995, the Board of Directors authorized the restatement of the plan as the Midland Resources Operating Company, Inc. 401(k) Employee's Stock Ownership Plan and Trust and the contribution of 5,000 shares of treasury stock to the restated plan. An additional 7,300 shares of treasury

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES stock were contributed in 1996. As of December 31, 1995 and 1996, all shares had been allocated to participants in the plan. The Company matches employee contributions up to 3 percent of gross salary. The expense related to the Company's contributions and plan administration was $26,517 and $50,092, in 1997 and 1996, respectively.

  Financial Instruments

     The carrying amount of cash approximates fair value. Interest rates associated with substantially all the Company's long-term debt are linked to current market rates. As a result, management believes that the carrying amount approximates the fair value of the Company's credit facilities.

  Interim Financial Statements

     The financial statements as of September 30, 1998 and 1997 and for the six month periods then ended, included herein, are unaudited. These financial statements include all adjustments, (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the financial statements for these periods. The results of operations for these nine month periods are not necessarily indicative of the results for a full year.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for the period ended September 30, 1998 and 1997 pursuant to the rules and regulations of the Securities and Exchange Commission. Information as of September 30, 1998 or for the nine months ended September 30, 1998 or 1997 is unaudited.

NOTE B. PURCHASE OF SUBSIDIARY CORPORATION

     On September 18, 1996, the Company, through MRI Acquisition Corp. (a wholly owned subsidiary), acquired 81.5% of the issued and outstanding common stock and all outstanding stock options of Summit Petroleum Corporation (See Note F.) for cash of $1,081,188 and cancellation of a note receivable from an officer/stockholder of both the Company and Summit of $479,648. In December 1996, the Summit stockholders approved a plan of merger whereby Summit became a wholly owned subsidiary of the Company. Pursuant to this plan, stockholders possessing the remaining 18.5% interest (443,633 shares), upon tendering their shares, receive $0.70 per share. During 1997, payments of $89,139 were made for 127,341 shares tendered. The Company's liability for the purchase of these remaining shares, which is being funded through long-term borrowings under the Company's revolving credit agreement (See Note C.), is included as a non-current liability in the accompanying balance sheet. The purchase price ($0.70 per share and $0.6375 per option) was based on the fair value of Summit's net assets as determined by the Board of Directors of each respective corporation. The transaction was subject to a fairness opinion provided by a recognized investment banking firm relative to these values. In addition to the purchase price, the Company incurred $139,254 in costs directly related to this acquisition, resulting in a total investment through December 31, 1997, of $2,010,633. This acquisition is accounted for under the purchase method of accounting, which provides that the results of operations are combined from the date of acquisition (September 18, 1996). In December 1996, MRI Acquisition Corp. was dissolved and Summit became a wholly-owned subsidiary of the Company.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

     The following is a summary of the allocation of the cost to the assets acquired and liabilities assumed in this acquisition:

Current assets, including cash of $3,162....................  $  155,742
Current liabilities.........................................    (250,701)
Oil and gas properties......................................   2,408,259
Other assets................................................      20,773
Contracts and leases........................................     200,000
Deferred income tax liability (non-current).................    (279,729)
Long-term debt..............................................    (243,711)
                                                              ----------
          Total.............................................  $2,010,633
                                                              ==========

     The following is a summary of the pro forma results of operations as though this transaction had occurred on January 1, 1996.

                                                                 1996
                                                              ----------
Total revenue...............................................  $7,749,621
                                                              ==========
Net income (loss)...........................................  $   (7,396)
                                                              ==========
Loss per weighted average common share:
  Basic.....................................................  $       --
                                                              ==========
  Diluted...................................................  $       --
                                                              ==========

NOTE C. LONG-TERM DEBT

     The Company's long-term debt consisted of the following at December 31, 1997 and 1996:

                                                                 1997         1996
                                                              ----------   ----------
$30 million revolving credit agreement with Compass Bank,
expiring December 1, 1999...................................  $9,651,615   $       --
Credit facility with First Union National Bank
  Principal balance.........................................          --    8,500,000
  Less discount thereon.....................................          --      (25,863)
Note payable to First Union National Bank...................          --      324,711
Other, primarily secured monthly installment notes..........      47,236       48,403
                                                              ----------   ----------
                                                               9,698,851    8,847,251
Less portion due within one year............................     583,481    1,680,830
                                                              ----------   ----------
Long-Term Portion...........................................  $9,115,370   $7,166,421
                                                              ==========   ==========

     In December, 1997 the Company entered into a revolving credit agreement with Compass Bank (Compass) which provides for a credit facility of $30 million and an initial borrowing base of $10,500,000. Concurrent with the execution of this agreement, the Company's outstanding debt to First Union National Bank
(FUNB) in the amount of $9,151,615 was paid by an advance under the Compass agreement. Amounts borrowed under the Compass agreement are collateralized by a first lien on substantially all of the Company's oil and gas properties. Interest under this agreement is payable monthly at an annual rate which, at the Company's option, is equal to either (a) the Compass prime lending rate (8.5% at December 31, 1997) or (b) the London Interbank Offered Rate, plus 2.5%. In addition, a commitment fee equal to 1/2% per annum on the unused portion of the borrowing base is required. The borrowing base is

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES reduced at the rate of $120,000 per month beginning February 1, 1998 and is subject to redetermination on each April 1st and October 1st. This agreement also requires that the Company maintain certain financial ratios and generally restricts the Company's ability to incur debt, sell assets, materially change the nature of the Company's business structure or pay dividends.

     Future maturities of long term debt at December 31, 1997 are as follows:

1998.....................................................  $  583,481
1999.....................................................   9,100,918
2000.....................................................      11,083
2001.....................................................       3,369
                                                           ----------
                                                           $9,698,851
                                                           ==========

NOTE D. ISSUANCE OF COMMON STOCK AND WARRANTS

     In November 1990, the Company issued 2,264,522 shares of common stock, as discussed in Note A, based on an exchange value of $2.00 per share. For each share of common stock issued, two warrants were issued entitling the holder to purchase one share of common stock at $2.50 and one share at $4.00 during the period from November 1990 to November 2002. On October 6, 1995, the 90 day common stock market price requirement (as defined in the Warrant Agreement) was met and the Company called its $2.50 warrants. Holders of record on December 22, 1995 received a redemption payment of $0.05 per warrant for aggregate payments of $63,373, which was charged to additional paid in capital. 997,009 of the $2.50 warrants were exercised. As of December 31, 1997, 11,428 of the $4.00 warrants had been exercised.

     The warrants are subject to certain antidilution provisions contained in the warrant agreement, which could cause adjustments to the exercise price and the number of shares issuable.

     The Company has two employee stock option plans which reserve an aggregate of 700,000 shares of common stock for issuance to officers and other key employees. As of December 31, 1997 options to acquire 260,000 shares at prices ranging from $2.375 to $4.00 were outstanding under these plans with scheduled expiration dates of 1998 through 2002. As of December 31, 1997, 376,500 shares were available for future grant.

     Under the Midland Resources, Inc. 1995 Directors' Stock Option Plan, 20,000 stock options with a five year term were granted to directors in 1995. As of December 31, 1995, all 20,000 options were outstanding under this plan. In 1996, an additional 30,000 stock options were granted to directors. Each option entitles the holder to purchase one share of common stock for the fair market value of common stock on the date of the grant of the option. As of December 31, 1997, 50,000 options were outstanding under this plan at exercise prices ranging from $2.75 to $3.75 and 50,000 options were available for future grant. Options outstanding at December 31, 1997, if not exercised, are scheduled to expire in 1999 through 2001.

     In May 1997, the Stockholders ratified the Midland Resources, Inc. 1997 Board of Directors Stock Incentive Plan under which 1,000,000 options were issued to non-employee directors, 175,000 options were issued to the advisory director and 60,000 were issued to the corporate secretary, all to acquire shares at $3.00 per share. These options are vested as certain stipulated trading prices for the Company's common stock are achieved and, exercisability is further restricted by time delay provisions which limited the number of vested shares that may be exercised each year beginning in March 1998. As of December 31, 1997, 247,000 of these options were vested. Upon a change of control, as defined, all of these options became exercisable. These options, if not exercised, expire in March, 2002. Also in February, 1997, the Company issued a five year warrant to purchase 50,000 shares to a consultant for future services. These options and warrants are expected to give rise to the recognition of compensation expenses of up to

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

$616,250 through year 2000. In 1997, stock-based compensation expense of $217,484 was recognized in connection with these issuances.

     In June 1995, the Company issued 150,000 warrants to purchase common stock at $4.00 per share for a term of seven years to FUNB. In exchange the Company's credit facility loan agreement was amended to reduce the interest rate by 0.75% and allow 25% of its borrowing base to be used for working capital purposes. The fair value of the warrants at the date of grant was recorded as debt discount and additional paid in capital. None of these warrants have been exercised as of December 31, 1997.

     Warrants to purchase an additional 70,000 shares of common stock were issued in 1994 through 1996 in exchange for investment banking and other services, with exercise prices ranging from $2.50 to $2.875.

     Effective January 1, 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, which provides for an alternative method to valuation of the compensation element of stock based compensation plans. The Company applies APB 25 and related Interpretations in accounting for employee stock-based compensation. Had compensation costs been determined based on the fair value at the grant dates for awards consistent with the method of FASB Statement 123, the Company's net income (loss) and related per share amounts would have been reduced to the pro forma amounts indicated below:

                                                                 1997         1996
                                                              -----------   ---------
Net income (loss):
  As reported...............................................  $(1,883,382)  $  22,122
  Pro forma.................................................   (2,078,360)   (245,366)
Earnings (loss) per share
  As reported:
     Basic..................................................  $     (0.42)  $    0.01
     Diluted................................................        (0.42)       0.01
  Pro forma:
     Basic..................................................  $     (0.47)  $   (0.06)
     Diluted................................................        (0.47)      (0.06)

     The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants issued in 1997, 1996 and 1995:

Expected volatility..................................  61% to 110%
Risk free rate.......................................  6.02% to 6.49%
Expected life of options.............................  3 to 5 years
Expected dividend yield..............................  0%

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

     A summary of the status of the Company's stock option plans at December 31, 1996 and 1997, and changes therein during the years then ended is presented below:

                                                  EMPLOYEE PLANS                DIRECTOR PLANS
                                            --------------------------   ----------------------------
                                                      WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                            SHARES     EXERCISE PRICE     SHARES      EXERCISE PRICE
                                            -------   ----------------   ---------   ----------------
Year ended December 31, 1996:
  Outstanding, January 1, 1996............   93,000        $2.48            20,000        $2.75
  Granted.................................  188,000         3.45            30,000         3.75
  Expired.................................  (22,000)        2.92                --           --
  Exercised...............................   (7,500)        2.38                --           --
  Outstanding, December 31, 1996..........  251,500        $3.18            50,000        $3.35
                                            -------        -----         ---------        -----
  Options exercisable at December 31,
     1996.................................  191,500        $3.01            50,000        $3.35
                                            =======        =====         =========        =====
  Weighted average fair value of options
     granted during 1996..................                 $2.70                          $3.01
                                                           =====                          =====
Year ended December 31, 1997:
  Outstanding, January 1, 1997............  251,500        $3.18            50,000        $3.35
  Granted.................................  123,000         3.33         1,235,000         3.00
  Expired.................................  (78,500)        3.16                --           --
  Exercised...............................  (36,000)        3.06                --           --
  Outstanding, December 31, 1997..........  260,000         3.18         1,285,000         3.01
                                            -------        -----         ---------        -----
  Options exercisable at December 31,
     1997.................................  181,000        $3.07            50,000        $3.00
                                            =======        =====         =========        =====
  Weighted average fair value of options
     granted during 1997..................                 $2.05                          $0.25
                                                           =====                          =====

     A summary of the status of stock purchase warrants at December 31, 1996 and 1997, and changes therein during the years then ended is presented below:

                                                                         WEIGHTED AVERAGE
                                                              SHARES     EXERCISE PRICES
                                                            ----------   ----------------
Year ended December 31, 1996:
  Outstanding, January 1, 1996............................   2,459,522        $3.97
  Issued..................................................      25,000         3.25
  Expired.................................................          --           --
  Exercised...............................................          --           --
  Outstanding, December 31, 1996..........................   2,484,522         3.97
                                                            ----------        -----
  Warrants exercisable at December 31, 1996...............   2,484,522        $3.97
                                                            ==========        =====
  Weighted average fair value of warrants issued during
     1996.................................................                    $0.45
                                                                              =====
Year ended December 31, 1997:
  Outstanding, January 1, 1997............................   2,484,522        $3.97
  Issued..................................................      50,000         3.00
  Expired.................................................          --           --
  Exercised...............................................     (11,428)        4.00
  Outstanding, December 31, 1997..........................   2,523,094         3.89
                                                            ----------        -----
  Warrants exercisable at December 31, 1997...............   2,523,094        $3.89
                                                            ==========        =====
  Weighted average fair value of warrants issued during
     1997.................................................                    $0.45
                                                                              =====

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

NOTE E. MAJOR CUSTOMERS

     The Company and its subsidiaries operate exclusively within the United States and their revenues and operating income are derived predominately from the oil and gas industry. Oil and gas production is sold to various purchasers and the receivables are generally uncollateralized. The Company has not experienced significant credit losses on its oil and gas accounts and management is of the opinion that significant credit risk does not exist. Management is of the opinion that the loss of any one purchaser would not have an adverse effect on the ability of the Company to sell its oil and gas production.

     In 1997, three purchasers accounted for 18%, 15% and 12%, respectively, of total oil and gas revenues. In 1996, three purchasers accounted for 18%, 12% and 15%, respectively, of total oil and gas revenues. In 1995, four purchasers accounted for 18%, 17%, 11% and 11%, respectively, of total oil and gas revenues.

NOTE F. RELATED PARTIES

     Until December 1993, MRO was owned 80% by the Company's then President and Chairman of the Board of Directors, Mr. Deas H. Warley III and 20% by a former Vice President and Board Member, Sal J. Pagano. Mr. Warley currently owns approximately 16% of the Company's outstanding common stock and 5% of the related $4.00 warrants.

     Effective November 1, 1995, the Company purchased a building and land in Midland County, Texas, for $78,996 from Mr. Warley and another individual for use as a district office. Mr. Warley and the other individual each financed 50% of the purchase price less the down payment of $10,496. The two $34,250 ten year notes bore interest at 7.5% and were payable in equal monthly installments of $407 each. The cost to the Company was based on an independent written appraisal and certain improvements completed before the property was purchased. This property was sold in 1997 at a gain of $46,500.

     In December 1995, Mr. Warley borrowed $582,805 from the Company under an eighteen month term note bearing 7.5% interest, secured by 287,947 shares of the Company's common stock. Mr. Warley used these funds to exercise his 233,122 warrants to buy common stock at $2.50 per share. The balance of the note payable to Mr. Warley discussed above was netted against this note receivable and he made a cash payment of $95,000 leaving a balance of $453,641 at December 31, 1995. This amount was reflected in the financial statements as a reduction of stockholders' equity at December 31, 1995. This note was paid in full in September 1996 by offsetting the balance of $479,648 against the payment to Mr. Warley for his stock and options in Summit Petroleum Corporation (See Note B.).

     The amounts due from a related party at December 31, 1996, represents reimbursements due for certain acquisition and exploration costs from a limited partnership, formed in January, 1997, for which the Company served as general partner. Amounts due from a related party at December 31, 1997 represents amounts due from this partnership for property operations and drilling costs. The limited partnership group was initially comprised of 19 individuals of which 18 were also stockholders of the Company. In addition, two of these individuals are directors of the Company. During 1997, the Company's interest was assigned to the Company in the form of oil and gas property interests and, effective December 31, 1997 the Company withdrew from the partnership.

     During 1997, the Company acquired working interests from two directors and a partnership interest from one of these directors for cash consideration of $144,879 and 15,040 shares of common stock valued at $52,625.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

NOTE G. COMMITMENTS AND CONTINGENCIES

     The Company is involved in litigation arising in the ordinary course of business. Management believes the ultimate resolution of these matters will not have a material effect on the consolidated financial statements (see Note N.).

     The Company leases its executive office space and a field office under noncancellable operating leases expiring in 2002. Rental expense was $92,088 in 1996, and $93,988 in 1997. Future minimum rental commitments, as of December 31, 1997, for these leases are as follows:

1998.....................................................   $117,216
1999.....................................................    117,216
2000.....................................................    117,216
2001.....................................................    117,216
2002.....................................................     78,144
                                                            --------
                                                            $547,008
                                                            ========

NOTE H. INCOME TAXES

     The deferred tax assets and liabilities reflected in the consolidated balance sheets as December 31, 1997 and 1996 are as follows:

                                                                 1997         1996
                                                              ----------   ----------
Deferred tax assets:
  Tax loss carry-forwards...................................  $1,214,957   $1,193,719
     Less valuation allowance...............................    (146,385)          --
  Other.....................................................      80,579        9,405
                                                               1,149,151    1,203,124
Deferred tax liabilities:
  Property and equipment....................................      33,259      619,975
  Property held for sale....................................          --      108,317
  Contracts and leases......................................      67,699      143,876
                                                              ----------   ----------
                                                                 100,958      872,168
                                                              ----------   ----------
Net deferred tax asset......................................  $1,048,193   $  330,956
                                                              ==========   ==========

     For income tax purposes, the Company has net losses of approximately $2,963,000 available for carryforward which, if not utilized, will begin to expire in 2005. Management has determined that, based on future expectations, it is more likely than not that the Company's future taxable income will be sufficient to fully utilize these losses prior to their expiration. In addition, the Company has losses of approximately $610,000 which, if not utilized, will begin to expire in 1998. Management has determined that, based on future expectations, it is more likely than not, that approximately $431,000 of this amount will not be utilized and, accordingly, has established a valuation allowance.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

     A reconciliation of the provision for income taxes to the income taxes computed using the federal statutory rate for the years 1997 and 1996 follows:

                                                                1997       1996
                                                              ---------   -------
Amount computed using statutory tax.........................  $(884,211)  $17,817
Increase (reduction) in taxes resulting from:
  Valuation allowance against tax loss carry-forwards.......    146,385        --
                                                              ---------   -------
  Nondeductible expenses....................................     10,886     2,642
  All other.................................................      9,703     9,821
Federal income tax (benefit)................................  $(717,237)  $30,280

NOTE I. PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1997 and 1996, is comprised of the following:

                                                                1997          1996
                                                             -----------   -----------
Producing oil and gas properties...........................  $27,041,136   $25,809,221
Non-producing oil and gas properties.......................    1,582,364     1,127,605
Transportation equipment...................................      215,749       282,532
Computer equipment and software............................      244,138       229,155
Office furniture and equipment.............................       96,732        94,299
Land and buildings.........................................       14,000        96,545
Leasehold improvements.....................................        1,347         9,014
Wells in progress..........................................       15,233       241,209
                                                             -----------   -----------
                                                             $29,210,699   $27,889,580
                                                             ===========   ===========

NOTE J. HEDGING ACTIVITIES

     Effective March 1, 1995, the Company entered into a one year gas swap agreement to hedge against a portion of the price risk associated with gas price declines. This agreement covers approximately 50% of the Company's total estimated gas production. The Company's price under this agreement is a minimum of $1.50 per Mcf with a 40% participation in prices over $1.50. This swap agreement expired in February, 1996, and the Company has not entered into another contract. Losses under this contract were $21,109 and $25,860 for 1995 and 1996, respectively. Gains or losses relating to the swap agreement are measured, settled and recognized at the end of each month as part of oil and gas sales.

NOTE K. OIL AND GAS INFORMATION

     Capitalized costs related to the Company's oil and gas producing activities are as follows:

                                                                1997          1996
                                                             -----------   -----------
Proved producing properties subject to depreciation,
depletion and amortization.................................  $27,041,136   $25,809,221
Less accumulated depreciation, depletion and
  amortization.............................................   15,634,206    13,769,157
                                                             -----------   -----------
                                                              11,406,930    12,040,064
Wells in progress..........................................       15,233       241,209
Non-producing properties...................................    1,582,364     1,127,605
                                                             -----------   -----------
Net capitalized cost.......................................  $13,004,527   $13,408,878
                                                             ===========   ===========

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

     A summary of costs incurred in acquisition, development and exploration of oil and gas properties is as follows:

                                                                 1997         1996
                                                              ----------   ----------
Incurred directly:
  Acquisition costs -- Proven properties....................  $   57,116   $2,391,228
  Acquisition costs -- Unproven properties..................     296,928      922,607
  Development costs.........................................   1,645,774    2,368,448
  Exploration costs.........................................     849,534      766,855
Share of limited partnership expenditures:
  Acquisition -- Unproven properties........................  $  539,935   $       --
  Development costs.........................................     932,197           --
  Exploration costs.........................................       2,050           --

     Depreciation, depletion and amortization per equivalent barrel of oil produced (gas is converted to equivalent barrels at the rate of 6 Mcf per barrel) are as follows:

                                                              1997    1996
                                                              -----   -----
Depreciation, depletion and amortization:
  Based on production.......................................  $4.95   $2.91

NOTE L. CASH FLOWS

     Supplemental disclosures of cash flow information are as follows:

                                                                1997       1996
                                                              --------   --------
Cash paid during the year for:
  Interest..................................................  $896,760   $625,948
  Income taxes..............................................        --         --
Significant non-cash activities:
  Issuance of stock for property............................    52,625         --
  Issuance of warrants to bank..............................        --         --
  Note receivable from sale of building.....................        --         --
  Note payable from purchase of district office, warehouse
     and yard...............................................        --         --
  Note receivable from officer/director for exercise of
     warrants, net of note payable..........................        --         --
  Treasury stock contributed to ESOP........................        --     26,462
  Development costs incurred, unpaid at year end............        --    110,700
  Non-cash reduction in note receivable officer/director....        --    479,648
  Proceeds from property sales not collected at year end....   563,757         --

NOTE M. OIL AND GAS RESERVES (UNAUDITED)

     The estimates of the Company's proved oil and gas reserves, which are located entirely within the United States, were prepared in accordance with the guidelines established by the Securities and Exchange Commission and Financial Accounting Standards Board which require that reserve estimates be prepared under existing economic and operating conditions, with no provision for price and cost escalators, except by contractual agreement. These estimates as of December 31, 1997 are based on evaluations prepared by Williamson Petroleum Consultants, Inc., Independent Petroleum Engineers. The estimates as of December 31, 1996 are based on evaluations prepared by E. Ralph Green and Associates, Independent Petroleum Engineers.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

     Management emphasizes that reserve estimates are inherently imprecise and are expected to change as new information is available and as economic conditions in the industry change.

  Changes in proved reserve quantities (UNAUDITED):

                                                              OIL (Bbls)   GAS (Mcf)
                                                              ----------   ----------
Proved reserves, December 31, 1995..........................  2,387,609    18,468,742
Sales of minerals-in-place..................................     (1,521)      (16,519)
Extensions, discoveries and improved recovery...............    279,444       223,243
Revision of previous estimates..............................    171,677    (1,124,321)
Purchase of minerals-in-place...............................     44,528       327,466
Purchase of Summit..........................................    175,656     1,418,424
Production..................................................   (215,913)   (1,002,482)
                                                              ---------    ----------
Proved reserves, December 31, 1996..........................  2,841,480    18,294,553
Sales of minerals-in-place..................................   (252,087)   (1,826,629)
Extensions, discoveries and improved recovery...............    549,834       349,664
Revision of previous estimates..............................   (291,648)   (1,969,860)
Production..................................................   (192,580)     (988,109)
                                                              ---------    ----------
Proved reserves, December 31, 1997..........................  2,654,999    13,859,619
                                                              ---------    ----------
Proved developed reserves (UNAUDITED):
  December 31, 1996.........................................  2,061,974    13,821,400
  December 31, 1997.........................................  1,732,544     9,533,072

     The significant revision of estimated quantities of gas in 1997 is attributable to lower gas prices in effect at year end, which adversely affects the projected economic lives of the properties. The average gas price at December 31, 1996 was $3.72 per Mcf, compared to $2.36 at December 31, 1997. In 1996, the gas revision of estimates was attributable to the results of drilling which failed to prove the existence of previous reserve estimates in two fields.

  Standardized measure of discounted future net cash flows relating to proved reserves (UNAUDITED):

                                                             YEARS ENDED DECEMBER 31,
                                                            --------------------------
                                                               1997           1996
                                                            -----------   ------------
Future cash inflows.......................................  $76,605,194   $139,037,425
Future production costs...................................   34,210,308     51,857,027
Future development costs..................................    8,039,963      7,231,324
Future income taxes(a)....................................    5,521,700     18,372,157
                                                            -----------   ------------
Future net cash flows.....................................   28,833,223     61,576,917
Annual discount (10%) for estimated timing of cash
  flows...................................................   13,251,251     29,984,568
                                                            -----------   ------------
Standardized measure of discounted future net cash
  flows...................................................  $15,581,972   $ 31,592,349
                                                            ===========   ============

---------------

(a) Future income taxes are computed at current statutory rates on future net cash flows before income taxes less the income tax bases of the oil and gas properties, available loss carry-forwards, and statutory depletion carry-forwards.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

 Changes in standardized measure of discounted future net cash flows from proved reserves (UNAUDITED):

                                                             YEARS ENDED DECEMBER 31,
                                                            --------------------------
                                                                1997          1996
                                                            ------------   -----------
Sales of oil and gas produced, net of production costs....  $ (2,398,872)  $(4,722,529)
Net changes in price and production.......................   (20,928,554)   19,074,149
Previously estimated development costs incurred...........            --        35,190
Revisions of estimated future development costs...........      (202,755)      (84,478)
Revision of quantity estimates............................    (2,752,686)      167,303
Purchases of minerals-in-place............................            --       840,715
Acquisition of Summit.....................................            --     2,875,995
Sales of minerals-in-place................................    (2,336,161)      (31,888)
Extensions and discoveries................................     2,520,441     1,857,974
Net change in income taxes................................     6,042,379    (4,838,537)
Accretion of discount.....................................     3,981,784     1,768,766
Changes in timing of estimated cash flows and other.......        64,047       348,981
                                                            ------------   -----------
Changes in standardized measure...........................   (16,010,377)   17,291,641
Standardized measure, beginning of year...................    31,592,349    14,300,708
                                                            ------------   -----------
Standardized measure, end of year.........................  $ 15,581,972   $31,592,349
                                                            ============   ===========

NOTE N. SUBSEQUENT EVENT (SECOND PARAGRAPH IS UNAUDITED)

     On April 9, 1998, The Board of Directors approved a plan to combine with Vista Resources Partners, L.P., a Midland, Texas based entity engaged in oil and gas exploration and production. Consummation of any transaction pursuant to these negotiations depends upon the satisfaction or waiver of a number of conditions, including, without limitation, stockholder approval, execution of a definitive agreement and receipt of a fairness opinion.

     The Company has been involved in pending litigation, the nature of which is a claim for damages arising from the Company's actions as operator of certain properties in which the plaintiff has an interest, and removal of the Company as operator of the properties. The plaintiff had not specified a damage amount until subsequent to April 1998, at which time damages of $230,000 were claimed. The Company has filed a counterclaim against the plaintiff. Management believes the ultimate resolution of this matter will not have a material adverse effect on the Company.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Prize Energy Corp.

     We have audited the accompanying statements of revenues and direct operating expenses for the producing properties acquired by Prize Energy Corp. from Pioneer Natural Resources USA, Inc. (Acquired Properties) for the years ended December 31, 1996, 1997 and 1998. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accompanying statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accompanying statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the revenues and expenses of the Acquired Properties.

     In our opinion, the statements referred to above present fairly, in all material respects, the operating revenues and direct operating expenses of the Acquired Properties for the years ended December 31, 1996, 1997 and 1998, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Fort Worth, Texas
September 3, 1999

              PRODUCING PROPERTIES ACQUIRED BY PRIZE ENERGY CORP.
                    FROM PIONEER NATURAL RESOURCES USA, INC.

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                                                         NINE MONTHS    SIX MONTHS
                                     YEAR ENDED DECEMBER 31,                ENDED          ENDED
                            -----------------------------------------   SEPTEMBER 30,    JUNE 30,
                                1996           1997          1998           1998           1999
                            ------------   ------------   -----------   -------------   -----------
                                                                         (UNAUDITED)    (UNAUDITED)
Revenues:
  Crude sales.............  $ 49,728,421   $ 49,697,127   $30,576,824    $24,617,029    $13,554,676
  Natural gas sales.......    67,395,820     74,836,148    48,485,086     37,742,857     19,050,159
  Natural gas liquids
     sales................       720,329      3,477,148     5,493,151      4,395,463      2,513,683
                            ------------   ------------   -----------    -----------    -----------
                             117,844,570    128,010,423    84,555,061     66,755,349     35,118,518
Direct operating expenses:
  Lease operating
     expenses.............    15,295,109     22,561,641    18,318,306     14,296,894      7,356,807
  Oil and gas production
     taxes................     9,975,825     11,293,089     8,685,884      5,877,843      3,769,505
                            ------------   ------------   -----------    -----------    -----------
                              25,270,934     33,854,730    27,004,190     20,174,737     11,126,312
                            ------------   ------------   -----------    -----------    -----------
Revenues in excess of
  direct operating
  expenses................  $ 92,573,636   $ 94,155,693   $57,550,871    $46,580,612    $23,992,206
                            ============   ============   ===========    ===========    ===========

                            See accompanying notes.

              PRODUCING PROPERTIES ACQUIRED BY PRIZE ENERGY CORP.
                    FROM PIONEER NATURAL RESOURCES USA, INC.

         NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

1. BASIS OF PRESENTATION

     Pursuant to the terms of a Purchase and Sale Agreement dated May 16, 1999 and effective as of July 1, 1999, Prize Energy Corp. (the Company) completed the acquisition of interests in certain oil and gas producing properties (Acquired Properties), primarily located in Texas, Louisiana, and Oklahoma from Pioneer Natural Resources USA, Inc. (Pioneer), for a total of $242 million, including transaction costs, payable in cash and 6% convertible preferred stock.

     The oil and gas revenues and direct operating expenses presented herein relate only to the interests in the Acquired Properties and do not represent all of the oil and gas operations of Pioneer. Oil and gas revenues of the Acquired Properties are recorded on the entitlements method. Direct operating expenses include all costs incurred which are necessary for the production, marketing and distribution of the products produced from the subject properties including, without limitation, costs and expenses of field separation; treatment; dehydration; direct overhead charges (other than costs associated with general corporate activities); pumper, roustabout and field supervision labor; meter calibrations; engineering supervision charges; fuel and electricity; valves, connections and other minor equipment repair; oil and lubricants; major repairs; rental tools and equipment; pipe inspection; trucking; reservoir testing; pressure testing; well plugging; site remediation; operator bonding; insurance charges; salt water disposal; water injection and pressure maintenance; gas compression; hot oil and hot water treatments; filing fees; make-up water purchases; electrician charges; mud and chemicals; pulling and workover units; other miscellaneous supplies and services; and severance, ad valorem and other production related taxes and charges. In addition, lease operating expenses are net of gas plant processing fees and oil and gas production taxes include production and severance taxes and ad valorem taxes associated with the properties. Direct operating expenses do not include charges for depletion, depreciation, amortization and abandonment; federal and state income taxes; interest; or corporate general and administrative expenses. The oil and gas revenues and direct operating expenses for the periods presented may not be indicative of the results of future operations of the properties acquired.

2. SUBSEQUENT EVENT

     Effective July 1, 1999, the Company sold certain mineral interests included in the properties purchased from Pioneer to Blackstone Minerals Co., LP for $32 million. The revenues and direct operating expenses associated with these properties included in the Statements of Revenues and Direct Operating Expenses were as follows:

                                                                      NINE MONTHS    SIX MONTHS
                                    YEAR ENDED DECEMBER 31,              ENDED          ENDED
                              ------------------------------------   SEPTEMBER 30,    JUNE 30,
                                 1996         1997         1998          1998           1999
                              ----------   ----------   ----------   -------------   -----------
                                                                      (UNAUDITED)    (UNAUDITED)
Revenues....................  $8,578,608   $7,189,442   $5,136,967    $4,007,254     $1,911,604
Direct operating expenses...   1,037,518    1,115,379      793,131       600,493        259,018
                              ----------   ----------   ----------    ----------     ----------
Revenues in excess of direct
  operating expenses........  $7,541,090   $6,074,063   $4,343,836    $3,406,761     $1,652,586
                              ==========   ==========   ==========    ==========     ==========

3. SUPPLEMENTAL OIL AND GAS RESERVE AND STANDARDIZED MEASURE INFORMATION (UNAUDITED)

     Estimated quantities of proved net reserves include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the effective date of the acquisition, under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells with existing

              PRODUCING PROPERTIES ACQUIRED BY PRIZE ENERGY CORP.
                    FROM PIONEER NATURAL RESOURCES USA, INC.

                      NOTES TO STATEMENTS OF REVENUES AND
                    DIRECT OPERATING EXPENSES -- (CONTINUED)

equipment and operating methods. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

     The following tables present the proved oil and gas reserves of the Acquired Properties as of December 31, 1998 and a rollforward of the changes in proved reserves for 1998.

                    ESTIMATED QUANTITIES OF PROVED RESERVES

                                                  OIL & NGLS       GAS
                                                    (Bbl)         (Mcf)         BOE
                                                  ----------   -----------   ----------
Proved reserves.................................  26,051,394   224,026,656   63,389,170
                                                  ----------   -----------   ----------
Proved developed reserves.......................  23,136,377   193,193,545   55,335,301
                                                  ==========   ===========   ==========
Proved undeveloped reserves.....................   2,915,017    30,833,111    8,053,869
                                                  ==========   ===========   ==========

                                                  OIL & NGLS       GAS
                                                    (Bbl)         (Mcf)         BOE
                                                  ----------   -----------   ----------
Balance, January 1, 1998........................  29,185,695   248,955,853   70,678,337
Production......................................   3,134,301    24,929,197    7,289,167
                                                  ----------   -----------   ----------
Balance, December 31, 1998......................  26,051,394   224,026,656   63,389,170
                                                  ==========   ===========   ==========

     The following tables are a summary of the December 31, 1998 standardized measure of discounted future net cash flows related to the proved oil and gas reserves of the Acquired Properties and a rollforward of the standardized measure for 1998. For these calculations, estimated future cash flows from estimated future production of proved reserves were computed using oil and gas prices as of the end of 1998. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic life of the properties, and costs were not escalated for the future. The Acquired Properties are not a separate tax paying entity. Accordingly, the standardized measure of discounted future net cash flows from proved reserves is presented before

              PRODUCING PROPERTIES ACQUIRED BY PRIZE ENERGY CORP.
                    FROM PIONEER NATURAL RESOURCES USA, INC.

                      NOTES TO STATEMENTS OF REVENUES AND
                    DIRECT OPERATING EXPENSES -- (CONTINUED)

deduction of federal income taxes. The information presented below should not be viewed as an estimate of the fair value of the acquired interests, nor should it be considered indicative of any future trends.

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                              DECEMBER 31, 1998
                                                              -----------------
Future cash inflows.........................................    $621,543,244
Future production and development costs.....................    (267,522,684)
Discounts of future net cash flows at 10% per annum.........    (154,852,977)
                                                                ------------
Standardized measure of discounted future net cash flows....    $199,167,583
                                                                ============

Standardized measure of discounted future net cash flows,
  beginning of year.........................................    $214,163,933
Oil and gas sales net of production costs...................     (57,550,871)
Development costs...........................................      21,138,128
Accretion of discount.......................................      21,416,393
                                                                ------------
Standardized measure of discounted future net cash flows,
  end of year...............................................    $199,167,583
                                                                ============

     The weighted average prices of oil and gas at December 31, 1998 used in the calculation of the standardized measure were $9.63 per barrel for oil, $6.52 per barrel for NGL's and $1.76 per Mcf for gas, respectively.

     Development costs for the year ended December 31, 1998, the nine months ended September 30, 1998 and the six months ended June 30, 1999 were $21,138,128, $20,064,416 and $629,864, respectively. Exploration costs and incremental general and administrative costs were insignificant.

                               PRIZE ENERGY CORP.

                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                     ASSETS

Current Assets:
  Cash......................................................   $  9,732,819
  Accounts receivable -- trade..............................      5,904,822
  Accounts receivable -- oil and gas........................     15,984,715
  Other.....................................................        647,491
                                                               ------------
          Total Current Assets..............................     32,269,847
Properties and Equipment, at cost:
  Oil and gas properties....................................    216,303,494
  Other.....................................................        828,930
                                                               ------------
                                                                217,132,424
  Less accumulated depreciation and depletion...............     (4,646,622)
                                                               ------------
                                                                212,485,802
Other assets................................................      2,347,457
                                                               ------------
          Total Assets......................................   $247,103,106
                                                               ============

                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued liabilities..................   $ 21,922,401
  Current maturities of long-term debt......................      1,323,691
                                                               ------------
          Total Current Liabilities.........................     23,246,092
Long-term debt..............................................    139,000,000
Commitments and contingencies:
Stockholders' Equity:
  Convertible voting preferred stock: authorized
     shares -- 10,000, issued and outstanding
     shares -- 2,342........................................     30,450,000
  Common stock, $.01 par value: authorized shares -- 20,000,
     issued and outstanding shares -- 4,979.................             50
  Note receivable -- officer................................       (150,000)
  Paid-in capital...........................................     49,342,854
  Retained earnings.........................................      5,214,110
                                                               ------------
          Total Stockholder's Equity........................     84,857,014
                                                               ------------
          Total Liabilities and Stockholder's Equity........   $247,103,106
                                                               ============

  The accompanying notes are an integral part of these consolidated financial statements.

                               PRIZE ENERGY CORP.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                                                JANUARY 15, 1999
                                                               (INCEPTION) THROUGH
                                                               SEPTEMBER 30, 1999
                                                               -------------------
Total Revenues..............................................       $22,692,680
Expenses:
  Lease operating expenses..................................         3,740,714
  Production taxes..........................................         2,277,453
  Depreciation, depletion, and amortization.................         4,646,622
  General and administrative................................           721,719
                                                                   -----------
          Total Costs and Expenses..........................        11,386,508
                                                                   -----------
Operating Income (Loss).....................................        11,306,172
                                                                   -----------
Other:
  Interest (income) expense.................................         3,101,426
  Other.....................................................          (204,046)
                                                                   -----------
          Total Other.......................................         2,897,380
                                                                   -----------
Income Before Income Taxes..................................         8,408,792
Provision For Income Taxes..................................         2,744,682
                                                                   -----------
Net Income..................................................       $ 5,664,110
                                                                   -----------
Preferred dividend..........................................          (450,000)
Income available to common stockholders.....................       $ 5,214,110
                                                                   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                               PRIZE ENERGY CORP.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
            JANUARY 15, 1999 (INCEPTION) THROUGH SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                CONVERTIBLE VOTING
                                 PREFERRED STOCK       COMMON STOCK                        ADDITIONAL
                               --------------------   ---------------   NOTE RECEIVABLE-     PAID-IN      RETAINED
                               SHARES     AMOUNT      SHARES   AMOUNT       OFFICER          CAPITAL      EARNINGS       TOTAL
                               ------   -----------   ------   ------   ----------------   -----------   ----------   -----------
Issuance of common stock.....     --    $        --   4,979     $50        $(250,000)      $49,342,854   $       --   $49,092,904
Issuance of preferred
  stock......................  2,308     30,000,000      --      --               --                --           --    30,000,000
Preferred dividends..........     34        450,000      --      --               --                --     (450,000)           --
Repayment of note
  receivable.................                            --      --          100,000                --           --       100,000
Net income...................                            --      --               --                --    5,664,110     5,664,110
                               -----    -----------   -----     ---        ---------       -----------   ----------   -----------
Balance as of September 30,
  1999.......................  2,342    $30,450,000   4,979     $50        $(150,000)      $49,342,854   $5,214,110   $84,857,014
                               =====    ===========   =====     ===        =========       ===========   ==========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                               PRIZE ENERGY CORP.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                               JANUARY 15, 1999
                                                                 (INCEPTION)
                                                                   THROUGH
                                                              SEPTEMBER 30, 1999
                                                              ------------------
Operating Activities
  Net income................................................    $   5,664,110
  Adjustments to reconcile net income to net cash used by
     operating activities:
     Depreciation, depletion and amortization...............        4,646,622
     Amortization of loan origination fees..................           86,943
     Undistributed earnings of equity investee..............          (88,347)
     Changes in operating assets and liabilities:
       Accounts receivable..................................      (21,186,096)
       Other current assets.................................         (647,491)
       Accounts payable and accrued liabilities.............       21,204,568
                                                                -------------
Cash Provided by Operating Activities.......................        9,680,309
Investing Activities
  Acquisition of net assets.................................     (211,257,678)
  Purchase of properties and equipment......................       (2,535,390)
  Proceeds from the sale of Mineral Interest................       32,000,000
                                                                -------------
Cash Used by Investing Activities...........................     (181,793,068)
Financing Activities
  Proceeds from issuance of common stock....................       45,464,078
  Repayment of notes receivable from shareholder............          100,000
  Borrowings under credit facilities........................      171,000,000
  Repayment of credit facilities............................      (32,284,100)
  Loan origination fees.....................................       (2,434,400)
                                                                -------------
Cash Provided by Financing Activities.......................      181,845,578
                                                                -------------
Increase in Cash............................................        9,732,819
Cash, Beginning of Period...................................               --
                                                                -------------
Cash, End of Period.........................................    $   9,732,819
                                                                =============
Non-cash Transactions:
Issuance of common stock for investment in LLC..............    $   3,628,826
                                                                =============
Convertible preferred stock issued as consideration in
  acquisition...............................................    $  30,000,000
                                                                =============
Preferred dividends paid in kind............................    $     450,000
                                                                =============
Issuance of common stock to officer for note receivable.....    $     250,000
                                                                =============
Net assets of LLC acquired less equipment conveyed as
  partial consideration.....................................    $     608,092
                                                                =============

  The accompanying notes are an integral part of these consolidated financial statements.

                               PRIZE ENERGY CORP.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
                                  (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND ORGANIZATION

     Prize Energy Corp. (the Company) was formed on January 15, 1999 and is a Delaware corporation engaged in the development and production of proved oil and gas properties. The Company's corporate headquarters is located in Grapevine, Texas with oil and gas producing properties primarily located in Texas, Louisiana, and Oklahoma.

     The consolidated financial statements presented herein at September 30, 1999 and for the period January 15, 1999 (Inception) through September 30, 1999 are unaudited; however, all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations, and cash flows for the period have been made and are of a normal recurring nature. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of the interim periods are not necessarily indicative of results to be expected for the full year.

     The Company was initially formed through the contribution of cash and a minority investment in a limited liability company for the purpose of acquiring oil and gas properties. Pursuant to the terms of a Purchase and Sale Agreement (Purchase Agreement) dated May 16, 1999, on June 29, 1999 the Company completed the acquisition of interests in certain oil and gas producing properties, primarily located in Texas, Louisiana, and Oklahoma from affiliates of Pioneer Natural Resources USA, Inc. (Pioneer), for a total purchase price of $242 million, including transaction costs, paid in cash and 6% convertible voting preferred stock. The acquisition closed on June 29, 1999, and per the terms of the Purchase Agreement the Company began operating the properties on July 1, 1999.

     Subsequent to the purchase from Pioneer and effective July 1, 1999, Prize sold a group of mineral interests which were acquired with the oil and gas properties purchased from Pioneer for $32 million. The properties were located outside Prize's principal operating areas of Texas, Oklahoma and New Mexico. Accordingly, the properties were assigned a value of $32 million when purchased, and no gain or loss was recognized on disposal.

     At inception, certain stockholders contributed a minority investment in a limited liability company, Sunterra Petroleum LLC (Sunterra). Subsequently, the Company purchased the remaining interest in Sunterra in exchange for $750,000, a gas plant and the assumption of Sunterra's debt. The total consideration paid for Sunterra during the year was $6,378,826, plus the assumed debt of $1,607,791.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

OIL AND GAS PROPERTIES

     Concurrent with its recent purchase of oil and gas properties, the Company follows the successful efforts method of accounting for its oil and gas properties whereby costs of productive wells, developmental dry holes and productive leases are capitalized and amortized on a unit-of-production basis over the

                               PRIZE ENERGY CORP.

respective properties' remaining proved reserves. Amortization of capitalized costs of oil and gas properties are provided on a common area basis.

     Leasehold cost is capitalized when incurred. Though no significant unproved acreage has been acquired to date, unproved oil and gas properties with significant acquisition costs will be periodically assessed and any impairment in value charged to expense. The costs of unproved properties, which are not individually significant, will be assessed periodically in the aggregate based on historical experience, and any impairment in value will be charged to expense. The costs of unproved properties that are determined to be productive will be transferred to proved oil and gas properties.

     Exploration costs, such as geological and geophysical expenses and annual delay rentals, will be charged to expense as incurred. Exploratory drilling costs, if any, including the costs of stratigraphic test wells, will be initially capitalized but charged to expense if and when the well is determined to be unsuccessful.

     The acquisition costs of proved properties are depleted by the unit-of-production method based on estimated proved oil and gas reserves. Capitalized exploratory drilling costs which result in the discovery of proved reserves and development costs are amortized by the unit-of production method based on estimated proved developed oil and gas reserves. Gas is converted to equivalent barrels at the rate of six MCF of gas to one barrel of oil.

     Other property and equipment is recorded at cost and depreciated using the straight-line method with estimated useful lives ranging from three to five years. Expenditures for repairs and maintenance are charged to expense as incurred; betterments which materially prolong the lives of the assets are capitalized.

IMPAIRMENT OF OIL AND GAS PROPERTIES

     The Company has evaluated its oil and gas properties under the provisions of Statement of Financial Accounting Standards 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121). SFAS 121 requires that proved oil and gas properties be assessed for an impairment in their carrying value whenever events or changes in circumstances indicate that such carrying value may not be recoverable. SFAS 121 requires that this assessment be performed by comparing the undiscounted future net cash flows and net carrying value of oil and gas properties. For the period ended September 30, 1999, there was no impairment of the Company's oil and gas properties.

INCOME TAXES

     Income taxes are provided using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." At September 30, 1999, there were no significant temporary differences or deferred income taxes.

REVENUE RECOGNITION

     The Company uses the sales method of accounting for oil and gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers.

DERIVATIVES

     The Company has entered into derivative contracts to hedge a portion of the price risk of its future production and its interest rate risk. Changes in value of financial instruments, utilized to hedge commodity price and interest rate risk are recognized in the statement of operations when the underlying transactions are recognized.

                               PRIZE ENERGY CORP.

     The Company's criteria for a derivative instrument to qualify for hedge accounting treatment are as follows:

     - The timing or duration and characteristics of the underlying exposure must have been identified with reasonable certainty;

     - Changes in the value of the derivative must correlate to a high degree with changes in the present value of the exposure;

     - The derivative has been designated as a hedge or is a synthetic alteration of a specific asset, liability or anticipated transaction; and

     - The derivative instrument either: (a) reduces exposure of net income or cash flow to fluctuations caused by movements in commodity prices or interest rates; or (b) alters the profile of the Company's interest rate exposure to achieve a resulting overall exposure in line with policy guidelines.

     For any termination of derivatives receiving hedge accounting treatment, gains and losses will be deferred when the relating underlying exposures remain outstanding and will be included in the measurement of the related transaction or balance.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable and accounts payable approximate their fair value. Management believes the carrying amount of the Company's long-term debt also approximates fair value because the interest rates applicable to the debt presently approximate current market rates. See Notes 2 and 6 for the fair value of the Company's derivative positions.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company has not yet determined what effect Statement No. 133 will have on the earnings and financial position of the Company.

2. CREDIT FACILITIES

     In connection with the acquisition of the Pioneer Properties, the Company entered into a $250 million credit facility (Senior Facility) and a $13 million senior subordinated credit facility (Subordinated Facility) with a bank. The Senior Facility provides for a $250 million revolving line of credit reduced by outstanding letters of credit. The Company may request letters of credit up to an aggregate of $5 million with an additional supplemental letter of credit (as defined by the credit agreement) of $5 million. At June 30, 1999, there were no amounts outstanding under the letters of credit. The revolver converts to a term loan on June 29, 2002 with quarterly principal payments after that date. The Senior Facility is due June 30, 2006, with interest payable quarterly at either the bank's prime rate or eurodollar rate plus a margin as defined in the agreement. At September 30, 1999, $139 million was outstanding. The Subordinated Facility provided for a single advance of $13 million.

                               PRIZE ENERGY CORP.

     The bank credit facilities have various restrictions including a limit on incurred debt and asset dispositions. Borrowings under the credit facility are secured by substantially all of the Company's assets. The Subordinated Facility is guaranteed in full by a stockholder. In conjunction with the sale of mineral interests in July 1999, the Company repaid the Subordinated Facility in full.

     The Company is required to pay a commitment fee on the revolving credit facility ranging from .25% to .5% based on a ratio of outstanding credit to the borrowing base and a letter of credit fee ranging from 1.25% to 1.875% based on a ratio of the average daily amount outstanding during the quarter to the borrowing base. Both fees terminate upon conversion of the revolver to a term loan.

     In July 1999, the Company entered into two interest rate protection agreements with its bank (the "Swap Agreements") to modify the interest characteristics of an aggregate principal amount of $100 million of the revolving line of credit from a variable rate to a fixed rate. The Swap Agreements require the Company to pay a fixed rate interest obligation of 5.76% and 6.07%, respectively, and receive an interest obligation based on variable LIBOR rates. The Swap Agreements terminate on July 2, 2000 and 2001, respectively. At September 30, 1999, the Swap Agreements had a fair value (loss) of $(93,334).

     The Company assumed $1,607,791 when it purchased the remaining interest of Sunterra. At September 30, 1999 the amount outstanding was $1,323,691, which was paid in full subsequent to September 30, 1999.

     Maturities of long-term debt are as follows:

1999..................................................   $  1,323,691
2000..................................................             --
2001..................................................             --
2002..................................................     24,529,413
2003..................................................     32,705,884
Thereafter............................................     81,764,703
                                                         ------------
                                                         $140,323,691
                                                         ============

3. CAPITAL STOCK

     In conjunction with the Purchase Agreement, the Company amended its Certificate of Incorporation to create a convertible preferred class of capital stock. Effective with the amendment, the Company has the authority to issue 30,000 shares of capital stock, consisting of 10,000 shares of convertible voting preferred stock and 20,000 shares of common stock.

     The convertible voting preferred stock is redeemable at the Company's option in whole or in part, at any time subsequent to the Company becoming a publicly traded company provided the average of the closing prices of the Company's common stock during any period of at least 30 consecutive trading days shall exceed 120% of the conversion price of the preferred stock. The redemption price is payable in cash equal to $13,000 per share adjusted for any stock splits, combination, or adjustments plus accrued dividends. The preferred stock is also convertible into one share of common stock at any time, in whole or in part, at the option of the stockholder, subject to anti-dilution adjustments defined in the agreement. Accordingly, 2,308 shares of common stock have been reserved for issuance upon conversion. The preferred stock earns cumulative dividends at 6%, payable quarterly. Unpaid dividends on preferred stock accrue interest at 6%. Prior to January 1, 2002, all dividends will be paid in kind with additional shares of preferred stock. Accordingly, 34 shares were issued as a dividend in kind on September 30, 1999. Beginning January 1, 2002, dividends may be paid in shares or cash at the option of the Company.

                               PRIZE ENERGY CORP.

     The preferred stockholder has the right to elect one-third of the Company's board of directors provided the preferred stockholder continues to own at least 30% of the outstanding common stock (computed on an "as-converted" basis) or prior to an initial public offering, the preferred stockholder continues to own at least 60% of the initially issued preferred shares. If the preferred stockholder's ownership falls below these levels and provided the preferred stockholder owns at least 16.7% of the outstanding common stock (computed on an "as-converted" basis), the preferred stockholder will have the right to elect one-sixth of the Company's board of directors. Preferred and common stockholders vote as a single class except for those matters for which a separate class vote of the preferred stock is specifically required under Delaware law.

     Each stockholder agrees that it will not sell any portion of preferred or common stock unless the Company is given the right to purchase all of the shares offered by the stockholders at the offered price. In the event the Company does not purchase the shares, the other stockholders have the right to purchase a proportionate number of shares at the same price and on the same terms.

     At any time after January 1, 2002, the preferred stockholder will have the right to require that the Company initiate an initial public offering for a gross offering price of at least $35 million. At any time after the earlier of the first anniversary of the initial public offering or secondary offering, the preferred stockholder has the right to require registration of the shares owned by the preferred stockholder. Additionally, the preferred stockholder has been granted unlimited piggyback rights, subject to limitations imposed by the underwriters. During the period the preferred stockholder continues to own at least 80% of the shares of preferred stock or underlying common stock initially issued, the stockholder will have the right to joint participation in significant opportunities, as defined by a joint participation agreement.

4. STOCK OPTIONS

     The Company has instituted a stock option plan (the Option Plan) for key employees. Under the Option Plan, the Board of Directors has the authority to grant to key employees of the Company options to purchase shares of the Company's common stock. Each unit vests ratably over a three year period commencing on the date of grant and the holders have five years to exercise the options. Upon exercise, the holder is to pay a cash amount equal to $13,053 per share subject to adjustment as defined by the Option Plan. The maximum number of shares that may be issued is 1,286 shares, with a proportionate adjustment to reflect any stock splits, reverse splits, or retirement. Total outstanding options as of September 30, 1999 were 1,286. Accordingly, 1,286 shares of common stock have been reserved for issuance upon exercise.

     The Company applies APB 25 and related interpretations in accounting for its stock option awards. Accordingly, no compensation expense has been recognized for its stock option awards. If compensation expense for the stock option awards had been determined consistent with Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's net income would have been approximately $5,420,000 for the period from inception (January 15, 1999) to September 30, 1999.

     Under SFAS 123, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999:

                                                               1999
                                                              -------
Risk-free interest rate.....................................  5.94%
Expected life...............................................  5 years

     At September 30, 1999, the options have a remaining contractual life of four years and nine months and the weighted-average fair value of the options granted during the period ended September 30, 1999 was $300.81 each.

                               PRIZE ENERGY CORP.

5. COMMITMENTS AND CONTINGENCIES

     The Company has obligations under noncancelable operating leases for certain equipment and office space expiring in various years through 2003. Minimum annual rental commitments at September 30, 1999 are:

1999.....................................................   $ 56,000
2000.....................................................    223,000
2001.....................................................    223,000
2002.....................................................    223,000
2003.....................................................    112,000
                                                            --------
                                                            $837,000
                                                            ========

     The Company is involved in various litigation and other contingencies arising in the normal course of business primarily related to matters involving the properties purchased from Pioneer. Based on currently available information, management believes that any possible liability from these actions will not be material to the Company's financial position or results of operations. However, there can be no assurances that future costs would not be material to results of operations of the Company for a particular period. In addition, the Company's estimates of future costs are subject to change as circumstances change and additional information becomes available during the course of litigation.

6. DERIVATIVES

     During June 1999, the Company entered into commodity price hedge agreements to protect against price declines which may be associated with the volatility in oil and gas spot prices. The commodity price hedges were achieved through the purchase of over the counter costless collars and swaps by the Company. The Company's positions are with highly rated and prominent counterparties. Thus, management believes the credit risk associated with these positions is minimal, and no collateral is required by the Company or the counterparties.

     Set forth below is the contract amount and material terms of all natural gas hedging instruments held by the Company at September 30, 1999 (daily volumes are expressed in thousand cubic feet (Mcf) and all prices are expressed in the daily NYMEX closing prices for natural gas at actual index prices).

                                                                                          FAIR
                                                                                    VALUE (LOSS) AT
                TYPE       DAILY    PUT FLOOR PRICE   CALL CEILING                   SEPTEMBER 30,
TRADE DATE   TRANSACTION   VOLUME       PER Mcf       PRICE PER Mcf      TERM             1999
----------   -----------   ------   ---------------   -------------   -----------   ----------------
6/14/99..      Collar      10,000   $2.30                 $2.57       7/99 - 6/01      $(930,644)
6/22/99..      Collar       5,000   2.10                   2.42       8/99 - 7/01       (656,523)
6/22/99..      Collar       5,000   2.15                   2.43       8/99 - 7/01       (678,331)
6/30/99..      Collar       5,000   2.37                   2.58       9/99 - 8/01       (620,924)
7/01/99..      Collar       5,000   2.295/1.995            2.64       9/99 - 8/01       (558,650)

     Set forth below is the contract amount and material terms of all crude oil hedging instruments held by the Company at September 30, 1999 (daily volumes are expressed in barrels (Bbls) and all prices are expressed in the daily NYMEX closing prices for crude oil).

                                                                                               FAIR
                                                                                         VALUE (LOSS) AT
                TYPE       DAILY    PUT FLOOR PRICE   CALL CEILING PRICE                  SEPTEMBER 30,
TRADE DATE   TRANSACTION   VOLUME       PER Bbl            PER Bbl            TERM             1999
----------   -----------   ------   ---------------   ------------------   -----------   ----------------
6/14/99..        Swap      1,500        $17.44              $17.44         7/99 - 7/01     $(3,173,933)
6/18/99..      Collar      1,000         17.00               19.00         8/99 - 7/01     $(1,599,104)
7/01/99..      Collar        500         17.15               20.05         9/99 - 9/01     $  (642,799)

                               PRIZE ENERGY CORP.

7. RELATED PARTY TRANSACTIONS

     Beginning July 1, 1999, the Company is committed to pay an advisory fee of $150,000 per year to a stockholder.

8. SUBSEQUENT EVENTS

     On October 8, 1999, the Company entered into a merger agreement with Vista Energy Resources, Inc. (Vista), an independent oil and gas development and production company. Though the Company's shareholders will exchange their shares for new shares of Vista, the stockholders of the Company will have an 84% controlling interest in the merged company, and the Company will be treated as having acquired Vista. The completion of the merger is contingent upon shareholder approval by both companies.

9. SUPPLEMENTAL OIL AND GAS RESERVE AND STANDARDIZED MEASURE INFORMATION (UNAUDITED)

     The following table presents the Company's estimate of the proved oil and gas reserves as of September 30, 1999.

                    ESTIMATED QUANTITIES OF PROVED RESERVES

                                                              OIL AND NGLS      GAS
                                                                 (MBbl)       (MMcf)      MBOE
                                                              ------------    -------    ------
Proved reserves.............................................     35,752       251,806    77,720
Proved developed reserves...................................     29,012       196,024    61,683
Proved undeveloped reserves.................................      6,740        55,782    16,037

     Estimated quantities of proved net reserves include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the effective date of the acquisition, under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of the available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revisions of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

     The following is a summary of the Company's standardized measure of discounted future net cash flows related to the proved oil and gas reserves. For these calculations, estimated future cash flows from estimated future production or proved reserves were computed using oil and gas prices as of June 30, 1999. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic life of the properties, and costs were not escalated

                               PRIZE ENERGY CORP.

for the future. The information presented below should not be viewed as an estimate of the fair value of the acquired interests, nor should it be considered indicative of any future trends.

                                                               SEPTEMBER 30, 1999
                                                               ------------------
                                                                 (IN THOUSANDS)
Future cash inflows.........................................       $1,336,284
Future production and development costs.....................         (513,098)
Future income tax expense...................................         (304,579)
                                                                   ----------
                                                                      518,607
Discounts of future net cash flows at 10% per annum.........         (235,095)
                                                                   ----------
Standardized measure of discounted future net cash flows....       $  283,512

     The weighted average prices of oil and gas at September 30, 1999 used in the calculation of the standardized measure were $22.62 per barrel for oil, $16.14 per barrel for NGLs and $2.35 per Mcf for gas, respectively.

                                    ANNEX A
                                   AGREEMENT

                                      AND

                                 PLAN OF MERGER

                                     AMONG

                    VISTA ENERGY RESOURCES, INC. ("PARENT"),

                      PEC ACQUISITION CORP. ("MERGER SUB")

                                      AND

                          PRIZE ENERGY CORP. ("PRIZE")

                                OCTOBER 8, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                            ARTICLE 1
DEFINITIONS.................................................   A-1
     1.1   Defined Terms....................................   A-1
     1.2   References and Titles............................   A-8

                            ARTICLE 2
THE MERGER..................................................   A-8
     2.1   The Merger.......................................   A-8
     2.2   Effect of the Merger.............................   A-8
     2.3   Governing Instruments, Directors and Officers of
      the Surviving Corporation.............................   A-9
     2.4   Effect on Securities.............................   A-9
     2.5   Exchange of Certificates.........................  A-10
     2.6   Closing..........................................  A-11
     2.7   Effective Time of the Merger.....................  A-11
     2.8   Taking of Necessary Action; Further Action.......  A-11

                            ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PRIZE.....................  A-11
     3.1   Organization.....................................  A-11
     3.2   Other Equity Interests...........................  A-11
     3.3   Authority and Enforceability.....................  A-11
     3.4   No Violations....................................  A-12
     3.5   Consents and Approvals...........................  A-12
     3.6   Financial Statements.............................  A-12
     3.7   Capital Structure................................  A-13
     3.8   No Undisclosed Liabilities.......................  A-13
     3.9   Indemnification..................................  A-13
     3.10  Absence of Certain Changes or Events.............  A-14
     3.11  Compliance with Laws, Material Agreements and
      Permits...............................................  A-15
     3.12  Governmental Regulation..........................  A-15
     3.13  Litigation.......................................  A-15
     3.14  No Restrictions..................................  A-16
     3.15  Audits and Settlements...........................  A-16
     3.16  Taxes............................................  A-16
     3.17  Employment Benefit Plans.........................  A-17
     3.18  Employment Contracts and Benefits................  A-19
     3.19  Labor Matters....................................  A-19
     3.20  Accounts Receivable..............................  A-19
     3.21  Insurance........................................  A-19
     3.22  Intangible Property..............................  A-20
     3.23  Title to Assets..................................  A-20
     3.24  Oil and Gas Operations...........................  A-20
     3.25  Financial and Commodity Hedging..................  A-20
     3.26  Environmental Matters............................  A-20
     3.27  Books and Records................................  A-21
     3.28  Brokers..........................................  A-22
     3.29  Year 2000 Compliance.............................  A-22
     3.30  Powers of Attorney; Authorized Signatories.......  A-22
     3.31  Vote Required....................................  A-22

                                       (i)

                                                              PAGE
                                                              ----
3.32  Gas Imbalances........................................  A-22
     3.33  Royalties........................................  A-22
     3.34  Prepayments......................................  A-22
     3.35  Disclosure and Investigation.....................  A-22

                            ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.....  A-23
     4.1   Organization.....................................  A-23
     4.2   Other Equity Interests...........................  A-23
     4.3   Authority and Enforceability.....................  A-23
     4.4   No Violations....................................  A-23
     4.5   Consents and Approvals...........................  A-24
     4.6   SEC Documents....................................  A-24
     4.7   Financial Statements.............................  A-24
     4.8   Capital Structure................................  A-24
     4.9   No Undisclosed Liabilities.......................  A-25
     4.10  Indemnification..................................  A-25
     4.11  Absence of Certain Changes or Events.............  A-25
     4.12  Compliance with Laws, Material Agreements and
      Permits...............................................  A-27
     4.13  Governmental Regulation..........................  A-27
     4.14  Litigation.......................................  A-27
     4.15  Interim Operations of Merger Sub.................  A-27
     4.16  No Restrictions..................................  A-28
     4.17  Audits and Settlements...........................  A-28
     4.18  Taxes............................................  A-28
     4.19  Employee Benefit Plans...........................  A-29
     4.20  Employment Contracts and Benefits................  A-31
     4.21  Labor Matters....................................  A-31
     4.22  Accounts Receivable..............................  A-31
     4.23  Insurance........................................  A-31
     4.24  Intangible Property..............................  A-32
     4.25  Title to Assets..................................  A-32
     4.26  Oil and Gas Operations...........................  A-32
     4.27  Financial and Commodity Hedging..................  A-32
     4.28  Environmental Matters............................  A-32
     4.29  Books and Records................................  A-33
     4.30  Brokers..........................................  A-34
     4.31  Year 2000 Compliance.............................  A-34
     4.32  Powers of Attorney; Authorized Signatories.......  A-34
     4.33  Vote Required....................................  A-34
     4.34  Gas Imbalances...................................  A-34
     4.35  Royalties........................................  A-34
     4.36  Prepayments......................................  A-34
     4.37  Disclosure and Investigation.....................  A-34

                                      (ii)

                                                              PAGE
                                                              ----
                            ARTICLE 5
COVENANTS...................................................  A-34
     5.1   Conduct of Business by Parent Pending Closing....  A-34
     5.2   Conduct of Business by Prize Pending Closing.....  A-36
     5.3   Access to Assets, Personnel and Information......  A-38
     5.4   No Solicitation..................................  A-40
     5.5   Prize Stockholders Meeting.......................  A-41
     5.6   Parent Stockholders Meeting......................  A-41
     5.7   Registration Statement and Proxy
      Statement/Prospectus..................................  A-41
     5.8   Stock Exchange Listing...........................  A-43
     5.9   Additional Arrangements..........................  A-43
     5.10  Agreements of Affiliates.........................  A-43
     5.11  Public Announcements.............................  A-43
     5.12  Notification of Certain Matters..................  A-43
     5.13  Payment of Expenses..............................  A-44
     5.14  Registration Rights..............................  A-44
     5.15  Indemnification and Insurance....................  A-44
     5.16  Severance Plan...................................  A-45
     5.17  Amendment of Parent Certificate of
      Incorporation.........................................  A-45
     5.18  Authorization of Parent Preferred Stock..........  A-45
     5.19  Joint Participation Agreement....................  A-46
     5.20  Voting and Shareholders Agreement................  A-46
     5.21  Bylaws...........................................  A-46
     5.22  Pioneer Voting Agreement.........................  A-46

                            ARTICLE 6
CONDITIONS..................................................  A-46
     6.1   Conditions to Each Party's Obligation to Effect
      the Merger............................................  A-46
     6.2   Conditions to Obligations of Parent and Merger
      Sub...................................................  A-47
     6.3   Conditions to Obligation of Prize................  A-47

                            ARTICLE 7
TERMINATION.................................................  A-49
     7.1   Termination Rights...............................  A-49
     7.2   Effect of Termination............................  A-50
     7.3   Fees and Expenses................................  A-50

                            ARTICLE 8
MISCELLANEOUS...............................................  A-50
     8.1   Nonsurvival of Representations and Warranties....  A-50
     8.2   Amendment........................................  A-50
     8.3   Notices..........................................  A-50
     8.4   Counterparts.....................................  A-50
     8.5   Severability.....................................  A-50
     8.6   Entire Agreement; No Third Party Beneficiaries...  A-51
     8.7   Applicable Law...................................  A-51
     8.8   No Remedy in Certain Circumstances...............  A-51
     8.9   Assignment.......................................  A-51
     8.10  Waivers..........................................  A-51
     8.11  Confidentiality Agreement........................  A-51
     8.12  Section 2.03.....................................  A-52
     8.13  Incorporation....................................  A-52

                                      (iii)

                                                              PAGE
                                                              ----
SCHEDULES
           Parent Disclosure Schedule
           Prize Disclosure Schedule
EXHIBITS
     5.10  Form of Affiliate Letter
     5.14  Form of Restated Registration Rights Agreement
     5.16  Vista Energy Resources, Inc. Severance Benefit
      Plan
     5.18  Parent Preferred Stock Designation

                                      (iv)

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "Agreement") is made and entered into as of the 8th day of October, 1999, by and among VISTA ENERGY RESOURCES, INC. , a Delaware corporation ("Parent"); PEC ACQUISITION CORP., a Delaware corporation ("Merger Sub"); and PRIZE ENERGY CORP., a Delaware corporation ("Prize").

                                    Recitals

     A. Parent and Prize desire to effect a merger of Merger Sub with and into Prize (the "Merger").

     B. The board of directors of Parent has appointed a special committee of one independent director (the "Special Committee") to consider the Merger.

     C. The Special Committee, with the advice and assistance of Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), and independent legal counsel, has recommended (subject to the satisfaction of the conditions precedent set forth herein) that the board of directors of Parent approve this Agreement and the transactions contemplated hereby.

     D. The board of directors of Parent has determined it advisable and in the best interests of Parent's stockholders to consummate the Merger, upon the terms and subject to the conditions set forth herein.

     E. The boards of directors of Merger Sub and Prize have determined it advisable and in the best interests of Merger Sub's and Prize's stockholders, respectively, to consummate the Merger, upon the terms and subject to the conditions set forth herein.

     F. For federal income tax purposes, it is intended that the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

     G. Parent, Merger Sub and Prize (the "Parties") desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     NOW, THEREFORE, for and in consideration of the Recitals and the mutual covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

                                   ARTICLE 1

                                  DEFINITIONS

     1.1 Defined Terms. As used in this Agreement, each of the following terms has the meaning given in this Section 1.1 or in the Section referred to below:

     "Affiliate" means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the actual power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, by contract, credit arrangement or otherwise.

     "Agreement" means this Agreement and Plan of Merger, as amended, supplemented and/or modified from time to time.

     "Alternative Proposal" has the meaning specified in Section 5.4(b).

     "AMEX" means The American Stock Exchange.

     "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any successor federal and state statutes and any regulations promulgated thereunder, and any foreign statutes and regulations modeled thereon.

     "CERCLIS" means the Comprehensive Environmental Response, Compensation and Liability Information System List.

     "Certificate of Merger" means the certificate of merger, prepared and executed in accordance with the applicable provisions of the DGCL, filed with the Secretary of State of the State of Delaware to effect the Merger.

     "Closing" means the closing of the Merger and the consummation of the other transactions contemplated by this Agreement.

     "Closing Date" means the date on which the Closing occurs, which date shall be the first business day following the day on which all of the conditions provided for in Article 6 have been satisfied or waived as provided therein (or such later date as is agreed upon by the Parties).

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Confidentiality Agreement" means the letter agreement dated September 14, 1999, between Prize and Parent relating to Prize's furnishing of information to Parent and Parent's furnishing of information to Prize in connection with Parent's and Prize's evaluation of the possibility of the Merger.

     "DGCL" means the Delaware General Corporation Law, as amended.

     "Dain Rauscher Wessels" has the meaning specified in the Recitals of this Agreement.

     "Defensible Title" means such right, title and interest that is (a) evidenced by an instrument or instruments filed of record in accordance with the conveyance and recording laws of the applicable jurisdiction to the extent necessary to prevail against competing claims of bona fide purchasers for value without notice, and (b) subject to Permitted Encumbrances, free and clear of all Liens, claims, infringements, burdens and other defects.

     "Disclosure Schedule" means, as applicable, the Prize Disclosure Schedule or the Parent Disclosure Schedule.

     "Dissenting Stockholder" means a holder of Prize Common Stock or Prize Preferred Stock who has validly perfected appraisal rights under Section 262 of the DGCL.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "Effective Time" has the meaning specified in Section 2.7.

     "Environmental Law" means any federal, state, local or foreign statute, code, ordinance, rule, regulation, policy, guideline, permit, consent, approval, license, judgment, order, writ, decree, common law, injunction or other authorization in effect on the date hereof, at the Closing Date, or at a previous time applicable to the operations of the Prize Companies or the Parent Companies, as applicable: (a) relating to emissions, discharges, releases or threatened releases of Hazardous Materials into the natural environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, septic systems or land; (b) relating to the generation, treatment, storage, disposal, use, handling, manufacturing, recycling, transportation or shipment of Hazardous Materials; (c) relating to occupational health and safety; or (d) otherwise relating to the pollution of the environment, solid waste handling treatment or disposal, operation or reclamation of oil and gas operations or mines, reclamation or remediation activities, or protection of environmentally sensitive areas.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "GAAP" means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

     "Governmental Action" means any authorization, application, approval, consent, exemption, filing, license, notice, registration, permit or other requirement of, to or with any Governmental Authority.

     "Governmental Authority" means any national, state, county or municipal government, domestic or foreign, any agency, board, bureau, commission, court, department or other instrumentality of any such government, or any arbitrator in any case that has jurisdiction over any of the Prize Companies or the Parent Companies or any of their respective properties or assets.

     "Hazardous Material" means (a) any "hazardous substance," as defined by CERCLA; (b) any "hazardous waste" or "solid waste," in either case as defined by RCRA; (c) any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any Environmental Law; (d) any radioactive material, including any naturally occurring radioactive material, and any source, special or byproduct material as defined in 42 U.S.C. 2011 et seq. and any amendments or authorizations thereof; (e) any asbestos-containing materials in any form or condition; (f) any polychlorinated biphenyls in any form or condition; or (g) petroleum, petroleum hydrocarbons or any fraction or byproducts thereof.

     "Hydrocarbons" means oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.

     "Indemnified Parties" has the meaning specified in Section 5.15.

     "Joint Participation Agreement" means that certain Joint Participation Agreement dated as of June 29, 1999, between Prize and Pioneer, as the same may be amended from time to time in accordance with its terms.

     "Lien" means any lien, mortgage, security interest, pledge, deposit, production payment, restriction, burden, encumbrance, rights of a vendor under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto.

     "Material Adverse Effect" means: (a) when used with respect to Prize, a result or consequence that would materially adversely affect the condition (financial or otherwise), results of operations or business of the Prize Companies (taken as a whole) or the aggregate value of their assets, would materially impair the ability of the Prize Companies (taken as a whole) to own, hold, develop and operate their assets, or would impair Prize's ability to perform its obligations hereunder or consummate the transactions contemplated hereby; and (b) when used with respect to Parent, a result or consequence that would materially adversely affect the condition (financial or otherwise), results of operations or business of the Parent Companies (taken as a whole) or the aggregate value of their assets, would materially impair the ability of the Parent Companies (taken as a whole) to own, hold, develop and operate their assets, or would impair Parent's or Merger Sub's ability to perform its respective obligations hereunder or consummate the transactions contemplated hereby.

     "Merger" has the meaning specified in the Recitals to this Agreement.

     "Merger Consideration" means the shares of Parent Common Stock and Parent Preferred Stock to be issued in connection with the Merger.

     "Merger Sub" has the meaning specified in the introductory paragraph of this Agreement.

     "Merger Sub Common Stock" means the common stock, par value $.01 per share, of Merger Sub.

     "Oil and Gas Interest(s)" means: (a) direct and indirect interests in and rights with respect to oil, gas, mineral and related properties and assets of any kind and nature, direct or indirect, including working, royalty and overriding royalty interests, production payments, operating rights, net profits interests, other non-working interests and non-operating interests; (b) interests in and rights with respect to Hydrocarbons and other minerals or revenues therefrom and contracts in connection therewith and claims and rights thereto (including oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements and, in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions; (c) easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and (d) interests in equipment and machinery (including well equipment and machinery), oil and gas production, gathering, transmission, compression, treating, processing and storage facilities (including tanks, tank batteries, pipelines and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. References in this Agreement to the "Oil and Gas Interests of Prize" or "Prize's Oil and Gas Interests" mean the collective Oil and Gas Interests of the Prize Companies. References in this Agreement to the "Oil and Gas Interests of Parent" or "Parent's Oil and Gas Interests" mean the collective Oil and Gas Interests of the Parent Companies.

     "Ownership Interests" means, as applicable: (a) the ownership interests of Prize in its assets, as set forth in the reserve report dated July 1, 1999, prepared by Prize; or (b) the ownership interests of Parent in its assets, as set forth in the reserve report dated July 1, 1999, prepared by Parent.

     "Parent" has the meaning specified in the introductory paragraph of this Agreement.

     "Parent Bank Credit Agreement" means the Credit Agreement, dated December 18, 1998, between Parent, as borrower, BankBoston, N.A., as administrative agent, certain other agents, and various banks, as lenders (as amended and supplemented).

     "Parent Certificate" means a certificate representing shares of Parent Common Stock.

     "Parent Common Stock" means the common stock, par value $.01 per share, of Parent.

     "Parent Companies" means Parent and each of the Parent Subsidiaries.

     "Parent Disclosure Schedule" means the Parent Disclosure Schedule attached hereto and any documents listed on such Parent Disclosure Schedule and expressly incorporated therein by reference.

     "Parent Employee Benefit Plans" has the meaning specified in Section
4.19(a).

     "Parent Financial Statements" means the audited and unaudited consolidated financial statements of Parent and its subsidiaries (including the related notes) included (or incorporated by reference) in Parent's Annual Report on Form 10-K for the year ended December 31, 1998, and Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, in each case as filed with the SEC.

     "Parent Material Agreement(s)" means (a) the Parent Bank Credit Agreement,
(b) any agreement or contract, written or oral, between any of the Parent Companies and Natural Gas Partners II, L.P. and/or Natural Gas Partners III, L.P. or any Affiliate thereof, (c) any hedging agreement to which any of the Parent Companies is a party or by which any of its assets is bound, (d) any agreement, contract, commitment or understanding, written or oral, granting any Person registration, purchase or sale rights with respect to any security of any Parent Company, (e) any agreement, contract, commitment or understanding, written or oral, granting any Person a right of indemnification and/or contribution by any Parent Company, (f) any voting agreement relating to any security of any Parent Company, and/or (g) any other written or oral agreement, contract, commitment or understanding to which any of the Parent Companies is a party, by which any of the Parent Companies is directly or indirectly bound, or to which any asset of any of the Parent Companies may be subject, outside the ordinary course of business of the Parent Companies, in each case as amended or supplemented.

     "Parent Meeting" means the meeting of the stockholders of Parent called for the purpose of voting on the Prize Proposal, or any adjournment thereof.

     "Parent Permits" has the meaning specified in Section 4.12.

     "Parent Preferred Stock" means the Series A 6% Convertible Preferred Stock, par value $.01, of Parent, to be authorized as described in Section 5.18.

     "Parent Preferred Stock Designation" means the Certificate of Designation with respect to the Parent Preferred Stock referred to in Section 5.18.

     "Parent Representative" means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors), Affiliate or other representative of any of the Parent Companies.

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     "Parent SEC Documents" has the meaning specified in Section 4.6.

     "Parent Subsidiary(ies)" means those entities identified as subsidiaries of Parent on the Parent Disclosure Schedule.

     "Parent Warrants" means the common stock purchase warrants (issued and outstanding on the date hereof) described in the Parent Disclosure Schedule, each currently representing the right to purchase one share of Parent Common Stock at the exercise price described in the Parent Disclosure Schedule.

     "Parties" has the meaning specified in the Recitals to this Agreement.

     "Permitted Encumbrances" means: (a) Liens for Taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due and delinquent or (if foreclosure, distraint, sale or other similar proceedings shall not have been commenced or, if commenced, shall have been stayed) are being contested in good faith by appropriate proceedings and if any of the Prize Companies or the Parent Companies, as applicable, shall have set aside on its books such reserves (segregated to the extent required by sound accounting practices) as may be required by or consistent with GAAP and, whether reserves are set aside or not, are listed on the applicable Disclosure Schedule;
(b) Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of law in the ordinary course of business or by a written agreement existing as of the date hereof and necessary or incident to the exploration, development, operation and maintenance of Hydrocarbon properties and related facilities and assets for sums not yet due or being contested in good faith by appropriate proceedings, if any of the Prize Companies or the Parent Companies, as applicable, shall have set aside on its books such reserves (segregated to the extent required by sound accounting practices) as may be required by or consistent with GAAP and, whether reserves are set aside or not, are listed on the applicable Disclosure Schedule, to the extent that such are in existence as of the date hereof; (c) Liens incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance and other social security legislation (other than ERISA) which would not and will not, individually or in the aggregate, result in a Material Adverse Effect on the Prize Companies or the Parent Companies, as applicable; (d) Liens incurred in the ordinary course of business to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance and repayment bonds and other obligations of a like nature which would not and will not, individually or in the aggregate, result in a Material Adverse Effect on the Prize Companies or the Parent Companies, as applicable; (e) Liens, easements, rights-of-way, restrictions, servitudes, permits, conditions, covenants, exceptions, reservations and other similar encumbrances incurred in the ordinary course of business or existing on property and not materially impairing the value of the assets of any of the Prize Companies or any of the Parent Companies, as applicable, or interfering with the ordinary conduct of the business of any of the Prize Companies or any of the Parent Companies, as applicable, or rights to any of their assets; (f) Liens arising pursuant to
Section 9.319 of the Texas Business and Commerce Code and all other similar Liens created or arising by operation of law to secure a party's obligations as a purchaser of oil and gas; (g) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities to the extent customarily obtained subsequent to closing; (h) farmout, carried working interest, joint operating, unitization, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, Hydrocarbon properties entered into in the ordinary course of business and not in violation of Section 5.1(b), provided the effect thereof of any of such in existence as of the date hereof on the working and net revenue interest of the Prize Companies or the Parent Companies, as applicable, has been properly reflected in its respective Ownership Interests; (i) any defects, irregularities or deficiencies in title to easements, rights-of-way or other surface use agreements that do not materially adversely affect the value of any asset of any of the Prize Companies or any of the Parent Companies, as applicable, by an amount in excess of $50,000; (j) Liens arising under or created pursuant to the Parent Bank Credit Agreement or the Prize Bank Credit Agreement, as applicable; and (k) Liens described on the applicable Disclosure Schedule.

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     "Person" means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, trust, bank, trust company, land trust, business trust or other entity or organization, whether or not a Governmental Authority.

     "Pioneer" means Pioneer Natural Resources USA, Inc., a Delaware corporation.

     "Prize" has the meaning set forth in the introductory paragraph hereof.

     "Prize Adjusted Outstanding Shares" means the sum of (a) the number of shares of Prize Common Stock outstanding immediately before the Effective Time, plus (b) the Prize Preferred Conversion Shares.

     "Prize Bank Credit Agreement" means the Senior Credit Agreement, dated as of June 29, 1999, between Prize Energy Resources, L.P., a Prize Subsidiary, as borrower, and BankBoston, N.A., as administrative agent, certain other agents, and various banks, as lenders (as amended and supplemented).

     "Prize Certificate" means a certificate representing shares of Prize Common Stock or Prize Preferred Stock.

     "Prize Common Stock" means the common stock, par value $.01 per share, of Prize.

     "Prize Companies" means Prize and each of the Prize Subsidiaries.

     "Prize Conversion Amount" means the number (rounded to the eighth decimal place) equal to the product of (a) the number of shares of Parent Common Stock outstanding immediately before the Effective Time (excluding shares issued between the date of this Agreement and the Effective Time as a result of the exercise of Parent Warrants), after giving effect to the reverse stock split contemplated in Section 5.17, times (b) 5.25.

     "Prize Disclosure Schedule" means the Prize Disclosure Schedule attached hereto and any documents listed on such Prize Disclosure Schedule and expressly incorporated therein by reference.

     "Prize Employee Benefit Plans" has the meaning specified in Section
3.17(a).

     "Prize Financial Statements" means the draft statements of revenues and direct operating expenses of producing properties acquired by Prize from Pioneer and its affiliate for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, as attached to that certain letter from Prize to Parent dated the date of this Agreement.

     "Prize Material Agreement(s)" means (a) the Prize Bank Credit Agreement,
(b) any agreement or contract, written or oral, between any of the Prize Companies and Natural Gas Partners V, L.P. or any Affiliate thereof, (c) any hedging agreement to which any of the Prize Companies is a party or by which any of its assets is bound, (d) any agreement or contract between Pioneer and any Prize Company, (e) any agreement, contract, commitment or understanding, written or oral, granting any Person registration, purchase or sale rights with respect to any security of any Prize Company, (f) any agreement, contract, commitment or understanding, written or oral, granting any Person a right of indemnification and/or contribution by any Prize Company, (g) any voting agreement relating to any security of any Parent Company, and/or (h) any other written or oral agreement, contract, commitment or understanding to which any of the Prize Companies is a party, by which any of the Prize Companies is directly or indirectly bound, or to which any asset of any of the Prize Companies may be subject, outside the ordinary course of business of any of the Prize Companies, in each case as amended and supplemented as of the date hereof.

     "Prize Meeting" means the meeting of the stockholders of Prize called for the purpose of voting on the Prize Proposal or any adjournment thereof.

     "Prize Permits" has the meaning specified in Section 3.11.

     "Prize Preferred Conversion Shares" means the number of shares of Prize Common Stock that the holders of the Prize Preferred Stock would be entitled to acquire, assuming conversion of all outstanding shares of Prize Preferred Stock immediately before the Effective Time.

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     "Prize Preferred Stated Value" means the Stated Value of each share of
Parent Preferred Stock as of the Effective Date, which shall be equal to (a) $13,000, divided by (b) the Prize Stock Conversion Number (rounded to the nearest one-hundredth of a cent).

     "Prize Preferred Stock" means the Series A 6% Convertible Preferred Stock, par value $.01 per share, of Prize.

     "Prize Proposal" means: (a) as to Parent and Prize, the proposal to approve this Agreement and the Merger, which proposal is to be presented to the stockholders of Prize and Parent in the Proxy Statement/ Prospectus, and (b) as to Parent only, the proposal to approve amendments to the certificate of incorporation of Parent, and other matters, as required under Section 5.17, which proposal is to be presented to the stockholders of Parent in the Proxy Statement/Prospectus.

     "Prize Representative" means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors), Affiliate or other representative of any of the Prize Companies.

     "Prize Stock Conversion Number" means such number of shares of Parent Common Stock or Parent Preferred Stock, as applicable (rounded to the eighth decimal place), that is equal to (a) the Prize Conversion Amount, divided by (b) the Prize Adjusted Outstanding Shares.

     "Prize Stock Option" means an option (issued and outstanding immediately prior to the Effective Time) to acquire shares of Prize Common Stock granted pursuant to the Prize Energy Corp. Amended and Restated Option Plan effective as of June 29, 1999.

     "Prize Subsidiary(ies)" means those entities identified as subsidiaries of Prize on the Prize Disclosure Schedule.

     "Proxy Statement/Prospectus" means a joint proxy statement in definitive form relating to the Prize Meeting and the Parent Meeting, which proxy statement will be included as a prospectus in the Registration Statement.

     "Prize Voting and Shareholders Agreement" means that certain Amended and Restated Voting and Shareholders Agreement dated as of June 29, 1999, among Prize and its stockholders, as the same may be amended from time to time in accordance with its terms.

     "RCRA" means the Resource Conservation and Recovery Act, as amended, and any successor federal and state statutes and any regulations promulgated thereunder, and any foreign statutes and regulations modeled thereon.

     "Registration Rights Agreement" means a Registration Rights Agreement, substantially in the form attached hereto as Exhibit 5.14, to be entered into at the Closing among Parent, the holders of shares of Prize Common Stock, the holders of shares of Prize Preferred Stock and certain holders of shares of Parent Common Stock and Parent Warrants.

     "Registration Statement" means the Registration Statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock and Parent Preferred Stock pursuant to the Merger.

     "Reserve Data Value" means the 10% present value of the proved reserves contained in Parent's Oil and Gas Interests, as shown on the July 1, 1999, reserve report of Parent.

     "Responsible Officer" means, with respect to any entity, the Chairman, Chief Executive Officer, President or Chief Operating Officer of such entity.

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Special Committee" has the meaning specified in the Recitals to this Agreement.

     "Superior Proposal" has the meaning specified in Section 5.4(c).

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     "Surviving Corporation" has the meaning specified in Section 2.2.

     "Tax Returns" has the meaning specified in Section 3.16(a).

     "Taxes" means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, federal royalty, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers' compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes and other governmental taxes imposed or payable to the United States or any state, local or foreign governmental subdivision or agency thereof, and in each instance such term shall include any interest, penalties or additions to tax attributable to any such tax, including penalties for the failure to file any Tax Return or report.

     "Third-Party Consent" means the consent or approval of any Person other than any of the Prize Companies, any of the Parent Companies or any Governmental Authority.

     "Year 2000 Compliance" means that (a) no value for current date will cause any interruption in operation; (b) date-based functionality will behave consistently for dates prior to, during and after year 2000; (c) in all interfaces and data storage, the first two digits in the year of any date are specified either explicitly or by unambiguous algorithms; (d) year 2000 will be recognized as a leap year; and (e) the year "00" will be read and correctly interpreted as the year "2000."

     1.2 References and Titles. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words "this Agreement," "herein," "hereby," "hereunder" and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words "this Article," "this Section" and "this subsection," and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word "or" is not exclusive, and the word "including" (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

     As used in the representations and warranties contained in this Agreement, the phrase "to the knowledge" of the representing Party shall mean that Responsible Officers of such Party, individually or collectively, either (a) know that the matter being represented and warranted is true and accurate or (b) have no reason, after reasonable inquiry, to believe that the matter being represented and warranted is not true and accurate.

                                   ARTICLE 2

                                   THE MERGER

     2.1 The Merger. Subject to the terms and conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Prize in accordance with the provisions of this Agreement.

     2.2 Effect of the Merger. Upon the effectiveness of the Merger, the separate existence of Merger Sub shall cease, and Prize, as the surviving corporation in the Merger (the "Surviving Corporation"), shall continue its corporate existence under the laws of the State of Delaware. The Merger shall have the effects specified in this Agreement and the DGCL.

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     2.3  Governing Instruments, Directors and Officers of the Surviving
Corporation.

     (a) The certificate of incorporation of Prize, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until duly amended in accordance with its terms and applicable law.

     (b) The bylaws of Prize, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until duly amended in accordance with their terms and applicable law.

     (c) The directors and officers of Prize at the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation from the Effective Time until their respective successors have been duly elected or appointed in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable law.

     2.4  Effect on Securities.

     (a) Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall continue as one share of common stock of the Surviving Corporation and each certificate evidencing ownership of any such shares shall continue to evidence ownership of the same number of shares of the capital stock of the Surviving Corporation.

     (b) Parent Common Stock and Warrants. At the Effective Time, each share of Parent Common Stock and each Parent Warrant then issued and outstanding shall remain issued, outstanding and unchanged.

     (c) Prize Securities.

          (i) Prize Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Prize Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Prize Common Stock held by Dissenting Stockholders) shall be converted into the right to receive shares of validly issued, fully paid and nonassessable Parent Common Stock, with each such share of Prize Common Stock being converted into that number of shares of validly issued, fully paid and nonassessable Parent Common Stock equal to the Prize Stock Conversion Number. Each share of Prize Common Stock, when so converted, shall automatically be canceled and retired, shall cease to exist and shall no longer be outstanding; and the holder of any Prize Certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock to be issued in exchange therefor, upon the surrender of such Prize Certificate.

          (ii) Prize Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of Prize Preferred Stock that is issued and outstanding at the Effective Time (other than shares of Prize Preferred Stock held by Dissenting Stockholders) shall be converted into the right to receive a number of shares of validly issued, fully paid and nonassessable Parent Preferred Stock equal to the Prize Stock Conversion Number. Each share of Prize Preferred Stock, when so converted, shall automatically be canceled and retired, shall cease to exist and shall no longer be outstanding; and the holder of any Prize Certificate representing such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Preferred Stock to be exchanged therefor, upon surrender of such Prize Certificate.

          (iii) Prize Stock Options. All Prize Stock Options shall remain outstanding following the Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of Prize, Parent or any holder of a Prize Stock Option, each Prize Stock Option shall be assumed by Parent in such manner that Parent is a corporation assuming a stock option in a transaction to which Section 424(a) of the Code applies within the meaning of Section 424 of the Code or, to the extent that Section 424 of the Code does not apply to any Prize Stock Option, would be such a corporation were said Section 424 applicable to such option. Each Prize Stock Option assumed by Parent shall be
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

     exercisable on the same terms and conditions as apply immediately prior to the Effective Time, except that each Prize Stock Option shall be exercisable for that number of shares of Parent Common Stock (rounded to the nearest whole share) into which the number of shares of Prize Common Stock subject to such Prize Stock Option immediately prior to the Effective Time would be converted under paragraph (i) of this Section 2.4(c) and the option price per share of Parent Common Stock shall be an amount equal to the option price per share of Prize Common Stock subject to such Prize Stock Option in effect immediately prior to the Effective Time divided by the Prize Stock Conversion Number (the option price per share, as so determined, being rounded to the nearest full cent). No payment shall be made for fractional interests.

          (iv) Shares of Dissenting Stockholders. Any issued and outstanding shares of Prize Common Stock and Prize Preferred Stock held by a Dissenting Stockholder shall be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the DGCL; provided, however, shares of Prize Common Stock and Prize Preferred Stock outstanding at the Effective Time and held by a Dissenting Stockholder who shall, after the Effective Time, withdraw his, her or its demand for appraisal or lose his, her or its right of appraisal as provided in the DGCL, shall be deemed to be converted, as of the Effective Time, into the right to receive the shares of Parent Common Stock or Parent Preferred Stock, as applicable, in accordance with the procedures specified in Section 2.5(b). Prize shall give Parent (A) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to the DGCL received by Prize, and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prize will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Parent, settle or offer to settle any such demands.

          (v) Other. Except as provided in this Section 2.4(c) or as otherwise agreed to by the Parties: (A) the provisions of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Prize Companies shall become null and void at the Effective Time, and (B) the Prize Companies shall use all reasonable efforts to ensure that, following the Effective Time, no holder of options or rights or any participant in any plan, program or arrangement shall have any right thereunder to acquire any equity securities of the Prize Companies, Merger Sub, Parent or any direct or indirect subsidiary thereof.

     2.5  Exchange of Certificates.

     (a) Exchange of Certificates. At or following the Closing, each holder of shares of Prize Common Stock or of Prize Preferred Stock shall exchange the Prize Certificates representing such shares for certificates representing that number of shares of Parent Common Stock or Parent Preferred Stock which such holder is entitled to receive as a result of the Merger.

     (b) No Further Ownership Rights in Prize Common Stock or Prize Preferred Stock. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Prize Common Stock or Prize Preferred Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Prize Common Stock and Prize Preferred Stock. After the Effective Time, there shall be no further registration of transfers on the Surviving Corporation's stock transfer books of the shares of Prize Common Stock or Prize Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, a Prize Certificate is presented to the Surviving Corporation for any reason, it shall be canceled and exchanged for shares of Parent Common Stock or Parent Preferred Stock, as applicable, into which such shares were converted at the Effective Time.

     (c) Treatment of Fractional Shares. No Parent Certificates or scrip representing fractional shares of Parent Common Stock or Parent Preferred Stock shall be issued in the Merger. In lieu of any fractional share of Parent Common Stock or Parent Preferred Stock to which a holder of Prize Common Stock or Prize Preferred Stock would otherwise be entitled, such holder, upon surrender of a Prize Certificate as

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described in this Section 2.5, shall receive one whole share of Parent Common
Stock or Parent Preferred Stock, as applicable.

     (d) Lost, Stolen, or Destroyed Prize Certificates. If any Prize Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Prize Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Prize Certificate, Parent shall issue in exchange for such lost, stolen or destroyed Prize Certificate the shares of Parent Common Stock deliverable with respect thereto pursuant to this Agreement.

     2.6 Closing. The Closing shall take place on the Closing Date at such time and place as is agreed upon by Parent and Prize.

     2.7 Effective Time of the Merger. The Merger shall become effective immediately when the Certificate of Merger is accepted for filing by the Secretary of State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time"). The Certificate of Merger shall be filed, and the Effective Time shall occur, on the Closing Date; provided, however, that the Certificate of Merger may be filed prior to the Closing Date or prior to the Closing so long as it provides for an effective time that occurs on the Closing Date immediately after the Closing.

     2.8 Taking of Necessary Action; Further Action. Each of Parent, Merger Sub, and Prize shall use all reasonable efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger under the DGCL as promptly as commercially practicable. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of both Merger Sub and Prize, the officers and directors of the Surviving Corporation are fully authorized, in the name of the Surviving Corporation or otherwise to take, and shall take, all such lawful and necessary action.

                                   ARTICLE 3

                    REPRESENTATIONS AND WARRANTIES OF PRIZE

     Prize hereby represents and warrants to Parent and Merger Sub as follows:

     3.1 Organization. Each of the Prize Companies: (a) is a corporation or, as applicable, a limited partnership or limited liability company, duly organized, validly existing and in good standing under the laws of its state of incorporation or formation; (b) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted; and (c) is duly qualified to do business as a foreign corporation, limited partnership or limited liability company, as applicable, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified as a foreign corporation, limited partnership or limited liability company or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Prize). Accurate and complete copies of the certificate of incorporation, bylaws, minute books and/or other organizational documents of each of the Prize Companies have heretofore been delivered to Parent. Prize has no corporate or other subsidiaries other than the Prize Subsidiaries.

     3.2 Other Equity Interests. None of the Prize Companies owns any equity interest in any general or limited partnership, corporation or limited liability company other than as set forth on the Prize Disclosure Schedule (other than joint venture, joint operating, other ownership arrangements and tax partnerships entered into in the ordinary course of business that, individually or in the aggregate, are not material to the operations or business of the Prize Companies, taken as a whole).

     3.3 Authority and Enforceability. Prize has the requisite corporate power and authority to enter into and deliver this Agreement and (with respect to consummation of the Merger, subject to the valid
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approval of the Prize Proposal by the stockholders of Prize) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and (with respect to consummation of the Merger, subject to the valid approval of the Prize Proposal by the stockholders of Prize) the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Prize, including approval by the board of directors of Prize, and no other corporate proceedings on the part of Prize are necessary to authorize the execution or delivery of this Agreement or (with respect to consummation of the Merger, subject to the valid approval of the Prize Proposal by the stockholders of Prize) to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Prize and (with respect to the Merger, subject to the valid approval of the Prize Proposal by the stockholders of Prize and assuming that this Agreement constitutes a valid and binding obligation of Parent and Merger
Sub) constitutes a valid and binding obligation of Prize, enforceable against Prize in accordance with its terms.

     3.4 No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by Prize with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of any of the Prize Companies under, any provision of (a) the certificate of incorporation, bylaws or any other organizational documents of any of the Prize Companies, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to any of the Prize Companies (other than any such conflict, violation, default, right, loss or Lien that may arise under the Prize Bank Credit Agreement), or (c) assuming the consents, approvals, authorizations, permits, filings and notifications referred to in Section 3.5 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to any of the Prize Companies or any of their respective properties or assets, other than, in the case of clause (b) or (c) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a Material Adverse Effect on Prize.

     3.5 Consents and Approvals. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to any of the Prize Companies in connection with the execution and delivery of this Agreement by Prize or the consummation by Prize of the transactions contemplated hereby, except for the following: (a) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Prize or Parent; (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; and (c) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws or Environmental Laws. No Third-Party Consent is required by or with respect to any of the Prize Companies in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (x) any such Third-Party Consent which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Prize or Parent, (y) the valid approval of the Prize Proposal by the stockholders of Prize, and (z) any consent, approval or waiver required by the terms of the Prize Bank Credit Agreement.

     3.6 Financial Statements. The Prize Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, for the absence of notes) and fairly present, in accordance with applicable requirements of GAAP (in the case of the unaudited statements, subject to normal, recurring adjustments), the revenues and direct operating expenses of the properties acquired by Prize from Pioneer and its affiliate for the periods presented therein.

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     3.7  Capital Structure.

     (a) The authorized capital stock of Prize consists of 20,000 shares of Prize Common Stock and 5,000 shares of Prize Preferred Stock.

     (b) There are issued and outstanding (i) 4,979.201 shares of Prize Common Stock, (ii) 2,342.308 shares of Prize Preferred Stock, and (iii) Prize Stock Options relating to 1,285.922 shares of Prize Common Stock. No shares of Prize Common Stock are held by Prize as treasury stock.

     (c) Except as set forth in Section 3.7(b), there are outstanding (i) no shares of capital stock or other voting securities of Prize, (ii) no securities of Prize or any other Person convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Prize, and (iii) no subscriptions, options, warrants, calls, rights (including preemptive rights), commitments, understandings or agreements to which any of the Prize Companies is a party or by which it is bound obligating Prize to issue, deliver, sell, purchase, redeem or acquire shares of capital stock or other voting securities of Prize (or securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Prize) or obligating Prize to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

     (d) All outstanding shares of Prize capital stock are validly issued, fully paid and nonassessable and not subject to any preemptive right.

     (e) All outstanding shares of capital stock and other voting securities of each of the corporate Prize Subsidiaries are (i) validly issued, fully paid and nonassessable and not subject to any preemptive right, and (ii) owned by the Prize Companies, free and clear of all Liens, claims and options of any nature (except for Permitted Encumbrances). There are outstanding (y) no securities of any Prize Subsidiary or any other Person convertible into or exchangeable or exercisable for shares of capital stock, other voting securities or other equity interests of such Prize Subsidiary, and (z) no subscriptions, options, warrants, calls, rights (including preemptive rights), commitments, understandings or agreements to which any Prize Subsidiary is a party or by which it is bound obligating such Prize Subsidiary to issue, deliver, sell, purchase, redeem or acquire shares of capital stock, other voting securities or other equity interests of such Prize Subsidiary (or securities convertible into or exchangeable or exercisable for shares of capital stock, other voting securities or other equity interests of such Prize Subsidiary) or obligating any Prize Subsidiary to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

     (f) Except as set forth in the Prize Disclosure Schedule, there is no stockholder agreement, voting trust or other agreement or understanding to which Prize is a party or by which it is bound relating to the voting of any shares of the capital stock of any of the Prize Companies.

     3.8 No Undisclosed Liabilities. There are no liabilities of any of the Prize Companies of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that are reasonably likely to have a Material Adverse Effect on Prize, other than (a) liabilities adequately provided for in the Prize Financial Statements, (b) liabilities incurred in the ordinary course of business subsequent to June 30, 1999, (c) liabilities under this Agreement, and (d) liabilities set forth on the Prize Disclosure Schedule.

     3.9 Indemnification. Except as set forth in the Prize Disclosure Schedule, none of the Prize Companies has any presently effective indemnification obligation (whether or not a claim has been asserted thereunder) to any Person other than its present or former directors, officers, employees or agents, as permitted by sec. 145 of the DGCL, or in the ordinary course of business.

                                      A-13
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     3.10  Absence of Certain Changes or Events. Except as set forth in the
Prize Disclosure Schedule or as specifically contemplated by this Agreement, since June 30, 1999, none of the Prize Companies has done any of the following:

          (a) Discharged or satisfied any Lien or paid any obligation or liability, absolute or contingent, other than current liabilities incurred and paid in the ordinary course of business and consistent with past practices;

          (b) Paid or declared any dividends or distributions, purchased, redeemed, acquired or retired any indebtedness, stock or other securities from its stockholders or other securityholders, made any loans or advances or guaranteed any loans or advances to any Person (other than loans, advances or guaranties made in the ordinary course of business and consistent with past practices), or otherwise incurred or suffered to exist any liabilities (other than current liabilities incurred in the ordinary course of business and consistent with past practices);

          (c) Except for Permitted Encumbrances, suffered or permitted any Lien to arise or be granted or created against or upon any of its assets;

          (d) Canceled, waived or released any rights or claims against, or indebtedness owed by, third parties;

          (e) Amended its certificate of incorporation, bylaws or other organizational documents;

          (f) Made or permitted any amendment, supplement, modification or termination of, or any acceleration under, any Prize Material Agreement;

          (g) Sold, leased, transferred, assigned or otherwise disposed of (i) any Oil and Gas Interests of Prize that, individually or in the aggregate, had a value of $500,000 or more, or (ii) any other assets that, individually or in the aggregate, had a value at the time of such lease, transfer, assignment or disposition of $500,000 or more (and, in each case where a sale, lease, transfer, assignment or other disposition was made, it was made for fair consideration in the ordinary course of business); provided, however, that this Section 3.10(g) shall not apply to the sale of Hydrocarbons in the ordinary course of business;

          (h) Made any investment in or contribution, payment, advance or loan to any Person (other than investments, contributions, payments or advances, or commitments with respect thereto, less than $500,000 in the aggregate, made in the ordinary course of business and consistent with past practices);

          (i) Paid, loaned or advanced (other than the payment, advance or reimbursement of expenses in the ordinary course of business) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transaction with, any of its Affiliates other than the Prize Companies;

          (j) Made any material change in any of the accounting principles followed by it or the method of applying such principles;

          (k) Entered into any material transaction (other than this Agreement) except in the ordinary course of business and consistent with past practices;

          (l) Increased benefits or benefit plan costs or changed bonus, insurance, pension, compensation or other benefit plan or arrangement or granted any bonus or increase in wages, salary or other compensation or made any other change in employment terms to any officer, director or employee of any of the Prize Companies (except in the ordinary course of business);

          (m) Issued any note, bond or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $500,000 in the aggregate (other than pursuant to the Prize Bank Credit Agreement);

          (n) Delayed or postponed the payment of accounts payable or other liabilities (except in the ordinary course of business);
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

          (o) Canceled, compromised, waived or released any right or claim (or series of related rights and claims) involving more than $500,000 (except in the ordinary course of business);

          (p) Issued, sold, or otherwise disposed of any of its capital stock or other equity interest or granted any option, warrant, or other right to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock or other equity interest;

          (q) Made any loan to, or entered into any other transaction with, any of its directors, officers or employees (except in the ordinary course of business);

          (r) Made or pledged to make any charitable or other capital contribution outside the ordinary course of business;

          (s) Made or committed to make capital expenditures in excess of $20,000,000 in the aggregate;

          (t) Made any change in any material Tax election or the manner Taxes are reported;

          (u) Entered into any swap, hedging or similar arrangement which remains open;

          (v) Accelerated the vesting period of any outstanding option or warrant;

          (w) Otherwise been involved in any other material occurrence, event, incident, action, failure to act, or transaction involving any of the Prize Companies (except in the ordinary course of business);

          (x) Agreed, whether in writing or otherwise, to do any of the foregoing; or

          (y) Suffered any Material Adverse Effect (other than changes or trends, including changes or trends in commodity prices, generally prevalent in or affecting the oil and gas industry).

     3.11 Compliance with Laws, Material Agreements and Permits. None of the Prize Companies is in violation of, or in default in any material respect under, and no event has occurred that (with notice or the lapse of time or both) would constitute a violation of or default under: (a) its certificate of incorporation, bylaws or other organizational documents, (b) any applicable law, rule, regulation, ordinance, order, writ, decree or judgment of any Governmental Authority, or (c) any Prize Material Agreement, except (in the case of clause
(b) or (c) above) for any violation or default that would not, individually or in the aggregate, have a Material Adverse Effect on Prize. Each of the Prize Companies has obtained and holds all permits, licenses, variances, exemptions, orders, franchises, approvals and authorizations of all Governmental Authorities necessary for the lawful conduct of its business and the lawful ownership, use and operation of its assets ("Prize Permits"), except for Prize Permits which the failure to obtain or hold would not, individually or in the aggregate, have a Material Adverse Effect on Prize. None of the Prize Permits will be adversely affected by the consummation of the transactions contemplated under this Agreement or requires any filing or consent in connection therewith. Each of the Prize Companies is in compliance with the terms of its Prize Permits, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Prize. No investigation or review by any Governmental Authority with respect to any of the Prize Companies is pending or, to the knowledge of Prize, threatened, other than those the outcome of which would not, individually or in the aggregate, have a Material Adverse Effect on Prize. To the knowledge of Prize, no other party to any Prize Material Agreement is in material breach of the terms, provisions or conditions of such Prize Material Agreement.

     3.12 Governmental Regulation. No Prize Company is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, the Investment Company Act of 1940 or any state public utilities laws.

     3.13 Litigation. Except as set forth in the Prize Disclosure Schedule: (a) no litigation, arbitration, investigation or other proceeding of any Governmental Authority is pending or, to the knowledge of Prize, threatened against any of the Prize Companies or their respective assets which, if adversely determined, could reasonably be expected to have a Material Adverse Effect on Prize; and (b) no Prize Company is subject to any outstanding injunction, judgment, order, decree or ruling (other than routine oil and gas field regulatory orders). There is no litigation, proceeding or investigation pending or, to the knowledge of

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Prize, threatened against or affecting any of the Prize Companies that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Prize in connection with the transactions contemplated hereby.

     3.14 No Restrictions. Except as set forth in the Prize Disclosure Schedule, none of the Prize Companies is a party to: (a) any agreement, indenture or other instrument that contains restrictions with respect to the payment of dividends or other distributions with respect to its capital, other than the Prize Bank Credit Agreement; (b) any financial arrangement with respect to or creating any indebtedness to any Person (other than indebtedness (i) reflected in the Prize Financial Statements, (ii) under the Prize Bank Credit Agreement, or (iii) incurred in the ordinary course of business since June 30,
1999), unless such indebtedness would not and will not, individually or in the aggregate, result in a Material Adverse Effect on the Prize Companies; (c) any agreement, contract or commitment relating to the making of any advance to, or investment in, any Person (other than restrictions under the Prize Bank Credit Agreement and advances in the ordinary course of business); (d) any guaranty or other contingent liability with respect to any indebtedness or obligation of any Person (other than (i) guaranties pursuant to the Prize Bank Credit Agreement,
(ii) guaranties undertaken in the ordinary course of business, and (iii) the endorsement of negotiable instruments for collection in the ordinary course of business); or (e) any agreement, contract or commitment limiting in any respect its ability to compete with any Person or otherwise conduct business of any line or nature.

     3.15 Audits and Settlements. Except as set forth in the Prize Disclosure Schedule, none of the Prize Companies is a party or subject to any (a) unresolved or incomplete Tax audit or settlement or (b) other audit conducted by any other Person (other than Ernst & Young LLP, independent accountants of Prize) pursuant to a contractual or legal right.

     3.16  Taxes.

     (a) Each of the Prize Companies and any affiliated, combined or unitary group of which any such entity is or was a member has (i) timely filed all federal, state, local and foreign returns, declarations, reports, estimates, information returns and statements ("Tax Returns") required to be filed by it with respect to any Taxes; (ii) timely paid all Taxes that are due and payable (except for Taxes that are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established) for which any of the Prize Companies may be liable; (iii) complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes; and (iv) timely withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over.

     (b) Except as set forth in the Prize Disclosure Schedule: (i) no audits or other administrative or court proceedings are presently pending with regard to any federal, state or local income or franchise Taxes for which any of the Prize Companies would be liable; and (ii) there are no pending requests for rulings from any taxing authority, no outstanding subpoenas or requests for information by any taxing authority with respect to any Taxes, no proposed reassessments by any taxing authority of any property owned or leased, and no agreements in effect to extend the time to file any Tax Return or the period of limitations for the assessment or collection of any Taxes for which any of the Prize Companies would be liable.

     (c) Except as set forth in the Prize Disclosure Schedule: (i) there are no Liens on any of the assets of the Prize Companies for unpaid Taxes, other than Liens for Taxes not yet due and payable; (ii) no Prize Company has any liability under Treasury Regulation sec. 1.1502-6 or any analogous state, local or foreign law by reason of having been a member of any consolidated, combined or unitary group, other than the affiliated group of which Prize is the common parent corporation; (iii) no Prize Company has ever been included in an affiliated group of corporations within the meaning of Section 1504 of the Code other than the current affiliated group of which Prize is the common parent corporation; and (iv) no Prize Company is or has been a party to any Tax sharing agreement between related corporations.

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

     (d) The amount of liability for unpaid Taxes of the Prize Companies does not, in the aggregate, materially exceed the amount of the liability accruals for Taxes reflected on the Prize Financial Statements.

     (e) Prize has not filed or been required to file any Tax Returns.

     (f) Except as set forth in the Prize Disclosure Schedule: (i) no Prize Company is required to treat any of its assets as owned by another person for federal income tax purposes or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (ii) no Prize Company has entered into any compensatory agreement which would result in a nondeductible expense pursuant to Section 280G of the Code; (iii) no election has been made under Section 338 of the Code and no events have occurred which would result in a deemed election under Section 338 of the Code with respect to any Prize Company; (iv) no election has been made under Section 341(f) of the Code with respect to any Prize Company; (v) no Prize Company has participated in any international boycott as defined in Code Section 999; (vi) there are no outstanding balances of deferred gain or loss accounts with respect to any Prize Company under Treas. Reg. sec.sec. 1.1502-13 or 1.1502-13T; (vii) no Prize Company has made or will make any election under Treas. Reg. sec. 1.502-20(g)(1) with respect to the reattribution of net operating losses; (viii) no Prize Company is subject to any arrangement treated as a partnership for federal income tax purposes; and (ix) no Prize Company has or has ever conducted branch operations in any foreign country within the meaning of Treas. Reg.
sec. 1.367(a)-6T.

     (g) The books and records of Prize contain accurate and complete information with respect to: (i) all material Tax elections in effect with respect to the Prize Companies; (ii) the current Tax basis of the assets of the Prize Companies; (iii) any excess loss accounts of any Prize Company; (iv) the current and accumulated earnings and profits of Prize; (v) the net operating losses and net capital losses of the Prize Companies, the years that such net operating and net capital losses expire, and any restrictions to which such net operating and net capital losses are subject under any provision of the Code or consolidated return regulations; (vi) Tax credit carryovers of the Prize Companies; and (vii) any overall foreign losses to the Prize Companies under
Section 904(f) of the Code.

     (h) No shareholder of Prize that is a foreign corporation or a nonresident alien individual has owned as much as five percent of the outstanding stock of Prize at any time during the five year period ending on the date hereof.

     3.17  Employee Benefit Plans.

     (a) The Prize Disclosure Schedule sets forth a complete and accurate list of each of the following which is or has been sponsored, maintained or contributed to by Prize or any trade or business, whether or not incorporated (a "Prize ERISA Affiliate"), or in which any employee or co-employee of any of the Prize Companies participates or is covered, that together with Prize would be considered affiliated with Prize under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA for the benefit of any person who, as of the Closing, is a current or former employee or subcontractor of Prize or any Prize ERISA Affiliate: (i) each "employee benefit plan," as such term is defined in
Section 3(3) of ERISA (each, a "Prize Plan"); and (ii) each personnel policy, stock option plan, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy, program or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, retiree benefit plan or arrangement, fringe benefit program or practice (whether or not taxable), employee loan, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in
Section 3.17(a)(i) (each, a "Prize Benefit Program or Agreement") (such Prize Plans and Prize Benefit Programs or Agreements are sometimes collectively referred to in this Agreement as the "Prize Employee Benefit Plans").

     (b) True, correct and complete copies of each of the Prize Plans and related trusts, if applicable, including all amendments thereto, have been furnished or made available to Parent. There has also been furnished or made available to Parent, with respect to each Prize Plan required to file such report and

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description, the report on Form 5500 for the past three years, to the extent applicable, and the most recent summary plan description. True, correct and complete copies or descriptions of all Prize Benefit Programs or Agreements have also been furnished or made available to Parent.

     (c) Except as otherwise set forth on the Prize Disclosure Schedule: (i) neither Prize nor any Prize ERISA Affiliate contributes to or has an obligation to contribute to, nor has at any time contributed to or had an obligation to contribute to, a multiemployer plan within the meaning of Section 3(37) of ERISA or any other plan subject to Title IV of ERISA; (ii) each of Prize and the Prize ERISA Affiliates has performed all obligations, whether arising by operation of law or by contract, including ERISA and the Code, required to be performed by it in connection with the Prize Employee Benefit Plans, and, to the knowledge of Prize, there have been no defaults or violations by any other party to the Prize Employee Benefit Plans; (iii) all reports, returns, notices, disclosures and other documents relating to the Prize Plans required to be filed with or furnished to governmental entities, plan participants or plan beneficiaries have been timely filed or furnished in accordance with applicable law, and each Prize Employee Benefit Plan has been administered in compliance with its governing written documents; (iv) each of the Prize Plans intended to be qualified under
Section 401 of the Code satisfies the requirements of such Section and has received a favorable determination letter from the Internal Revenue Service (the "IRS") regarding such qualified status and has not been amended, operated or administered in a way which would adversely affect such qualified status; (v) there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Prize, contemplated or threatened against, or with respect to, any of the Prize Employee Benefit Plans or their assets; (vi) each trust maintained in connection with each Prize Plan, which is qualified under Section 401 of the Code, is tax exempt under Section 501 of the Code;
(vii) all contributions required to be made to the Prize Employee Benefit Plans have been made timely; (viii) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code has been incurred, and there has been no termination or partial termination of any Prize Plan within the meaning of Section 411(d)(3) of the Code; (ix) no act, omission or transaction has occurred which could result in imposition on Prize or any Prize ERISA Affiliate of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a civil penalty assessed pursuant to subsections
(c), (i) or (1) of Section 502 of ERISA or (C) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code; (x) to the knowledge of Prize, there is no matter pending with respect to any of the Prize Plans before the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation (the "PBGC"); (xi) each of the Prize Employee Benefit Plans complies, in form and operation, with the applicable provisions of the Code and ERISA; (xii) each Prize Employee Benefit Plan may be unilaterally amended or terminated in its entirety without any liability or other obligation; (xiii) Prize and the Prize ERISA Affiliates have no liabilities or other obligations, whether actual or contingent, under any Prize Employee Benefit Plan for post-employment benefits of any nature (other than COBRA continuation coverage); and (xiv) neither Prize nor any of the Prize ERISA Affiliates or any present or former director, officer, employee or other agent of Prize or any of the Prize ERISA Affiliates has made any written or oral representations or promises to any present or former director, officer, employee or other agent concerning his or her terms, conditions or benefits of employment, including the tenure of any such employment or the conditions under which such employment may be terminated by Prize, any of the Prize ERISA Affiliates or Parent which will be binding upon or enforceable against Parent or Prize after the Effective Time.

     (d) Except as otherwise set forth on the Prize Disclosure Schedule, no employee is currently on a leave of absence due to sickness or disability and no claim is pending or expected to be made by an employee, former employee or independent contractor for workers' compensation benefits.

     (e) With respect to the Prize Employee Benefit Plans, there exists no condition or set of circumstances in connection with any of the Prize Companies that could be expected to result in liability reasonably likely to have a Material Adverse Effect on Prize under ERISA, the Code or any other applicable law. With respect to the Prize Employee Benefit Plans, individually and in the aggregate, there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly

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footnoted in accordance with GAAP, on the financial statements of the Prize
Companies, which obligations are reasonably likely to have a Material Adverse Effect on Prize.

     (f) Except as set forth in the Prize Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment becoming due to any employee or group of employees of any of the Prize Companies.

     3.18 Employment Contracts and Benefits. Except as set forth in the Prize Disclosure Schedule or otherwise provided for in any Prize Employee Benefit
Plan: (a) none of the Prize Companies is subject to or obligated under any consulting, employment, severance, termination or similar arrangement, any employee benefit, incentive or deferred compensation plan with respect to any Person, or any bonus, profit sharing, pension, stock option, stock purchase or similar plan or other arrangement or other fringe benefit plan entered into or maintained for the benefit of employees of any of the Prize Companies or any other Person; and (b) no employee of any of the Prize Companies or any other Person owns, or has any right granted by any of the Prize Companies to acquire, any interest in any of the assets or business of any of the Prize Companies.

     3.19  Labor Matters.

     (a) No employees of any of the Prize Companies are represented by any labor organization. No labor organization or group of employees of any of the Prize Companies has made a demand for recognition or certification as a union or other labor organization, and there are no representation or certification proceedings or petitions seeking a representation or certification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities involving any of the Prize Companies pending with any labor organization or group of employees of any of the Prize Companies.

     (b) Each of the Prize Companies is in material compliance with all laws, rules, regulations and orders relating to the employment of labor, including all such laws, rules, regulations and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers' compensation and the collection and payment of income Tax withholding, Social Security Taxes, Medicare Taxes and similar Taxes, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Prize.

     3.20  Accounts Receivable. Except as set forth in the Prize Disclosure
Schedule: (a) all of the accounts, notes and loans receivable that have been recorded on the books of the Prize Companies are bona fide and represent accounts, notes and loans receivable validly due for goods sold or services rendered and are reasonably expected to be collected in full within 90 days after the applicable invoice or note maturity date (other than such accounts, notes and loans receivable that, individually or in the aggregate, do not have a book value as of the date hereof in excess of $500,000); (b) except for Permitted Encumbrances, all of such accounts, notes and loans receivable are free and clear of any and all Liens and other adverse claims and charges, and none of such accounts, notes or loans receivable is subject to any offset or claim of offset; and (c) none of the obligors on such accounts, notes or loans receivable has given notice to any of the Prize Companies that it will or may refuse to pay the full amount or any portion thereof.

     3.21 Insurance. Each of the Prize Companies maintains, and through the Closing Date will maintain, insurance with reputable insurers (or pursuant to prudent self-insurance programs) in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to those of the Prize Companies and owning properties in the same general area in which the Prize Companies conduct their businesses. None of such insurance coverage was obtained through the use of false or misleading information or the failure to provide the insurer with all information requested in order to evaluate the liabilities and risks insured. There is no material default with respect to any provision contained in any such policy or binder, and none of the Prize Companies has failed to give any notice or present any claim under any such policy or binder in due and timely fashion. There are no billed but unpaid premiums past due under any such policy or binder. Except as set forth in the Prize

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Disclosure Schedule: (a) there are no outstanding claims under any such policies or binders and, to the knowledge of Prize, there has not occurred any event that might reasonably form the basis of any claim against or relating to any of the Prize Companies that is not covered by any of such policies or binders; (b) no notice of cancellation or non-renewal of any such policies or binders has been received; and (c) there are no performance bonds outstanding with respect to any of the Prize Companies.

     3.22 Intangible Property. There are no material trademarks, trade names, patents, service marks, brand names, computer programs, databases, industrial designs, copyrights or other intangible property that are necessary for the operation, or continued operation, of the business of any of the Prize Companies or for the ownership and operation, or continued ownership and operation, of any of their assets, for which the Prize Companies do not hold valid and continuing authority in connection with the use thereof.

     3.23 Title to Assets. The Prize Companies (individually or collectively) have Defensible Title to all Oil and Gas Interests of Prize included or reflected in Prize's Ownership Interests and all of their other assets. Each Oil and Gas Interest included or reflected in Prize's Ownership Interests entitles the Prize Companies (individually or collectively) to receive not less than the undivided interest set forth in (or derived from) the Ownership Interests of Prize of all Hydrocarbons produced, saved and sold from or attributable to such Oil and Gas Interest, and the portion of the costs and expenses of operation and development of such Oil and Gas Interest that is borne or to be borne by the Prize Companies (individually or collectively) is not greater than the undivided interest set forth in (or derived from) Prize's Ownership Interests.

     3.24  Oil and Gas Operations. Except as set forth in the Prize Disclosure
Schedule:

          (a) All wells included in the Oil and Gas Interests of Prize have been drilled and (if completed) completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases and applicable laws, rules and regulations, except where any failure or violation could not reasonably be expected to have a Material Adverse Effect on Prize; and

          (b) Proceeds from the sale of Hydrocarbons produced from Prize's Oil and Gas Interests are being received by the Prize Companies in a timely manner and are not being held in suspense for any reason (except in the ordinary course of business).

     3.25 Financial and Commodity Hedging. The Prize Disclosure Schedule accurately summarizes as of the date hereof the outstanding Hydrocarbon and financial hedging positions of the Prize Companies (including fixed price controls, collars, swaps, caps, hedges and puts).

     3.26 Environmental Matters. Except as set forth in the Prize Disclosure
Schedule:

          (a) Each of the Prize Companies has conducted its business and operated its assets, and is conducting its business and operating its assets, in material compliance with all Environmental Laws;

          (b) None of the Prize Companies has been notified by any Governmental Authority or other third party that any of the operations or assets of any of the Prize Companies is the subject of any investigation or inquiry by any Governmental Authority or other third party evaluating whether any material remedial action is needed to respond to a release or threatened release of any Hazardous Material or to the improper storage or disposal (including storage or disposal at offsite locations) of any Hazardous Material;

          (c) None of the Prize Companies and, to Prize's knowledge, no other Person has filed any notice under any federal, state or local law indicating that (i) any of the Prize Companies is responsible for the improper release into the environment, or the improper storage or disposal, of any Hazardous Material, or (ii) any Hazardous Material is improperly stored or disposed of upon any property of any of the Prize Companies or any property formerly owned, leased or operated by any of the Prize Companies;

          (d) None of the Prize Companies has any material contingent liability in connection with (i) the release or threatened release into the environment at, beneath or on any property now or previously owned, leased or operated by any of the Prize Companies, or (ii) the storage or disposal of any Hazardous Material;

          (e) None of the Prize Companies has received any claim, complaint, notice, inquiry or request for information involving any matter which remains unresolved as of the date hereof with respect to any alleged violation of any Environmental Law or regarding potential liability under any Environmental Law relating to or in connection with operations or conditions of any facilities or property (including off-site storage or disposal of any Hazardous Material from such facilities or property) currently or formerly owned, leased or operated by any of the Prize Companies;

          (f) No property now or previously owned, leased or operated by any of the Prize Companies is listed on the National Priorities List pursuant to CERCLA or on the CERCLIS or on any other federal or state list as sites requiring investigation or cleanup;

          (g) All underground storage tanks and solid waste storage, treatment and/or disposal facilities owned or operated by any of the Prize Companies are used and operated in material compliance with Environmental Laws;

          (h) None of the Prize Companies is transporting, has transported, or is arranging or has arranged for the transportation of any Hazardous Material to any location which is listed on the National Priorities List pursuant to CERCLA, on the CERCLIS, or on any similar federal or state list or which is the subject of federal, state or local enforcement actions or other investigations that may lead to material claims against any of the Prize Companies for removal or remedial work, contribution for removal or remedial work, damage to natural resources or personal injury, including claims under CERCLA;

          (i) The Prize Companies have obtained all material permits, licenses, approvals and other authorizations that are required with respect to the operation of the Prize Companies' properties and assets under the Environmental Laws and are in material compliance with all terms and conditions of such required permits, licenses, approvals and authorizations;

          (j) There are no polychlorinated biphenyls or asbestos located in, at, on or under any facility or real property owned, leased or operated by any of the Prize Companies that require removal, decontamination or abatement pursuant to Environmental Laws;

          (k) There are no past or present events, conditions, circumstances, activities, practices, incidents or actions that could reasonably be expected to interfere with or prevent material compliance by any of the Prize Companies with any Environmental Law, or that could reasonably be expected to give rise to any material liability under the Environmental Laws;

          (l) No Lien has been recorded against any property, facility or assets currently owned by any of the Prize Companies under any Environmental Law; and

          (m) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not affect the validity or require the transfer of any permits, licenses or approvals held by any of the Prize Companies under any Environmental Law, and will not require any notification, disclosure, registration, reporting, filing, investigation or remediation under any Environmental law.

     3.27 Books and Records. All books, records and files of the Prize Companies (including those pertaining to Prize's Oil and Gas Interests, wells and other assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, and corporate, accounting, financial and employee records): (a) have been prepared, assembled and maintained in accordance with usual and customary policies and procedures; and (b) fairly and accurately reflect the ownership, use, enjoyment and operation by the Prize Companies of their respective assets. Each of the Prize Companies maintains a system of internal accounting controls sufficient to provide reasonable assurance that:
(x) transactions are accurately
and promptly recorded; (y) transactions are executed in accordance with management's specific or general authorization; and (z) access to its books, records and assets is permitted only in accordance with management's general or specific authorization.

     3.28 Brokers. No broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder's or other fee or compensation based on any arrangement or agreement made by or on behalf of Prize and for which Parent or any of the Prize Companies will have any obligation or liability.

     3.29 Year 2000 Compliance. None of the Prize Companies will suffer a Material Adverse Effect attributable to a lack of Year 2000 Compliance in any system, process or equipment owned or utilized by any of the Prize Companies, or any other aspect of their businesses or operations, or any system, process or equipment of any of their material customers, suppliers or vendors.

     3.30 Powers of Attorney; Authorized Signatories. The Prize Disclosure Schedule lists: (a) the names and addresses of all Persons holding powers of attorney on behalf of any of the Prize Companies; and (b) the names of all banks and other financial institutions in which any of the Prize Companies currently have one or more bank accounts or safe deposit boxes, along with the account numbers and the names of all persons authorized to draw on such accounts or to have access to such safe deposit boxes.

     3.31 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of each of the Prize Common Stock and the Prize Preferred Stock is a sufficient vote of the holders of any class or series of Prize capital stock or other voting securities to approve this Agreement, the Merger and the transactions contemplated hereby.

     3.32 Gas Imbalances. Except as set forth on the Prize Disclosure Schedule, none of the Prize Companies has received any deficiency payment under any gas contract for which any Person has a right to take deficiency gas from any Prize Company, nor have any of the Prize Companies received any payment for production which is subject to refund or recoupment out of future production.

     3.33 Royalties. To the knowledge of Prize, as to wells not operated by a Prize Company, and without qualification as to knowledge, as to all wells operated by a Prize Company, all royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to Prize's Oil and Gas Interests, have been or will be, prior to the Effective Time, properly and correctly paid or provided for in all material respects, except for those for which a Prize Company has a valid right to suspend.

     3.34 Prepayments. Except as set forth in the Prize Disclosure Schedule, no prepayment for Hydrocarbon sales has been received by any of the Prize Companies for Hydrocarbons which have not been delivered.

     3.35 Disclosure and Investigation. No representation or warranty of Prize set forth in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.

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                                   ARTICLE 4

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub hereby jointly and severally represent and warrant to Prize as follows:

     4.1 Organization. Each of the Parent Companies: (a) is a corporation or, as applicable, a limited partnership or limited liability company, duly organized, validly existing and in good standing under the laws of its state of incorporation or formation; (b) has the requisite power and authority to own, lease and operate its properties and to conduct its business as it is presently being conducted; and (c) is duly qualified to do business as a foreign corporation, limited partnership or limited liability company, as applicable, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its activities makes such qualification necessary (except where any failure to be so qualified as a foreign corporation, limited partnership or limited liability company or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent). Accurate and complete copies of the certificate or articles of incorporation, bylaws, minute books and/or other organizational documents of each of the Parent Companies have heretofore been delivered to Prize. Parent has no corporate or other subsidiaries other than the Parent Subsidiaries.

     4.2 Other Equity Interests. None of the Parent Companies owns any equity interest in any general or limited partnership, corporation or limited liability company other than as set forth on the Parent Disclosure Schedule (other than joint venture, joint operating, other ownership arrangements and tax partnerships entered into in the ordinary course of business that, individually or in the aggregate, are not material to the operations or business of the Parent Companies, taken as a whole).

     4.3 Authority and Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Agreement and (with respect to consummation of the transactions included in the Prize Proposal, subject to the valid approval of the Prize Proposal by the stockholders of Parent) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and (with respect to consummation of the transactions included in the Prize Proposal, subject to the valid approval of the Prize Proposal by the stockholders of Parent) the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, including approval by the board of directors of Parent and the board of directors and the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution or delivery of this Agreement or (with respect to consummation of the transactions included in the Prize Proposal, subject to the valid approval of the Prize Proposal by the stockholders of Parent) to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (with respect to consummation of the transactions included in the Prize Proposal, subject to the valid approval of the Prize Proposal by the stockholders of Parent, and assuming that this Agreement constitutes a valid and binding obligation of Prize) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms.

     4.4 No Violations. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by Parent and Merger Sub with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien on any of the properties or assets of any of the Parent Companies under, any provision of (a) the certificate of incorporation, bylaws or any other organizational documents of any of the Parent Companies, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to any of the Parent Companies (other than any such conflict, violation, default, right, loss or Lien that may arise under the Parent Bank Credit Agreement), or (c) assuming the consents, approvals, authorizations, permits, filings and notifications referred to in Section 4.5 are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to any of the Parent Companies or any of their respective properties or assets, other than, in the case of clause (b) or

(c) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

     4.5 Consents and Approvals. No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any Governmental Authority is required by or with respect to any Parent Company in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for the following: (a) any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Parent or Prize; (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (c) the filing with the SEC of the Registration Statement and such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be so required; (d) the filing with the AMEX of a listing application relating to the shares of Parent Common Stock to be issued pursuant to the Merger, upon conversion of the Parent Preferred Stock, and upon exercise of the Prize Stock Options, and the obtaining from the AMEX of its approval thereof; and (e) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws or Environmental Laws. No Third-Party Consent is required by or with respect to any of the Parent Companies in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (x) any such Third-Party Consent which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Parent or Prize, (y) the valid approval of the Prize Proposal by the stockholders of Parent, and (z) any consent, approval or waiver required by the terms of the Parent Bank Credit Agreement.

     4.6 SEC Documents. Parent has provided to Prize a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC since December 31, 1998 (the "Parent SEC Documents"), which are all the documents (other than preliminary material) that Parent filed or was required to file with the SEC since such date. As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.7 Financial Statements. The Parent Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present, in accordance with applicable requirements of GAAP (in the case of the unaudited statements, subject to normal, recurring adjustments), the consolidated financial position of Parent and the Parent Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Parent and the Parent Subsidiaries for the periods presented therein.

     4.8  Capital Structure.

     (a) The authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock.

     (b) There are issued and outstanding 16,367,328 shares of Parent Common Stock. Twelve million six thousand seventy-three (12,006,073) shares of Parent Common Stock are issuable upon exercise of outstanding Parent Warrants. Six thousand three hundred (6,300) shares of Parent Common Stock are held by Parent as treasury stock.

     (c) Except as set forth in Section 4.8(b) and except for the Parent Warrants described in the Parent Disclosure Schedule, there are outstanding (i) no shares of capital stock or other voting securities of Parent, (ii) no securities of Parent or any other Person convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Parent, and (iii) no options issued or outstanding under the Parent Key Employees Stock Option Plan or any other subscriptions, options, warrants, calls, rights (including preemptive rights), commitments, understandings or agreements to which any of the Parent Companies is a party or by which it is bound obligating Parent to issue, deliver, sell, purchase, redeem or acquire shares of capital stock or other voting securities of Parent (or securities convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Parent) or obligating Parent to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

     (d) All outstanding shares of Parent capital stock are, and (when issued) the shares of Parent Common Stock to be issued pursuant to the Merger, upon the conversion of shares of Parent Preferred Stock to be issued in the Merger, and upon exercise of the Prize Options (following consummation of the Merger) will be, validly issued, fully paid and nonassessable and not subject to any preemptive right.

     (e) One thousand (1,000) shares of Merger Sub Common Stock are issued and outstanding, all of which are owned by Parent. All outstanding shares of capital stock and other voting securities of Merger Sub and of each of the other corporate Parent Subsidiaries are (i) validly issued, fully paid and nonassessable and not subject to any preemptive right, and (ii) owned by the Parent Companies, free and clear of all Liens, claims and options of any nature (except Permitted Encumbrances). There are outstanding (y) no securities of any Parent Subsidiary or any other Person convertible into or exchangeable or exercisable for shares of capital stock, other voting securities or other equity interests of such Parent Subsidiary, and (z) no subscriptions, options, warrants, calls, rights (including preemptive rights), commitments, understandings or agreements to which any Parent Subsidiary is a party or by which it is bound obligating such Parent Subsidiary to issue, deliver, sell, purchase, redeem or acquire shares of capital stock, other voting securities or other equity interests of such Parent Subsidiary (or securities convertible into or exchangeable or exercisable for shares of capital stock, other voting securities or other equity interests of such Parent Subsidiary) or obligating any Parent Subsidiary to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement.

     (f) Except as set forth in the Parent Disclosure Schedule, there is no stockholder agreement, voting trust or other agreement or understanding to which Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of any of the Parent Companies.

     4.9 No Undisclosed Liabilities. There are no liabilities of any of the Parent Companies of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that are reasonably likely to have a Material Adverse Effect on Parent, other than (a) liabilities adequately provided for in the Parent Financial Statements, (b) liabilities incurred in the ordinary course of business subsequent to June 30, 1999, (c) liabilities under this Agreement, and (d) liabilities set forth on the Parent Disclosure Schedule.

     4.10 Indemnification. Except as set forth in the Parent Disclosure Schedule, none of the Parent Companies has any presently effective indemnification obligation (whether or not a claim has been asserted thereunder) to any Person other than its present or former directors, officers, employees or agents, as permitted by sec.145 of the DGCL, or in the ordinary course of business.

     4.11 Absence of Certain Changes or Events. Except as otherwise set forth in the Parent Disclosure Schedule or as specifically contemplated by this Agreement, since June 30, 1999, none of the Parent Companies has done any of the following:

          (a) Discharged or satisfied any Lien or paid any obligation or liability, absolute or contingent, other than current liabilities incurred and paid in the ordinary course of business and consistent with past practices;

          (b) Paid or declared any dividends or distributions, purchased, redeemed, acquired or retired any indebtedness, stock or other securities from its stockholders or other securityholders, made any loans or advances or guaranteed any loans or advances to any Person (other than loans, advances or guaranties made in the ordinary course of business and consistent with past practices), or otherwise incurred or suffered to exist any liabilities (other than current liabilities incurred in the ordinary course of business and consistent with past practices);

          (c) Except for Permitted Encumbrances, suffered or permitted any Lien to arise or be granted or created against or upon any of its assets;

          (d) Canceled, waived or released any rights or claims against, or indebtedness owed by, third parties;

          (e) Amended its certificate or articles of incorporation, bylaws or other organizational documents;

          (f) Made or permitted any amendment, supplement, modification or termination of, or any acceleration under, any Parent Material Agreement;

          (g) Sold, leased, transferred, assigned or otherwise disposed of (i) any Oil and Gas Interests of Parent that, individually or in the aggregate, were assigned a value in the Reserve Data Value of $100,000 or more, or
     (ii) any other assets that, individually or in the aggregate, had a value at the time of such lease, transfer, assignment or disposition of $100,000 or more (and, in each case where a sale, lease, transfer, assignment or other disposition was made, it was made for fair consideration in the ordinary course of business); provided, however, that this Section 4.11(g) shall not apply to the sale of Hydrocarbons in the ordinary course of business;

          (h) Made any investment in or contribution, payment, advance or loan to any Person (other than investments, contributions, payments or advances, or commitments with respect thereto, less than $100,000 in the aggregate, made in the ordinary course of business and consistent with past practices);

          (i) Paid, loaned or advanced (other than the payment, advance or reimbursement of expenses in the ordinary course of business) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transaction with, any of its Affiliates other than the Parent Companies;

          (j) Made any material change in any of the accounting principles followed by it or the method of applying such principles;

          (k) Entered into any material transaction (other than this Agreement) except in the ordinary course of business and consistent with past practices;

          (l) Increased benefits or benefit plan costs or changed bonus, insurance, pension, compensation or other benefit plan or arrangement or granted any bonus or increase in wages, salary or other compensation or made any other change in employment terms to any officer, director or employee of any of the Parent Companies (except in the ordinary course of business);

          (m) Issued any note, bond or other debt security or created, incurred, assumed or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $100,000 in the aggregate (other than pursuant to the Parent Bank Credit Agreement);

          (n) Delayed or postponed the payment of accounts payable or other liabilities (except in the ordinary course of business);

          (o) Canceled, compromised, waived or released any right or claim (or series of related rights and claims) involving more than $100,000 (except in the ordinary course of business);

          (p) Issued, sold, or otherwise disposed of any of its capital stock or other equity interest or granted any option, warrant, or other right to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock or other equity interest;
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

          (q) Made any loan to, or entered into any other transaction with, any of its directors, officers or employees (except in the ordinary course of business);

          (r) Made or pledged to make any charitable or other capital contribution outside the ordinary course of business;

          (s) Made or committed to make capital expenditures in excess of $4,000,000 in the aggregate;

          (t) Made any change in any material Tax election or the manner Taxes are reported;

          (u) Entered into any swap, hedging or similar arrangement which remains open;

          (v) Accelerated the vesting period of any outstanding option or warrant;

          (w) Otherwise been involved in any other material occurrence, event, incident, action, failure to act, or transaction involving any of the Parent Companies (except in the ordinary course of business);

          (x) Agreed, whether in writing or otherwise, to do any of the foregoing; or

          (y) Suffered any Material Adverse Effect (other than changes or trends, including changes or trends in commodity prices, generally prevalent in or affecting the oil and gas industry).

     4.12 Compliance with Laws, Material Agreements and Permits. None of the Parent Companies is in violation of, or in default in any material respect under, and no event has occurred that (with notice or the lapse of time or both) would constitute a violation of or default under: (a) its certificate or articles of incorporation, bylaws or other organizational documents, (b) any applicable law, rule, regulation, ordinance, order, writ, decree or judgment of any Governmental Authority, or (c) any Parent Material Agreement, except (in the case of clause (b) or (c) above) for any violation or default that would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of the Parent Companies has obtained and holds all permits, licenses, variances, exemptions, orders, franchises, approvals and authorizations of all Governmental Authorities necessary for the lawful conduct of its business and the lawful ownership, use and operation of its assets ("Parent Permits"), except for Parent Permits which the failure to obtain or hold would not, individually or in the aggregate, have a Material Adverse Effect on Parent. None of the Parent Permits will be adversely affected by the consummation of the transactions contemplated under this Agreement or requires any filing or consent in connection therewith. Each of the Parent Companies is in compliance with the terms of its Parent Permits, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Parent. No investigation or review by any Governmental Authority with respect to any of the Parent Companies is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not, individually or in the aggregate, have a Material Adverse Effect on Parent. To the knowledge of Parent, no other party to any Parent Material Agreement is in material breach of the terms, provisions or conditions of such Parent Material Agreement.

     4.13 Governmental Regulation. No Parent Company is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, the Investment Company Act of 1940 or any state public utilities laws.

     4.14  Litigation. Except as set forth in the Parent Disclosure Schedule:
(a) no litigation, arbitration, investigation or other proceeding of any Governmental Authority is pending or, to the knowledge of Parent, threatened against any of the Parent Companies or their respective assets which, if adversely determined, could reasonably be expected to have a Material Adverse Effect on Parent; and (b) no Parent Company is subject to any outstanding injunction, judgment, order, decree or ruling (other than routine oil and gas field regulatory orders). There is no litigation, proceeding or investigation pending or, to the knowledge of Parent, threatened against or affecting any of the Parent Companies that questions the validity or enforceability of this Agreement or any other document, instrument or agreement to be executed and delivered by Parent in connection with the transactions contemplated hereby.

     4.15 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business or activity (or conducted any operations) of any kind, entered into any agreement or arrangement with any person or entity, or incurred, directly or indirectly, any liabilities or obligations, except in connection with its incorporation, the negotiation of this Agreement, the Merger and the transactions contemplated hereby.

     4.16 No Restrictions. Except as set forth in the Parent Disclosure Schedule, none of the Parent Companies is a party to: (a) any agreement, indenture or other instrument that contains restrictions with respect to the payment of dividends or other distributions with respect to its capital, other than the Parent Bank Credit Agreement and antidilution adjustments under the Parent Warrants; (b) any financial arrangement with respect to or creating any indebtedness to any Person (other than indebtedness (i) reflected in the Parent Financial Statements, (ii) under the Parent Bank Credit Agreement, or (iii) incurred in the ordinary course of business since June 30, 1999) unless such indebtedness would not and will not, individually or in the aggregate, result in a Material Adverse Effect on the Parent Companies; (c) any agreement, contract or commitment relating to the making of any advance to, or investment in, any Person (other than restrictions under the Parent Bank Credit Agreement and advances in the ordinary course of business); (d) any guaranty or other contingent liability with respect to any indebtedness or obligation of any Person (other than (i) guaranties pursuant to the Parent Bank Credit Agreement,
(ii) guaranties undertaken in the ordinary course of business, and (iii) the endorsement of negotiable instruments for collection in the ordinary course of business); or (e) any agreement, contract or commitment limiting in any respect its ability to compete with any Person or otherwise conduct business of any line or nature.

     4.17 Audits and Settlements. Except as set forth in the Parent Disclosure Schedule, none of the Parent Companies is a party or subject to any (a) unresolved or incomplete Tax audit or settlement or (b) other audit conducted by any other Person (other than Arthur Andersen LLP, independent accountants of Parent) pursuant to a contractual or legal right.

     4.18  Taxes.

     (a) Each of the Parent Companies and any affiliated, combined or unitary group of which any such entity is or was a member has: (i) timely filed all Tax Returns required to be filed by it with respect to any Taxes; (ii) timely paid all Taxes that are due and payable (except for Taxes that are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established) for which any of the Parent Companies may be liable; (iii) complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes; and (iv) timely withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over.

     (b) Except as set forth in the Parent Disclosure Schedule: (i) no audits or other administrative or court proceedings are presently pending with regard to any federal, state or local income or franchise Taxes for which any of the Parent Companies would be liable; and (ii) there are no pending requests for rulings from any taxing authority, no outstanding subpoenas or requests for information by any taxing authority with respect to any Taxes, no proposed reassessments by any taxing authority of any property owned or leased, and no agreements in effect to extend the time to file any Tax Return or the period of limitations for the assessment or collection of any Taxes for which any of the Parent Companies would be liable.

     (c) Except as set forth in the Parent Disclosure Schedule: (i) there are no Liens on any of the assets of the Parent Companies for unpaid Taxes, other than Liens for Taxes not yet due and payable; (ii) no Parent Company has any liability under Treasury Regulation sec.1.1502-6 or any analogous state, local or foreign law by reason of having been a member of any consolidated, combined or unitary group, other than the affiliated group of which Parent is the common parent corporation; (iii) no Parent Company has ever been included in an affiliated group of corporations within the meaning of Section 1504 of the Code other than the current affiliated group of which Parent is the common parent corporation; and (iv) no Parent Company is or has been a party to any Tax sharing agreement between related corporations.

     (d) The amount of liability for unpaid Taxes of the Parent Companies does not, in the aggregate, materially exceed the amount of the liability accruals for Taxes reflected on the Parent Financial Statements.

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     (e) Parent has made available to Prize complete copies of all Tax Returns filed by the Parent Companies with respect to any Taxes and all Tax audit reports, work papers, statements of deficiencies, and closing or other agreements with respect thereto with respect to Tax years 1997 and 1998.

     (f) Except as set forth in the Parent Disclosure Schedule: (i) no Parent Company is required to treat any of its assets as owned by another person for federal income tax purposes or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (ii) no Parent Company has entered into any compensatory agreement which would result in a nondeductible expense pursuant to Section 280G of the Code; (iii) no election has been made under Section 338 of the Code and no events have occurred which would result in a deemed election under Section 338 of the Code with respect to any Parent Company; (iv) no election has been made under Section 341(f) of the Code with respect to any Parent Company; (v) no Parent Company has participated in any international boycott as defined in Code Section 999; (vi) there are no outstanding balances of deferred gain or loss accounts with respect to any Parent Company under Treas. Reg. sec.sec. 1.1502-13 or 1.1502-13T; (vii) no Parent Company has made or will make any election under Treas. Reg.
sec. 1.502-20(g)(1) with respect to the reattribution of net operating losses;
(viii) no Parent Company is subject to any arrangement treated as a partnership for federal income tax purposes; and (ix) no Parent Company has or has ever conducted branch operations in any foreign country within the meaning of Treas. Reg. sec. 1.367(a)-6T.

     (g) The books and records of Parent contain accurate and complete information with respect to: (i) all material Tax elections in effect with respect to the Parent Companies; (ii) the current Tax basis of the assets of the Parent Companies; (iii) any excess loss accounts of any Parent Company; (iv) the current and accumulated earnings and profits of Parent; (v) the net operating losses and net capital losses of the Parent Companies, the years that such net operating and net capital losses expire, and any restrictions to which such net operating and net capital losses are subject under any provision of the Code or consolidated return regulations; (vi) Tax credit carryovers of the Parent Companies; and (vii) any overall foreign losses to the Parent Companies under
Section 904(f) of the Code.

     (h) No shareholder of Parent that is a foreign corporation or a nonresident alien individual has owned as much as five percent of the outstanding stock of Parent at any time during the five year period ending on the date hereof.

     4.19  Employee Benefit Plans.

     (a) The Parent Disclosure Schedule sets forth a complete and accurate list of each of the following which is or has been sponsored, maintained or contributed to by Parent or any trade or business, whether or not incorporated (a "Parent ERISA Affiliate"), that together with Parent would be considered affiliated with Parent or any Parent ERISA Affiliate under Section 414(b), (c),
(m) or (o) of the Code or Section 4001(b)(1) of ERISA for the benefit of any person who, as of the Closing, is a current or former employee or subcontractor of Parent: (i) each "employee benefit plan," as such term is defined in Section 3(3) of ERISA (each, a "Parent Plan"); and (ii) each personnel policy, stock option plan, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy, program or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, retiree benefit plan or arrangement, fringe benefit program or practice (whether or not taxable), employee loan, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in
Section 4.19(a)(i) (each, a "Parent Benefit Program or Agreement") (such Parent Plans and Parent Benefit Programs or Agreements are sometimes collectively referred to in this Agreement as the "Parent Employee Benefit Plans").

     (b) True, correct and complete copies of each of the Parent Plans and related trusts, if applicable, including all amendments thereto, have been furnished or made available to Prize. There has also been furnished or made available to Prize, with respect to each Parent Plan required to file such report and description, the report on Form 5500 for the past three years, to the extent applicable, and the most recent summary plan description. True, correct and complete copies or descriptions of all Parent Benefit Programs or Agreements have also been furnished or made available to Prize.
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     (c) Except as otherwise set forth on the Parent Disclosure Schedule: (i)
neither Parent nor any Parent ERISA Affiliate contributes to or has an obligation to contribute to, nor has at any time contributed to or had an obligation to contribute to, a multiemployer plan within the meaning of Section 3(37) of ERISA or any other plan subject to Title IV of ERISA; (ii) each of Parent and the Parent ERISA Affiliates has performed all obligations, whether arising by operation of law or by contract, including ERISA and the Code, required to be performed by it in connection with the Parent Employee Benefit Plans, and, to the knowledge of Parent, there have been no defaults or violations by any other party to the Parent Employee Benefit Plans; (iii) all reports, returns, notices, disclosures and other documents relating to the Parent Plans required to be filed with or furnished to governmental entities, plan participants or plan beneficiaries have been timely filed or furnished in accordance with applicable law, and each Parent Employee Benefit Plan has been administered in compliance with its governing written documents; (iv) each of the Parent Plans intended to be qualified under Section 401 of the Code satisfies the requirements of such Section and has received a favorable determination letter from the IRS regarding such qualified status and has not been amended, operated or administered in a way which would adversely affect such qualified status; (v) there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, contemplated or threatened against, or with respect to, any of the Parent Employee Benefit Plans or their assets; (vi) each trust maintained in connection with each Parent Plan, which is qualified under Section 401 of the Code, is tax exempt under
Section 501 of the Code; (vii) all contributions required to be made to the Parent Employee Benefit Plans have been made timely; (viii) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code has been incurred, and there has been no termination or partial termination of any Parent Plan within the meaning of
Section 411(d)(3) of the Code; (ix) no act, omission or transaction has occurred which could result in imposition on Parent or any Parent ERISA Affiliate of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a civil penalty assessed pursuant to subsections (c), (i) or (1) of Section 502 of ERISA or (C) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code; (x) to the knowledge of Parent, there is no matter pending with respect to any of the Parent Plans before the IRS, the Department of Labor or the PBGC; (xi) each of the Parent Employee Benefit Plans complies, in form and operation, with the applicable provisions of the Code and ERISA; (xii) each Parent Employee Benefit Plan may be unilaterally amended or terminated in its entirety without any liability or other obligation; (xiii) Parent and the Parent ERISA Affiliates have no liabilities or other obligations, whether actual or contingent, under any Parent Employee Benefit Plan for post-employment benefits of any nature (other than COBRA continuation coverage and severance benefits under Parent's Severance Benefit Plan referred to in Section 5.16); and (xiv) neither Parent nor any of the Parent ERISA Affiliates or any present or former director, officer, employee or other agent of Parent or any of the Parent ERISA Affiliates has made any written or oral representations or promises to any present or former director, officer, employee or other agent concerning his or her terms, conditions or benefits of employment, including the tenure of any such employment or the conditions under which such employment may be terminated by Parent, any of the Parent ERISA Affiliates or Prize which will be binding upon or enforceable against Parent or Prize after the Effective Time.

     (d) Except as otherwise set forth on the Parent Disclosure Schedule, no employee is currently on a leave of absence due to sickness or disability and no claim is pending or expected to be made by an employee, former employee or independent contractor for workers' compensation benefits.

     (e) Except as set forth in the Parent Disclosure Schedule: (i) with respect to the Parent Employee Benefit Plans, there exists no condition or set of circumstances in connection with any of the Parent Companies that could be expected to result in liability reasonably likely to have a Material Adverse Effect on Parent under ERISA, the Code or any other applicable law; and (ii) with respect to the Parent Employee Benefit Plans, individually and in the aggregate, there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of the Parent Companies, which obligations are reasonably likely to have a Material Adverse Effect on Parent.

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

     (f) Except as set forth in the Parent Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment becoming due to any employee or group of employees of any of the Parent Companies.

     4.20 Employment Contracts and Benefits. Except as set forth in the Parent Disclosure Schedule or otherwise provided for in any Parent Employee Benefit
Plan: (a) none of the Parent Companies is subject to or obligated under any consulting, employment, severance, termination or similar arrangement, any employee benefit, incentive or deferred compensation plan with respect to any Person, or any bonus, profit sharing, pension, stock option, stock purchase or similar plan or other arrangement or other fringe benefit plan entered into or maintained for the benefit of employees of any of the Parent Companies or any other Person; and (b) no employee of any of the Parent Companies or any other Person owns, or has any right granted by any of the Parent Companies to acquire, any interest in any of the assets or business of any of the Parent Companies.

     4.21  Labor Matters.

     (a) No employees of any of the Parent Companies are represented by any labor organization. No labor organization or group of employees of any of the Parent Companies has made a demand for recognition or certification as a union or other labor organization, and there are no representation or certification proceedings or petitions seeking a representation or certification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities involving any of the Parent Companies pending with any labor organization or group of employees of any of the Parent Companies.

     (b) Each of the Parent Companies is in material compliance with all laws, rules, regulations and orders relating to the employment of labor, including all such laws, rules, regulations and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers' compensation and the collection and payment of income Tax withholding, Social Security Taxes, Medicare Taxes and similar Taxes, except where the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

     4.22  Accounts Receivable. Except as set forth in the Parent Disclosure
Schedule: (a) all of the accounts, notes and loans receivable that have been recorded on the books of the Parent Companies are bona fide and represent accounts, notes and loans receivable validly due for goods sold or services rendered and are reasonably expected to be collected in full within 90 days after the applicable invoice or note maturity date (other than such accounts, notes and loans receivable that, individually or in the aggregate, do not have a book value as of the date hereof in excess of $200,000); (b) except for Permitted Encumbrances, all of such accounts, notes and loans receivable are free and clear of any and all Liens and other adverse claims and charges, and none of such accounts, notes or loans receivable is subject to any offset or claim of offset; and (c) none of the obligors on such accounts, notes or loans receivable has given notice to any of the Parent Companies that it will or may refuse to pay the full amount or any portion thereof.

     4.23 Insurance. Each of the Parent Companies maintains, and through the Closing Date will maintain, insurance with reputable insurers (or pursuant to prudent self-insurance programs) in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to those of the Parent Companies and owning properties in the same general area in which the Parent Companies conduct their businesses. Each of the Parent Companies may terminate each of its insurance policies or binders at or after the Closing and will incur no penalties or other material costs in doing so. None of such insurance coverage was obtained through the use of false or misleading information or the failure to provide the insurer with all information requested in order to evaluate the liabilities and risks insured. There is no material default with respect to any provision contained in any such policy or binder, and none of the Parent Companies has failed to give any notice or present any claim under any such policy or binder in due and timely fashion. There are no billed but unpaid premiums past due under any such policy or binder. Except as set forth in the Parent Disclosure Schedule: (a) there are no outstanding claims under any such policies or binders and, to the knowledge of Parent, there has not
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occurred any event that might reasonably form the basis of any claim against or relating to any of the Parent Companies that is not covered by any of such policies or binders; (b) no notice of cancellation or non-renewal of any such policies or binders has been received; and (c) there are no performance bonds outstanding with respect to any of the Parent Companies.

     4.24 Intangible Property. There are no material trademarks, trade names, patents, service marks, brand names, computer programs, databases, industrial designs, copyrights or other intangible property that are necessary for the operation, or continued operation, of the business of any of the Parent Companies, or for the ownership and operation, or continued ownership and operation, of any of their assets, for which the Parent Companies do not hold valid and continuing authority in connection with the use thereof.

     4.25 Title to Assets. The Parent Companies (individually or collectively) have Defensible Title to all Oil and Gas Interests of Parent included or reflected in Parent's Ownership Interests and all of their other assets. Each Oil and Gas Interest included or reflected in the Parent's Ownership Interests entitles the Parent Companies (individually or collectively) to receive not less than the undivided interest set forth in (or derived from) Parent's Ownership Interests of all Hydrocarbons produced, saved and sold from or attributable to such Oil and Gas Interest, and the portion of the costs and expenses of operation and development of such Oil and Gas Interest that is borne or to be borne by Parent Companies (individually or collectively) is not greater than the undivided interest set forth in (or derived from) Parent's Ownership Interests.

     4.26  Oil and Gas Operations. Except as set forth in the Parent Disclosure
Schedule:

          (a) All wells included in the Oil and Gas Interests of Parent have been drilled and (if completed) completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases and applicable laws, rules and regulations, except where any failure or violation could not reasonably be expected to have a Material Adverse Effect on Parent; and

          (b) Proceeds from the sale of Hydrocarbons produced from Parent's Oil and Gas Interests are being received by the Parent Companies in a timely manner and are not being held in suspense for any reason (except in the ordinary course of business).

     4.27 Financial and Commodity Hedging. The Parent Disclosure Schedule accurately summarizes the currently outstanding Hydrocarbon and financial hedging positions of the Parent Companies (including fixed price controls, collars, swaps, caps, hedges and puts).

     4.28  Environmental Matters. Except as set forth in the Parent Disclosure
Schedule:

          (a) Each of the Parent Companies has conducted its business and operated its assets, and is conducting its business and operating its assets, in material compliance with all Environmental Laws;

          (b) None of the Parent Companies has been notified by any Governmental Authority or other third party that any of the operations or assets of any of the Parent Companies is the subject of any investigation or inquiry by any Governmental Authority or other third party evaluating whether any material remedial action is needed to respond to a release or threatened release of any Hazardous Material or to the improper storage or disposal (including storage or disposal at offsite locations) of any Hazardous Material;

          (c) None of the Parent Companies and, to Parent's knowledge, no other Person has filed any notice under any federal, state or local law indicating that (i) any of the Parent Companies is responsible for the improper release into the environment, or the improper storage or disposal, of any Hazardous Material; or (ii) any Hazardous Material is improperly stored or disposed of upon any property of any of the Parent Companies or any property formerly owned, leased or operated by any of the Parent Companies;

          (d) None of the Parent Companies has any material contingent liability in connection with (i) the release or threatened release into the environment at, beneath or on any property now or

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     previously owned, leased or operated by any of the Parent Companies, or
     (ii) the storage or disposal of any Hazardous Material;

          (e) None of the Parent Companies has received any claim, complaint, notice, inquiry or request for information involving any matter which remains unresolved as of the date hereof with respect to any alleged violation of any Environmental Law or regarding potential liability under any Environmental Law relating to or in connection with operations or conditions of any facilities or property (including off-site storage or disposal of any Hazardous Material from such facilities or property) currently or formerly owned, leased or operated by any of the Parent Companies;

          (f) No property now or previously owned, leased or operated by any of the Parent Companies is listed on the National Priorities List pursuant to CERCLA or on the CERCLIS or on any other federal or state list as sites requiring investigation or cleanup;

          (g) All underground storage tanks and solid waste storage, treatment and/or disposal facilities owned or operated by any of the Parent Companies are used and operated in material compliance with Environmental Laws;

          (h) None of the Parent Companies is transporting, has transported, is arranging or has arranged for the transportation of any Hazardous Material to any location which is listed on the National Priorities List pursuant to CERCLA, on the CERCLIS, or on any similar federal or state list or which is the subject of federal, state or local enforcement actions or other investigations that may lead to material claims against any of the Parent Companies for removal or remedial work, contribution for removal or remedial work, damage to natural resources or personal injury, including claims under CERCLA;

          (i) The Parent Companies have obtained all material permits, licenses, approvals and other authorizations that are required with respect to the operation of the Parent Companies' properties and assets under the Environmental Laws and are in material compliance with all terms and conditions of such required permits, licenses, approvals and authorizations;

          (j) There are no polychlorinated biphenyls or asbestos located in, at, on or under any facility or real property owned, leased or operated by any of the Parent Companies that require removal, decontamination or abatement pursuant to Environmental Laws;

          (k) There are no past or present events, conditions, circumstances, activities, practices, incidents or actions that could reasonably be expected to interfere with or prevent material compliance by any of the Parent Companies with any Environmental Law, or that could reasonably be expected to give rise to any material liability under the Environmental Laws;

          (l) No Lien has been recorded against any property, facility or assets currently owned by any of the Parent Companies under any Environmental Law; and

          (m) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not affect the validity or require the transfer of any permits, licenses or approvals held by any of the Parent Companies under any Environmental Law, and will not require any notification, disclosure, registration, reporting, filing, investigation or remediation under any Environmental law.

     4.29 Books and Records. All books, records and files of the Parent Companies (including those pertaining to Parent's Oil and Gas Interests, wells and other assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, and corporate, accounting, financial and employee records): (a) have been prepared, assembled and maintained in accordance with usual and customary policies and procedures; and (b) fairly and accurately reflect the ownership, use, enjoyment and operation by the Parent Companies of their respective assets. Each of the Parent Companies maintains a system of internal accounting controls sufficient to provide reasonable assurance that:
(x) transactions are accurately and promptly recorded; (y) transactions are executed in accordance with management's specific or general

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authorization; and (z) access to its books, records and assets is permitted only in accordance with management's general or specific authorization.

     4.30 Brokers. Except for Dain Rauscher Wessels, which has been retained by the Special Committee and whose fees will be paid by Parent, no broker, finder, investment banker or other Person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder's or other fee or compensation based on any arrangement or agreement made by or on behalf of Parent and for which Parent or any of the Parent Companies will have any obligation or liability.

     4.31 Year 2000 Compliance. None of the Parent Companies will suffer a Material Adverse Effect attributable to a lack of Year 2000 Compliance in any system, process or equipment owned or utilized by any of the Parent Companies, or any other aspect of their businesses or operations, or any system, process or equipment of any of their material customers, suppliers or vendors.

     4.32 Powers of Attorney; Authorized Signatories. The Parent Disclosure Schedule lists: (a) the names and addresses of all Persons holding powers of attorney on behalf of any of the Parent Companies; and (b) the names of all banks and other financial institutions in which any of the Parent Companies currently have one or more bank accounts or safe deposit boxes, along with the account numbers and the names of all persons authorized to draw on such accounts or to have access to such safe deposit boxes.

     4.33 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent capital stock or other voting securities necessary to approve this Agreement, the Merger and the transactions contemplated hereby.

     4.34 Gas Imbalances. Except as set forth on the Parent Disclosure Schedule, none of the Parent Companies has received any deficiency payment under any gas contract for which any Person has a right to take deficiency gas from any Parent Company, nor have any of the Parent Companies received any payment for production which is subject to refund or recoupment out of future production.

     4.35 Royalties. To the knowledge of Parent, as to wells not operated by a Parent Company, and without qualification as to knowledge, as to all wells operated by a Parent Company, all royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to Parent's Oil and Gas Interests, have been or will be, prior to the Effective Time, properly and correctly paid or provided for in all material respects, except for those for which a Parent Company has a valid right to suspend.

     4.36 Prepayments. Except as set forth in the Parent Disclosure Schedule, no prepayment for Hydrocarbon sales has been received by any of the Parent Companies for Hydrocarbons which have not been delivered.

     4.37 Disclosure and Investigation. No representation or warranty of Parent or Merger Sub set forth in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.

                                   ARTICLE 5

                                   COVENANTS

     5.1 Conduct of Business by Parent Pending Closing. Parent covenants and agrees with Prize that, from the date of this Agreement until the Effective Time, each of the Parent Companies will conduct its business only in the ordinary and usual course consistent with past practices. Notwithstanding the preceding sentence, Parent covenants and agrees with Prize that, except as specifically contemplated in this Agreement, from the date of this Agreement until the Effective Time, without the prior written consent of Prize:

          (a) None of the Parent Companies will (i) amend its certificate or articles of incorporation, bylaws or other organizational documents; (ii) split, combine or reclassify any of its outstanding
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     capital stock; (iii) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or securities) with respect to its capital stock; (iv) issue, sell or agree to issue or sell any securities or other equity interests, including its capital stock, any rights, options or warrants to acquire its capital stock, or securities convertible into or exchangeable or exercisable for its capital stock (other than shares of Parent Common Stock issued pursuant to the exercise of any Parent Warrant outstanding on the date of this Agreement); (v) purchase, cancel, retire, redeem or otherwise acquire any of its outstanding capital stock or other securities or other equity interests;
     (vi) merge or consolidate with, or transfer all or substantially all of its assets to, any other Person; (vii) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (viii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

          (b) None of the Parent Companies will (i) acquire any corporation, partnership or other business entity or any interest therein (other than interests in joint ventures, joint operation or ownership arrangements or tax partnerships acquired in the ordinary course of business); (ii) sell, lease or sublease, transfer or otherwise dispose of or mortgage, pledge or otherwise encumber any Oil and Gas Interests of Parent that were assigned a value in the Reserve Data Value in excess of $100,000, individually, or any other assets that have a value at the time of such sale, lease, sublease, transfer or disposition in excess of $100,000, individually (except that this clause shall not apply to the sale of Hydrocarbons in the ordinary course of business or to encumbrances under the Parent Bank Credit Agreement); (iii) farm-out any Oil and Gas Interest of Parent or interest therein; (iv) sell, transfer or otherwise dispose of or mortgage, pledge or otherwise encumber any securities of any other Person (including any capital stock or other securities or equity interest in any Parent Subsidiary); (v) make any material loans, advances or capital contributions to, or investments in, any Person (other than loans or advances in the ordinary course of business); (vi) enter into any Parent Material Agreement or any other agreement not terminable by any of the Parent Companies upon notice of 30 days or less and without penalty or other obligation; or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

          (c) None of the Parent Companies will (i) permit to be outstanding at any time under the Parent Bank Credit Agreement indebtedness for borrowed money in excess of $55,000,000; (ii) incur any indebtedness for borrowed money other than under the Parent Bank Credit Agreement; (iii) incur any other obligation or liability (other than liabilities incurred in the ordinary course of business); (iv) assume, endorse (other than endorsements of negotiable instruments in the ordinary course of business), guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the liabilities or obligations of any other Person; or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

          (d) The Parent Companies will operate, maintain and otherwise deal with the Oil and Gas Interests of Parent in accordance with good and prudent oil and gas field practices and in accordance with all applicable oil and gas leases and other contracts and agreements and all applicable laws, rules and regulations.

          (e) None of the Parent Companies shall resign, transfer or otherwise voluntarily relinquish any right it has as of the date of this Agreement, as operator of any Oil and Gas Interest of Parent.

          (f) None of the Parent Companies will (i) enter into, or otherwise become liable or obligated under or pursuant to (1) any employee benefit, pension or other plan (whether or not subject to ERISA), (2) any other stock option, stock purchase, incentive or deferred compensation plan or arrangement or other fringe benefit plan, or (3) any consulting, employment, severance, termination or similar agreement with any Person, or amend or extend any such plan, arrangement or agreement; (ii) except for payments made pursuant to any Parent Employee Benefit Plan or any other plan, agreement or arrangement described in the Parent Disclosure Schedule, grant, or otherwise become liable for or obligated to pay, any severance or termination payment, bonus or increase in compensation or benefits (other than payments, bonuses or increases that are mandated by the terms of agreements existing as of the date hereof or that are paid in the ordinary course of business,

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     consistent with past practices, and not individually or in the aggregate material in amount) to, or forgive any indebtedness of, any employee or consultant of any of the Parent Companies; or (iii) enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

          (g) None of the Parent Companies will create, incur, assume or permit to exist any Lien on any of its assets, except for Permitted Encumbrances.

          (h) The Parent Companies will (i) keep and maintain accurate books, records and accounts; (ii) maintain in full force and effect the policies or binders of insurance described in Section 4.23; (iii) pay all Taxes, assessments and other governmental charges imposed upon any of their assets or with respect to their franchises, business, income or assets before any penalty or interest accrues thereon; (iv) pay all claims (including claims for labor, services, materials and supplies) that have become due and payable and which by law have or may become a Lien upon any of their assets prior to the time when any penalty or fine shall be incurred with respect thereto or any such Lien shall be imposed thereon; and (v) comply in all material respects with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority, obtain or take all Governmental Actions necessary in the operation of their businesses, and comply with and enforce the provisions of all Parent Material Agreements, including paying when due all rentals, royalties, expenses and other liabilities relating to their businesses or assets; provided, however, Parent will not be in violation of this Section 5.1(h) if any of the Parent Companies incurs obligations for penalties and interest in connection with gross production tax reporting in the ordinary course of business; and provided further, that the Parent Companies may contest the imposition of any such Taxes, assessments and other governmental charges, any such claim, or the requirements of any applicable law, rule, regulation or order or any Parent Material Agreement if done so in good faith by appropriate proceedings and if adequate reserves are established in accordance with GAAP.

          (i) The Parent Companies will at all times preserve and keep in full force and effect their corporate existence and rights and franchises material to their performance under this Agreement, except where the failure to do so would not have a Material Adverse Effect on Parent.

          (j) None of the Parent Companies will engage in any practice, take any action or permit by inaction any of the representations and warranties contained in Article 4 to become untrue, except: (i) the Parent Companies may make or commit to make capital expenditures as described in the Parent Disclosure Schedule, not to exceed $5,000,000 in the aggregate; and (ii) the Parent Companies may enter into fully covered commodity swap, hedging and similar arrangements.

     5.2 Conduct of Business by Prize Pending Closing. Prize covenants and agrees with Parent and Merger Sub that, from the date of this Agreement until the Effective Time, each of the Prize Companies will conduct its business only in the ordinary and usual course consistent with past practices. Notwithstanding the preceding sentence, Prize covenants and agrees with Parent and Merger Sub that, except as specifically contemplated in this Agreement, from the date of this Agreement until the Effective Time, without the prior written consent of
Parent:

          (a) None of the Prize Companies will: (i) amend its certificate of incorporation or bylaws; (ii) split, combine or reclassify any of its outstanding capital stock; (iii) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or securities) with respect to its capital stock (other than dividends payable in kind on the Prize Preferred Stock, with the final dividend payment being made immediately before the Closing); (iv) issue, sell or agree to issue or sell any securities or other equity interests, including its capital stock, any rights, options or warrants to acquire its capital stock, or securities convertible into or exchangeable or exercisable for its capital stock (other than shares of Prize Common Stock issued pursuant to the exercise of any Prize Stock Option or the conversion of any shares of Prize Preferred Stock and shares of Prize Preferred Stock issued as dividends on the Prize Preferred Stock); (v) purchase, cancel, retire, redeem or otherwise acquire any of its outstanding capital stock or other securities or other equity interests; (vi) merge or consolidate with, or transfer all or substantially all of its assets to, any other Person; (vii) liquidate,

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

     wind-up or dissolve (or suffer any liquidation or dissolution); or (viii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

          (b) None of the Prize Companies will (i) acquire any corporation, partnership or other business entity or any interest therein (other than interests in joint ventures, joint operation or ownership arrangements or tax partnerships acquired in the ordinary course of business) having an acquisition price in excess of $500,000; (ii) sell, lease or sublease, transfer or otherwise dispose of or mortgage, pledge or otherwise encumber any Oil and Gas Interests of Prize that have a value in excess of $500,000, individually, or any other assets that have a value at the time of such sale, lease, sublease, transfer or disposition in excess of $500,000, individually (except that this clause shall not apply to (A) the sale of Hydrocarbons in the ordinary course of business, (B) transfers under the Exploration Agreement entered into or to be entered into with Costilla Energy, Inc. ("Costilla"), or (C) encumbrances under the Prize Bank Credit Agreement); (iii) farm-out any Oil and Gas Interest of Prize having a value in excess of $500,000 or interest therein (other than pursuant to the Exploration Agreement with Costilla); (iv) sell, transfer or otherwise dispose of or mortgage, pledge or otherwise encumber any securities of any other Person (including any capital stock or other securities or equity interest in any Prize Subsidiary, but excluding the Costilla common stock held by the Prize Companies); (v) make any material loans, advances or capital contributions to, or investments in, any Person (other than loans or advances in the ordinary course of business) in an aggregate amount in excess of $500,000; (vi) enter into any Prize Material Agreement; or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

          (c) None of the Prize Companies will (i) permit to be outstanding at any time under the Prize Bank Credit Agreement indebtedness for borrowed money in excess of $150,000,000; (ii) incur any indebtedness for borrowed money other than under the Prize Bank Credit Agreement; (iii) incur any other obligation or liability (other than liabilities incurred in the ordinary course of business); (iv) assume, endorse (other than endorsements of negotiable instruments in the ordinary course of business), guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the liabilities or obligations of any other Person in an amount in excess of $500,000; or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

          (d) The Prize Companies will operate, maintain and otherwise deal with the Oil and Gas Interests of Prize in accordance with good and prudent oil and gas field practices and in accordance with all applicable oil and gas leases and other contracts and agreements and all applicable laws, rules and regulations.

          (e) None of the Prize Companies shall voluntarily resign, transfer or otherwise relinquish any right it has as of the date of this Agreement, as operator of any Oil and Gas Interest of Prize, except as required by law, regulation or contract.

          (f) None of the Prize Companies will (i) enter into, or otherwise become liable or obligated under or pursuant to: (1) any employee benefit, pension or other plan (whether or not subject to ERISA), (2) any other stock option, stock purchase, incentive or deferred compensation plan or arrangement or other fringe benefit plan, or (3) any consulting, employment, severance, termination or similar agreement with any Person, or amend or extend any such plan, arrangement or agreement; (ii) except for payments made pursuant to any Prize Employee Benefit Plan or any other plan, agreement or arrangement described in the Prize Disclosure Schedule, grant, or otherwise become liable for or obligated to pay, any severance or termination payment, bonus or increase in compensation or benefits (other than payments, bonuses or increases that are mandated by the terms of agreements existing as of the date hereof or that are paid in the ordinary course of business, consistent with past practices, and not individually or in the aggregate material in amount) to, or forgive any indebtedness of, any employee or consultant; or (iii) enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

          (g) None of the Prize Companies will create, incur, assume or permit to exist any Lien on any of its assets, except for Permitted Encumbrances.

          (h) The Prize Companies will (i) keep and maintain accurate books, records and accounts; (ii) maintain in full force and effect the policies or binders of insurance described in Section 3.21; (iii) pay all Taxes, assessments and other governmental charges imposed upon any of their assets or with respect to their franchises, business, income or assets before any penalty or interest accrues thereon; (iv) pay all claims (including claims for labor, services, materials and supplies) that have become due and payable and which by law have or may become a Lien upon any of their assets prior to the time when any penalty or fine shall be incurred with respect thereto or any such Lien shall be imposed thereon; and (v) comply in all material respects with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority, obtain or take all Governmental Actions necessary in the operation of their businesses, and comply with and enforce the provisions of all Prize Material Agreements, including paying when due all rentals, royalties, expenses and other liabilities relating to their businesses or assets; provided, however, Prize will not be in violation of this Section 5.2(h) if any of the Prize Companies incurs obligations for penalties and interest in connection with gross production tax reporting in the ordinary course of business; and provided further, that the Prize Companies may contest the imposition of any such Taxes, assessments and other governmental charges, any such claim, or the requirements of any applicable law, rule, regulation or order or any Prize Material Agreement if done so in good faith by appropriate proceedings and if adequate reserves are established in accordance with GAAP.

          (i) The Prize Companies will at all times preserve and keep in full force and effect their corporate existence and rights and franchises material to their performance under this Agreement, except where the failure to do so would not have a Material Adverse Effect on Prize.

          (j) None of the Prize Companies will engage in any practice, take any action or permit by inaction any of the representations and warranties contained in Article 3 to become untrue, except: (i) the Prize Companies may make or commit to make capital expenditures as described in the Prize Disclosure Schedule, not to exceed $20,000,000 in the aggregate; and (ii) the Prize Companies may enter into fully covered commodity swap, hedging and similar arrangements.

     5.3  Access to Assets, Personnel and Information.

     (a) From the date hereof until the Effective Time, Parent shall: (i) afford to Prize and the Prize Representatives, at Prize's sole risk and expense, reasonable access to any of the assets, books and records, contracts, employees, representatives, agents and facilities of the Parent Companies; and (ii) upon request, furnish promptly to Prize (at Prize's expense) a copy of any file, book, record, contract, permit, correspondence, or other written information, document or data concerning any of the Parent Companies (or any of their respective assets) that is within the possession or control of any of the Parent Companies.

     (b) From the date hereof until the Effective Time, Prize shall: (i) afford to Parent and the Parent Representatives, at Parent's sole risk and expense, reasonable access to any of the assets, books and records, contracts, employees, representatives, agents and facilities of the Prize Companies; and (ii) upon request, furnish promptly to Parent (at Parent's expense) a copy of any file, book, record, contract, permit, correspondence, or other written information, document or data concerning any of the Prize Companies (or any of their respective assets) that is within the possession or control of any of the Prize Companies.

     (c) Prize and the Prize Representatives shall, at Prize's sole risk and expense, have the right to make an environmental and physical assessment of the assets of the Parent Companies and, in connection therewith, shall have the right to enter and inspect such assets and all buildings and improvements thereon, conduct soil and water tests and borings and generally conduct such tests, examinations, investigations and studies as Prize deems necessary, desirable or appropriate for the preparation of engineering or other reports relating to such assets, their condition and the presence of Hazardous Materials and compliance with Environmental Laws. Parent shall be provided not less than 24 hours prior notice of such activities, and Parent Representatives shall have the right to witness all such tests and

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

investigations. Prize shall (and shall cause the Prize Representatives to) keep any data or information acquired by any such examinations and the results of any analyses of such data and information strictly confidential and will not (and will cause the Prize Representatives not to) disclose any of such data, information or results to any Person unless otherwise required by law or regulation and then only after written notice to Parent of the determination of the need for disclosure. Prize shall indemnify, defend and hold the Parent Companies and the Parent Representatives harmless from and against any and all claims to the extent arising out of or as a result of the activities of Prize and the Prize Representatives on the assets of the Parent Companies in connection with conducting such environmental and physical assessment, except to the extent of and limited by the negligence or willful misconduct of any of the Parent Companies or any Parent Representative.

     (d) Parent and the Parent Representatives shall, at Parent's sole risk and expense, have the right to make an environmental and physical assessment of the assets of the Prize Companies and, in connection therewith, shall have the right to enter and inspect such assets and all buildings and improvements thereon, conduct soil and water tests and borings and generally conduct such tests, examinations, investigations and studies as Parent deems necessary, desirable or appropriate for the preparation of engineering or other reports relating to such assets, their condition and the presence of Hazardous Materials and compliance with Environmental Laws. Prize shall be provided not less than 24 hours prior notice of such activities, and Prize Representatives shall have the right to witness all such tests and investigations. Parent shall (and shall cause the Parent Representatives to) keep any data or information acquired by any such examinations and the results of any analyses of such data and information strictly confidential and will not (and will cause the Parent Representatives not to) disclose any of such data, information or results to any Person unless otherwise required by law or regulation and then only after written notice to Prize of the determination of the need for disclosure. Parent shall indemnify, defend and hold the Prize Companies and the Prize Representatives harmless from and against any and all claims to the extent arising out of or as a result of the activities of Parent and the Parent Representatives on the assets of the Prize Companies in connection with conducting such environmental and physical assessment, except to the extent of and limited by the negligence or willful misconduct of any of the Prize Companies or any Prize Representative.

     (e) From the date hereof until the Effective Time, Parent will fully and accurately disclose, and will cause each Parent Subsidiary to fully and accurately disclose, to Prize and the Prize Representatives all information that is (i) reasonably requested by Prize or any of the Prize Representatives, (ii) known to any of the Parent Companies, and (iii) relevant in any manner or degree to the value, ownership, use, operation, development or transferability of the assets of any of the Parent Companies.

     (f) From the date hereof until the Effective Time, Prize will fully and accurately disclose, and will cause each Prize Subsidiary to fully and accurately disclose, to Parent and the Parent Representatives all information that is (i) reasonably requested by Parent or any of the Parent Representatives,
(ii) known to any of the Prize Companies, and (iii) relevant in any manner or degree to the value, ownership, use, operation, development or transferability of the assets of any of the Prize Companies.

     (g) From the date hereof until the Effective Time, each of Parent and Prize shall: (i) furnish to the other, promptly upon receipt or filing (as the case may be), a copy of each communication between such Party and the SEC after the date hereof relating to the Merger or the Registration Statement and each report, schedule, registration statement or other document filed by such Party with the SEC after the date hereof relating to the Merger or the Registration Statement; and (ii) promptly advise the other of the substance of any oral communications between such Party and the SEC relating to the Merger or the Registration Statement.

     (h) Prize will (and will cause the Prize Subsidiaries and the Prize Representatives to) fully cooperate in all reasonable respects with Parent and the Parent Representatives in connection with Parent's examinations, evaluations and investigations described in this Section 5.3. Parent will (and will cause the Parent Subsidiaries and the Parent Representatives to) fully cooperate in all reasonable respects with Prize

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

and the Prize Representatives in connection with Prize's examinations, evaluations and investigations described in this Section 5.3.

     (i) Prize will not (and will cause the Prize Subsidiaries and the Prize Representatives not to), and Parent will not (and will cause the Parent Subsidiaries and the Parent Representatives not to), use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

     (j) Notwithstanding anything in this Section 5.3 to the contrary: (i) Prize shall not be obligated under the terms of this Section 5.3 to disclose to Parent or the Parent Representatives, or grant Parent or the Parent Representatives access to, information that is within the possession or control of any of the Prize Companies but subject to a valid and binding confidentiality agreement with a third party without first obtaining the consent of such third party, and Prize, to the extent reasonably requested by Parent, will use its reasonable efforts to obtain any such consent; and (ii) Parent shall not be obligated under the terms of this Section 5.3 to disclose to Prize or the Prize Representatives, or grant Prize or the Prize Representatives access to, information that is within the possession or control of any of the Parent Companies but subject to a valid and binding confidentiality agreement with a third party without first obtaining the consent of such third party, and Parent, to the extent reasonably requested by Prize, will use its reasonable efforts to obtain any such consent.

     5.4  No Solicitation.

     (a) Immediately following the execution of this Agreement, Parent will (and will direct and instruct each of the Parent Representatives to) terminate any and all existing activities, discussions and negotiations with third parties (other than Prize) with respect to any possible transaction involving the acquisition of Parent Common Stock or any material portion of the assets, business or equity interests of any of the Parent Companies or the merger or other business combination of any of the Parent Companies with or into any such third party.

     (b) Parent will not (and will direct and instruct the Parent Representatives not to) solicit, initiate or knowingly encourage the submission of, any offer or proposal to acquire all or any part of the Parent Common Stock or all or any material portion of the assets or business of any of the Parent Companies (other than the transactions contemplated by this Agreement), whether by merger, purchase of assets, tender offer, exchange offer or otherwise (an "Alternative Proposal"); provided, however, that: (i) if Parent or any Parent Representative shall receive an Alternative Proposal, then Parent and the Parent Representatives may enter into discussions or negotiations with respect to such Alternative Proposal with the Person presenting such Alternative Proposal and provide information to such Person if the board of directors of Parent determines in good faith, after considering the advice of its legal counsel, that such action is required in order for the board of directors of Parent to act in a manner consistent with its fiduciary duties under applicable law, and
(ii) to the extent applicable, taking and disclosing to its stockholders a position as contemplated by Rule 14e-2 promulgated under the Exchange Act or from making any other disclosure to its stockholders with regard to an Alternative Proposal, if the board of directors of Parent determines in good faith, after considering the advice of its legal counsel, that such other disclosure is required in order for the board of directors of Parent to act in a manner consistent with its fiduciary duties under applicable law.

     (c) If Parent or any Parent Representative receives an Alternative Proposal and the board of directors of Parent determines in good faith, after considering the advice of its legal counsel and financial advisor, that the Alternative Proposal is a Superior Proposal, then the board of directors of Parent may approve and recommend such Superior Proposal and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement and the Merger. As used herein, a "Superior Proposal" means an Alternative Proposal which the board of directors of Parent determines in good faith to be more favorable to Parent's stockholders from a financial point of view than the Merger.

     (d) Nothing in this Section 5.4 shall permit Parent to terminate this Agreement except as specifically provided in Section 7.1.

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

     5.5 Prize Stockholders Meeting. Prize shall take all action necessary in accordance with applicable law and its certificate of incorporation and bylaws to convene a meeting of its stockholders as promptly as practicable after the date hereof for the purpose of voting on the Prize Proposal. The board of directors of Prize shall recommend approval of the Prize Proposal and shall take all lawful action to solicit such approval, including timely mailing the Proxy Statement/Prospectus to the stockholders of Prize. Notwithstanding the above, however, the following shall be conditions to the mailing of the Proxy Statement/Prospectus to the stockholders of Prize:

          (a) Prize shall have received an opinion (acceptable in form and substance to Prize) from Conner & Winters, A Professional Corporation (or such other firm as is reasonably acceptable to Prize), to the effect that
     (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of Parent, Prize and Merger Sub will be a party to such reorganization within the meaning of Section 368(b) of the Code, (iii) no gain or loss will be recognized by Parent, Prize or Merger Sub as a result of the Merger, and (iv) no gain or loss will be recognized by a stockholder of Prize as a result of the Merger with respect to the shares of Prize Common Stock converted into shares of Parent Common Stock or shares of Prize Preferred Stock converted into shares of Parent Preferred Stock in the Merger, and such opinion shall not have been withdrawn, revoked or modified. Such opinion may be based upon representations of the Parties and stockholders of the Parties.

          (b) Prize shall have received a letter from each of Arthur Andersen LLP and Ernst & Young LLP, independent public accountants, respectively, to Parent and Prize, addressed to Parent and Prize, dated as of the date the Proxy Statement/Prospectus is first mailed to Prize's stockholders, in form and substance reasonably satisfactory to Prize, in connection with such accountants' review of certain financial and accounting matters contained in the Proxy Statement/Prospectus and the Registration Statement.

     5.6 Parent Stockholders Meeting. Parent shall take all action necessary in accordance with applicable law and its certificate of incorporation and bylaws to convene a meeting of its stockholders as promptly as practicable after the date hereof for the purpose of voting on the Prize Proposal and any other matters required to be approved by the stockholders of Parent in connection with consummation of the Merger. Subject to its fiduciary duties and Section 5.4, the board of directors of Parent shall recommend approval of the Prize Proposal and other matters and shall take all lawful action to solicit such approval, including timely mailing the Proxy Statement/Prospectus to the stockholders of Parent. Notwithstanding the above, however, the following shall be conditions to the mailing of the Proxy Statement/Prospectus to the stockholders of Parent:

          (a) Parent shall have received an opinion from Dain Rauscher Wessels or another firm of investment bankers or financial advisors selected by the Special Committee (which opinion shall be reasonably acceptable in form and substance to the Special Committee) to the effect that the Merger is fair to Parent and its stockholders from a financial point of view, and such opinion shall not have been withdrawn, revoked or modified.

          (b) Parent shall have received a letter from each of Arthur Andersen LLP and Ernst & Young LLP, independent public accountants, respectively, to Parent and Prize, addressed to Parent and Prize, dated as of the date the Proxy Statement/Prospectus is first mailed to Parent's stockholders, in form and substance reasonably satisfactory to Parent, in connection with such accountants' review of certain financial and accounting matters contained in the Proxy Statement/Prospectus and the Registration Statement.

     5.7  Registration Statement and Proxy Statement/Prospectus.

     (a) Parent and Prize shall cooperate and promptly prepare the Registration Statement to enable Parent to file the Registration Statement with the SEC, as preliminary proxy material, as soon as practicable after the date hereof and in any event not later than 45 days after the date hereof. Parent shall use all reasonable efforts, and Prize shall cooperate with Parent (including furnishing all information

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concerning Prize and the holders of Prize Common Stock and Prize Preferred Stock as may be reasonably requested by Parent), to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Parent shall use all reasonable efforts, and Prize shall cooperate with Parent, to obtain any necessary state securities laws or "blue sky" permits, approvals and registrations in connection with the issuance of Parent Common Stock and Parent Preferred Stock pursuant to the Merger.

     (b) Parent will cause the Registration Statement (including the Proxy Statement/Prospectus), at the time it becomes effective under the Securities Act, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder.

     (c) Prize hereby covenants and agrees with Parent that: (i) the Registration Statement (at the time it becomes effective under the Securities Act and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall apply only to information contained in the Registration Statement that was supplied by Prize for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of Prize and Parent, at the time of the Prize Meeting and the Parent Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall apply only to information contained in the Proxy Statement/Prospectus that was supplied by Prize for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Prize, or with respect to other information supplied by Prize for inclusion in the Registration Statement, occurs and such event is required to be described in an amendment to the Registration Statement, Prize shall promptly notify Parent of such occurrence and shall cooperate with Parent in the preparation and filing of such amendment. If, at any time prior to the Effective Time, any event with respect to Prize, or with respect to other information included in the Proxy Statement/Prospectus, occurs and such event is required to be described in a supplement to the Proxy Statement/Prospectus, Prize shall promptly notify Parent of such occurrence and shall cooperate with Parent in the preparation, filing and dissemination of such supplement.

     (d) Parent hereby covenants and agrees with Prize that: (i) the Registration Statement (at the time it becomes effective under the Securities Act and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall not apply to information contained in the Registration Statement that was supplied by Prize for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of Prize and Parent, at the time of the Prize Meeting and the Parent Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall not apply to information contained in the Proxy Statement/Prospectus that was supplied by Prize for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Registration Statement, occurs and such event is required to be described in an amendment to the Registration Statement, such event shall be so described and such amendment shall be promptly prepared and filed. If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information supplied by Parent for inclusion in the Proxy Statement/Prospectus, occurs and such event is required to be described in a supplement to the Proxy Statement/Prospectus, Parent shall promptly notify Prize of such occurrence and shall cooperate with Prize in the preparation, filing and dissemination of such supplement.

     (e) Neither the Registration Statement nor the Proxy Statement/Prospectus nor any amendment or supplement thereto will be filed or disseminated to the stockholders of Prize or Parent without the approval of both Parent and Prize. Parent shall advise Prize, promptly after it receives notice thereof, of
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the time when the Registration Statement has become effective under the
Securities Act, the issuance of any stop order with respect to the Registration Statement, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any comments or requests for additional information received from the SEC, whether orally or in writing, with respect to the Registration Statement.

     5.8 Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger, upon conversion of the Parent Preferred Stock to be issued in the Merger and upon exercise of the Prize Options to be approved for listing on the AMEX, subject to official notice of issuance, prior to the Closing Date.

     5.9 Additional Arrangements. Subject to the terms and conditions herein provided, each of Prize and Parent shall take, or cause to be taken, all action and shall do, or cause to be done, all things necessary, appropriate or desirable under any applicable laws and regulations or under applicable governing agreements to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals and effecting all necessary registrations and filings. Each of Prize and Parent shall take, or cause to be taken, all action or shall do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable. In addition, if any Governmental Authority shall have issued any order, decree, ruling or injunction, or taken any other action that would have the effect of restraining, enjoining or otherwise prohibiting or preventing the consummation of the transactions contemplated hereby, each of Prize and Parent shall use its reasonable efforts to have such order, decree, ruling or injunction or other action declared ineffective as soon as practicable.

     5.10 Agreements of Affiliates. At least 10 days prior to the Effective Time, Prize shall cause to be prepared and delivered to Parent a list identifying all Persons who, at the time of the Prize Meeting, may be deemed to be "affiliates" of Prize as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act. Prize shall use all reasonable efforts to cause each Person who is identified as an Affiliate of Prize in such list to execute and deliver to Parent, on or prior to the Closing Date, a written agreement, in the form attached hereto as Exhibit 5.10. Parent shall be entitled to place legends as specified in such agreements on the Parent Certificates representing the Parent Common Stock or Parent Preferred Stock to be issued to such Persons in the Merger.

     5.11 Public Announcements. Prior to the Closing, Prize and Parent will consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement and shall not issue any press release or make any such public statement prior to obtaining the approval of the other Party; provided, however, that such approval shall not be required where such release or announcement is required by applicable law or exchange rule or regulation; and provided further, that either Prize or Parent may respond to inquiries by the press or others regarding the transactions contemplated by this Agreement, so long as such responses are consistent with such Party's previously issued press releases.

     5.12 Notification of Certain Matters. Prize shall give prompt notice to Parent of any of the following: (a) any representation or warranty contained in
Article 3 being untrue or inaccurate when made; (b) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 3 to be untrue or inaccurate on the Closing Date; and (c) any failure of Prize to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Parent shall give prompt notice to Prize of any of the following: (x) any representation or warranty contained in Article 4 being untrue or inaccurate when made; (y) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 4 to be untrue or inaccurate on the Closing Date; and (z) any failure of Parent to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

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     5.13  Payment of Expenses. Each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not the Merger shall be consummated, except that: (a) the fee for filing the Registration Statement with the SEC and the costs and expenses associated with printing the Proxy Statement/ Prospectus and complying with any applicable state securities or "blue sky" laws shall be borne by Parent; and (b) the costs and expenses associated with mailing the Proxy Statement/Prospectus to the stockholders of
(i) Prize, and soliciting the votes of the stockholders of Prize, shall be borne by Prize, and (ii) Parent, and soliciting the votes of the stockholders of Parent, shall be borne by Parent.

     5.14 Registration Rights. At the Closing, Parent shall, and shall use reasonable efforts to cause each of the parties to that certain Restated Registration Rights Agreement for Vista Holders dated as of October 28, 1998, by and among Parent and the security holders named therein to, execute and deliver the Registration Rights Agreement. Prize shall use reasonable efforts to cause each of the holders of Prize Common Stock and of Prize Preferred Stock to execute and deliver the Registration Rights Agreement.

     5.15  Indemnification and Insurance.

     (a) Parent and Prize agree that all rights to indemnification now existing in favor of any officers, directors, employees, controlling stockholders or agents of any of the Parent Companies or any of the Prize Companies, as provided in their respective charters or bylaws (or similar organizational documents), and any existing indemnification agreements or arrangements of any of the Parent Companies or any of the Prize Companies, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time (or such longer period as may be provided in any existing indemnification agreement between any of the Parent Companies or any of the Prize Companies, and any current or former officer or director thereof); provided, that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

     (b) From and after the Effective Time, Parent shall, for a period of six years after the Effective Time, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director, employee, controlling stockholder or agent of any of the Parent Companies or any of the Prize Companies (collectively, the "Indemnified Parties") against all losses, expenses (including attorneys' fees), claims, damages, liabilities and amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of, or otherwise in connection with, any threatened or actual claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on or arising in whole or in part out of the fact that the Indemnified Party (or the person controlled by the Indemnified Party) is or was a director, officer, employee, controlling stockholder or agent (including a trustee or fiduciary of any Parent Employee Benefit Plan) and pertaining to any matter existing or arising out of actions or omissions occurring at or prior to the Effective Time (including any Claim arising out of this Agreement or any of the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent permitted under Delaware law, and shall pay any expenses, as incurred, in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware law. In determining whether an Indemnified Party is entitled to indemnification under this Section 5.15, if requested by such Indemnified Party, such determination shall be made by special, independent counsel selected by Parent and approved by the Indemnified Party (which approval shall not be unreasonably withheld), and who has not otherwise performed services for Parent or any of its Affiliates within the last three years (other than in connection with such matters). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party or Parties (whether arising before or after the Effective Time): (i) such Indemnified Party or Parties may retain Parent's regularly engaged independent legal counsel or counsel satisfactory to them and reasonably satisfactory to Parent, and Parent shall pay all reasonable fees and expenses of such counsel for the Indemnified Party or Parties as promptly as statements therefor are received; and (ii) Parent will use all reasonable best efforts to assist in the vigorous defense of any such matter, provided that Parent shall not be liable for any settlement effected without its
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prior written consent, which consent shall not unreasonably be withheld. In the event of any Claim, any Indemnified Party wishing to claim indemnification will promptly notify Parent thereof (provided, that failure to so notify Parent will not affect the obligations of Parent except to the extent that Parent shall have been prejudiced as a result of such failure) and shall deliver to Parent the undertaking contemplated by Section 145(e) of the DGCL, but without any requirement for the posting of a bond. Without limiting the foregoing, in the event any such Claim is brought against any of the Indemnified Parties, such Indemnified Party or Parties may retain only one law firm (plus one local counsel, if necessary) to represent them with respect to each such matter unless the use of counsel chosen to represent the Indemnified Parties would present such counsel with a conflict of interest, or the representation of all of the Indemnified Parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case such additional counsel as may be required (as shall be reasonably determined by the Indemnified Parties and Parent) may be retained by the Indemnified Parties at the cost and expense of Parent and Parent shall pay all reasonable fees and expenses of such counsel for such Indemnified Parties. Parent shall use such counsel for such Indemnified Parties. Parent shall use all reasonable best efforts to assist in the vigorous defense of any such Claim; provided, that Parent shall not be liable for any settlement effected without its written consent, which consent, however, shall not be unreasonably withheld. Notwithstanding the foregoing, nothing contained in this Section 5.15 shall be deemed to grant any right to any Indemnified Party which is not permitted to be granted to an officer, director, employee, controlling stockholder or agent of Parent under Delaware law, assuming for such purposes that Parent's certificate of incorporation and bylaws provide for the maximum indemnification permitted by law.

     (c) From and after the Effective Time, Parent shall cause to be maintained in effect for not less than six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by Parent; provided, that (i) Parent may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous; (ii) such substitution shall not result in gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and
(iii) Parent shall not be required to pay an annual premium in excess of 200% of the last annual premium paid by Parent prior to the date hereof and if Parent is unable to obtain the insurance required by this Section 15(c) it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     (d) Following the Merger, if Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person or Persons, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and any of their successors and assigns, assume the obligations of the Parties and Parent set forth in this Section 5.15.

     (e) This Section 5.15 shall survive the consummation of the Merger at the Effective Time, is intended to benefit Parent and the Indemnified Parties (each of whom may enforce the provisions of this Section 5.15) and shall be binding on the successors and assigns of Parent.

     5.16 Severance Plan. After the Closing, Parent shall take such action as may be necessary to promptly pay the severance payments due under Parent's Severance Plan, a copy of which is attached as Exhibit 5.16. The provisions of this Section 5.16 are intended to be for the benefit of, and shall be enforceable by, the Parties and each person entitled to receive a severance payment pursuant to the terms of Parent's Benefit Severance Plan.

     5.17 Amendment of Parent Certificate of Incorporation. Effective immediately prior to the Closing, Parent shall amend its certificate of incorporation to effect a one-for-seven reverse stock split of all issued and outstanding shares of Parent Common Stock, an increase in the number of authorized shares of Parent Common Stock to an aggregate of 40,000,000 shares and otherwise as Parent and Prize may agree.

     5.18 Authorization of Parent Preferred Stock. Prior to the Closing, Parent shall take all such actions as may be required to authorize for issuance the Parent Preferred Stock, including approval by the
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

board of directors of Parent of the Parent Preferred Stock Designation in substantially the form of Exhibit 5.18 and the filing thereof in accordance with the DGCL.

     5.19 Joint Participation Agreement. At the Closing, Prize shall assign to Parent all of the rights, and Parent shall assume all of the obligations, of Prize under the Joint Participation Agreement.

     5.20 Voting and Shareholders Agreement. At the Closing, the Prize Voting and Shareholders Agreement shall be terminated and Parent shall execute an agreement having substantially the same terms and conditions as the Prize Voting and Shareholders Agreement in effect immediately prior to the Effective Time with the holders of shares of the Prize Common Stock and the Prize Preferred Stock which are being converted into shares of Parent Common Stock and Parent Preferred Stock, respectively, in the Merger, except revised to reflect that the IPO (as defined in the Prize Voting and Shareholders Agreement) has already occurred.

     5.21 Bylaws. At the Closing, Parent shall adopt a new set of bylaws which are substantially the same as the bylaws of Prize as in effect immediately prior to the Effective Time.

     5.22 Pioneer Voting Agreement. The Parties acknowledge that Prize and Pioneer are entering into an Agreement to Vote under which Pioneer is agreeing to vote all of its shares of Prize Preferred Stock in favor of approval of the Merger. Prize agrees that, at the request of Parent, Prize shall make reasonable efforts to enforce its rights against Pioneer in the event of a breach of such Agreement to Vote by Pioneer.

                                   ARTICLE 6

                                   CONDITIONS

     6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions, any or all of which may be waived in whole or in part by both Parent and Prize:

          (a) Stockholder Approval. The Prize Proposal shall have been duly and validly approved and adopted by a vote of a majority of the shares of Prize Common Stock and Prize Preferred Stock voting as separate classes and otherwise as required by the DGCL and the certificate of incorporation and bylaws of Prize. The Prize Proposal shall have been duly and validly approved and adopted by the stockholders of Parent, all as required by the DGCL and the certificate of incorporation and bylaws of Parent.

          (b) Other Approvals. All consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from any Governmental Authority or other Person in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Prize, Parent and Merger Sub shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, permits and authorizations would not be reasonably likely to result in a Material Adverse Effect on Parent or Prize or to materially adversely affect the consummation of the Merger.

          (c) Securities Law Matters. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall be effective at the Effective Time, and no stop order suspending such effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend such effectiveness shall have been initiated and be continuing, and all necessary approvals under state securities laws relating to the issuance or trading of the shares of Parent Common Stock to be issued in the Merger shall have been received.

          (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that, prior to invoking this condition, each Party shall have complied fully with its obligations under

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

     Section 5.9 and, in addition, shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated, except as otherwise contemplated by this Agreement.

          (e) Accountants' Letter. Parent and Prize shall have received a letter from Arthur Andersen LLP and Ernst & Young LLP, immediately prior to the Effective Date, in form and substance reasonably satisfactory to each of Parent and Prize, dated as of the Effective Date, which letter shall address matters as are customary for transactions similar to those contemplated in this Agreement.

          (f) AMEX Listing. The shares of Parent Common Stock to be issued in the Merger, upon conversion of the Parent Preferred Stock to be issued in the Merger, and upon exercise of the Prize Options shall have been authorized for listing on the AMEX, subject to official notice of issuance.

     6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent and Merger Sub:

          (a) Representations and Warranties. The representations and warranties of Prize set forth in Article 3 shall be true and correct in all material respects (provided that any representation or warranty contained therein that is qualified by a materiality standard or a Material Adverse Effect qualification shall not be further qualified hereby) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date) as of the Closing Date as though made on and as of that time, and Parent shall have received a certificate signed by a Responsible Officer of Prize to such effect.

          (b) Performance of Covenants and Agreements by Prize. Prize shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed by a Responsible Officer of Prize to such effect.

          (c) Letters from Prize Affiliates. Parent shall have received from each Person named in the list referred to in Section 5.10 an executed copy of the agreement described in Section 5.10.

          (d) No Material Adverse Change. From the date of this Agreement through the Closing, there shall not have occurred any change in the condition (financial or otherwise), operations or business of any of the Prize Companies that would have or would be reasonably likely to have a Material Adverse Effect on Prize (other than changes, including changes in commodity prices, generally affecting the oil and gas industry).

          (e) Fairness Opinion. The fairness opinion described in Section 5.6(a) shall have been delivered and shall not have been withdrawn, revoked or modified.

          (f) Legal Opinion. Parent and Merger Sub shall have received an opinion of Conner & Winters, A Professional Corporation, dated the Closing Date, in form and substance reasonably acceptable to Parent, covering the subjects set forth in Sections 3.1, 3.3, 3.4, 3.5 and 3.7.

     6.3 Conditions to Obligation of Prize. The obligation of Prize to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Prize:

          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article 4 shall be true and correct in all material respects (provided that any representation or warranty contained therein that is qualified by a materiality standard or a Material Adverse Effect qualification shall not be further qualified hereby) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date) as of the Closing Date as though made on and as of that time, and Prize shall have received a certificate signed by a Responsible Officer of Parent to such effect.

          (b) Performance of Covenants and Agreements by Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be

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

     performed by them under this Agreement at or prior to the Closing Date, and Prize shall have received a certificate signed by a Responsible Officer of Parent to such effect.

          (c) Tax Opinion. The tax opinion described in Section 5.5(a) shall not have been withdrawn, revoked or modified.

          (d) No Material Adverse Change. From the date of this Agreement through the Closing, there shall not have occurred any change in the condition (financial or otherwise), operations or business of any of the Parent Companies that would have or would be reasonably likely to have a Material Adverse Effect on Parent (other than changes, including changes in commodity prices, generally affecting the oil and gas industry).

          (e) Resignations. Prize shall have received the written resignations, effective the Closing Date, of all officers and members of the boards of directors of each of the Parent Companies (except those designated by Prize).

          (f) Registration Rights Agreement. Parent, Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. and the three most senior executives of Parent shall have executed and delivered the Registration Rights Agreement.

          (g) Delivery of Transfer Instructions. Parent shall have delivered to its authorized transfer agent an irrevocable letter of instruction in a form reasonably satisfactory to Prize authorizing and directing the transfer to holders of shares of Prize Common Stock and/or of Prize Preferred Stock one or more Parent Certificates representing those shares of Parent Common Stock and/or of Parent Preferred Stock to be issued to such holders as Merger Consideration upon surrender of such holders' certificates representing such shares of Prize Common Stock and/or of Prize Preferred Stock.

          (h) Legal Opinion. Prize shall have received an opinion of Vinson & Elkins L.L.P., dated the Closing Date, in form and substance reasonably acceptable to Prize, covering the subjects set forth in Sections 4.1, 4.3, 4.4, 4.5 and 4.8.

          (i) Joint Participation Agreement. Parent shall have assumed the obligations of Prize under the Joint Participation Agreement as described in Section 5.19.

          (j) Voting and Shareholders Agreement. Parent shall have executed and delivered the Voting and Shareholders Agreement as described in Section 5.20.

          (k) Bylaws. Parent shall have adopted a new set of bylaws as described in Section 5.21.

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                                   ARTICLE 7

                                  TERMINATION

     7.1 Termination Rights. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Prize Proposal by the stockholders of Prize and/or Parent, respectively:

          (a) By mutual written consent of Parent and Prize;

          (b) By either Prize or Parent if (i) the Merger has not been consummated by February 1, 2000 (provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any Party whose breach of any representation or warranty or failure to perform any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); (ii) any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable (provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party until such Party has used all reasonable efforts to remove such injunction, order or decree); (iii) the Prize Proposal shall not have been approved by the required vote of the Prize stockholders at the Prize Meeting; or (iv) the Prize Proposal shall not have been approved by the required vote of the Parent stockholders at the Parent Meeting;

          (c) By Parent if (i) there has been a breach in any material respect of the representations and warranties made by Prize in Article 3 (provided, however, that any representation or warranty contained therein that is qualified by a materiality standard or a Material Adverse Effect qualification shall not be further qualified hereby, and provided, further, that Parent shall not be entitled to terminate this Agreement pursuant to this clause (i) unless Parent has given Prize notice of such breach and Prize has failed to cure such breach within 10 days following such notice, but in any event not later than February 1, 2000), and the condition described in Section 6.2(a), other than the provision thereof relating to the certificate signed by a Responsible Officer of Prize, would not be satisfied if the Closing were to occur on the day on which Parent gives Prize notice of such termination; or (ii) Prize has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement and such failure has not been, or cannot be, cured within 10 days after notice and demand for cure thereof, but in any event not later than February 1, 2000;

          (d) By Prize if (i) there has been a breach in any material respect of the representations and warranties made by Parent and Merger Sub in Article 4 (provided, however, that any representation or warranty contained therein that is qualified by a materiality standard or a Material Adverse Effect qualification shall not be further qualified hereby, and provided, further, that Prize shall not be entitled to terminate this Agreement pursuant to this clause (i) unless Prize has given Parent notice of such breach and Parent has failed to cure such breach within 10 days following such notice, but in any event not later than February 1, 2000), and the condition described in Section 6.3(a), other than the provision thereof relating to the certificate signed by a Responsible Officer of Parent, would not be satisfied if the Closing were to occur on the day on which Prize gives Parent notice of such termination; or (ii) Parent or Merger Sub has failed to comply in any material respect with any of its respective covenants or agreements contained in this Agreement, and, in either such case, such failure has not been, or cannot be, cured within 10 days after notice and demand for cure thereof, but in any event not later than February 1, 2000;

          (e) By Parent if Parent is prepared to enter into a binding definitive agreement to effect a Superior Proposal; or

          (f) By Prize if the board of directors of Parent shall have failed to recommend adoption of the Prize Proposal at the time the Proxy Statement/Prospectus is first mailed to stockholders of Parent or shall have amended or withdrawn any such recommendation and such recommendation is not reinstated in its prior form within five business days after such amendment or withdrawal.
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     7.2  Effect of Termination. If this Agreement is terminated by either Prize or Parent pursuant to the provisions of Section 7.1, this Agreement shall forthwith become void except for, and there shall be no further obligation on the part of any party hereto or its respective Affiliates, directors, officers or stockholders except pursuant to, the provisions of Sections 5.3 (but only to the extent of the confidentiality and indemnification provisions contained therein), 5.7(c), 5.7(d), 5.11, 5.13 and 7.3, Article 8 and the Confidentiality Agreement (which shall continue pursuant to their terms); provided, however, that a termination of this Agreement shall not relieve any Party hereto from any liability for damages incurred as a result of a breach by such Party of its representations, warranties, covenants, agreements or other obligations hereunder occurring prior to such termination.

     7.3 Fees and Expenses. If this Agreement is terminated pursuant to Section 7.1(e), Parent shall promptly, but in no event later than one business day after termination of this Agreement (a) pay to Prize, as a non-accountable reimbursement to Prize and its Affiliates for all reasonable out-of-pocket fees, costs and expenses incurred by any of them in connection with the transactions contemplated by this Agreement an amount equal to $400,000, and (b) pay to Prize an additional fee equal to $1,100,000, each such amount to be paid in same day funds.

                                   ARTICLE 8

                                 MISCELLANEOUS

     8.1 Nonsurvival of Representations and Warranties. None of the representations or warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger.

     8.2 Amendment. This Agreement may be amended by the Parties at any time before or after approval of the Prize Proposal by the stockholders of Parent and Prize; provided, however, that, after any such approval, no amendment shall be made that by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by a written instrument signed by an authorized representative of each of the Parties.

     8.3 Notices. Any notice or other communication required or permitted hereunder shall be in writing and either delivered personally (effective upon delivery), by facsimile transmission (effective on the next day after transmission), by recognized overnight delivery service (effective on the next day after delivery to the service), or by registered or certified mail, postage prepaid and return receipt requested (effective on the fifth business day after the date of mailing), at the following addresses or facsimile transmission numbers (or at such other address(es) or facsimile transmission number(s) for a Party as shall be specified by like notice):

          (a) If to Parent or Merger Sub: Vista Energy Resources, Inc., 550 West Texas Avenue, Suite 700, Midland, Texas 79701, Attention: C. Randall Hill, Chief Executive Officer (facsimile transmission number: (915) 688-0589), with a copy (which shall not constitute notice) to Vinson & Elkins L.L.P., 2001 Ross Avenue, Suite 3700, Dallas, Texas 75201-2975 Attention: A. Winston Oxley (facsimile transmission number: (214) 999-7891).

          (b) If to Prize: Prize Energy Corp, 20 E. 5th Street, Suite 1400, Tulsa, Oklahoma 74103, Attention: Philip B. Smith, Chairman (facsimile transmission number: 918-582-1547), with a copy (which shall not constitute notice) to Robert A. Curry, Conner & Winters, 15 East 5th Street, Suite 3700, Tulsa, Oklahoma 74103-4344 (facsimile transmission number:
     918-586-8548).

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

     8.5 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     8.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and the documents and instruments delivered by the Parties in connection with this Agreement) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) except as provided in Article 2 and Sections 5.3(c), 5.3(d),
5.15 and 5.16, is solely for the benefit of the Parties and their respective successors, legal representatives and assigns and does not confer on any other Person any rights or remedies hereunder.

     8.7 Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     8.8 No Remedy in Certain Circumstances. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take any action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate pursuant to Article 7. Except as otherwise contemplated by this Agreement, to the extent that a Party took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent Governmental Authority, such Party shall not incur any liability or obligation unless such Party breached its obligations under
Section 5.9 or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

     8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

     8.10 Waivers. At any time prior to the Effective Time, the Parties may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by an authorized representative of such Party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.

     8.11 Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect following the execution of this Agreement until terminated as described in Section 7.2, is hereby incorporated herein by reference and shall constitute a part of this Agreement for all purposes; provided, however, that any standstill provisions contained therein will, effective as of the Closing, be deemed to have been waived to the extent necessary for the Parties to consummate the Merger in accordance with the terms of this Agreement. Any and all information received by Parent and Prize pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Confidentiality Agreement.

     8.12 Section 2.03. The Parties acknowledge and represent that the board of directors of each Party has approved the terms of this Agreement and the consummation of the transactions contemplated herein and that such approval is sufficient to render the restrictions on business combinations set forth in
Section 2.03 of the DGCL inapplicable to the transactions contemplated herein.

     8.13 Incorporation. Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

                   [This space is intentionally left blank.]

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives, on the date first written above.

"Prize"                                         "Parent"

PRIZE ENERGY CORP.                              VISTA ENERGY RESOURCES, INC.

          By: /s/ PHILIP B. SMITH                         By: /s/ C. RANDALL HILL
--------------------------------------------    --------------------------------------------
              Philip B. Smith                                 C. Randall Hill
    Chairman and Chief Executive Officer            Chairman and Chief Executive Officer

                                                "Merger Sub"

                                                PEC ACQUISITION CORP.

                                                          By: /s/ C. RANDALL HILL
                                                --------------------------------------------
                                                              C. Randall Hill
                                                                 President

                                                                         ANNEX B

                       [Dain Rauscher Wessels Letterhead]

                                  October 8, 1999

PRIVILEGED AND CONFIDENTIAL

Special Committee of the Board of Directors and the Board of Directors of Vista Energy Resources, Inc.
c/o Vista Energy Resources, Inc.
550 West Texas Avenue
Suite 700
Midland, Texas 79701

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the existing holders of common stock, par value $0.01 per share ("Common Stock"), of Vista Energy Resources, Inc., a Delaware corporation (the "Company"), of the consideration to be issued by the Company as set forth in the latest draft of the Agreement and Plan of Merger, dated October 7, 1999 (the "Merger Agreement"), by and among the Company; PEC Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub"); and Prize Energy Corp., a Delaware corporation ("Prize"). Pursuant to the Merger Agreement, Merger Sub shall be merged with and into Prize (the "Merger"), with the separate corporate existence of Merger Sub ceasing to exist and Prize being the surviving corporation. As a result of the Merger, (i) the holders of shares of common stock, par value $0.01 per share, of Prize ("Prize Common Stock") will receive that number of shares of Common Stock equal to the Prize Stock Conversion Number (as defined in the Merger Agreement) for each share of Prize Common Stock, and (ii) the holders of shares of the Series A 6% Convertible Preferred Stock, par value $0.01 per share, of Prize ("Prize Preferred Stock") will receive that number of shares of a newly created class of preferred stock of the Company ("Company Preferred Stock") equal to the Prize Stock Conversion Number for each share of Prize Preferred Stock. The Company Preferred Stock will have substantially the same preferences, rights and terms as the Prize Preferred Stock. The terms and conditions of the Merger are set forth more fully in the Merger Agreement.

     In connection with our review of the Merger, and in arriving at our opinion described below, we have reviewed business and financial information relating to the Company and Prize. We have, among other things: (i) reviewed the Merger Agreement and related documents; (ii) reviewed the Annual Report on Form 10-K for the year ended December 31, 1998 and the Quarterly Reports on Form 10-Q and related unaudited financial information for certain interim periods, including the six months ended June 30, 1999, of the Company; (iii) reviewed the Proxy Statement filed on Schedule 14A dated May 3, 1999, of the Company; (iv) reviewed the audited statements of revenues and direct operating expenses of producing properties acquired by Prize from affiliates of Pioneer Natural Resources Company ("Pioneer") for the years ended December 31, 1996, 1997 and 1998, prepared by Prize and audited by Ernst & Young LLP, independent public accountants; (v) reviewed the unaudited statements of revenues and direct operating expenses of producing properties acquired by Prize from affiliates of Pioneer for the six months ended June 30, 1998 and 1999, prepared by Prize; (vi) reviewed the unaudited consolidated balance sheet of Prize at June 30, 1999, prepared by Prize; (vii) reviewed the Company's proved oil and gas reserves and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves as of January 1, 1999, estimated by Williamson Petroleum Consultants, Inc., independent petroleum engineers, and adjusted by Company management to July 1, 1999; (viii) reviewed Prize's proved oil and gas reserves and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves as of July 1, 1999, estimated by Prize management;
(ix) met with certain members of the Company's and Prize's senior management to discuss their respective operations, historical financial statements and future prospects and their views of the business, operational and strategic benefits, potential synergies and other implications of the business, operational and strategic benefits, potential synergies and other implications of the Merger; (x) reviewed certain operating and financial information of the Company and Prize, including projections and operating assumptions, provided to us by the Company's and Prize's management relating to their respective businesses and prospects; (xi) reviewed the projected consolidated financial statements for the Company, Prize and the pro forma combined company for the years ending December 31, 1999 and 2000, as prepared by the Company's and Prize's management; (xii) reviewed the projected consolidated balance sheet for the Company, Prize and the pro forma combined company at December 31, 1999, as prepared by the Company's and Prize's management; (xiii) reviewed historical market prices and trading volumes for the Company Common Stock; (xiv) reviewed publicly available financial data and stock market performance data of publicly held companies that we deemed generally comparable to the pro forma combined company; and (xv) reviewed the financial terms of certain business combinations of comparable exploration and production companies. In addition, we have considered such other information and have conducted such other analyses and investigations as we deemed appropriate under the circumstances.

     In connection with our review, we have not independently verified any of the foregoing information, and we have relied upon such information being complete and accurate in all material respects. We have assumed, with your consent, that the financial forecasts provided to us and discussed with us have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the senior managements of the Company and Prize as to the respective expected future performance of the Company and Prize, and of the combined companies subsequent to the proposed Merger. In addition, we have not conducted a physical inspection or made an independent evaluation or appraisal of the assets of the Company or Prize, nor have we been furnished with any such evaluation or appraisal. In rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the proposed Merger. Our opinion is based on circumstances as they exist and can be evaluated on, and the information made available to us at, the date hereof.

     Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We will receive a fee for our services in connection with rendering our opinion. In the ordinary course of our business, we may actively trade the securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company in connection with their consideration of the Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Dain Rauscher Wessels' prior written consent. We understand and agree that this letter will be reprinted in its entirety in the proxy statement sent to the holders of Common Stock in connection with the Merger ("Proxy Statement") and that we will have the opportunity to review and comment on all descriptions thereof in the Proxy Statement prior to the filing of the Proxy Statement, the registration statement and any supplements and amendments thereto, with the Securities and Exchange Commission and prior to its dissemination to holders of Common Stock.

     Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger, and does not constitute a recommendation to any holder of Common Stock as to how such holder should vote on the approval and adoption of the Merger Agreement or any matter related thereto. We are not expressing any opinion herein as to the prices at which the Common Stock will trade following the announcement or consummation of the Merger.

     Based upon our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof the consideration to be issued by the Company pursuant to the Merger is fair, from a financial point of view, to the existing holders of Common Stock.

                                            Very truly yours,

                                            /s/  Dain Rauscher Wessels

                                            DAIN RAUSCHER WESSELS
                                            a division of Dain Rauscher
                                            Incorporated

                                                                         ANNEX C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SEC. 262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the suit or proceeding if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized against expenses (including attorneys fees) actually and reasonably incurred in defense or settlement of any pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) the person shall not have been adjudged liable to the corporation. The indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him.

     Article Twelfth of Vista's Certificate of Incorporation provides as follows:

          A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL, as the same exists or as such provision may hereafter be amended, supplemented or replaced, or (4) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article Twelfth by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article Twelfth, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the DGCL. Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of not less than two-thirds in voting power of the shares of the Corporation then entitled to be voted in an election of directors, voting together for a single class, shall be required to amend or repeal or to adopt any provision inconsistent with this Article Twelfth.

     Article Eleventh of Vista's Certificate of Incorporation provides as follows:

          The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (1) is or was a director or officer of the Corporation or (2) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic Corporation, limited liability company, association, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, entity or organization, to the fullest extent permitted under the DGCL, as the same exists or may hereafter be amended. Such right shall be a contract right as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article Eleventh is in effect. Any repeal or amendment of this Article Eleventh shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article Eleventh. Such right shall include the right to be paid by the Corporation expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the DGCL, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and, if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification is not permitted under the DGCL, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors or any committee thereof, independent legal counsel or stockholders) to have made its determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its board of directors or any committee thereof, independent legal counsel or stockholders) that such indemnification is not permissible shall be a defense to the action or create a presumption that such indemnification is not permissible. In the event of the death of any person having a right of indemnification under the forgoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement or otherwise.

          The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law.

          As used herein, the term "proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding.

INDEMNIFICATION AGREEMENTS

     Vista has entered into indemnification agreements with each of its directors and officers. These agreements require Vista to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law and to advance expenses in connection with certain claims against directors and officers.

     Under the terms of the Indemnification Agreements, Vista has agreed to indemnify and hold harmless its directors and officers against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities arising out of the fact that he or she is or was a director or officer of Vista or any of its subsidiaries.

     The Indemnification Agreements also include provisions that specify the procedures and presumptions that are to be employed to determine whether an indemnitee is entitled to indemnification thereunder. In some cases, the nature of the procedures specified in the Indemnification Agreements varies depending on whether there has occurred a "Change of Control" (as defined in the Indemnification Agreements) of Vista.

     Vista maintains in effect director's and officer's liability insurance policies providing customary coverage for its directors and officers against losses resulting from wrongful acts committed by them in their capacities as directors and officers of Vista.

     The above discussion of Vista's Certificate of Incorporation and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is respectively qualified in its entirety by the Vista Certificate of Incorporation and such statute.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following exhibits are filed herewith unless otherwise indicated:

     EXHIBIT NUMBER                        DESCRIPTION OF DOCUMENT
     --------------                        -----------------------


            2.1          -- Agreement and Plan of Merger, dated as of October 8,
                            1999, among Vista Energy Resources, Inc., PEC Acquisition
                            Corp. and Prize Energy Corp. (included as Annex A to the
                            Proxy Statement/Prospectus).
           *3.1          -- Certificate of Incorporation of Vista Energy Resources,
                            Inc.
           *3.2          -- Bylaws of Vista Energy Resources, Inc.
           *4.1          -- Specimen Stock Certificate for the Common Stock, par
                            value $.01 per share, of Vista Energy Resources, Inc.
            4.2          -- Form of Registration Rights Agreement by and among Vista
                            Energy Resources, Inc., certain securityholders of Vista
                            Energy Resources, Inc. and stockholders of Prize Energy
                            Corp.
           *4.3          -- Registration Rights Agreement, dated as of October 28,
                            1998, by and among Vista Energy Resources, Inc. and
                            certain securityholders of Vista Resources I, Inc. and
                            Vista Resources Partners, L.P.
           *4.4          -- Registration Rights Agreement, dated as of October 28,
                            1998, by and among Vista Energy Resources, Inc. and
                            certain securityholders of Midland Resources, Inc.
           *4.5          -- Warrant Agreement dated as of October 28, 1998, among
                            Vista Energy Resources, Inc. and American Stock Transfer
                            and Trust Company.
            4.6          -- Warrant Agreement dated as of November 1, 1990, among
                            Midland Resources, Inc. and Stock Transfer Company of
                            America, Inc.
            5.1          -- Opinion of Vinson & Elkins L.L.P. regarding legality of securities being registered.
            8.1          -- Opinion of Conner & Winters, A Professional Corporation,
                            regarding tax matters.
          *10.1          -- Contract Operating Agreement, effective as of June 1,
                            1998, by and between Vista Resources, Inc. and Midland
                            Resources Operating Company, Inc.
          *10.2          -- Warley Settlement Agreement, dated May 22, 1998, between
                            Midland Resources, Inc. and Deas H. Warley III.
          *10.3          -- Release and Hold Harmless Agreement, dated May 22, 1998, between Marilyn D. Wade, Deas H. Warley III and Midland
                            Resources, Inc.
          *10.4          -- Advisory Services Agreement between Vista Energy
                            Resources, Inc., Natural Gas Partners II, L.P. and
                            Natural Gas Partners III, L.P.


         **10.5          -- Credit Agreement, dated December 18, 1998, by and between
                            Vista Resources Partners, L.P. and Midland Resources,
                            Inc., as borrowers, Vista Energy Resources, Inc., as
                            guarantor, BancBoston, N.A., as administrative agent, and
                            certain financial institutions.
          *10.6          -- Vista Energy Resources, Inc. 1998 Key Employee Stock
                            Option Plan.
          *10.7          -- Midland Option Exercise Agreement.
          *10.8          -- Indemnification Agreement, dated as of October 28, 1998, by and between Vista Energy Resources, Inc. and each of
                            its directors and executive officers.
          *10.9          -- Indemnification Agreement, dated as of October 28, 1998, by and between Vista Energy Resources, Inc. and each of
                            the directors and executive officers of Midland
                            Resources, Inc.
          *10.10         -- Termination Agreement, dated May 22, 1998, by and among
                            Vista Energy Resources, Inc., Midland Resources, Inc. and
                            Howard E. Ehler.
          *10.11         -- Termination Agreement, dated May 22, 1998, by and among
                            Vista Energy Resources, Inc., Midland Resources, Inc. and
                            Marilyn D. Wade.
          *10.12         -- Office Lease dated October 10, 1996, between Vista
                            Resources, Inc. and Fasken Center, Ltd.
          *10.13         -- Lease Amendment dated September 18, 1997, between Vista
                            Resources, Inc. and Fasken Center, Ltd.
        ***10.14         -- Vista Energy Resources, Inc. Severance Benefit Plan,
                            Effective October 8, 1999.
        ***10.15         -- Consulting and Termination Agreement, dated as of October
                            8, 1999, by and among Prize Energy Corp., Vista Energy
                            Resources, Inc. and C. Randall Hill.
        ***10.16         -- Consulting and Termination Agreement, dated as of October
                            8, 1999, by and among Prize Energy Corp., Vista Energy
                            Resources, Inc. and Steven D. Gray.
        ***10.17         -- Consulting and Termination Agreement, dated as of October
                            8, 1999, by and among Prize Energy Corp., Vista Energy
                            Resources, Inc. and R. Cory Richards.
           10.18         -- Form of Assignment and Assumption Agreement by and
                            between Vista Energy Resources, Inc. and Prize Energy
                            Corp. relating to the Joint Participation Agreement by
                            and between Prize Energy Corp. and Pioneer Natural
                            Resources USA, Inc.
          *10.19         -- Vista Energy Resources, Inc. 1998 Key Employee Stock
                            Option Plan.
           12.1          -- Ratio of Earnings to Fixed Charges.
         **21.1          -- Subsidiaries of Vista Energy Resources, Inc.
           23.1          -- Consent of Arthur Andersen LLP.
           23.2          -- Consent of Grant Thornton LLP.
           23.3          -- Consent of Ernst & Young LLP.
           23.4          -- Consent of Williamson Petroleum Consultants, Inc.
           23.5          -- Consent of Dain Rauscher Wessels, a division of Dain
                            Rauscher Incorporated.
           23.6          -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1).
           23.7          -- Consent of Conner & Winters, A Professional Corporation
                            (included in Exhibit 8.1).
           24.1          -- Power of Attorney (included herein on signature page).
           99.1          -- Opinion dated October 8, 1999, of Dain Rauscher Wessels, a division of Dain Rauscher Incorporated (included as
                            Annex B to the Proxy Statement/Prospectus).
           99.2          -- Consent of Philip B. Smith as a Person About to Become a
                            Director.


           99.3          -- Consent of Lon C. Kile as a Person About to Become a
                            Director.
           99.4          -- Consent of Scott D. Sheffield as a Person About to Become
                            a Director.
           99.5          -- Consent of Mark L. Withrow as a Person About to Become a
                            Director.
           99.6          -- Form of Proxy for Stockholders of Vista Energy Resources,
                            Inc.
           99.7          -- Form of Proxy for Stockholders of Prize Energy Corp.

---------------

* Included in the Registrant's Registration Statement on Form S-4, as amended (File No. 333-58495), initially filed on July 2, 1998, and incorporated herein by reference.

** Included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.

*** Included in the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference.

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes as follows:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (d)(i) That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form; and

          (ii) That every prospectus (1) that is filed pursuant to paragraph (i) immediately preceding, or (2) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on the 9th day of December, 1999.

                                            VISTA ENERGY RESOURCES, INC.

                                            By:     /s/ C. RANDALL HILL
                                              ----------------------------------
                                                      C. Randall Hill
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS that each person whose signature appears below constitutes and appoints C. Randall Hill his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                    TITLE                     DATE
                     ---------                                    -----                     ----
                /s/ C. RANDALL HILL                  Chairman of the Board, Chief     December 9, 1999
---------------------------------------------------    Executive Officer and Chief
                  C. Randall Hill                      Financial Officer (Principal
                                                       Executive Officer and
                                                       Principal Accounting Officer)

                /s/ STEVEN D. GRAY                   Director, President and Chief    December 9, 1999
---------------------------------------------------    Operating Officer
                  Steven D. Gray

               /s/ KENNETH A. HERSH                  Director                         December 9, 1999
---------------------------------------------------
                 Kenneth A. Hersh

                /s/ DAVID R. ALBIN                   Director                         December 9, 1999
---------------------------------------------------
                  David R. Albin

                /s/ JOHN S. FOSTER                   Director                         December 9, 1999
---------------------------------------------------
                  John S. Foster

                 /s/ JOHN Q. ADAMS                   Director                         December 9, 1999
---------------------------------------------------
                   John Q. Adams

                                 EXHIBIT INDEX

     EXHIBIT NUMBER                        DESCRIPTION OF DOCUMENT
     --------------                        -----------------------


            2.1          -- Agreement and Plan of Merger, dated as of October 8,
                            1999, among Vista Energy Resources, Inc., PEC Acquisition
                            Corp. and Prize Energy Corp. (included as Annex A to the
                            Proxy Statement/Prospectus).
           *3.1          -- Certificate of Incorporation of Vista Energy Resources,
                            Inc.
           *3.2          -- Bylaws of Vista Energy Resources, Inc.
           *4.1          -- Specimen Stock Certificate for the Common Stock, par
                            value $.01 per share, of Vista Energy Resources, Inc.
            4.2          -- Form of Registration Rights Agreement by and among Vista
                            Energy Resources, Inc., certain securityholders of Vista
                            Energy Resources, Inc. and stockholders of Prize Energy
                            Corp.
           *4.3          -- Registration Rights Agreement, dated as of October 28,
                            1998, by and among Vista Energy Resources, Inc. and
                            certain securityholders of Vista Resources I, Inc. and
                            Vista Resources Partners, L.P.
           *4.4          -- Registration Rights Agreement, dated as of October 28,
                            1998, by and among Vista Energy Resources, Inc. and
                            certain securityholders of Midland Resources, Inc.
           *4.5          -- Warrant Agreement dated as of October 28, 1998, among
                            Vista Energy Resources, Inc. and American Stock Transfer
                            and Trust Company.
            4.6          -- Warrant Agreement dated as of November 1, 1990, among
                            Midland Resources, Inc. and Stock Transfer Company of
                            America, Inc.
            5.1          -- Opinion of Vinson & Elkins L.L.P. regarding legality of securities being registered.
            8.1          -- Opinion of Conner & Winters, A Professional Corporation,
                            regarding tax matters.
          *10.1          -- Contract Operating Agreement, effective as of June 1,
                            1998, by and between Vista Resources, Inc. and Midland
                            Resources Operating Company, Inc.
          *10.2          -- Warley Settlement Agreement, dated May 22, 1998, between
                            Midland Resources, Inc. and Deas H. Warley III.
          *10.3          -- Release and Hold Harmless Agreement, dated May 22, 1998, between Marilyn D. Wade, Deas H. Warley III and Midland
                            Resources, Inc.
          *10.4          -- Advisory Services Agreement between Vista Energy
                            Resources, Inc., Natural Gas Partners II, L.P. and
                            Natural Gas Partners III, L.P.
         **10.5          -- Credit Agreement, dated December 18, 1998, by and between
                            Vista Resources Partners, L.P. and Midland Resources,
                            Inc., as borrowers, Vista Energy Resources, Inc., as
                            guarantor, BancBoston, N.A., as administrative agent, and
                            certain financial institutions.
          *10.6          -- Vista Energy Resources, Inc. 1998 Key Employee Stock
                            Option Plan.
          *10.7          -- Midland Option Exercise Agreement.
          *10.8          -- Indemnification Agreement, dated as of October 28, 1998, by and between Vista Energy Resources, Inc. and each of
                            its directors and executive officers.
          *10.9          -- Indemnification Agreement, dated as of October 28, 1998, by and between Vista Energy Resources, Inc. and each of
                            the directors and executive officers of Midland
                            Resources, Inc.
          *10.10         -- Termination Agreement, dated May 22, 1998, by and among
                            Vista Energy Resources, Inc., Midland Resources, Inc. and
                            Howard E. Ehler.
          *10.11         -- Termination Agreement, dated May 22, 1998, by and among
                            Vista Energy Resources, Inc., Midland Resources, Inc. and
                            Marilyn D. Wade.


          *10.12         -- Office Lease dated October 10, 1996, between Vista
                            Resources, Inc. and Fasken Center, Ltd.
          *10.13         -- Lease Amendment dated September 18, 1997, between Vista
                            Resources, Inc. and Fasken Center, Ltd.
        ***10.14         -- Vista Energy Resources, Inc. Severance Benefit Plan,
                            Effective October 8, 1999.
        ***10.15         -- Consulting and Termination Agreement, dated as of October
                            8, 1999, by and among Prize Energy Corp., Vista Energy
                            Resources, Inc. and C. Randall Hill.
        ***10.16         -- Consulting and Termination Agreement, dated as of October
                            8, 1999, by and among Prize Energy Corp., Vista Energy
                            Resources, Inc. and Steven D. Gray.
        ***10.17         -- Consulting and Termination Agreement, dated as of October
                            8, 1999, by and among Prize Energy Corp., Vista Energy
                            Resources, Inc. and R. Cory Richards.
           10.18         -- Form of Assignment and Assumption Agreement by and
                            between Vista Energy Resources, Inc. and Prize Energy
                            Corp. relating to the Joint Participation Agreement by
                            and between Prize Energy Corp. and Pioneer Natural
                            Resources USA, Inc.
          *10.19         -- Vista Energy Resources, Inc. 1998 Key Employee Stock
                            Option Plan.
           12.1          -- Ratio of Earnings to Fixed Charges.
         **21.1          -- Subsidiaries of Vista Energy Resources, Inc.
           23.1          -- Consent of Arthur Andersen LLP.
           23.2          -- Consent of Grant Thornton LLP.
           23.3          -- Consent of Ernst & Young LLP.
           23.4          -- Consent of Williamson Petroleum Consultants, Inc.
           23.5          -- Consent of Dain Rauscher Wessels, a division of Dain
                            Rauscher Incorporated.
           23.6          -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1).
           23.7          -- Consent of Conner & Winters, A Professional Corporation
                            (included in Exhibit 8.1).
           24.1          -- Power of Attorney (included herein on signature page).
           99.1          -- Opinion dated October 8, 1999, of Dain Rauscher Wessels, a division of Dain Rauscher Incorporated (included as
                            Annex B to the Proxy Statement/Prospectus).
           99.2          -- Consent of Philip B. Smith as a Person About to Become a
                            Director.
           99.3          -- Consent of Lon C. Kile as a Person About to Become a
                            Director.
           99.4          -- Consent of Scott D. Sheffield as a Person About to Become
                            a Director.
           99.5          -- Consent of Mark L. Withrow as a Person About to Become a
                            Director.
           99.6          -- Form of Proxy for Stockholders of Vista Energy Resources,
                            Inc.
           99.7          -- Form of Proxy for Stockholders of Prize Energy Corp.

---------------

* Included in the Registrant's Registration Statement on Form S-4, as amended (File No. 333-58495), initially filed on July 2, 1998, and incorporated herein by reference.

** Included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.

*** Included in the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference.